As filed with the Securities and Exchange Committee on November 7, 2024
Registration No. 333-282700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pony AI Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands (State or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District,
Guangzhou, People’s Republic of China, 511458
+86 020-3466 7656
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong +852 2521-4122

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus Dated          , 2024
American Depositary Shares
Pony AI Inc.
Representing           Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Pony AI Inc. We are offering a total of         ADSs, each representing        of our Class A ordinary shares, par value US$0.0005 per share. The underwriters may also purchase up to         Class A ordinary shares within 30 days to cover over-allotments, if any.
Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$      and US$      per ADS. We have applied to list the ADSs representing our Class A ordinary shares on the Nasdaq Global Select Market under the symbol “ PONY.” The closing of this offering is conditioned upon the final approval from the Nasdaq Global Select Market of our listing application.
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Following the completion of this offering and the concurrent private placements, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Dr. Jun Peng, our Chief Executive Officer and director, and Dr. Tiancheng Lou, our Chief Technology Officer and director, will collectively beneficially own all of our issued Class B ordinary shares and will collectively be able to exercise     % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering and the concurrent private placements, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Principal Shareholders.”
Concurrently with, and subject to, the completion of this offering and applicable PRC overseas direct investment and investment fund registration approvals, certain strategic third-party investors have agreed to purchase approximately US$154 million worth of Class A ordinary shares from us, including (i) US$ equivalent of RMB500 million by JSC International Investment Fund SPC, (ii) US$ equivalent of RMB300 million by Guangzhou Nansha Chicheng Future Industry Investment Fund Partnership (Limited Partnership), (iii) US$27 million by Guangqipony Holdings Limited, and (iv) US$15 million by Kechuangzhihang Holdings Limited. The concurrent private placements will be consummated, as separate transactions, each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Our proposed issuance and sale of Class A ordinary shares to each of these investors is being made through private placements pursuant to an exemption from registration with the SEC under Regulation S of the U.S. Securities Act of 1933, as amended. Each private placement investor has agreed not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days (or 12 months in the case of Guangqipony Holdings Limited) for the Class A ordinary shares issued in the concurrent private placements after the date of this prospectus, subject to certain exceptions. Other than this lock-up arrangement, all private placement investors shall have the same rights as other Class A ordinary shareholders upon completion of this offering.
Pony AI Inc. (the “Company”) is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through its former consolidated variable interest entities (the “former VIEs” or “former VIE Entities”). The former VIEs were owned by certain nominee shareholders, not Pony AI Inc. The former VIEs were consolidated for accounting purpose only and Pony AI Inc. did not own any equity interest in the former VIEs. We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. In the United States, Pony AI Inc. operates its business through Pony.AI, Inc, a Delaware corporation. For a summary of our prior contractual arrangements among the former WFOEs, the former VIEs and their respective nominee shareholders, see “Our History and Corporate Structure — Prior Contractual Arrangements with the Former VIEs and Their Shareholders.” Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities of Pony’s subsidiaries. As used in this prospectus, “we,” “us,” “our company,” “our,” or “Pony” refers to Pony AI Inc. and its subsidiaries, and, in the context of describing our historical consolidated financial information, business operations and operating data, refers to Pony AI Inc. and its subsidiaries and the former VIEs. We refer to Beijing (ZX) Pony.AI Technology Co., Ltd. and Guangzhou (ZX) Pony.AI Technology Co., Ltd. and their subsidiaries as the former VIEs in the context of describing their activities and contractual arrangements.
Our former VIE structure involves unique risks to investors in the ADSs. As of December 31, 2022 and 2023, total assets of the former VIEs, excluding amounts due from the group companies, equaled to 10.1% and 9.1% of our consolidated total assets as of the same dates, respectively. In 2022 and 2023, total revenues generated from the former VIEs accounted for 22.5% and 31.5% of our total revenues on a consolidated basis. Our prior contractual arrangements with the former VIEs and their respective shareholders have not been tested in a court of law in the PRC. If the PRC regulatory authority deems that the prior contractual arrangements with the former VIEs did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs through which we conducted our operations during the period when the VIE structure existed.
As of December 31, 2022 and 2023 and June 30, 2024, Pony AI Inc. had made cumulative capital contributions and loans of US$530.0 million, US$595.0 million and US$630.0 million, respectively, to its PRC subsidiaries through intermediate holding companies. Under relevant PRC laws and regulations, Pony AI Inc. was permitted to remit funds to the former VIEs through loans rather than capital contributions. Hongkong Pony AI Limited (“Hongkong Pony AI”), one of Pony AI Inc.’s subsidiaries, offered a loan of US$105.0 million to Beijing (ZX) Pony, one of the former VIEs, to support business expansion in China, out of which US$5.0 million and nil was drawn down by Beijing (ZX) Pony in 2022 and 2023, respectively. Beijing (ZX) Pony repaid the loan of US$5.0 million in June 2024. There were also cash and non-cash assets transferred between the former VIEs and other entities within our organization. Non-cash assets were primarily intellectual property rights, and equipment and facilities. In 2022 and 2023, the total amount of service fees that the former VIEs paid to other entities within our organization was US$0.9 million and US$3.5 million, respectively. In 2022 and 2023, the aggregate amount of the underlying non-cash assets transferred through our organization was US$0.2 million and nil, respectively.
Pony AI Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. None of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including Pony AI Inc., or any investors as of the date of this prospectus. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Prospectus Summary — Transfer of Funds and Other Assets.”

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC regulatory authority to transfer cash. The PRC regulatory authority imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Our cash dividends, if any, will be paid in U.S. dollars. As a consequence, we might not be able to pay dividends in foreign currencies to our shareholders. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. In addition, relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our company’s PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations; each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, our PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Such laws and regulations would limit our ability to transfer cash between our company and our investors. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Regulation — Regulations on Foreign Exchange Control and Dividend Distribution.”
The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies that affected certain industries with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has recently issued new laws and regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For more details, see “Risk Factors — Risks Related to Doing Business in China — The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us.”
Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.
However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.”

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 30 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters have an over-allotment option to purchase up to an additional           ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within           days from the date of this prospectus.
The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on        , 2024.

Goldman Sachs (Asia) L.L.C. BofA Securities Deutsche Bank Huatai Securities
Tiger Brokers
The date of this prospectus is            , 2024.

Robotaxi

pony

小马智行·pony
BJHAD
无人化测试

5 号门
Gate
国内出发
Domestic Departures

Robotruck

SANY
小马智卡
PONYTRON

左
出口 56
S40 京津塘高速
(天津 塘沽)
16 km
小马智卡 PONY TRON

PONYTRON

Note: Images of our robotruck fleet driving and conducting road testing with regulatory permits

Pony at a Glance

Obtained All Available Regulatory Permits

Essential for providing public-facing robotaxi services within all four Tier-1 cities in China[1]

250+ / 190+

Robotaxi / robotruck fleet size[2, 3]

39+ Million Kilometers

Cumulative autonomous driving mileage[4] across diverse geographies[2]

~15x

KMPCI increase from 2020 to date[2]

220,000+ / ~70%

Number of registered users on PonyPilot mobile app[5] / repeat passengers[6]

JV and Close Partnerships

With world leading OEMs

Note: 1. According to Frost & Sullivan; 2. Operating data as of the date of the prospectus; 3. The number of robotrucks includes both self-owned autonomous vehicles and those jointly operated with strategic partners, whereas robotaxis are all self-owned by our company; 4. "Autonomous driving mileage" refers to the total distance covered by vehicles driving autonomously both with and without the presence of a safety driver behind the driving wheel; 5. As of June 30, 2024; 6. As of August 31, 2024; "repeat passengers" defined as the passengers on Pony's mobile app who used Pony's robotaxi services more than once.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Class A ordinary shares.

i

Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
Until            , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. This prospectus contains certain information from an industry report commissioned by us and prepared by Frost & Sullivan, Inc., Shanghai Branch Co., or Frost & Sullivan, a third-party industry research firm.
Our Vision
We aim to mass commercialize our revolutionary autonomous driving technology to deliver safe, sustainable, and accessible mobility to people and businesses around the world.
Our Company
Pony is a global leader in achieving large-scale commercialization of autonomous mobility.
On the public roads of China’s metropolises, Pony has achieved what was once only depicted in science fiction — building a car that drives itself. Today, a commute in a driverless Pony robotaxi is not merely a display of groundbreaking technology, but becoming a part of the daily lives for many residents in these communities. As intuitive as a trip in a traditional taxi, hailing a ride with Pony’s robotaxi offers everyone a revolutionary mobility option to make our streets safer and greener, changing the way the world moves.
After one summons a ride on the PonyPilot mobile app, a robotaxi shows up at the designated pick-up spot quickly — looking no different from a traditional taxi, except for the equipped sensors watching and coping with the streets. But the difference lies beneath the surface — no one is behind the driving wheel.
Passengers, wide-eyed with wonder, unlock the door using the app and climb into the back seat. The robotaxi hits the road and navigates the crowded urban districts confidently and smoothly, expertly handling unexpected snags with ease and intelligently identifying all the obstacles in its path, including other cars, pedestrians, construction zones, and even in inclement weather conditions. As the steering wheel turns itself with seamless precision, the car brakes and accelerates without any human intervention, until it pulls over steadily at the destination.
Stepping out of the car, the passengers pay the fare through the app and conclude this awe-inspiring ride. Meanwhile, the robotaxi drives itself away to pick up the next passenger, leaving one to ponder what other marvels the future holds.
Starting from scratch and bringing our technology to people’s lives is by itself a testament to our commitment to autonomous mobility. Yet the progress we have made to date is what sets Pony apart from our peers:
•
We were among the first in China to obtain licenses to operate fully driverless robotaxis in all four Tier-1 cities in China (namely Beijing, Shanghai, Guangzhou and Shenzhen), and we are the only autonomous driving technology company that has obtained all available regulatory permits essential for providing public-facing robotaxi services within these Tier-1 cities, according to Frost & Sullivan.

•
We currently operate a fleet of over 250 robotaxis, which has accumulated over 33.5 million kilometers of autonomous driving mileage, including over 3.9 million kilometers of driverless mileage.

•
We have formed a joint venture with Toyota and GTMC to advance the mass production and large-scale deployment of fully driverless robotaxis in China. In addition, we have partnered with other leading OEMs, such as SAIC, GAC and FAW, to co-develop and mass produce robotaxi vehicles.

•
Empowered by our strong partnerships with leading TNCs, such as OnTime Mobility, Amap and Alipay, we were among the first to offer fully driverless fare-charging, public-facing robotaxi services with substantial safety benefits and compelling passenger experience, according to Frost & Sullivan.

Our average daily orders received per robotaxi exceeded 15 in the six months ended June 30, 2024, setting a key milestone towards large-scale commercialization of Level 4 robotaxis.
•
We currently operate a fleet of over 190 robotrucks, both independently and in collaboration with Sinotrans, China’s largest freight logistics company according to CIFA, which has amassed approximately 5.0 million kilometers of autonomous driving mileage. Over the course of its commercial operations, our robotruck fleet offers hub-to-hub long-haul freight transportation across China, accumulating over 767 million freight ton-kilometers. In addition, we have collaborated with SANY, China’s leading truck manufacturer, to co-develop Level 4 robotrucks.

Building upon our initial market success in China, Pony is steadfastly committed to providing this safe, sustainable, and accessible autonomous mobility on a global scale. To date, our presence has extended beyond China to encompass Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to our advanced technology.
With these milestones, Pony is on track to achieve large-scale commercialization of our Virtual Driver technology. Specifically, we aim to develop a commercially viable and sustainable business model that enables the mass production and deployment of vehicles equipped with our Virtual Driver technology across transportation use cases, providing autonomous mobility to people and businesses around the world.
Our Strengths
•
Technological readiness for Level 4 large-scale commercialization

•
Actionable large-scale commercialization roadmaps

•
Thriving collaborative ecosystem

•
World-class team led by visionary and experienced senior management

Our Growth Strategies
•
Accelerate commercialization across our portfolio of solutions

•
Invest in technology to drive the future of autonomous mobility

•
Deepen our partnerships and expand our collaborative ecosystem

Summary of Risk Factors
An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. Full-fledged discussion of each of these summary risk factors can be found under the same subheading in the section headed “Risk Factors.”
Risks Related to Our Business and Industry
•
Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties. (page 28)

•
Our limited operating history makes it difficult to predict our future prospects, business and financial performance. Our historical revenue mix and growth, cost mix, margin profile and financial results in general are not indicative of future trends as we are still in a nascent stage of commercializing our technologies and diversifying our customer base based on our go-to market strategies. (page 28)

•
Since the markets for autonomous driving technology are still at relatively early stages of growth, if such markets do not continue to grow, grow more slowly than expected, fail to grow as large as expected, or if our autonomous driving technology fails to gain acceptance or traction from users and other stakeholders in such markets, our business, prospects, operating results, and financial condition could be materially harmed. (page 29)

•
We face risks associated with autonomous driving technology and may not be able to develop solutions on schedule, or at all, and we may experience significant delays in the design, commercialization and launch of new solutions. We may fail to develop partnerships with other companies to offer autonomous driving technologies in a timely manner. (page 30)

•
The autonomous driving industry is highly competitive. We face competition against a large number of both established competitors and new market entrants. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected. (page 30)

•
Any failure to commercialize our strategic plans at scale would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources. (page 31)

•
We have been and intend to continue investing significantly in research and development, and our attempt to develop new solutions and services may be unsuccessful, which may negatively impact our profitability and operating cash flow in the short-term and may not generate the results we expect to achieve. (page 35)

•
Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market. (page 35)

Risks Related to Doing Business in China
•
The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may change from time to time. As such, the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. For a detailed discussion of the underlying risks, see “Risk Factors — Risks Related to Doing Business in China — The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us.” (page 61)

•
Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. (page 61)

•
We are subject to U.S. export controls that could restrict our ability to transfer certain of our products and technologies, both within our company or to external parties, including potential customers; increasingly restrictive U.S. export controls directed toward China, in particular its artificial intelligence industry, could also limit our ability to obtain advanced semiconductors and other technology that could be needed to develop our products. (page 64)

•
The PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed discussion of the underlying risks, see “Risk Factors — Risks Related to Doing Business in China — We have completed the required filings with the CSRC for this offering. However, the approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” (page 65)

Risks Related to Our Former VIE Structure
•
If the PRC regulatory authority determines that the prior contractual arrangements constituting part of the former VIE structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs during the period when the VIE structure existed. (page 76)

Risks Related to the ADS and this Offering
•
An active trading market for our shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly. (page 77)

•
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors. (page 78)

•
Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. (page 78)

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. (page 79)

•
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards. (page 81)

•
There is a substantial risk that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares. (page 82)

Permissions Required from the PRC Authorities for Our Operations and This Offering
Regulatory Licenses, Permits and Approvals Required for Operations
Except as disclosed in “Risk Factors — Risk Related to Our Business and Industry — We are required to comply with laws and regulations across jurisdictions, including obtaining and maintaining permits and licenses to operate certain aspects of our business operations”, we believe that our PRC subsidiaries have obtained the material requisite licenses and permits from the PRC regulatory authorities that are necessary for their business operations in China.
Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. For details of the associated risks, see “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.” and “Risk Factors — Risk Related to Our Business and Industry — We are required to comply with laws and regulations across jurisdictions, including obtaining and maintaining permits and licenses to operate certain aspects of our business operations.”
Cybersecurity Review
On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other regulatory authorities in China jointly promulgated the amended Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a

“critical information infrastructure operator (“CIIO”)” that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for the cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuers apply to list its securities on a foreign stock exchange, and (iii) relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
As of the date of this prospectus, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. Although we have not received any regulatory notice that identifies us as a CIIO from any PRC regulatory authority, we cannot rule out the possibility that we or certain of our customers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant suppliers, and before the conclusion of such procedures, we are not allowed to purchase products or services from our suppliers. Additionally if any of our customers is deemed as a CIIO, our provision of products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customer, and before the conclusion of such procedures, the customer will not be allowed to use our products or services.
We also have not been involved in any cybersecurity-related investigation initiated by the CAC or any other mainland China regulatory authority, and have not received any cybersecurity-related warning, penalty or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. As the definitions for terms such as “internet platform operator” and “national security” are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of these terms as well as the Cybersecurity Review Measures and any implementation rules, we may be subject to additional requirements and risks associated with such regulatory requirements. For details of the associated risks, see “Risk Factors — Risks Related to Our Business and Industry —  Complying with evolving laws and regulations across multiple jurisdictions regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, including in ways that may result in conflicting requirements among various jurisdictions. Any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal and regulatory proceedings, suspension or disruption of operations, fines, increased cost of operations, remediation costs, indemnification expenditures or otherwise harm our business.”
As announced by the CAC, the China Cybersecurity Review Technology and Certification Center (the “CCRC”) is entrusted by the Cybersecurity Review Office and under its guidance, to undertake specific work of the cybersecurity review such as receipt of materials and formal review of such materials and setup a hotline for the consultation regarding cybersecurity review. In connection with this offering, we have received confirmation from the CCRC that we are not required to apply for a cybersecurity review in connection with this offering and our proposed listing in the U.S. if we do not possess over one million users’ personal information prior to the completion of this offering and our proposed listing. Accordingly, as the number of users whose personal information is processed by us does not reach one million as of the date of this prospectus, we are not required under the Cybersecurity Review Measures to apply for a cybersecurity review in connection with this offering and the contemplated listing of our ADSs on the Nasdaq.
However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we may not be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.
CSRC Filing and Reporting Requirements
On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31,

2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Therefore, we shall comply with the relevant requirements under the Overseas Listing Filing Rules in connection with this offering.
The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC a report and a relevant legal opinion issued by a domestic law firm within three business days after occurrence of such change.
As of the date of this prospectus, we have completed the filings with the CSRC for this offering and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on April 22, 2024. As of the date of this prospectus, we have not been denied for or failed to complete any permissions, approvals or filings required from Chinese authorities to offer the securities being registered to foreign investors in this offering. Therefore, we believe we have received all requisite permissions from and completed all filings with Chinese authorities in connection with this offering explicitly required under current PRC laws, regulations and rules. However, the PRC government may take measures to adopt additional laws and regulations or new interpretation and implementation of existing laws and regulations relating to the permission or approval for this offering.
In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. However, as there remain substantial uncertainty with respect to the interpretation and implementation of the Overseas Listing Filing Rules, which came into effect from March 31, 2023, we cannot assure you that we will be able to complete such filings in a timely manner and fully comply with such rules in connection with this offering or our continued listing overseas and our overseas securities offerings in the future. As of the date of this prospectus, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with this offering in this regard. For details of the associated risks, see “Risk Factors — Risks Related to Doing Business in China — We have completed the required filings with the CSRC for this offering. However, the approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” As the regulatory environments continue to evolve, we will continue to closely monitor developments in the PRC regarding requirements of the CSRC, the CAC, or other PRC regulatory authorities in connection with overseas listings and securities offerings.
Implication of the Holding Foreign Companies Accountable Act
Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the

“HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.
However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future.
The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in China —  Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.
Corporate Structure
Pony AI Inc. (the “Company”) was incorporated in November 2016 as an exempted company with limited liability in the Cayman Islands. In the same month, we incorporated Pony.AI, Inc., a Delaware corporation. We then commenced our U.S. operations in Silicon Valley, California through Pony.AI, Inc.
In December 2016, Hongkong Pony AI Limited (“Hongkong Pony AI”), a wholly-owned subsidiary of the Company, was incorporated under the laws of Hong Kong.
In April 2017, Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing (HX) Pony”), was incorporated in the PRC. Beijing (HX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In January 2018, Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou (HX) Pony”), was incorporated in the PRC. Guangzhou (HX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In June 2019, Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing (YX) Pony”) was incorporated in the PRC. Beijing (YX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In April 2021, Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen (YX) Pony”) was incorporated in the PRC. Shenzhen (YX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In March 2022, Shanghai (ZX) Pony AI Technology Development Co., Ltd. (“Shanghai (ZX) Pony”) was incorporated in the PRC, which is a wholly-owned subsidiary of Hongkong Pony AI.
Beijing (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements, as amended and restated, with Beijing (ZX) Pony and its shareholders, through which we obtained control over Beijing (ZX) Pony and its subsidiaries. In addition, Guangzhou (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements, as amended and restated, with Guangzhou (ZX) Pony and its shareholders, through which we obtained control over Guangzhou (ZX) Pony and its subsidiaries. While a VIE structure is typically used to provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits foreign investment in the operating companies, the former VIEs did not engage in any business that was subject to such foreign investment restrictions. Pony AI Inc. operated its businesses this way primarily in order to preserve the flexibility to engage in businesses that are subject to foreign investment restrictions under applicable PRC laws and regulations.
As a result, we were regarded as the primary beneficiary of Beijing (ZX) Pony, Guangzhou (ZX) Pony and their subsidiaries. For financial reporting purposes, we consolidated the operation results and financial position of the former VIEs in accordance with U.S. GAAP. We refer to each of Beijing (HX) Pony and Guangzhou (HX) Pony as our wholly foreign owned entity (the “former WFOE”), and to each of Beijing (ZX) Pony and Guangzhou (ZX) Pony and their respective subsidiaries as the consolidated variable interest entity (the “former VIE” or “former VIE Entity”) in this prospectus.
We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. There has been no change in the nature and extent of the former VIEs’ operating activities. None of the right to technology, intellectual property, licenses, or any ongoing research and development activities of the former VIEs were transferred out of our company, and former employees of the former VIEs are still employed with our company in connection with the change in corporate structure. For more details and risks related to the consolidated variable interest entity structure, please see “Our History and Corporate Structure — Prior Contractual Arrangements with the Former VIEs and Their Shareholders” and “Risk Factors — Risks Related to Our Former VIE Structure.”
The following chart illustrates our corporate structure as of the date of this prospectus:

Notes:
(1)
In February 2022, Cyantron Logistics Technology Co., Ltd. was incorporated under the laws of the PRC. Shareholders of Cyantron Logistics Technology Co., Ltd. are Beijing (HX) Pony and Sinotrans, each holding 51.0% and 49.0% of its equity interests, respectively.

(2)
Tianjin Poplar LLP is a limited partnership incorporated under the laws of the PRC. Beijing (ZX) Pony AI Technology Co., Ltd. is the general partner of Tianjin Poplar LLP, holding approximately 62% of its interest. The remaining 38% interest in Tianjin Poplar LLP is held by an individual as the limited partner.

Prior Contractual Arrangements
Pony AI Inc. is a Cayman Islands exempted company which does not have any substantive business operations. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through its former VIEs. While a VIE structure is typically used to provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits foreign investment in the operating companies, the former VIEs did not engage in any business that was subject to such foreign investment restrictions. Pony AI Inc. operated its business this way primarily in order to preserve the flexibility to engage in businesses in future that may be subject to foreign investment restrictions under applicable PRC laws and regulations.
Through a series of contractual arrangements, including exclusive business cooperation agreements, share pledge agreements, exclusive option agreements, powers of attorney and spousal consents, entered into by and among (i) Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony and the shareholders of Beijing (ZX) Pony, and (ii) Guangzhou (HX) Pony, Hongkong Pony AI, Guangzhou (ZX) Pony and the shareholders of Guangzhou (ZX) Pony, respectively, Pony AI Inc.’s PRC subsidiaries previously controlled the former VIEs through contractual arrangements in the PRC and consolidated the former VIEs for accounting purposes. For a detailed summary of these contractual arrangements, see “Our History and Corporate Structure — Prior Contractual Arrangements with the Former VIEs and Their Shareholders.” These prior contractual arrangements entered into with the former VIEs allowed Pony AI Inc. to (i) have the power to direct the operation and activities of the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law. As a result of these prior contractual arrangements, for accounting purposes, Pony AI Inc. exerted effective control over, and was considered the primary beneficiary of, the former VIEs and consolidate their operating results in its financial statements under U.S. GAAP for the years ended December 31, 2022 and 2023.
We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. Nevertheless, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC regulatory authority, which may retroactively affect the enforceability or legality of our former contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods when the VIE structure existed. If the PRC regulatory authority finds such agreements to be non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our former contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022 and 2023 included in this prospectus. As a result, the ADSs may decline in value or become worthless.
Certain Risks Associated with Our Corporate Structure
Pony AI Inc. is an exempted company incorporated under the laws of the Cayman Islands that conducts a material portion of its operations in China through subsidiaries incorporated in the PRC. In addition, all our senior executive officers reside within China for a significant portion of the time. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. See also “Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws” of this prospectus.
Transfer of Funds and Other Assets
Pony AI Inc. transfers cash to Hongkong Pony AI Limited, its wholly-owned Hong Kong subsidiary, through primarily loans, and Hongkong Pony AI Limited transfers cash to our PRC subsidiaries through capital contributions and loans. Because Pony AI Inc. and its subsidiaries previously controlled the former VIEs through contractual arrangements, they were not able to make direct capital contributions to the former VIEs. However, under relevant PRC laws and regulations, they were permitted to remit funds to the former VIEs through loans or by making payment to the former VIEs for intragroup transactions. Hongkong Pony AI, one of our subsidiaries, offered a loan of US$105 .0 million to Beijing (ZX) Pony, one of the former VIEs, to support our business expansion in China, out of which US$5.0 million and nil was drawn down by Beijing (ZX) Pony in 2022 and 2023, respectively. The former VIEs funded their operations primarily using cash generated from operating and financing activities.
In 2022, 2023 and the six months ended June 30, 2024, Pony AI Inc. provided loans to Hongkong Pony AI Limited in an aggregate amount of US$147.0 million, US$96.1 million and US$24.5 million, respectively, which were used by Hongkong Pony AI Limited to fund the operations of the Company’s PRC subsidiaries and the former VIEs through capital contributions and loans. In 2022 and 2023, the former VIEs received debt financing of US$5.0 million and nil, respectively. Beijing (ZX) Pony, one of the former VIEs, repaid the loan of US$5.0 million in June 2024. In 2022, 2023 and the six months ended June 30, 2024, Hongkong Pony AI Limited paid in an aggregate amount of US$38.0 million, US$10.0 million and US$15.0 million, respectively, as capital contribution to former WFOEs as primary beneficiaries. In 2022, 2023 and the six months ended June 30, 2024, Beijing (HX) Pony, one of the former WFOEs, paid an aggregate amount of US$17.8 million, US$4.5 million and US$0.7 million, respectively, as capital contribution to other subsidiaries of Pony AI Inc.
There were also cash and non-cash assets transferred between the former VIEs and other entities within our organization. Non-cash assets were primarily intellectual property rights, and equipment and facilities. In 2022 and 2023, the total amount of service fees that the former VIEs paid to other entities within our organization was US$0.9 million and US$3.5 million, respectively. In 2022 and 2023, the aggregate amount of the underlying non-cash assets transferred through our organization was US$0.2 million and nil, respectively.
For any amounts owed by the former VIEs to our PRC subsidiaries under the prior contractual arrangements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the former VIEs have sufficient funds to do so. Pony AI Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. None of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including Pony AI Inc., or any investors as of the date of this prospectus. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy.”
For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%	-7.5%
Net distribution to Parent/Shareholders	67.5%
If, in the future, contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.
Restrictions on Foreign Exchange and our Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors
In the future, if and when we are profitable, Pony AI Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Pony AI Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. Access to foreign currencies for current account or capital account transactions may be further restricted in the future as the applicable laws, regulations and policies evolve. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Pony AI Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Taxation.”
Our Corporate Information
Our principal executive offices are located at 1301 Pearl Development Building, 1 Mingzhu 1st Street, Hengli Town, Nansha District, Guangzhou, People’s Republic of China, 511458. Our telephone number at this address is +86 020-3466 7656. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO

Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168, (212)947-7200.
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.pony.ai. The information contained on our website is not a part of this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.
We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. See “Risk Factors — Risks Related to the ADSs and this Offering — We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an ‘emerging growth company.’”
Implications of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.
In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.
Implication of Being a Controlled Company
Immediately following the completion of this offering and the concurrent private placements, Dr. Jun Peng, our Chief Executive Officer and director will beneficially own             % of our total issued and outstanding ordinary shares, representing             % of our total voting power, assuming that the

underwriters do not exercise their option to purchase additional ADSs, or             % of our total issued and outstanding ordinary shares, representing             % of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Jun Peng, our Chief Executive Officer and director, will hold more than 50% of the voting power for the election of directors upon the completion of this offering. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Recent Developments
The following table sets forth certain selected unaudited financial data for the nine months ended September 30, 2023 and 2024. These selected unaudited financial data have been prepared on the same basis as our audited consolidated financial statements. They do not provide a complete summary of our financial results for the nine months ended September 30, 2023 and 2024, and do not necessarily reflect the Company’s operating results for any future period. They should not be considered a substitute for our full interim or annual financial statements prepared in accordance with U.S. GAAP. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.
	Nine Months Ended September 30,
	2023		2024
	US$	%	US$	%
	(in thousands, except for percentages)
	(unaudited)
Revenues	21,304	100.0	39,509	100.0
Cost of revenues	(21,568)	(101.2)	(35,562)	(90.0)
Gross (loss) profit	(264)	(1.2)	3,947	10.0
Operating expenses:
Research and development expenses	(91,627)	(430.1)	(92,339)	(233.7)
Selling, general and administrative expenses	(24,879)	(116.8)	(24,033)	(60.8)
Total operating expenses	(116,506)	(546.9)	(116,372)	(294.5)
Loss from operations	(116,770)	(548.1)	(112,425)	(284.5)
Net loss	(104,598)	(491.0)	(93,888)	(237.6)
Revenues
Our total revenues increased by 85.5% from US$21.3 million in the nine months ended September 30, 2023 to US$39.5 million during the same period in 2024.
Robotaxi services.   Our revenues generated from robotaxi services increased from US$0.9 million in the nine months ended September 30, 2023 to US$4.7 million during the same period in 2024. This increase was primarily due to technological service fees from providing AV engineering solutions for a project in South Korea. Additionally, a smaller contribution came from rising passenger fares as we expanded our public-facing fare-charging robotaxi operations in Tier-1 cities in China, which still remain in the early stage of commercialization.
Robotruck services.   Our revenues generated from robotruck services increased by 56.5% from US$17.5 million in the nine months ended September 30, 2023 to US$27.4 million during the same period in 2024. This increase was primarily driven by increased transportation service fees collected by Cyantron. During the nine months ended September 30, 2024, Cyantron expanded its geographical footprints with an addition of 45 robotrucks to its fleet compared to the same period in 2023, resulting in increased transportation service fees. Specifically, the mileage covered by the Cyantron robotruck fleet increased from over 12 million kilometers in the nine months ended September 30, 2023 to more than 17 million kilometers during the same period in 2024.
Licensing and applications.   Our revenues generated from licensing and applications increased from US$2.9 million in the nine months ended September 30, 2023 to US$7.4 million during the same period in

2024. This increase was primarily driven by an increase of US$4.4 million in revenue from value-added technological services during such periods, as we signed contracts with seven large-scale customers during the nine months ended September 30, 2024, compared to one in the same period of 2023.
Cost of revenues
Our cost of revenues increased by 64.9% from US$21.6 million in the nine months ended September 30, 2023 to US$35.6 million during the same period in 2024. Specifically, the increase was primarily due to the increases in (i) fleet operation expenses of US$9.5 million, driven by the increased robotaxi orders and expanding geographical footprints and fleet for Cyantron’s robotruck services, which mainly comprised of vehicle maintenance expenses, fuel costs and tolls, and (ii) employee compensation of US$4.3 million as a result of a growing number of engineers and other personnel being assigned to support the accelerated commercial deployment of our technology.
Research and development expenses
Our research and development expenses remained relatively stable at US$92.3 million in the nine months ended September 30, 2024, compared to US$91.6 million during the same period in 2023. Specifically, employee compensation increased from US$59.1 million in the nine months ended September 30, 2023 to US$62.7 million during the same period in 2024, mainly due to a slight increase in our employee headcount. The increase was partially offset by the decrease in depreciation and amortization relating to our vehicles and other equipment from US$10.0 million in the nine months ended September 30, 2023 to US$5.9 million during the same period in 2024.
Selling, general and administrative expenses
Our selling, general and administrative expenses decreased by 3.4% from US$24.9 million in the nine months ended September 30, 2023 to US$24.0 million during the same period in 2024, mainly due to more disciplined operations and enhanced efficiency.
Net loss
As a result of the foregoing, we incurred a net loss of US$93.9 million in the nine months ended September 30, 2024, compared to a net loss of US$104.6 million during the same period in 2023.
Conventions which Apply to This Prospectus
Unless we indicate otherwise, all information in this prospectus reflects the following:
•
“2016 Share Plan” refers to our share-based awards scheme adopted in November 2016 and amended in 2019 and 2020, respectively;

•
“ADAS” refers to advanced driver-assistance system;

•
“ADSs” refers to the American depositary shares, each representing   Class A ordinary shares;

•
“AI” refers to artificial intelligence;

•
“Alipay” refers to Alipay.com Co., Ltd. and its subsidiaries and/or affiliates;

•
“Amap” refers to Amap Software Co., Ltd. and its subsidiaries and/or affiliates;

•
“autonomous driving mileage” refers to the total distance covered by vehicles driving autonomously both with and without the presence of a safety driver behind the driving wheel;

•
“AV” refers to autonomous vehicle;

•
“Beijing (HX) Pony” refers to Beijing (HX) Pony.AI Technology Co., Ltd.;

•
“Beijing (ZX) Pony” refers to Beijing (ZX) Pony.AI Technology Co., Ltd.;

•
“CAGR”, also known as compounded annual growth rate, refers to the mean annual growth rate of an investment over a specified period of time longer than one year;

•
“Cainiao” refers to Cainiao Smart Logistics Network Limited and its subsidiaries and/or affiliates;

•
“China” or “PRC” refers to the People’s Republic of China and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Hong Kong, Macau and Taiwan;

•
“CIFA” refers to China International Freight Forwarders Association;

•
“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0005 per share;

•
“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0005 per share;

•
“CPU” refers to a computer’s central processing unit, which is the portion of the computer that retrieves and executes instructions;

•
“driverless mileage” refers to the total distance covered by vehicles driving without the presence of a safety driver behind the driving wheel;

•
“FAW” refers to China FAW Group Corp., Ltd. and its subsidiaries and/or affiliates;

•
“freight ton-kilometers” is a metric used to measure the total amount of freight transported by a particular mode of transport over a specified distance; when calculating the freight ton-kilometers for our robotrucks, based on our management’s estimate of the carrying tons of cargo transportable by our robotrucks;

•
“GAC” refers to Guangzhou Automobile Group Co., Ltd. and its subsidiaries and/or affiliates;

•
“GNSS,” also known as global navigation satellite system, refers to a constellation of satellites providing signals from space that transmit positioning and timing data to receivers;

•
“GPU” refers to graphics processing unit, a specialized electronic circuit designed to rapidly process large amounts of visual data, such as data generated by sensors such as cameras and LiDAR;

•
“GTMC” refers to GAC Toyota Motor Co., Ltd., a joint venture formed by GAC and Toyota, and its subsidiaries and/or affiliates;

•
“GTV” refers to gross transaction value;

•
“Guangzhou (HX) Pony” refers to Guangzhou (HX) Pony.AI Technology Co., Ltd.;

•
“Guangzhou (ZX) Pony” refers to Guangzhou (ZX) Pony.AI Technology Co., Ltd.;

•
“IMU,” or inertial measurement unit, refers to an electronic device that measures and reports a vehicle’s acceleration, angular rate, and sometimes its magnetic field, using a combination of accelerometers, gyroscopes, and sometimes magnetometers;

•
“KMPCI” refers to kilometers per critical intervention, a performance metric used to measure the safety and reliability of autonomous vehicles, which means the number of kilometers an autonomous vehicle can travel before necessary intervention is required to prevent an accident or other potentially dangerous situation;

•
“LiDAR,” also known as light detection and ranging, refers to a sensor that uses lasers to detect and measure distances to objects in the environment;

•
“Meituan” refers to Meituan and its subsidiaries and/or affiliates;

•
“Neolix” refers to Neolix Technologies Co., Ltd. and its subsidiaries and/or affiliates;

•
“NHTSA” refers to the National Highway Traffic Safety Administration;

•
“NVIDIA” refers to NVIDIA Corporation and its subsidiaries and/or affiliates;

•
“OEMs,” also known as original equipment manufacturers, refers to vehicle and other manufacturers in the context of autonomous driving;

•
“OnTime Mobility” refers to Chenqi Technology Limited and its subsidiaries and/or affiliates;

•
“Pony,” “we,” “us,” “our company,” and “our” refer to Pony AI Inc., a Cayman Islands exempted company and its subsidiaries. When referring to our historical consolidated financial information,

business operations and operating data, the results of the former VIEs are included in such historical information and data;
•
‘‘PonyLink’’ refers to PonyLink Co., Ltd. and its subsidiaries and/or affiliates;

•
“POV” refers to personally-owned vehicles;

•
“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•
“SANY” refers to SANY Group and its subsidiaries and/or affiliates;

•
“SAIC” refers to SAIC Motor and its subsidiaries and/or affiliates;

•
“shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;

•
“Sinotrans” refers to Sinotrans Limited and all its subsidiaries and/or affiliates;

•
“Tier-1 cities” refers to Beijing, Shanghai, Guangzhou and Shenzhen;

•
“Tier-2 cities” refers to 31 cities classified by the National Bureau of Statistics of the PRC, such as Hangzhou, Chengdu, and Wuhan;

•
“TNCs” refers to transportation network companies, including online platforms offering mobility and ride hailing services;

•
“Toyota” refers to Toyota Motor Corporation and its subsidiaries and/or affiliates;

•
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•
“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America;

•
“former VIEs” refers to Beijing (ZX) Pony and Guangzhou (ZX) Pony and their subsidiaries; and

•
“former WFOEs” refers to Beijing (HX) Pony and Guangzhou (HX) Pony.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB7.2672 to US1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.
This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING
Price per ADS
We currently estimate that the initial public offering price will be between US$      and US$      per ADS.
ADSs offered by us
          ADSs (or          ADSs if the underwriters exercise their over-allotment option in full).
Concurrent private
placements of Class A ordinary shares
Concurrently with, and subject to, the completion of this offering, certain strategic investors have agreed to purchase approximately US$154 million worth of Class A ordinary shares from us, including (i) US$ equivalent of RMB500 million by JSC International Investment Fund SPC, (ii) US$ equivalent of RMB300 million by Guangzhou Nansha Chicheng Future Industry Investment Fund Partnership (Limited Partnership), (iii) US$27 million by Guangqipony Holdings Limited, and (iv) US$15 million by Kechuangzhihang Holdings Limited. The concurrent private placements will be consummated, as separate transactions, each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Our proposed issuance and sale of Class A ordinary shares to each of these investors is being made through a private placement pursuant to an exemption from registration with the SEC under Regulation S of the U.S. Securities Act of 1933, as amended. Each private placement investor has agreed not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days (or 12 months in the case of Guangqipony Holdings Limited) for the Class A ordinary shares issued in the concurrent private placements after the date of this prospectus, subject to certain exceptions. Under the share subscription agreements, the consummation of the concurrent private placements is subject to the completion of this offering, as well as PRC overseas direct investment approval and investment fund registration to be obtained and completed by the applicable investors. If this offering and applicable regulatory approval process are completed, such private placements will be completed concurrently with or shortly after the closing of this offering. Other than this lock-up arrangement, all private placement investors shall have the same rights as other Class A ordinary shareholders upon completion of this offering.
Ordinary shares to be outstanding immediately after this offering and the concurrent private placements
        ordinary shares, consisting of         Class A ordinary shares (or          Class A ordinary shares if the underwriters exercise their over-allotment option in full) and           Class B ordinary shares, including         Class A ordinary shares that we will issue and sell in the concurrent private placements, calculated based on an assumed initial offering price of US$        per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus.

The ADSs
Each ADS represents          Class A ordinary shares, par value US$0.0005 per share. The depositary will hold the Class A ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.
We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may turn in the ADSs to the depositary in exchange for our Class A ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Ordinary shares
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share.
All options and restricted share units, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.
See “Description of Share Capital.”
Over-allotment option
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of          additional ADSs to cover over-allotments.
Listing
We have applied to list the ADSs representing our Class A ordinary shares on the Nasdaq Global Select Market, or Nasdaq under the symbol “PONY’’.
Use of proceeds
Based on an assumed initial public offering price of US$      per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, we expect that we will receive (i) net proceeds of approximately US$      million from this

offering (or approximately US$      million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) net proceeds of approximately US$      million from the concurrent private placements.
We intend to use the net proceeds from the offering and the concurrent private placements for (i) execution of our go-to market strategies in order to carry out the large-scale commercialization of our autonomous driving technology in our key addressable markets; (ii) continued investments in research and development of our autonomous driving technology; and (iii) general corporate purposes, and potential strategic investments and acquisitions to strengthen our technological capabilities and overall ecosystem. See “Use of Proceeds.”
Lock-up
We, all of our directors, executive officers, existing shareholders and concurrent private placement investors have agreed with the underwriters, without the prior written consent of the representatives, not to offer, pledge, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period (or 12-month period in the case of Guangqipony Holdings Limited who is a concurrent private placement investor) following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
Payment and settlement
The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on          , 2024.
Depositary
Deutsche Bank Trust Company Americas.
Taxation
For Cayman Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”
Risk Factors
See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to                 additional Class A ordinary shares to cover over-allotments, if any, in connection with the offering.
Unless otherwise indicated, the number of ordinary shares that will be outstanding immediately after this offering and the concurrent private placements:
•
is based upon 91,749,159 ordinary shares (including 10,660,389 Class A ordinary shares and 81,088,770 Class B ordinary shares) outstanding as of the date of this prospectus;

•
includes       Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares;

•
includes       Class A ordinary shares to be issued in the concurrent private placements, calculated based on an assumed initial offering price of US$      per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus;

•
excludes 38,548,312 Class A ordinary shares issuable upon the exercise of 8,779,356 share options and upon the vesting of 29,768,956 restricted share units granted and are outstanding under our 2016 Share Plan as of September 30, 2024; and

•
excludes 17,656,696 additional Class A ordinary shares reserved for future issuances pursuant to equity awards to be granted under the 2016 Share Plan as of September 30, 2024.

See “Management — Equity Incentive Plan” for more information about the 2016 Share Plan.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statements of operations and summary consolidated cash flow data for the years ended December 31, 2022 and 2023 and for the six months ended June 30, 2023 and 2024, and summary consolidated balance sheet data as of December 31, 2022, 2023 and as of June 30, 2024 have been derived from audited consolidated financial statements and our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table presents our summary consolidated statements of operations for the periods presented.
	Year Ended December 31,				Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Comprehensive Loss Data
Revenues	68,386	100.0	71,899	100.0	12,288	100.0	24,720	100.0
Cost of revenues	(36,322)	(53.1)	(55,015)	(76.5)	(12,062)	(98.2)	(22,134)	(89.5)
Gross profit	32,064	46.9	16,884	23.5	226	1.8	2,586	10.5
Operating expenses:
Research and development expenses(1)	(153,601)	(224.6)	(122,707)	(170.7)	(60,621)	(493.3)	(58,725)	(237.6)
Selling, general and administrative expenses(1)	(49,178)	(71.9)	(37,417)	(52.0)	(17,082)	(139.0)	(15,579)	(63.0)
Total operating expenses	(202,779)	(296.5)	(160,124)	(222.7)	(77,703)	(632.3)	(74,304)	(300.6)
Loss from operations	(170,715)	(249.6)	(143,240)	(199.2)	(77,477)	(630.5)	(71,718)	(290.1)
Investment income	8,890	13.0	19,389	27.0	9,470	77.1	11,350	45.9
Changes in fair value of warrants liability	3,887	5.7	(3,030)	(4.2)	(1,593)	(13.0)	5,617	22.7
Other income (expenses), net	9,614	14.1	1,427	2.0	(105)	(0.9)	2,978	12.0
Loss before income tax	(148,324)	(216.8)	(125,454)	(174.4)	(69,705)	(567.3)	(51,773)	(209.5)
Income tax (expenses) benefits	74	0.1	126	0.2	122	1.0	(2)	(0.0)
Net loss	(148,250)	(216.7)	(125,328)	(174.2)	(69,583)	(566.3)	(51,775)	(209.5)
Net loss attributable to non-controlling interests	(232)	(0.3)	(516)	(0.7)	(230)	(1.9)	(458)	(1.9)
Net loss attributable to Pony AI Inc.	(148,018)	(216.4)	(124,812)	(173.5)	(69,353)	(564.4)	(51,317)	(207.6)

Note:
(1)
Includes share-based compensation expenses:

	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Research and development expenses	13,405	1,832	1,198	605
Selling, general and administrative expenses	5,178	1,926	984	855

The following table presents our summary consolidated balance sheet data as of the dates presented.
	As of December 31,		As of June 30,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	316,262	425,960	334,756
Restricted cash, current	1,806	49	49
Short-term investments(1)	261,643	163,594	138,260
Accounts receivable, net	25,899	31,580	24,451
Amounts due from related parties, current	8,306	5,650	10,542
Prepaid expenses and other current assets	29,654	39,513	49,901
Total current assets	643,570	666,346	557,959
Restricted cash, non-current	450	196	195
Amounts due from related parties, non-current	2,969	—	—
Property, equipment and software, net	26,827	15,420	12,826
Operating lease right-of-use assets	8,138	6,419	4,407
Long-term investments(1)	80,653	51,712	89,284
Other non-current assets	8,907	7,024	28,893
Total non-current assets	127,944	80,771	135,605
Total assets	771,514	747,117	693,564
Accounts payable and other current liabilities	44,042	44,299	38,889
Operating lease liabilities, current	4,058	3,866	2,598
Total current liabilities	48,100	48,165	41,487
Operating lease liabilities, non-current	3,788	2,246	1,408
Other non-current liabilities	1,714	1,533	1,621
Total liabilities	53,602	51,944	44,516
Total mezzanine equity	1,257,497	1,361,278	1,414,658
Total shareholders’ deficit	(539,585)	(666,105)	(765,610)
Total liabilities, mezzanine equity and shareholders’ deficit	771,514	747,117	693,564

Note:
(1)
Short-term investments represent purchased short-term investments by the Company from financial institutions for idle funds management purpose, including term deposits, corporate bonds, commercial paper, yankee bonds and other wealth management products, etc.

Long-term investments are mainly comprised of investments in convertible redeemable preferred shares, term deposits and certificate of deposits.

The following table presents our summary consolidated cash flow data for the periods presented.
	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(154,768)	(115,421)	(62,818)	(59,122)
Net cash provided by (used in) investing activities	49,329	136,494	131,924	(28,669)
Net cash provided by (used in) financing activities	191,573	89,764	(9,972)	(710)
Effect of exchange rate changes on cash and cash equivalents	(10,607)	(3,150)	(7,107)	(2,704)
Increase (decrease) in cash and cash equivalents	75,527	107,687	52,027	(91,205)
Cash, cash equivalents and restricted cash at beginning of the year/period	242,991	318,518	318,518	426,205
Cash, cash equivalents and restricted cash at end of the year/period	318,518	426,205	370,545	335,000
Condensed Consolidating Schedule
The following tables present the condensed consolidating schedules for Pony AI Inc., its subsidiaries (excluding the former WFOEs), the former WFOEs that were the primary beneficiaries of the former VIEs under the U.S. GAAP (“Former WFOEs as primary beneficiaries”), and the former VIEs and their subsidiaries for the periods presented and as of the dates presented.
Condensed consolidating statements of operations information
	For the Year Ended December 31, 2022
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
	(US$ in thousands)
Revenues from external parties (including related parties)(2)	—	45,431	7,577	15,378	—	68,386
Revenues from intra-group entities	—	71,621	3,624	6,009	(81,254)	—
Revenue	—	117,052	11,201	21,387	(81,254)	68,386
Cost from external parties	—	(30,076)	(4,461)	(1,785)	—	(36,322)
Cost from intra-group entities	—	(3,566)	(2,663)	(6,050)	12,279	—
Cost of revenue	—	(33,642)	(7,124)	(7,835)	12,279	(36,322)
Operating expenses	(70,196)	(141,234)	(40,136)	(20,996)	69,783	(202,779)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	(85,742)	(38,463)	(9,271)	—	133,476	—
Others, net	7,920	10,220	5,233	(981)	(1)	22,391
Income (loss) before income tax expenses	(148,018)	(86,067)	(40,097)	(8,425)	134,283	(148,324)
Income tax benefits/(expenses)	—	93	(19)	—	—	74
Net income (loss)	(148,018)	(85,974)	(40,116)	(8,425)	134,283	(148,250)

	For the Year Ended December 31, 2023
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
	(US$ in thousands)
Revenues from external parties (including related parties)(2)	—	42,160	7,060	22,679	—	71,899
Revenues from intra-group entities	—	3,923	15,040	8,441	(27,404)	—
Revenue	—	46,083	22,100	31,120	(27,404)	71,899
Cost from external parties	—	(38,886)	(3,658)	(12,471)	—	(55,015)
Cost from intra-group entities	—	(7,102)	(7,754)	(9,920)	24,776	—
Cost of revenue	—	(45,988)	(11,412)	(22,391)	24,776	(55,015)
Operating expenses	(8,137)	(105,139)	(28,649)	(22,195)	3,996	(160,124)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	(125,266)	(24,739)	(12,904)	—	162,909	—
Others, net	8,591	3,893	5,471	(169)	—	17,786
Income (loss) before income tax expenses	(124,812)	(125,890)	(25,394)	(13,635)	164,277	(125,454)
Income tax benefits/(expenses)	—	108	19	(1)	—	126
Net income (loss)	(124,812)	(125,782)	(25,375)	(13,636)	164,277	(125,328)
	For the Six Months Ended June 30, 2024
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
Revenues from external parties (including related parties)(2)	—	23,595	1,120	5	—	24,720
Revenues from intra-group entities	—	1,375	934	369	(2,678)	—
Revenue	—	24,970	2,054	374	(2,678)	24,720
Cost from external parties	—	(21,577)	(529)	(28)	—	(22,134)
Cost from intra-group entities	—	(1,772)	(760)	(268)	2,800	—
Cost of revenue	—	(23,349)	(1,289)	(296)	2,800	(22,134)
Operating expenses	(1,113)	(54,424)	(15,933)	(2,233)	(601)	(74,304)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	(64,189)	(16,771)	(2,299)	—	83,259	—
Others, net	13,985	4,929	1,175	(144)	—	19,945
Income (loss) before income tax expenses	(51,317)	(64,645)	(16,292)	(2,299)	82,780	(51,773)
Income tax expense	—	(2)	—	—	—	(2)
Net loss	(51,317)	(64,647)	(16,292)	(2,299)	82,780	(51,775)

Note:
(1)
The eliminations are mainly related to the investment loss picked up from our subsidiaries (excluding the former WFOEs), the former WFOEs as primary beneficiaries, and the former VIEs and their subsidiaries.

(2)
Revenues from external parties (including related parties) included revenues of US$21.2 million and US$4.2 million from related parties recognized by other subsidiaries, and former VIEs and their subsidiaries, respectively, for the year ended December 31, 2022.

Revenues from external parties (including related parties) included revenues of US$22.5 million and US$0.6 million from related parties recognized by other subsidiaries, and former VIEs and their subsidiaries, respectively, for the year ended December 31, 2023.

Revenues from external parties (including related parties) included revenues of US$12.3 million from related parties recognized by other subsidiaries for six months ended June 30, 2024.
Condensed consolidating balance sheets information
	As of December 31, 2022
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
	(US$ in thousands)
Assets
Cash and cash equivalents	124,160	122,180	38,315	31,607	—	316,262
Restricted cash, current	—	—	—	1,806	—	1,806
Short-term investments	210,124	47,208	4,311	—	—	261,643
Accounts receivable, net	—	21,332	3,224	1,343	—	25,899
Amounts due from related parties, current	—	6,475	—	1,831	—	8,306
Amounts due from group companies, current	624,551	6,517	37,635	2,047	(670,750)	—
Prepaid expenses and other current assets	1,523	14,794	6,492	7,073	(228)(3)	29,654
Total current assets	960,358	218,506	89,977	45,707	(670,978)	643,570
Restricted cash, non-current	—	450	—	—	—	450
Amounts due from related parties, non-current	2,969	—	—	—	—	2,969
Property, equipment and software, net	—	14,129	1,140	11,558	—	26,827
Amounts due from group companies, non-current	—	35,071	17,087	—	(52,158)	—
Operating lease assets	—	4,922	1,539	1,677	—	8,138
Long-term investments	50,471	15,793	—	14,389	—	80,653
Other non-current assets	—	2,437	1,157	6,327	(1,014)(2)	8,907
Total non-current assets	53,440	72,802	20,923	33,951	(53,172)	127,944
Total assets	1,013,798	291,308	110,900	79,658	(724,150)	771,514
Liabilities
Accounts payable and other current liabilities	5,147	26,138	4,653	8,104	—	44,042
Operating lease liabilities, current	—	2,608	551	899	—	4,058
Amounts due to group companies, current	1,778	612,155	16,982	39,835	(670,750)	—
Total current liabilities	6,925	640,901	22,186	48,838	(670,750)	48,100
Amounts due to group companies, non current	—	—	—	52,158	(52,158)	—
Accumulated deficit/(equity) in its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	300,863	(99,162)	(9,576)	—	(192,125)	—
Operating lease liabilities, non-current	—	2,089	904	795	—	3,788
Other non current liabilities	—	1,558	156	—	—	1,714
Total non-current liabilities	300,863	(95,515)	(8,516)	52,953	(244,283)	5,502
Total liabilities	307,788	545,386	13,670	101,791	(915,033)	53,602
Total mezzanine equity	1,257,497	—	—	—	—	1,257,497
Non-controlling interests	—	—	—	5,351	6,551	11,902
Total Pony AI Inc. shareholders’ equity	(551,487)	(254,078)	97,230	(27,484)	184,332	(551,487)

	As of December 31, 2023
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
	(US$ in thousands)
Assets
Cash and cash equivalents	288,716	101,964	18,417	16,863	—	425,960
Restricted cash, current	—	49	—	—	—	49
Short-term investments	61,156	82,935	15,265	4,238	—	163,594
Accounts receivable, net	—	13,679	5,980	11,921	—	31,580
Amounts due from related parties, current	—	5,485	—	165	—	5,650
Amounts due from group companies, current	766,300	10,611	65,130	6,229	(848,270)	—
Prepaid expenses and other current assets	939	26,202	3,160	8,958	254(3)	39,513
Total current assets	1,117,111	240,925	107,952	48,374	(848,016)	666,346
Restricted cash, non-current	—	196	—	—	—	196
Property, equipment and software, net	—	10,471	698	4,251	—	15,420
Amounts due from group companies, non-current	—	30,086	—	—	(30,086)	—
Operating lease assets	—	4,608	960	851	—	6,419
Long-term investments	1,933	33,701	—	16,078	—	51,712
Other non-current assets	—	1,635	942	4,515	(68)(2)	7,024
Total non-current assets	1,933	80,697	2,600	25,695	(30,154)	80,771
Total assets	1,119,044	321,622	110,552	74,069	(878,170)	747,117
Liabilities
Accounts payable and other current liabilities	8,437	20,465	8,251	7,146	—	44,299
Operating lease liabilities, current	—	2,510	588	768	—	3,866
Amounts due to group companies, current	1,711	755,341	21,941	69,277	(848,270)	—
Total current liabilities	10,148	778,316	30,780	77,191	(848,270)	48,165
Amounts due to group companies, non-current	—	—	—	30,086	(30,086)	—
Accumulated deficit/(equity) in its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	424,868	(79,867)	(2,714)	—	(342,287)	—
Operating lease liabilities, non-current	—	1,933	299	14	—	2,246
Other non current liabilities	—	1,311	165	57	—	1,533
Total non-current liabilities	424,868	(76,623)	(2,250)	30,157	(372,373)	3,779
Total liabilities	435,016	701,693	28,530	107,348	(1,220,643)	51,944
Total mezzanine equity	1,361,278	—	—	—	—	1,361,278
Non-controlling interests	—	—	—	5,794	5,351	11,145
Total Pony AI Inc. shareholders’ equity	(677,250)	(380,071)	82,022	(39,073)	337,122	(677,250)

	As of June 30, 2024
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	257,084	65,764	11,908	—	—	334,756
Restricted cash, current	—	49	—	—	—	49
Short-term investments	25,688	83,452	29,120	—	—	138,260
Accounts receivable, net	—	22,560	1,891	—	—	24,451
Amounts due from related parties, current	—	10,542	—	—	—	10,542
Amount due from group companies, current	811,330	23,495	61,825	—	(896,650)	—
Prepaid expenses and other current assets	2,229	43,651	5,524	—	(1,503)(3)	49,901
Total current assets	1,096,331	249,513	110,268	—	(898,153)	557,959
Restricted cash, non-current	—	195	—	—	—	195
Property, equipment and software, net	—	12,255	571	—	—	12,826
Operating lease assets	—	3,737	670	—	—	4,407
Long-term investments	5,432	70,636	13,216	—	—	89,284
Other non-current assets	25,000	3,147	770	—	(24)(2)	28,893
Total non-current assets	30,432	89,970	15,227	—	(24)	135,605
Total assets	1,126,763	339,483	125,495	—	(898,177)	693,564
Liabilities
Accounts payable and other current liabilities	3,390	30,085	5,414	—	—	38,889
Operating lease liabilities, current	—	2,124	474	—	—	2,598
Amount due to group companies, current	—	856,446	40,204	—	(896,650)	—
Total current liabilities	3,390	888,655	46,092	—	(896,650)	41,487
Accumulated deficit/(equity) in its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	531,439	(71,770)	(42,235)	—	(417,434)	—
Operating lease liabilities, non-current	—	1,288	120	—	—	1,408
Other non-current liabilities	—	1,457	164	—	—	1,621
Total non-current liabilities	531,439	(69,025)	(41,951)	—	(417,434)	3,029
Total liabilities	534,829	819,630	4,141	—	(1,314,084)	44,516
Total mezzanine equity	1,414,658	—	—	—	—	1,414,658
Non-controlling interests	—	5,794	—	—	4,822	10,616
Total Pony AI Inc. shareholders’ equity	(822,724)	(485,941)	121,354	—	411,085	(776,226)

Note:
(1)
The eliminations are mainly related to the investments in our subsidiaries (excluding the former WFOEs), the former WFOEs as primary beneficiaries, and the former VIEs and their subsidiaries.

(2)
The amounts represent the intra-group transactions related to internally developed intangible assets which are subject to the elimination with the offsetting effect included in the Pony AI Inc. shareholders’ equity balance.

(3)
The amount represents the intra-group transaction related to other current assets which is subject to the elimination with the offsetting effect included in the Pony AI Inc. shareholders’ equity balance.

Condensed consolidating cash flows information
	For the Year Ended December 31, 2022
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	(67,653)	(55,931)	(46,745)	15,561	—	(154,768)
Loan to group companies	(147,000)	(5,000)	—	—	152,000	—
Capital contributions to group companies	—	(38,000)	(17,804)	—	55,804	—
Other investing activities	128,622	(69,476)	(6,837)	(2,980)	—	49,329
Net cash (used in) provided by investing activities	(18,378)	(112,476)	(24,641)	(2,980)	207,804	49,329
Borrowing from group companies	—	147,000	—	5,000	(152,000)	—
Capital contributions from group companies	—	17,804	38,000	—	(55,804)	—
Other financing activities	186,342	6,111	(312)	(568)	—	191,573
Net cash provided by financing activities	186,342	170,915	37,688	4,432	(207,804)	191,573
	For the Year Ended December 31, 2023
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
Net cash used in operating activities	(35,693)	(55,225)	(12,515)	(11,988)	—	(115,421)
Loan to group companies	(96,094)	—	—	—	96,094	—
Capital contributions to group companies	—	(10,000)	(4,506)	—	14,506	—
Other investing activities	201,156	(48,743)	(11,094)	(4,825)	—	136,494
Net cash provided by (used in) investing activities	105,062	(58,743)	(15,600)	(4,825)	110,600	136,494
Borrowing from group companies	—	96,094	—	—	(96,094)	—
Capital contributions from group companies	—	4,506	10,000	—	(14,506)	—
Other financing activities	95,187	(4,919)	(504)	—		89,764
Net cash provided by financing activities	95,187	95,681	9,496	—	(110,600)	89,764

	For the Six Months Ended June 30, 2024
	The Company	Other subsidiaries	Former WFOEs as primary beneficiaries	Former VIEs and their subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	(17,140)	(48,237)	8,236	(1,981)	—	(59,122)
Loan to group companies	(24,516)	—	—	—	24,516	—
Capital contributions to group companies	—	(15,000)	(702)	—	15,702	—
Loan repayment received from group companies	—	5,000	—	—	(5,000)	—
Other investing activities	10,024	(11,992)	(27,282)	581	—	(28,669)
Net cash (used in) provided by investing activities	(14,492)	(21,992)	(27,984)	581	35,218	(28,669)
Borrowing from group companies	—	24,516	—	—	(24,516)	—
Capital contributions from group companies	—	702	15,000	—	(15,702)	—
Loan repayment to group companies	—	(5,000)	—	—	5,000	—
Other financing activities	—	(710)	—	—	—	(710)
Net cash provided by (used in) financing activities	—	19,508	15,000	—	(35,218)	(710)
Detail information of loans to the former VIEs and their subsidiaries is set forth below:
Amounts due to group companies from the former VIEs and their subsidiaries	As of December 31,
	2022	2023	Maturity dates	Repayment terms
	(US$ in thousands)
Guangzhou (HX) Pony AI Technology Co., Ltd.	4,307	4,236	August 2024	Interest due annually, principal due at maturity. Fully repaid in August 2024.
Guangzhou (HX) Pony AI Technology Co., Ltd.	12,779	12,566	March 2025	Interest due annually, principal due at maturity. Fully repaid in January 2024.
Hongkong Pony AI Limited	30,056	30,086	March 2025	Interest and principal due at maturity.
Hongkong Pony AI Limited	5,016	5,022	June 2024	Interest and principle due at maturity. Fully repaid in June 2024.
Total	52,158	51,910

Note: The balance of loans to the former VIEs and their subsidiaries as of December 31, 2022 were recorded in amounts due to group companies, non-current, while the balance of loans to the former VIEs and their subsidiaries as of December 31, 2023 was recorded in amounts due to group companies, current and non-current.

RISK FACTORS
Risks Related to Our Business and Industry
Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties.
The autonomous driving industry can be characterized by a significant number of technical and commercial challenges, including an expectation for better-than-human driving performance, substantial funding requirements, long vehicle development lead times, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image, and real-world operation of new technologies. If we are not able to overcome these challenges, our business, prospects, financial condition, and results of operations will be negatively impacted and our efforts to create a commercially viable business may not materialize at all.
Our autonomous driving technology is highly dependent on, among other factors, our proprietary AV software modules, as well as on our partnerships with various third parties such as OEMs, service providers and other suppliers. We develop our autonomous driving technology, and work with OEMs, TNCs, logistics platforms, service providers and other suppliers to deploy and scale our technology.
Although we believe that our autonomous driving technology, including our algorithms, data analytics, and artificial intelligence technologies are promising, we cannot assure you that our technology will succeed commercially. In addition, there can be no assurance that our data analytics and artificial intelligence technologies can predict every single potential issue that may arise during the operation of the autonomous vehicles deployed with our technologies. For example, while we have been optimizing our technology and algorithms in terms of handling non-compliant driving behavior of other cars on the road, we may not always be able to accurately predict the trajectory that a particular road agent is contemplating, and plan and execute our autonomous vehicle’s route accordingly.
Specifically, the successful development of our autonomous driving technologies involves many challenges and uncertainties, including:
•
achieving sufficiently safe autonomous driving performance and earning recognition from regulatory agencies, our partners, users and the general public;

•
finalizing autonomous driving system design, specification, and vehicle integration;

•
successfully completing system testing, validation, and safety approvals;

•
obtaining additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses and certifications;

•
building and maintaining business partnerships for our R&D and commercialization activities;

•
complying with laws and regulations that constantly evolve, such as laws and regulations with respect to accidents and product liabilities;

•
preserving intellectual property rights; and

•
continuing to fund and maintain our technology development activities.

Our limited operating history makes it difficult to predict our future prospects, business and financial performance. Our historical revenue mix and growth, cost mix, margin profile and financial results in general are not indicative of future trends as we are still in a nascent stage of commercializing our technologies and diversifying our customer base based on our go-to market strategies.
We commenced our operations in 2016, began testing on public roads in 2017, and launched our first public facing services in 2018. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and to forecast our future growth. The risks and challenges we have faced or expect to face include our ability to:
•
continue to develop and successfully commercialize our autonomous driving technology at scale;

•
properly price our products and services;

•
plan for and manage capital expenditures for our current and future products;

•
hire, integrate and retain talented people at all levels of our organization;

•
establish and expand our customer base;

•
forecast our revenue, budget for and manage our expenses as well as improving operational efficiency;

•
attract new partners and retain existing partners;

•
navigate an evolving and complex regulatory environment;

•
manage our supply chain and supplier relationships;

•
maintain a reliable, secure, high-performance, and scalable technology infrastructure;

•
anticipate and respond to changes in the markets in which we operate, including technological developments and changes in competitive landscape;

•
build a well-recognized and reputable brand;

•
effectively manage our growth and business operations, including the impacts of unforeseen market changes on our business; and

•
successfully develop new solutions, features and applications to enhance user experience.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above, as well as those described elsewhere in this section, our business, financial condition and results of operations could be adversely affected.
Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. In particular, our historical revenues, cost mix, margin profile and financial results in general are not indicative of future trends as we are still in a nascent stage of commercializing our technologies and diversifying our customer base based on our go-to market strategies. For example, our robotruck services had a relatively lower gross margin at its current early stage of commercialization and our robotaxi services had historically only generated a minimal amount of passenger fare revenues due to promotions and discounts offered by us, both of which may not be indicative of their respective future trends. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.
Since the markets for autonomous driving technology are still at relatively early stages of growth, if such markets do not continue to grow, grow more slowly than expected, fail to grow as large as expected, or if our autonomous driving technology fails to gain acceptance or traction from users and other stakeholders in such markets, our business, prospects, operating results, and financial condition could be materially harmed.
Demands for the autonomous driving technology depend to a large extent on general, economic, political, and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our technology and service offerings, or the future growth of the markets in which we operate. Despite the fact that the automotive industry has engaged in considerable effort to research and test Level 2 and Level 3 autonomous vehicles, our technology targeting Level 4 autonomous vehicles requires significant investment and may never be commercially successful on a large scale, or at all.
Further, even if we succeed in operating at a commercial scale, key industry participants may not accept our robotaxi, robotruck or other service offerings, develop competing solutions, or otherwise seek to subvert our efforts, because of the disruptive nature of our business to both personal mobility and freight transportation industries. Any such occurrences could materially harm our future business.

Additionally, regulatory, safety, and reliability issues, or the perception thereof, many of which are outside of our control, could also cause the public or our potential partners and users to lose confidence in autonomous driving solutions in general. For example, there have been several crashes involving automobiles of certain manufacturers resulting in death or personal injury where autopilot features were engaged. Even though these incidents were unrelated to our autonomous driving solutions, such cases resulted in significant negative publicity and, in the future, could result in suspension or prohibition of autonomous vehicles. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.
We face risks associated with autonomous driving technology and may not be able to develop solutions on schedule, or at all, and we may experience significant delays in the design, commercialization and launch of new solutions. We may fail to develop partnerships with other companies to offer autonomous driving technologies in a timely manner.
Our autonomous driving technologies are highly technical and complex, and their commercial applications require that we meet very high standards for technological performance and safety. We may be unable to timely release new or upgraded solutions that meet our intended commercial use cases, and we may therefore experience difficulty in the monetization of our technology. These risks are particularly relevant for factors such as our autonomous driving solutions’ operational areas, which includes variables such as traversable road networks, speeds, and weather patterns. It is possible that there will be additional limitations in our operating capabilities depending upon a number of factors, including, for example, vehicle type (e.g., car and truck) and actor density (e.g., pedestrians and cyclists). If that is the case, our addressable market opportunities may be restricted.
We collaborate with OEMs to develop autonomous driving solutions, and we continue to devote resources towards developing our proprietary autonomous driving technologies. Our initiatives may not perform as expected, which would reduce the return on our investments, and our partners may decide to terminate their partnerships with us. If we are unable to efficiently develop and maintain partnerships with the OEMs to offer mobility solutions deployed with our autonomous driving technology, or if we do so at a slower pace or at a higher cost, or if our technology is less capable relative to our competitors, our business, financial condition and results of operations could be adversely affected.
Commercial deployment has taken longer in the autonomous driving industry than anticipated, and it may take us more time than currently projected to complete our own technology development and commercialization. The achievement of broadly applicable autonomous driving technology will require further technology improvements including, for example, handling non-compliant or unexpected actor behavior and inclement weather conditions. These improvements may take us longer than expected to achieve, which would increase our capital requirements for technology development, delay our timeline to commercialization, and reduce the potential financial returns that may be expected from the business.
The autonomous driving industry is highly competitive. We face competition against a large number of both established competitors and new market entrants. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.
The market for autonomous driving solutions is highly competitive. Many companies are seeking to develop autonomous driving solutions. Competition in these markets is based primarily on technology, innovation, quality, safety, reputation, and price. Our future success will depend on our ability to further develop and protect our technology in a timely manner and to stay ahead of existing and new competitors. If our competitors commercialize their technology at scale before we do, develop superior technology, or are perceived to have better technology, they may capture market opportunities and establish relationships with users and partners that might otherwise have been available to us.
In addition, we also face competition from traditional taxi and ride hailing companies as well as freight transportation companies. Traditional carriers operating with human drivers are still the predominant operators in the market. Because of the long history of such traditional transportation companies serving the transportation market, there may be many constituencies in the market that would resist a shift towards autonomous transport, which could include lobbying and marketing campaigns, particularly because our technology will displace taxi and truck drivers. In addition, the market leaders in the automotive industry may start, or have already started, pursuing large-scale deployment of autonomous driving technology on their own. These companies may have more operational and financial resources than we do. We cannot guarantee that we will be able to effectively compete with them. We may also face competition from other technology and automotive supply companies if they decide to expand vertically and develop their own autonomous driving technology, some of whom have significantly greater resources than we do. We do not know how close these competitors are to commercializing autonomous driving solutions.
Furthermore, although we believe that we have the first-mover advantage in the competitive autonomous driving segment, many established and new market participants have entered or have announced plans to enter the autonomous driving market. Many of these participants have significantly greater financial, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the development, commercialization, promotion, sale, and support of their solutions. If existing competitors or new entrants are able to commercialize their autonomous driving technology earlier than expected, our competitive advantage could be adversely affected.
Any failure to commercialize our strategic plans at scale would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.
We are a relatively new enterprise that is ramping up our business scale, many of which are beyond our control, including unknown future challenges and opportunities, substantial risks and expenses in the course of entering new markets and undertaking marketing activities. Furthermore, with our evolving business model, liabilities allocation among our passengers, business partners and third parties pose uncertainties to us and may cause a heightened risk of disputes. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. There is, therefore, substantial uncertainty that our business model will prove successful and sustainable, and we may not be able to generate significant revenue, raise additional capital, or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may be exposed to unforeseen expenses, difficulties, or delays in connection with our growth. In addition, because of the capital-intensive nature of our business, we may be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in us is therefore highly speculative and could result in the loss of your entire investment.
Our future business depends in large part on our ability to continue to develop and successfully commercialize our autonomous driving technology and other mobility solutions we plan to offer. Our ability to develop, deliver, and commercialize at scale our autonomous driving software and systems to support or perform autonomous operation of various types of vehicles is still unproven.
Our continued enhancement of our autonomous driving technology is and will be subject to risks, including with respect to:
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our ability to continue to enhance data analytics and software technology;

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designing, developing, and securing necessary hardware on acceptable terms and in a timely manner;

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our ability to attract, recruit, hire, and train skilled employees; and

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our ability to enter into strategic relationships with key players in the mobility industries, as well as hardware and software suppliers.

We have limited experience to date in applying our autonomous driving technology at scale. While we currently operate robotaxi and robotruck fleets equipped with our autonomous driving technology, we have not yet achieved large-scale deployment of our robotaxis or robotrucks, and neither have we achieved large-scale commercialization of our licensing and applications business. Even if we are successful in developing and commercializing our technology, we could face unexpected difficulties, delays, and cost overruns, which may be due to factors beyond our control, such as unforeseen issues with our technology, problems with OEM partners and/or suppliers, and adverse regulatory developments. Any failure to develop our autonomous driving technology within our projected cost budgets and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

Our business plans rely in large part upon certain assumptions and analyses. If these assumptions or analyses prove to be incorrect, our actual results of operations may be materially different from our projections and our estimates of certain financial metrics may prove inaccurate.
We use various estimates in formulating our business plans. We base our estimates upon a number of assumptions that are inherently subject to significant business and economic uncertainties and contingencies, many of which are beyond our control. Our estimates therefore may prove inaccurate, causing the actual amount to differ from our estimates. These factors include, without limitation:
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the degree of utilization achieved by our autonomous driving technology;

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the prices our customers and users of our autonomous driving solutions are willing to pay;

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the timing and breadth of our technology’s operational areas;

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operating costs of our autonomous driving technology and their useful life;

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growth in core development and operating expenses;

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our ability to maintain and strengthen our relationships with key business partners;

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which elements of technology and service are delivered in-house by us versus our partners, and associated impacts on expenses and capital requirements;

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the extent to which our technology is successfully and efficiently operated by third-party fleet partners we cooperate with, and our market penetration more broadly;

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the timing of when our technology is commercialized at a large scale could be delayed for issues in relation to regulatory, safety or reliability;

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the timing of future autonomous driving system hardware generations and vehicle platforms;

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competitive pricing pressures, including from established and future competitors;

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whether we can obtain sufficient capital to continue investing in core technology development and sustain and grow our business;

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the overall strength and stability of our targeted markets, including robotaxi services, robotruck services and licensing and applications; and

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other risk factors set forth in this prospectus.

In particular, our total addressable market and opportunity estimates, growth forecasts, pricing, cost, and customer demand included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may prove inaccurate. The projections, forecasts and estimates in this prospectus relating to the expected size and growth of the markets for autonomous driving technology may prove similarly imprecise. We are pursuing prospects in multiple markets that are undergoing rapid changes, including in technological and regulatory areas, and it is difficult to predict the timing and size of the opportunities.
Unfavorable changes in any of the above or other factors, including around the total addressable market and market opportunity, most of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.
We may not be able to successfully implement our go-to market strategies on a timely basis, or at all. If we are unable to manage our growth effectively, our business may be materially and adversely affected.
We plan to continue to drive the large-scale commercialization of our technology, including our robotaxi and robotruck services. Our expansion increases the complexity of our business and has placed, and will continue to place, significant constrains on our management, personnel, operations, technology infrastructure, systems, technical performance, financial resources, and internal financial control and reporting functions. Due to these factors, we may not be able to effectively manage our growth, which could damage our reputation and negatively affect our business, results of operations and prospects.

As we continue to grow our business, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, as well as establishing consistent policies and procedures across functions, business lines, and geographic regions. Our failure to upgrade our infrastructure to support our growth could result in unanticipated system disruptions, slow response times, or poor experience for our customers and partners.
Properly managing our growth will also require us to continue to hire, train, and manage a sufficient number of qualified employees, including qualified research and development personnel. All these endeavors involve risks and will require substantial management efforts and skills and significant expenditures. In addition, our growth rates are impacted by various factors, many of which are beyond our control, including competition, growth of autonomous mobility industry in China and other regions around the world, the emergence of alternative technologies or business models, or changes in government policies or general economic conditions. If we are unable to effectively address these challenges, our business operations may be adversely affected and may cause our customers and partners to switch to our competitors’ offerings, which would adversely affect our business, financial condition, and operating results.
The operation of vehicles equipped with our autonomous driving technology is different from non-autonomous vehicles, and may be unfamiliar to users.
We have specifically developed our autonomous driving technology to provide a superior ability to sense, predict, and react to real-world driving situations. We have developed our proprietary Virtual Driver capability to meet the demands of autonomous vehicles, specifically the robotaxi and robotruck fleets we operate. In certain instances, these protections triggered under our technology may cause the vehicle to behave in ways that are unfamiliar to drivers of non-autonomous vehicles. For example, the autonomous vehicles equipped with our autonomous driving solutions adhere strictly to safety rules, which may not be strictly adhered to by human drivers, and thus may be unfamiliar or come as a surprise to other drivers on the road.
Furthermore, there can be no assurance that our users will be able to properly adapt to the different operation processes for the autonomous vehicles equipped with our autonomous driving solutions. Any accidents resulting from such failure to operate the autonomous vehicles equipped with our solutions properly could harm our brand and reputation, result in adverse publicity, and product liability claims, and have a material adverse effect on our business, prospects, financial condition, and operating results.
Our success is contingent on our ability to successfully maintain, manage, execute and expand on our existing partnerships and obtain new partnerships with other companies.
Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in the automotive and logistics industries to help us to continue to enhance our technology, commercialize our solutions, and drive market acceptance. We have established partnerships with leading OEMs to co-develop and commercialize autonomous vehicles using our technology. We have developed strategic partnerships with major chip manufacturers to secure automotive-grade computing units and other chips used in our autonomous vehicle’s hardware deck. We have collaborated with sensor companies to customize sensor solutions for targeted autonomous vehicles. We also collaborate with TNCs and logistics platforms on the ongoing operations and maintenance of our robotaxi and robotruck fleets, respectively. We also partner with leading logistic players to commercialize our hub-to-hub freight service. Due to the reliance on these business partners, any interruption of their operations, any failure of them to accommodate our fast-growing business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect our business operations and financial condition. We will also need to identify and negotiate additional relationships with other third parties, such as those who can provide data and cloud infrastructure services and financial services. We may not be able to successfully identify and negotiate definitive agreements with these third parties to provide the services we would require on attractive terms or at all, which would cause us to incur increased costs to develop and provide these capabilities.
Furthermore, cooperation with our OEM partners also provides us with real-world driving and vehicle data necessary to continuously refine our algorithms. Any adverse change to our relationships with our OEM partners may slow down our ability to train and improve our algorithms and improve our autonomous driving technology, which, if realized, may have a material adverse effect on our business, financial condition, and results of operations.
Collaboration with these third parties is subject to risks, some of which are outside our control. For example, we could experience delays in the timeline for the large-scale commercialization of our robotaxi and robotruck services to the extent our OEM partners do not meet agreed upon timelines or experience capacity constraints. Furthermore, as we depend on our collaborations with OEMs to produce vehicles that incorporate our technology, we cannot guarantee the quality of our autonomous vehicles and other products produced by the OEMs. There is risk of potential disputes with our OEM partners, and we could be affected by adverse publicity related to our OEM partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our OEM partners’ vehicle platforms and supplies. Additionally, if any of our partnership agreements with OEMs are terminated, it may delay or prevent our efforts to commercialize our autonomous driving technology at scale. Our current agreements with our OEM partners generally do not prohibit them from working with our competitors. Our competitors may be more effective in providing incentives to our OEM partners to prioritize their cooperation. If these OEM partners commence significant engagement with our competitors, our business and results of operations may be harmed.
In addition, to the extent such agreements contain certain exclusivity provisions, we may be precluded from working with other businesses. We could experience delays to the extent our partners do not meet agreed timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development project. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property and proprietary rights.
If our existing partner agreements were to be terminated, we may be unable to timely enter into new agreements on terms and conditions acceptable to us or at all. The expense and time required to complete any transition, and to ensure that vehicles provided by the new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.
Any flaws or misuse of autonomous driving technologies, whether actual or perceived, intended or inadvertent, committed by us or by other third parties, could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.
Autonomous driving technologies are at early stages of development and continue to evolve. Similar to many innovations, autonomous driving technologies present risks and challenges, such as potential misuse by third parties for inappropriate purposes or biased applications which breach public confidence or violate applicable laws and regulations, or litigation or other proceedings initiated by certain individuals claiming for infringement of legitimate rights such as privacy or personality rights. Such misuse could affect customer perception, public opinions, views of policymakers and regulators and result in decreased adoption of autonomous driving technologies. We have adopted a series of measures to prevent the misuse of our technologies, including implementation of relevant policies and management system in relation to data security and privacy. For further information, see “Business — Data Security and Privacy.” However, we cannot assure you that any of our existing and future measures will be sufficient. So far, there had been no material litigation or other proceedings arising from or in relation to any infringement of legitimate rights against us. We cannot assure you that the measures we take to prevent the misuse of our technologies and data protection will always be effective, or that our technologies will not be misused or applied in a way that is inconsistent with our intention or public expectation.
Furthermore, any inappropriate or abusive usage of autonomous driving technologies, whether actual or perceived, intended or inadvertent and by us or by third parties, may impair the general acceptance of autonomous driving products and services by the society, attract negative publicity and adversely impact our reputation and violate applicable laws and regulations, and subject us to legal or administrative proceedings, pressures from certain shareholders and/or other organizations and heightened scrutiny by the regulators. Each of the foregoing events may in turn materially and adversely affect our business, financial condition and results of operations. Any flaws or deficiencies in autonomous driving technologies and products and services, whether actual or perceived, could materially and adversely affect our business, reputation, results of operations and prospects.
We have been and intend to continue investing significantly in research and development, and our attempt to develop new solutions and services may be unsuccessful, which may negatively impact our profitability and operating cash flow in the short-term and may not generate the results we expect to achieve.
We have been investing heavily in our research and development efforts. Our research and development expenses were US$153.6 million, US$122.7 million, US$60.6 million and US$58.7 million in 2022, 2023 and the six months ended June 30, 2023 and 2024, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly with technological innovation. We need to invest significant resources, including financial resources, in research and development to make technological advances in order to expand our offerings and make our autonomous driving solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will remain at a relatively high level.
However, our investments in research and development may not generate corresponding benefits. Development activities are inherently uncertain, and we may not be able to obtain and retain sufficient resources including qualified research and development personnel. Even if we succeed in our research and development efforts and generate the results we expect, we may still encounter practical difficulties in commercializing our development results. Given the fast pace with which autonomous driving technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. Despite our research and development expenditures, new technological advancements in the autonomous driving industry could render the technologies and solutions that we develop or expect to develop in the future obsolete or commercially not viable, thereby limiting our ability to recover related research and development expenses, which could result in a decline in our revenues and market share.
Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.
Our autonomous driving technology and solutions are subject to substantial regulations in China and the United States in which we operate. See “Regulation” for details. These regulations could include requirements or otherwise that have the effect of significantly delaying or limiting the commercialization of autonomous driving technologies, limiting the number of self-driving vehicles manufactured by our OEM partners, imposing restrictions on the number of vehicles in robotaxi operation and the locations where self-driving fleets may be operated or imposing significant liabilities on manufacturers or operators of autonomous vehicles or developers of autonomous vehicle technology.
In addition, regulations designed to govern autonomous vehicle manufacture and operations, surveying and mapping, driverless road testing, and the collection, processing, storage and use of vehicle and other data, among other things, are still in the early stage of development and the specific regulatory practices vary on different levels of PRC authorities or in different places. For example, on July 27, 2021, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Security and the Ministry of Transport jointly promulgated the Administration of Road Tests and Demonstrative Application of Intelligent and Connected Vehicles (for Trial Implementation), which regulates the activity of road testing and demonstrative application of autonomous vehicles within the PRC at the national level; however, only a few cities have released detailed implementing rules in this regard at the regional level. These laws and regulations are relatively new and evolving. If more stringent regulations are implemented, we may not be able to commercialize our autonomous vehicle technology in the manner we expect or at all. We cannot assure you that we will be in full compliance with these applicable laws and regulations in the future. In addition, the costs of complying with such regulations could prevent us from operating our business in the manner we intend. Fines, penalties, costs or liabilities associated with such existing or new regulations or laws, including as a result of our failure to comply, could be substantial and in certain cases joint and several, and could adversely impact our business, prospects, financial condition, and operating results.

In particular, government vehicle safety regulations have a substantial impact on our business, prospects, and future plans. Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks associated with autonomous driving technology, accidents involving autonomous vehicles, domestic and foreign political developments or considerations, and litigation relating to autonomous vehicles. Changes in government regulations, especially in our industry could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations, our business may be materially and adversely affected.
The costs of complying with safety regulations could increase as regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the autonomous vehicles that carry our systems go into production, we would be subject to existing stringent requirements under relevant laws and regulations. On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, which strengthens the safety management of products with autopilot function and provides that where the enterprises find any serious problem in any automobile product manufactured or sold by them with respect to driving assistance and autonomous driving security, they shall, in accordance with the laws and regulations, immediately cease the production or sale of the relevant product, take measures to rectify, as well as report to the MIIT and its the local competent departments. In the United States, we are subject to the requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing Transportation Recall Enhancement, Accountability and Documentation Act (the “TREAD Act”), which requires motor vehicle equipment manufacturers to comply with “Early Warning” requirements by reporting certain information to the NHTSA such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the Vehicle Safety Act authorizes the NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with the United States federal motor vehicle safety standards. Sales into foreign countries outside of the United States may be subject to similar regulations. The United States Department of Transportation issued regulations in 2016 that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving solutions. If the obligations associated with complying with safety regulations increase, it may require increased resources, divert management’s attention, and adversely affect our business. If we fail to timely address any safety concerns with our solutions or products equipped with our solutions, our business, results of operations, and financial condition will be adversely affected.
We have incurred net losses and recorded negative cash flows from operating activities historically. We are expected to incur significant expenses and experience significant cash outflows in the foreseeable future. Our ability to generate profits and positive cash flow in the future is uncertain.
We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of US$154.8 million, US$115.4 million, US$62.8 million and US$59.1 million in 2022, 2023 and the six months ended June 30, 2023 and 2024, respectively. We cannot guarantee that we will achieve positive cash flows in the future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion. Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of our customers, OEM partners, or suppliers or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.
Our business will require a significant amount of capital expenditure to support our growth. For example, we expect to continue incur substantial capital expenditure primarily relating to maintaining, upgrading and scaling our robotaxi and robotruck fleets to serve our users and remain competitive. The aging of our fleets will require us to make regular capital expenditures to maintain our level of service. In addition, changing competitive conditions or the emergence of any significant advances in autonomous driving technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. If we are unable to fund any such investment or otherwise fail to invest in new vehicles, our business, financial condition or results of operations could be materially and adversely affected. Our future liquidity and ability to make additional capital investments will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to obtain equity or other sources of financing.
Furthermore, we have incurred net losses historically. For the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, we incurred net loss of US$148.3 million, US$125.3 million, US$69.6 million and US$51.8 million, respectively. Our significant losses resulted primarily from the investments we made to grow our business, including research and development of new technologies and enhancement of our current technologies, development and launch of new solution features, increase in the scale of our robotaxi and robotruck services, expansion into existing and new markets, increase in sales and marketing efforts and continued investment in our commercialization. We expect that these costs and investments will increase and fluctuate as our business continue to scale and evolve. We also expect to incur additional general and administrative expenses and compliance costs. These expenditures may make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. Furthermore, the costs actually incurred could exceed our expectations, and the investments may be unsuccessful and therefore cannot generate adequate revenue and cash flow, if any at all.
We sourced from third-party suppliers key materials and components used in the production of our robotaxi and robotruck fleets, which involves certain risks that may result in increased costs, pricing fluctuations, delayed deliveries of our products or services and other quality or compliance issues. If one or more of these third-party suppliers becomes inoperable, capacity-constrained or if operations are disrupted, our business, results of operations or financial condition could be materially and adversely affected.
We source from third-party suppliers certain key components that are used on autonomous vehicles equipped with our autonomous driving technology, including our robotaxi and robotruck fleets. Such components include LiDAR, high-resolution camera, radars, chips, sensors, GNSS/IMU and computation platform. Our engineers customize and develop hardware solutions on top of the components purchased from these suppliers, such as sensor fusion module and computation system, to bring high performance components together with our proprietary software, resulting in an integrated full-stack system. As we have limited control over quality, manufacturing yield, development, enhancement and delivery schedules with respect to these key components, delays or other problems experienced by our suppliers in their design, manufacturing, assembly or testing process could affect our business operations negatively.
We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our hardware solutions. In addition, most of our agreements with our third-party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors. We may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternative sources in a timely manner or at all in the case of sole or limited sources. Developing alternative sources of supply for these components may be difficult, time-consuming and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to maintain and expand our robotaxi and robotruck fleets in a cost-effective manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternative sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled deliveries of our integrated hardware solutions. This could adversely affect our relationships with our customers, business partners and passengers, and could cause delays in our ability to expand our operations of robotaxi and robotruck fleets. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to purchase these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to have sufficient ability to meet user demands, which may result in users selecting competitive services instead of ours.
We have been and may continue to be negatively impacted by the ongoing global chip shortage.
Various macro-economic events may cause disruptions in supply chains and logistics, which in turn impacted the production and supply of chips around the world. The increase in global demand for products such as personal computers owing to some countries’ shift to a stay-at-home economy has further increased the demand for chips and exacerbated the shortage. To date, the global chip shortage is still ongoing and it remains uncertain when it will ease or whether it will worsen. The shortage in chip supplies has led to increases in the prices of chips and has caused chip manufacturers to allocate available chips more selectively among their customers across these industries. As the shortage continues or even worsens, we may not be able to obtain adequate supplies of chips on commercially acceptable terms or at all, and as a result our technology development plans and commercialization strategies may not be executed as expected in a cost-effective manner, which in turn could negatively affect our business, prospects and results of operation.
We historically had a small number of customers due to the nascent stage of our commercialization, which may not be indicative of trends in our future revenues and customer base and profiles. Failure to continue to attract new customers and retain existing customers, manage our relationship with them or increase their reliance on our solutions could materially and adversely affect our business, results of operations and financial condition.
At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing and applications business. In addition to individual customers who are passengers of our robotaxi services, we had 20, 52 and 57 corporate customers in 2022, 2023 and the six months ended June 30, 2024, respectively. These customers include Chinese companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing. Given our early stage of commercial developments, we have historically generated modest amounts of revenues from a small group of customers when we transitioned from technology development to commercialization. Our top three customers in the aggregate accounted for 58.7%, 65.8% and 62.8% of our revenues in 2022, 2023 and the six months ended June 30, 2024, respectively. There was one customer who was one of our top three customers in each period of 2022, 2023 and the six months ended June 30, 2024. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer profiles may constantly and materially change, and accordingly we anticipate our revenue streams to continue to expand, which will diversify our customer base and profiles, although there is no guarantee that we will be able to achieve such goals. Furthermore, if we fail to maintain relationship with these customers, or fail to continue to attract new customers, or if our customers or passengers reduce the use of our solutions for any reason, our business, results of operations and financial condition may be adversely affected.
The implementation and validation processes of our solutions could be lengthy and unpredictable, and are subject to risks of contract cancellation, postponement, supply chain shortages, or unsuccessful solution implementation.
Our autonomous driving solutions are technologically complex and designed for applications in settings with high safety standards. Depending on the complexity of the autonomous driving solutions, the implementation and validation processes of the solutions may be lengthy and unpredictable. As such, we must typically invest significant resources before generating any revenues, which presents a risk to our ability to forecast our results of operations and manage our business operations. In addition to the large upfront investment required prior to commercialization, our partners may cancel or postpone implementation of our solutions due to an internal strategy shift or other reasons beyond our control, which may adversely affect our business and financial performance.

Failure to address the service requirements and expectations of our users could harm our reputation and may materially and adversely affect our business, results of operations or financial condition.
We believe our focus on customer services and support is critical to attracting new users, retaining existing users and growing our business. We have invested in training our customer support team and improving the quality of our customer services. However, we have limited experience servicing our users, and our customer services team may not be able to maintain a high standard for themselves going forward for reasons such as budgetary constraints and employee losses, which could adversely affect our reputation and ability to retain and bring in users.
We use third-party providers of cloud infrastructure to operate our business. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.
Our research and development efforts and day-to-day operations are highly dependent on cloud infrastructure, including those operated by third-party vendors. We engage with local third-party providers across various markets. Any user or non-user data collected in these jurisdictions is stored and maintained locally within the respective service provider’s facilities, in compliance with applicable local laws and regulations. We do not control, or in some cases have limited control over, the operation of this cloud infrastructure. Any limitation on the capacity of such cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting the cloud infrastructure we use that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, geopolitical conflict, physical security threats or other events beyond our control could negatively affect the cloud portion of our platform. A prolonged service disruption affecting our cloud infrastructure for any of the foregoing reasons would negatively impact our ability to serve our customers and partners and could damage our reputation with current and potential customers and partners, expose us to liability, cause us to lose customers and partners or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use. In the event that our service agreements relating to our cloud infrastructure are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our systems and services, as well as significant delays and additional expense in arranging or creating new facilities and services or re-architecting our services for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.
We may be subject to insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and our business, results of operations and financial condition could be adversely affected.
Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers and partners. The bandwidth and data centers we use may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers which could, in turn, have a material adverse effect on our business, results of operations, financial condition, and prospect.

We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.
The development and commercialization of our autonomous driving technology and solutions are capital-intensive. We require a significant amount of capital and resources for our operations, research and development, large-scale production and deployment of our autonomous vehicles, and continued growth. In particular, we expect to incur substantial and potentially increasing research and development costs. It may take a long time to realize returns on such investments, if at all.
To date, we have financed our operations primarily through the issuance of equity securities in private placements. We will need to raise additional capital to continue to fund our research and development and commercialization activities and to improve our liquidity position. Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market volatility, our financial condition, investor acceptance of our business plan, regulatory requirements, and the successful development of our autonomous driving technology. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us.
We may raise these additional funds through the issuance of equity, equity-related, or debt securities. To the extent that we raise additional financing by issuing equity securities or equity-linked securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantees and pledges of equity interest in order to extend loans to us. We cannot be certain that additional funds will be available to us on attractive terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business, and prospects could be materially adversely affected.
It is possible that the unit economics of our autonomous vehicles do not materialize as expected, which could adversely affect our business, financial condition and results of operations.
Our business model is partially premised on our future expectations and assumptions regarding unit economics of our robotaxi and robotruck services, as labor costs associated with human drivers are largely removed from the overall cost structure and each vehicle can operate for extended hours. There are uncertainties in these assumptions, and we may not be able to achieve the unit economics we expect for many reasons, including but not limited to costs of hardware, other fixed and variable costs associated with autonomous vehicle production and operation, useful life of autonomous vehicles, vehicle utilization and product and service pricing. To manage hardware costs, we must engineer cost-effective designs for our sensors, computers and vehicles, achieve adequate scale, and continue to enable software improvements. In addition, we must continuously push initiatives to optimize other cost components such as maintenance and insurance costs. This will require significant coordination with our business partners and suppliers. Adequate cost management may not materialize as expected, or at all, which would have material adverse effects on our business prospects.
Autonomous driving technology and solutions are new to market, and the appropriate pricing is still being assessed by the market. To date, we have not yet begun large-scale production of our robotaxi and robotruck fleets and are exploring with our partners to commence such production under our go-to market strategies. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase revenue or cause us to lose market share, any of which could materially and adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other economics-related factors, many of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.
We are required to comply with laws and regulations across jurisdictions, including obtaining and maintaining permits and licenses to operate certain aspects of our business operations.
We operate in the autonomous driving industry, which is subject to substantial uncertainty relating to laws and regulations across jurisdictions in which we operate. The laws and regulations governing the autonomous driving industry are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by competent authorities for rectification, administrative penalties or other legal proceedings and our ability to expand our business and sustain our growth may be negatively affected.
For example, we experienced an accident in October 2021 where one of our vehicles operating under our driverless permit in Fremont, California hit a road center divider and a traffic sign during a lane change. There were no injuries or third parties involved in this accident. Following our internal investigation, we concluded that this incident was caused by a software glitch, and therefore we corrected the software that was then integrated in three vehicles. We subsequently filed a recall notice at NHTSA’s request. The NHTSA initiated a review in relation to this accident and our recall announcement, and the California Department of Motor Vehicles suspended our driverless testing permit. As of the date of this prospectus, we have responded to all of the NHTSA’s requests during its review, and we have not received any further inquiry, notice or investigation from the NHTSA.
Furthermore, the regulatory framework governing the autonomous driving industry in China has been constantly evolving. See “Regulation — Regulations on Autonomous Driving” for more information. The interpretation and application of existing and new PRC laws, regulations and policies related to the autonomous driving industry involve certain uncertainties that could impact our business. For example, our cooperation with third parties to engage in business may be subject to license, approval or other regulatory requirements if regulatory authorities required us to obtain such license rather than relying upon third parties or obtain such approval in relation to our collaborations with third parties. If the PRC regulatory authorities consider that we operate our business without the necessary licenses or approvals, or failed to fully comply with the regulatory requirements, it can impose various sanctions, including fines, income confiscation, business license revocation, discontinuation of our relevant business, adjustment of our current operations and restrictions on our affected business area. Any of these actions by the PRC regulatory authorities could adversely affect our business and results of operations.
We may be subject to product liability, be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.
Our vehicle domain controller products or autonomous driving technology in generally present the risk of significant injury, including fatalities. We may be subject to claims if our products or technology is involved in accidents and passenger injuries. The occurrence of any errors or defects in our vehicle domain controller products or autonomous vehicles integrated with our technology could make us liable for damages and legal claims. In addition, we could incur significant costs to correct such issues, potentially including product recalls. Any negative publicity related to the perceived quality of our products or technology and the perceived safety of vehicles deploying our technology could affect our brand image, partners and end-customer demands, and could materially and adversely affect our business, financial condition and results of operations. Also, liability claims may result in litigation, including class actions, the occurrence of which could be costly, lengthy and distracting and could materially and adversely affect our business, financial condition and results of operations.
Any product recall of ours or our partners may result in adverse publicity, damage our brand and could materially and adversely affect our business, financial condition and results of operations. We have in the past initiated, and may in the future initiate recalls voluntarily or involuntarily if any of our products or vehicles powered by our autonomous driving technology prove to be defective or non-compliant with applicable motor vehicle safety standards in China and other regions around the world. Such recalls involve significant expense and diversion of management attention and other resources, which could materially and adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.
Along with the commercialization of our technology, we may be required to obtain specialized insurance, which may not be available to the capacity or on the terms that we require to achieve the economics we expect. Further, any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, our partners could be subjected to claims as a result of such accidents and bring legal claims against us to attempt to hold us liable. Any of these events could materially and adversely affect our brand, relationships with partners, business, financial condition or results of operations.
We rely on patents, unpatented proprietary know-how, trade secrets and contractual restrictions to protect our intellectual property and other proprietary rights. Failure to adequately obtain, maintain, enforce and protect our intellectual property and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.
We rely on proprietary technology and we are dependent on our ability to protect such technology. In particular, our success depends on our ability to obtain, maintain, enforce and protect our brand, trademarks, patents, domain names, copyrights, trade secrets, know-how, confidential information, proprietary software and other proprietary methods and technologies, whether registered or not, that we developed under intellectual property laws of the PRC, the United States and other jurisdictions, so that we can prevent others from using our inventions and proprietary information. We generally attempt to protect our technology through a combination of patent, trademark, copyright and trade secret laws, license agreements, intellectual property assignment agreements, employee and third-party nondisclosure and confidentiality agreements and other similar contractual provisions. However, despite our efforts to obtain, maintain, enforce and protect our intellectual property and proprietary information, there can be no assurance that such efforts will be adequate to prevent unauthorized use of our confidential information, intellectual property, or technology, or to prevent our competitors or other third parties from unintentionally or willfully copying, reverse engineering or otherwise obtaining and using our technology, solutions, or proprietary information. Intellectual property rights are generally territorial and we may not be able to obtain protection (e.g. in connection with patents or trademarks) in certain jurisdictions where we do business because of local laws, local filings or other reasons. Monitoring unauthorized use and disclosures of our intellectual property, proprietary technology, or proprietary information can be difficult and expensive and we cannot be sure that the steps we have taken will prevent misappropriation or infringement of our intellectual property rights or proprietary information.
We cannot be certain that we are the first party to file a patent application in relation to a certain invention. If another party has filed a patent application to the same subject matter as we have, and such application has priority against our patent application, our patent application may be rejected or invalidated for lack of novelty or obviousness. In addition, we cannot assure you that our intellectual property rights will not be challenged, invalidated or circumvented, or that our intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological change, we cannot assure you that all of our innovative solutions and proprietary technologies will be patented in a timely or cost-effective manner, or at all. Failure to adequately obtain, maintain, enforce and protect our intellectual property could result in our competitors offering identical, similar or superior products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business, market share, prospects, financial condition and results of operation.
The measures we generally take to obtain, maintain, protect and enforce our intellectual property and proprietary information, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:
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the patent applications we file may not be granted;

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we may not be the first party to file a patent application in relation to a certain invention;

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the scope of our issued patents may not be broad enough to protect our inventions and proprietary technology;

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our issued patents may be challenged by our competitors or other third parties, which could result in a court or governmental agency invalidating, narrowing the scope of, or rendering unenforceable our patents;

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patents have a finite term, and competitors and other third parties may offer products identical or similar to those covered by our patent after the patent expiration;

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we may fail to enter into the necessary agreements to prevent disclosure, third-party infringement or misappropriation of our proprietary information, and even if entered into, these agreements may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information;
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our employees, contractors or business partners may willfully breach their confidentiality, non-disclosure and non-use obligations;

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our proprietary information and technology may become otherwise known or be independently developed by our competitors and other third parties;

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the costs associated with enforcing patents or other intellectual property rights, confidentiality provisions, invention assignment or similar agreements may make enforcement impracticable; and

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competitors and other third parties may circumvent or otherwise design around our patents or other intellectual property rights.

Third parties may seek to invalidate our patents, trademarks, copyrights, trade secrets or other intellectual property rights, or applications for any of the foregoing, which, if successful, could permit our competitors or other third parties to develop and commercialize products and technologies that are identical, similar or superior to ours.
While we have registered and applied for trademarks in an effort to protect our brand and goodwill with customers or passengers, competitors or other third parties may oppose our trademark applications, seek to invalidate our trademarks or otherwise challenge our use of the trademarks. Such oppositions and challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark. Furthermore, we may lose some of our current, applied-for trademarks if we are unable to submit statements of use with relevant regulatory authorities across jurisdictions by the applicable deadline to perfect such trademark rights. Additionally, if we lose the ability to use our domain name “www.pony.ai”, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may also be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks. Protecting, maintaining, and enforcing our rights in the domain name may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and operating results.
Preventing any unauthorized use of our intellectual property and proprietary information is difficult and costly and the steps we generally take may be inadequate to prevent the infringement, misappropriation or other violation of our intellectual property and proprietary rights. Litigation may be necessary to enforce our intellectual property and proprietary rights, determine the validity and scope of our rights or those of another party, or defend against claims of infringement, misappropriation, violation or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property, all of which would have an adverse effect on our business, operating results and financial condition. Our efforts to enforce our intellectual property rights may be undermined by defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe, misappropriate or otherwise violate the counterclaimant’s own intellectual property rights. Any of our patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. We can provide no assurance that we will prevail in such litigation. In addition, our proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors or other third parties, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secrets, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

There can be no assurance that our particular methods of protecting our intellectual property and proprietary rights, including business decisions about when to file patent applications and trademark applications, will be adequate to protect our business or that our competitors will not independently develop similar or superior technology. Monitoring unauthorized use and disclosures of our proprietary technology or confidential information can be difficult and expensive. If we fail to protect and enforce our intellectual property and proprietary rights adequately, our competitors might gain access to our technology and this could adversely affect our business, operating results and financial condition.
We may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary technology or other intellectual property rights, which could be time-consuming and costly and result in significant legal liability or require us to cease using certain technology or other intellectual property rights, which could harm our business, financial condition, operating results, and reputation.
We cannot be certain that the conduct of our business does not and will not infringe or misappropriate intellectual property or proprietary rights of third parties. Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our solutions, which could affect the operation of our business. From time to time, we may receive inquiries from patent or trademark holders inquiring whether we are infringing their intellectual property or other proprietary rights and/or seek court declarations that third party patent and trademarks holders do not infringe upon our intellectual property rights and/or our application to register trademarks or patents may be rejected due to their similarity with certain existing registered trademarks or patents owned by third parties. Companies holding patents or other intellectual property rights relating to autonomous driving technology or other related technology may bring suits alleging infringement of such rights or otherwise asserting their rights and/or seeking licenses. We may fail to conduct, from time to time, freedom to operate or clearance searches before launching new products, brands or services. If we are determined to have infringed upon a third party’s intellectual property or other proprietary rights, we may be required to do one or more of the following:
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cease selling, incorporating or using solutions that incorporate the third party’s intellectual property or proprietary information;

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pay for substantial damages;

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obtain a license from the holder of the infringed intellectual property, which license may not be available on reasonable terms or at all; or

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redesign our technology.

A successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology could materially and adversely affect our business, financial condition, results of operations and reputation. In addition, any litigation or claims, whether successful or not, could result in substantial costs and diversion of resources and management’s attention.
We also license intellectual property rights from third parties, including in connection with commercial partnership and collaboration agreements and we may face claims by third parties that our use of such licensed intellectual property infringes their rights. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.
We use certain open source technology in our business, which could expose us to information security vulnerabilities, result in failures, errors and defects, or subject us to possible litigation or to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost or that we make publicly available our confidential, proprietary source code and any other intellectual property that we developed using or derived from such open source software.
We use open source software in connection with certain of our technologies. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we cannot assure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise our technology. Many of the risks associated with the use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business, our intellectual property and the security of our systems, products and services. To the extent that our systems depend upon the successful operation of the open source software it uses, any undetected errors or defects in such open source software could prevent the deployment or impair the functionality of our systems or applications, delay the introduction of new solutions, result in a failure of our systems, products or services, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.
Furthermore, some open source software licenses require users who distribute open source software as part of their proprietary software, or derive proprietary software from or based on open source software, or link proprietary code to open source software, to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. In some circumstances, distribution of our software that is derived from open source software or incorporating or linking to or otherwise in connection with open source software could require that we disclose and license some or all of our proprietary source code in that software, as well as distribute our products that use particular open source software at no cost to the user. We generally try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our customers or passengers for the use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus, there is a risk that the use of open source may ultimately preclude us from charging fees for the use of certain software, require us to replace certain code used in our products and/or services, pay a royalty to use some open source code, make the source code publicly available, or discontinue certain software. The release of the source code of our proprietary software, could substantially help our competitors develop products that are similar to or better than ours with lower development effort and time and ultimately could result in a loss of our competitive advantage.
Open source license terms are often ambiguous and there is little legal precedent governing their interpretation. Accordingly, there is a risk that these licenses could be construed in a way that could impose unanticipated obligations, conditions or restrictions regarding our ability to provide or distribute our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the terms and conditions of an open source license, and we could incur significant legal costs defending ourselves against such allegations. If we were held to have breached or to have failed to fully comply with such terms and conditions, we could face infringement claims or other liability, or could be required to seek costly licenses from third parties to continue providing our technology on terms that are not economically feasible, to re-engineer our system, or to make generally available, in source code form our proprietary code, any of which could adversely affect our business, financial condition and operating results.
Any unauthorized access, collection, control, manipulation, interruption, compromise or improper disclosure of personal information, cyber-attacks or other security incidents or data breaches that affect our networks or systems, or those of our service providers or our customers and/or passengers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services or our platform and data, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data, in any case of the foregoing, which could adversely affect our business, financial condition and results of operations.
We depend significantly on our technology infrastructure, IT systems, data and other equipment and systems to conduct virtually all of our business operations, ranging from our internal operations and research to development activities and communications with our users, partners and suppliers. In connection therewith, our business operations, including our autonomous driving solutions, collect, store, transmit and otherwise process data from vehicles, users, employees, drivers and/or other third parties, some of which may include personal, confidential, sensitive or proprietary information. Organizations such as ours are increasingly subject to various attacks on their networks, systems and endpoints, and, given the nature of the data that we collect, use and store, internal or external individuals or entities may attempt to penetrate our network security, or that of our products and solutions, including by sabotaging or misappropriating our proprietary information or that of our users, partners, employees and suppliers, or by causing interruptions to our solutions. For example, we may experience cyber-attacks of varying degrees and other attempts to gain unauthorized access to our systems from time to time, including by way of malware, phishing attacks, ransomware attacks, denial of service attacks, brute-force attacks or other means, any of which can result in disclosure of confidential information and intellectual property, product defects, production downtimes or compromised data, including personal information. These cybersecurity threats and attacks can originate from various sources, such as individuals, groups of hackers and sophisticated organizations, who may in the future attempt to gain unauthorized access to modify, alter and use our vehicles, products and systems in order to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to data stored in or generated by, our vehicles, products and systems, and such attempts may even culminate in “mega breaches” targeted against cloud services and other hosted software. As the techniques used to obtain unauthorized access or sabotage information systems and networks change frequently and generally are not identified until they are launched against a target, even if we take all reasonable precautions, including to the extent required by law, we may be unable to anticipate these attacks or to implement adequate preventative measures, and we may not become aware in a timely manner of such a security breach, which may exacerbate any damage we experience.
While we take reasonable measures to prevent unauthorized access to our products, solutions and systems, including measures to protect and maintain the security of any personal, confidential and/or proprietary information stored thereon, there can be no assurance that such systems and measures will not be compromised as a result of intentional or unintentional misconduct. For example, outside parties may attempt to fraudulently induce our employees, service providers, customers and/or passengers to disclose sensitive information in order to gain access to our data or the data or accounts of our users or other parties, and although we have policies restricting access to the information we store, there is a risk that these policies may not be effective in all cases. We depend on our employees, service providers and contractors to appropriately handle confidential and sensitive information, including personal information, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption against us or our service providers could result in loss of confidential or proprietary or personal information, damage to our reputation, loss of customers and/or passengers, loss of revenue, private claims and litigation (including class action lawsuits), regulatory investigations, governmental fines, penalties and other liabilities.
We also rely on systems provided by third parties, which may also suffer security breaches or unauthorized access to or disclosure of personal, confidential or proprietary information. Our systems and those of third parties on which we rely may also be subject to damage or interruption from physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, malware, ransomware, phishing attacks, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm our products, solutions and systems.
Third parties using our solutions (including customers, passengers, or partners) could experience successful cyberattacks, security incidents or disruptions in service which could cause customers and/or passengers to lose confidence in the security of our solutions, including where such incidents involve a failure by those third parties to adequately deploy protection measures or updates to our solutions and regardless of whether any actual loss or theft of data occurred. Such cyberattacks and other security incidents aimed at our products and services could further lead to third-party claims that our product failures have caused damage to our customers and/or passengers, a risk that is enhanced by the increasingly connected nature of our products and solutions, which could lead not only to loss of customer, end user and partner confidence in the security of our products and solutions, but also to indemnity obligations, impairment to our business and resulting fees, costs, expenses, loss of revenues and other potential liabilities and harms to our business. See “— Our products and solutions rely on the stable performance of both internal and external servers, networks, IT infrastructure and data processing systems, and any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to such servers, networks, assets or systems due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.” In addition, if a high-profile security breach occurs within our industry, our current and potential customers and/or passengers may lose trust in the security and safety of our systems, products, solutions and information even if we are not directly affected. Furthermore, regardless of their veracity, reports of unauthorized access to our vehicles, systems or data, as well as other factors that may result in the perception that our vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and customer confidence in our products and solutions.
Our products and solutions rely on the stable performance of both internal and external servers, networks, IT infrastructure and data processing systems, and any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to such servers, networks, assets or systems due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.
We rely in part upon the stable performance of our servers and third-party servers, networks, IT infrastructure, including third-party cloud infrastructure, and data processing systems for the provision of our products and solutions, and our success relies on our passengers’ ability to access our solutions at any time. Disruptions to such servers, networks, assets or systems may occur due to internal or external factors, such as inappropriate maintenance, infrastructure changes, hardware or software defects or other defects or malfunctions in the servers, distributed denial-of-service and other cyber-attacks or other malicious attacks or hacks targeted at us or such third parties, occurrence of catastrophic events, such as earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or human errors. For example, our data centers or our third-party service providers’ or vendors’ data centers could be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by employees, causing potential disruptions that could result in lengthy interruptions in our service. We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our products and solutions. Minor interruptions can result in new customer acquisition losses that are never recovered. Affected customers and/or passengers could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed or other functionality of our products and solutions could adversely affect our business, brand, and reputation and could result in fewer new customers and/or passengers using our products and solutions.
We can provide no assurance that our current information systems or those of third-party providers are fully protected against third party intrusions, viruses, hacker attacks, information or data theft or other similar threats, and any such cyber-attack that bypasses our or a third-party provider’s information security systems causing a security breach may lead to a material disruption of our business systems or the loss of business information. For example, we engage with local third-party providers across various markets. Any user or non-user data collected in these jurisdictions is stored and maintained locally within the respective service provider’s facilities, in compliance with applicable local laws and regulations. We do not control the cloud services provided by the third-party providers, and there is a risk that such services may not be reliable. If the third-party providers violate the service agreements with us or relevant regulations, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users. Any such event could have a material adverse effect on our business unless and until we recover using our back-up information. Such disruptions could result in negative publicity, loss of or delay in market acceptance of our products and solutions, loss of competitive position, lower customer retention or claims by customers and/or passengers for losses sustained by them or loss, destruction or unauthorized use of, or access to, data (including personal information for which we may incur liability under applicable data protection laws). In such an event, we may need to expend additional resources to bring the incident to an end, mitigate the liability associated with the fallout of such incident, make notifications to regulators and individuals affected, replace damaged systems or assets, defend ourselves in legal proceedings and compensate customers or passengers. In addition, our disaster recovery planning may not be sufficient for all eventualities. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.
Finally, as our services incorporate highly technical and complex technologies, such technologies and software may, now or in the future, contain undetected errors, bugs or vulnerabilities, some of which may only be discovered after the code has been released. Any error, bug or vulnerability in our products or solutions, systems or control failures, cybersecurity incidents, data security breaches or attacks on or compromise of our security or the security of our business partners could result in the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, our customers’, passengers’ or employees’ information and could result in governmental or regulatory action, including resulting in fines or penalties, litigation, and financial and legal exposure, which could seriously harm our reputation, brand and business, and impair its ability to attract and retain users and customers. See “— Any unauthorized access, collection, control, manipulation, interruption, compromise or improper disclosure of personal information, cyber-attacks or other security incidents or data breaches that affect our networks or systems, or those of our service providers or our customers and/or passengers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services or our platform and data, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data, in any case of the foregoing, which could adversely affect our business, financial condition and results of operations.”
Complying with evolving laws and regulations across multiple jurisdictions regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, including in ways that may result in conflicting requirements among various jurisdictions. Any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal and regulatory proceedings, suspension or disruption of operations, fines, increased cost of operations, remediation costs, indemnification expenditures or otherwise harm our business.
Because our solutions, products, and services may provide us with access to sensitive, confidential or personal information, we are subject to laws and regulations relating to the security and privacy of such information, including restrictions on the collection, use, storage and other processing of personal information as well as requirements to take steps to protect such information from improper disclosure, theft or tampering.
Despite our efforts to comply with such applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our interpretations of the law, our practices or our platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations, including the risks and challenges of (i) protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees; (ii) addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and (iii) complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information and other data. Any such failure to comply with the increasing number of data protection laws in the jurisdictions in which we operate, as well as concerns about our practices with regard to the collection, use, storage, retention, transfer, disclosure, security and other processing of personal information, biometric information or other privacy-related matters, including concerns from our customers and/or passengers, employees and third parties with whom we conduct business, even if unfounded, could result in fines, investigations or proceedings by governmental agencies and private claims and litigation (including class actions), any of which could adversely affect our business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, could damage or harm our reputation and brand or could require that we make changes to or restrict our processing activities which may cause us to incur significant costs and expenses, each of which could materially and adversely affect our business, financial condition and operating results.
Additionally, as we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory and legal frameworks regarding data privacy and security issues in many jurisdictions are constantly evolving and developing and can be subject to significant changes from time to time, including in ways that may result in conflicting requirements among various jurisdictions. Interpretation and implementation standards and enforcement practices are similarly in a state of flux and are likely to remain uncertain for the foreseeable future. As a result, we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level, and may fail to fully comply with applicable data privacy and security laws, regulations and standards. Moreover, these laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may be inconsistent with our existing practices and in ways that may have a material and adverse impact on our business, financial condition and results of operations.
With regard to our commercial arrangements, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal information. While we believe our and our counterparties’ conduct under these agreements is in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in such agreements to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to negotiate for such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses.
In general, negative publicity of us or our industry regarding any actual or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with these existing or new privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending against allegations and claims. In addition, users’ consciousness and attitudes towards data privacy are evolving, and users’ concerns over the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations and could cause our price of our ADSs to drop significantly.
Regulations that apply to us in the PRC
The PRC Cybersecurity Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations within the territory of the PRC that provide services over the internet or other information network. Specifically, the Cybersecurity Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.
In addition, the PRC Data Security Law took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by regulatory authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that processors processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such processors are required to evaluate the risks of its data activities periodically and file assessment reports with relevant regulatory authorities.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cybersecurity Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure (the “CII Protection Regulations”) became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure (the “CII”) refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to identify CII in the respective sectors, and a critical information infrastructure operator (the “CIIO”) must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment at least once a year, timely rectify the issues identified and report to relevant regulatory authorities according to their requirements. As of the date of this prospectus, we have not received any notices from any authorities identifying us or any of our PRC entities as a CIIO.
The Personal Information Protection Law took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within the PRC as well as certain personal information processing activities outside the PRC, including those for the provision of products and services to natural persons within the PRC or for the analysis and assessment of acts of natural persons within the PRC. Specifically, Article 38 of the Personal Information Protection Law describes that any personal information processor which needs to provide personal information outside the PRC territory due to business or other needs shall meet any of the following conditions: (i) to pass the security evaluation organized by the CAC, (ii) to be certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC, (iii) to enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties; and (iv) to meet other conditions prescribed by laws, administrative regulations or the CAC. Based on this, the CAC and the relevant authorities have formulated the relevant detailed rules, among which the Security Assessment Measures for Cross-border Data Transferring taking effect on September 1, 2022 describes that a data processor providing data abroad under any of the following circumstances shall declare security assessment for data cross-border transferring to the CAC: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstance prescribed by the CAC. If a data processor has activities of transferring personal information abroad but does not reach the data scale threshold mentioned in the above articles, it could choose to be certified by a specialized agency or to enter into a contract with the overseas recipient under the standard contract formulated by the CAC. As of the date of this prospectus, we have not conducted any cross-border transferring activities involving the personal information or important data we hold. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, thus requiring us to comply with applicable data localization, security assessment and other requirements under these proposed laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfers of personal information and important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.
Additionally, in December 2021, the CAC and several other administrations jointly promulgated Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that carries out data processing activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures further provides that “internet platform operators” in possession of personal information of over one million users shall apply for cybersecurity review, if such operators intend to list their securities in a foreign country. See “— Risks Related to Doing Business in China — We have completed the required filings with the CSRC for this offering. However, the approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Additionally, relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine that network products or services or data processing activities affect or may affect national security. As the definitions for terms such as CIIO, internet platform operator and national security are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects and the price of our ADSs may be materially and negatively affected.
In the event that we are subject to the cybersecurity review by the CAC in relation to our operations, we may experience disruptions of our business. Such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations of mainland China during such review, we may be subject to administrative penalties, including fines and service suspension, which could have a material and adverse impact on our business, results of operations and financial condition and the value of our ADSs. We also cannot rule out the possibility that certain of our customers may be deemed CIIOs, in which case our products or services, if deemed related to national security, will be submitted for cybersecurity review before we can enter into agreements with such customers. If the reviewing authority considers that the use of our products and services by certain of our customers who are CIIOs involves risks of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers, which could have a material adverse effect on our results of operations and business prospects.
Furthermore, the Regulation on Network Data Security Management (the “Network Data Regulation”) was promulgated by the State Council on September 24, 2024, and will become effective as of January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.
As of the date of this prospectus, we have not been subject to any material claims, investigations or legal proceedings settled, pending or threatened for any material noncompliance with or violations of applicable PRC laws and regulations with respect to privacy and personal data protection and have received any cybersecurity-related warning or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the uncertainties as disclosed in this prospectus. We have been and will continue taking reasonable measures to comply with such laws and regulations; however, since these laws and regulations in the PRC are relatively new, uncertainties still exist in relation to their interpretation and implementation. We cannot assure you that relevant regulatory authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, any change in these laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our solutions and services, limit their use or adoption or require certain changes to be made to our operations. If we fail to comply with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to, among others, suspension of services, fines, revocation of relevant business permits or business licenses, and other government penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Regulations that apply to us in the United States
In the United States, various federal regulators, including governmental agencies like the Federal Trade Commission, and states and state regulators, including in California, Colorado, Virginia, Utah, Connecticut and Illinois, have adopted, or are considering adopting, laws and regulations concerning personal information and data security that we will need to navigate as we consider expanding the scope of our United States operations. This patchwork of legislation and regulation has given, and will likely continue to give, rise to conflicting or differing legal and regulatory obligations with respect to personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the California Consumer Privacy Act, which has since been amended by the California Privacy Rights Act (the “CPRA”) that came into effect on January 1, 2023 (collectively, the “CCPA”). Among other things, the CCPA requires companies that process personal information of California residents to make detailed disclosures to consumers about such companies’ data collection, use and sharing practices, and gives California residents rights to access, correct and delete their personal information and to opt out of certain personal information sharing with and/or sales to, third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information which is expected to increase the likelihood of, and risks associated with, data breach litigation.
As referenced above, following California’s passage of the CCPA, other states have followed suit in passing similar laws. For example, over the past two years, regulators have introduced new state laws in Colorado, Virginia, Utah and Connecticut, all of which came into effect in 2023 and gave the applicable state’s residents rights over the collection, use and disclosure of their personal information. These laws may lead other states or even the United States Congress to pass comparable legislation to which we may become subject. The effects of the CPRA, the CCPA and other similar statutes or federal laws, are significant, and once we expand our United States operations, may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses that are likely to increase over time. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts and may require us to divert resources from other initiatives and projects to address these evolving compliance and operational requirements. These and other laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, any of which may require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our services and require significant changes to our operations, which may have a material and adverse impact on our business, financial condition and results of operations.
Additionally, some members of the U.S. federal government, including certain members of Congress and the NHTSA, have recently focused on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect the timing of our entry into other markets, and if such regulations and other future regulations are inconsistent with our approach to automotive cybersecurity, we would be required to modify our systems to comply with such regulations, which would impose additional costs and delays and could expose us to potential liability to the extent our automotive cybersecurity systems and practices are inconsistent with such regulations. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards, which may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning cybersecurity, information security, privacy and data protection, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal information, where applicable) may potentially deter passengers from consenting to certain uses of their personal information.
We depend on the experience and expertise of our senior management team, technical engineers, and certain other key employees, and the loss of any executive officer or key employee, or the inability to identify and recruit executive officers and other key employees in a timely manner, could harm our business, operating results, and financial condition.
Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in our executive management team or key employees resulting from the hiring or departure of executives or key employees, which could disrupt our business. We do not maintain key-man insurance for any member of our senior management team or any other employee. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense in the technology industry, especially for engineers with high levels of experience in artificial intelligence and designing and developing autonomous driving related algorithms. We have experienced. and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our autonomous driving solutions in a timely manner and our business and future growth prospects could be adversely affected.
Misconduct or other improper activities, including non-compliance with regulatory standards and requirements, by our employees, consultants, independent contractors, suppliers and partners could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.
Many of our employees play critical roles in the development of our technology and in ensuring the safety and reliability of our solutions and/or compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and have entered into agreements and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets, we cannot assure you that our employees will always comply with these codes, agreements, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information, proprietary information or technology know-how, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected.

In addition, while it is our policy to require our employees, consultants and independent contractors who may be involved in the conception or development of intellectual property or proprietary information to execute agreements assigning such intellectual property or proprietary information to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property or proprietary information that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property or proprietary information. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If there is any potential uncertainty with respect to the enforceability of the invention assignment, an employee may sell or license their invention to third parties, which could limit our ability to operate our business and could adversely affect our competitive business position. We cannot provide any assurances that such individuals will not breach the agreements and disclose proprietary information, including our trade secrets, and we cannot guarantee that adequate remedies will be available to rectify any subsequent damages or losses of confidential and proprietary information. Enforcing a claim that a party unlawfully disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. Some courts in the United States and abroad are less willing or unwilling to protect trade secrets. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In addition, we may be required to pay monetary remuneration to employees who develop inventions, even if the rights to such inventions have been assigned to us and the employees have waived their rights to royalties or other compensation.
Growth of our business will partially depend on the recognition of our brand. Our brand and reputation could be harmed by negative publicity or safety and others concerns regarding our solutions. Failure to maintain, protect and enhance our brand could limit our ability to expand or retain our customer base, which could materially and adversely affect our business, financial condition and results of operations.
We must maintain and enhance our brand identity and increase market awareness of our autonomous driving technology and solutions. The successful promotion of our brand will depend on our efforts to achieve widespread acceptance of our technology and solutions, attract and retain customers and our ability to maintain our current market leadership and successfully differentiate our technology and solutions from competitors. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenue. To the extent they do, the resulting revenue still may not be enough to offset the increased expenses we incur. Our brand value also depends on our ability to provide secure and trustworthy solutions as well as our ability to protect and use our customers’, partners’ and users’ data in a manner that meets their expectations. Damage to our reputation and loss of brand equity may reduce demand for our solutions and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands and could also reduce the trading price of the ADSs.
We may, from time to time, receive negative publicity, including negative internet and blog postings, ratings or comments on social media platforms or through traditional media about our company, our business, our directors and management, our brands, our technology and solutions, our suppliers or other business partners. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all.
We may receive complaints from our customers and passengers regarding our solutions, pricing and customer support. If we do not handle these complaints effectively, our brand and reputation may suffer, our customers and passengers may lose confidence in us and they may reduce or cease their use of our solutions. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers and passengers seek and share information. If actions we take or changes we make to our solutions upset these customers and passengers, their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our technology and solutions could materially and adversely impact our ability to attract and retain customers and passengers, our business, results of operations and financial condition.
We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions, which could harm our business.
We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in a number of jurisdictions, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions create risks relating to conforming our solutions to regulatory and safety requirements; adapting to different driving behavior, traffic conditions, road designs and infrastructure in a range of countries; organizing local operating entities; establishing, staffing and managing foreign business locations; managing and staffing international operations and the increased operations, travel, and infrastructure costs; attracting local customers; effective pricing; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; protectionist or national security policies; complexities of complying with current and future export controls and economic sanctions; trade restrictions, customs regulations and tariffs and price or exchange controls. Such conditions may increase our costs, impact our ability to attract and retain customers and require significant management attention, and may harm our business if we are unable to manage them effectively.
If our business development plans are not effective, our business development may be negatively affected.
We have invested and anticipate to continue investing in sales and marketing activities to promote our brand and to deepen our relationships with partners, customers and passengers. Our sales and marketing activities may not be well received by our existing customers and passengers, and may not attract new ones as anticipated. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and customers’ and passengers’ preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share. We also rely on a number of business partners and our own business development team to attract new customers and passengers. Any disruption of our relationship with these intermediaries could harm our abilities to promote business. Therefore, there is no assurance that we will be able to recover the costs of these sales and marketing activities or that these activities will be effective in attracting new customers and users and retaining existing ones.
Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans, subsidies, tax treatment and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.
We enjoyed preferential tax treatment under relevant preferential tax policies historically. In particular, some of our PRC entities in Beijing, Guangzhou, Shenzhen and Jiangsu province had been recognized as the “High New Tech Enterprise”. According to the tax incentives of the EIT Law for “High and New Tech Enterprise”, these companies are subject to a reduced EIT rate of 15% for three years commencing from the year these companies are recognized as “High New Tech Enterprise”. Such preferential tax treatments are subject to change and termination. Government agencies may decide to reduce, eliminate or cancel our tax preferences at any time. Therefore, we cannot assure you of the continued availability of such tax preferences as we currently enjoy. The discontinuation, reduction or delay of the preferential tax treatment could adversely affect our financial condition and results of operations.
We also received government grants, which may not be recurring. For the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, US$7.6 million, US$7.1 million, US$1.6 million and US$1.3 million were received and recognized as other income, net in the consolidated statements of operations and comprehensive loss, respectively. These government grants historically received were awarded by local governments in China in Renminbi, primarily in recognition of our contributions to technological advancement and local economic development. These grants are typically evaluated on an annual or project basis, based on prevailing local regulations and policies, and are thus non-recurring in nature.

Consequently, there is no guarantee that we will continue receiving or benefiting from them in the future and it is also challenging for us to predict the amounts of future grants. In some cases, we are required to satisfy certain conditions or contractual obligations before receiving government grants. However, there can be no assurance that we will be able to fully satisfy these conditions or perform such obligations, and it is possible that regulatory authorities may discontinue such grants, or require us to repay part or all of the government grants we previously received. Any reduction, cancellation, or repayment resulting from our failure to perform such obligations could adversely affect our business, financial condition and results of operations.
We have granted and may continue to grant share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.
We have adopted a share option scheme in November 2016 (the “2016 Share Plan,” as amended in 2019 and 2020). We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations and comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2016 Share Plan (as amended) is 58,427,257. As of September 30, 2024, a total of 8,779,356 share options and 29,768,956 restricted share units had been granted and are outstanding under such plan. In 2022, 2023 and the six months ended June 30, 2023 and 2024, we recorded US18.6 million, US$3.8 million, US$2.2 million and US$1.5 million in share-based compensation expenses, respectively. Upon the completion of this offering and the concurrent private placements, we expect to recognize a substantial amount of share-based compensation expenses, and we expect the recognition of such share-based compensation expenses to have a significant impact on our results of operations in the fiscal quarter in which this offering and the concurrent private placements are completed. Total unrecognized shared-based payments relating to these unvested options and restricted share units are US$13.6 million and US$141.2 million, respectively, as of June 30, 2024. If the IPO occurred as of            , US$           would have been recognized immediately, and the remaining amount shall be recognized over the remaining vesting or service periods pursuant to the terms and conditions of such awards.
For more information on our share incentive plan, see “Management — Equity Incentive Plan.” We will incur additional share-based compensation expenses in the future, as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
We face certain risks relating to our leased properties.
Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this prospectus, some of our lease agreements for our leased properties in China have not been registered with the relevant PRC regulatory authorities. Failure to complete the registration and filing of lease agreements will not affect the validity of the lease agreements. However, in case the parties of the lease agreements fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC regulatory authorities, they may be exposed to potential fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. Besides, the decoration projects of some of our leased properties used as vehicle modification facilities and business offices may require regulatory approvals for construction and fire protection filings under the PRC law but we failed to obtain such approvals and filings, which may subject us to legal sanctions, such as imposition of fines, suspension of construction, and rectification within a time limit. As of the date of this prospectus, no material penalty has been imposed on us for the failure to register the relevant lease agreements as well as obtain the regulatory approval for decoration projects.
In addition, any defects in lessors’ title to our leased properties may negatively impact our use. Some of our lessors have not provided us with documentation evidencing their title to the relevant leased properties. Additionally, some of our leased properties were mortgaged by the owners before we entered into the leases, and our leases with respect to these properties may not prevail against the pre-registered mortgage right. As of the date of this prospectus, we are not aware of any challenges initiated by third parties against our use of these properties. However, we cannot assure you that title to these leased properties will not be challenged in the future. If third parties who purport to be the property owners or beneficiaries of the mortgaged properties, or if the regulatory authorities challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn adversely affect our business and results of operations.
We, our directors, management, employees and shareholders and their affiliates may be subject to pending or future litigation, impending decisions, administrative proceedings, fines and negative publicity, which could have a material and adverse impact on our business, reputation, financial condition and results of operations.
From time to time, we have been, and may in the future be, subject to lawsuits brought on by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights, contractual disputes, employment-related controversies, and other legal and administrative proceedings or fines relating to our business operations inside and outside China. At times, the outcomes of the actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our ability to expand the customer and user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. If any of these happens, our business, financial condition, results of operations or liquidity could be materially and adversely affected. In addition, our directors, management, shareholders and employees and their affiliates may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.
Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.
Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permit to conduct test driving and further, commercial operation, of our autonomous vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure you that we will be able to execute on our business strategy or that our technology and service offerings will be successful in such markets.
Our business has been and may continue to be affected by the current global COVID-19 pandemic.
On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern, and on March 11, 2020 the World Health Organization declared the global COVID-19 outbreak a pandemic. During the COVID-19 pandemic, government authorities around the world have imposed restrictions on mobility and travel to contain the spread of the virus. To varying degrees, our business operations have been affected by the COVID-19 pandemic. Furthermore, the COVID-19 pandemic and its aftermath may have the effect of heightening many of the other risks described in this “Risk Factors” section, such as the demand for our autonomous driving solutions, our ability to achieve or maintain profitability and our ability to raise additional capital in the future.
There are no comparable recent events that provide guidance as to the effect the COVID-19 outbreak as a global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change, even though conditions have been gradually improving. While vaccines for the COVID-19 have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, variations of virus, including notably the Delta and Omicron variants, were found on confirmed cases across countries, including China and the United States, which caused and may continue to cause new outbreaks around the world.
We do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. The extent to which the COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and unpredictable, such as the duration of the outbreak, the effectiveness of travel restrictions and other measures to contain the outbreak and its impact, such as social distancing, quarantines and lockdowns across the countries where we and our business partners operate.
If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADS may be materially and adversely affected.
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. While we believe that we currently have adequate internal control procedures in place, historically, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in this prospectus, we identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board (the “PCAOB”), a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to short of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. We took a series of actions to remedy our identified material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” As of December 31, 2023, based on our management’s assessment on the performance of such remediation measures, we determined that the previously identified material weakness had been remediated.
After we become a public company in the United States, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.
We may not have sufficient insurance coverage for our operations.
As the autonomous driving industry is at its nascent stage and continues to evolve rapidly, changing laws, regulations and standards in the industry are making liability difficult to define, thus creating uncertainty for us, increasing legal and financial compliance costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could expose us to increasing liabilities, for which we may not have sufficient insurance coverage.
Our solutions are used for autonomous driving, which presents the risk of significant injury, including fatalities. We may be subject to claims if a vehicle using one of our solutions, products or services is involved in an accident and persons are injured or purport to be injured or if the property is damaged. Any insurance that we carry may not be sufficient or it may not apply to all situations. If we experience such an event or multiple events, our insurance premiums could increase significantly or insurance may not be available to us at all. Further, if insurance is not available on commercially reasonable terms, or at all, we might need to self-insure. In addition, lawmakers or governmental agencies could pass laws or adopt regulations that limit the use of autonomous driving technology or increase liability associated with its use. Any of these events could adversely affect our brand, relationships with users, operating results, or financial condition.
We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents which could significantly disrupt our operations.
Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events, and our property and business interruption insurance coverage may not be adequate to fully compensate us for any losses that may occur. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.
General business and economic conditions, and risks related to the larger automotive ecosystem, including consumer demand, could adversely affect the market for vehicles, which could reduce our revenue.
The market for automotive industry in China is affected by general business and economic conditions, the global semi-conductor chip shortage, and inflationary pressures. Volatility caused by, among other events, the global semi-conductor chip shortage, and inflationary pressures has resulted in, or may result in, reduced demand for autonomous driving technology. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our technology and service offerings, or the future growth of the markets in which we operate. In addition, global inflation has increased during 2022, related to the disruptions in global demand, supply, geopolitical events, logistics and labor markets.
The demand for and adoption of our technology and service offerings are typically discretionary for our customers, and may continue to be, affected by negative trends in the economy and other factors, including the degree of utilization achieved by our autonomous driving technology, the timing and breadth of our technology’s operational areas, consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Fears of recession, stock market volatility, inflationary pressures, inflation and regulations may decrease consumer demand, which could adversely affect the market for vehicles and in turn reduce our revenue. Furthermore, the conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets, which could affect automotive ecosystem. In addition, automotive production and sales can be affected by our automotive OEMs’ ability to continue operating in response to challenging economic conditions, labor relations issues, regulatory requirements, trade agreements and other factors; in particular, trade tensions between China and the EU and China and the U.S. appear to have increased risk of higher tariffs and other restrictions related to those markets. The volume of automotive production in China and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our technology and service offerings. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.
We may not effectively identify, pursue and consummate strategic alliances, collaborations, investments or acquisitions. Even if it does, these could divert management’s attention, result in our incurring of significant costs or operating difficulties and dilution to our shareholders, disrupt our operations and materially and adversely affect our business, results of operations or financial condition.
We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. We cannot guarantee that we may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into our existing business and operations. In addition, after the completion of an acquisition or formation of a joint venture, the subsequent business integration and development require significant time and attention from our management to achieve synergies effect and could result in a diversion of resources from our existing business. We cannot assure you that we are able to complete the integration or achieve synergies effects successfully on a timely basis and realize the anticipated synergies from such acquisition or strategic alliance. Furthermore, as we have limited control over the companies in which we only have a minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance with regulatory requirements by our investees may cause substantial harm to our reputation and the value of our investment. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new markets. Our strategies may not be successfully implemented beyond the current markets. If we are unable to address these challenges effectively, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.
Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG calls for capital, investors and lenders to tilt their investment decisions to favor industries and companies with recognized ESG practices. The autonomous driving technology we are developing has significant safety benefits. Our autonomous driving technology is designed to reduce the risk of human error on the road, which is a major cause of accidents and fatalities worldwide. We design our autonomous vehicles to be capable of operating more efficiently than human-driven cars by optimizing routes, maintaining a consistent speed and avoiding sudden acceleration or braking, which helps to reduce fuel consumption and carbon emission. Despite our continuous efforts to adapt to and comply with standards related to ESG, we may not be able to always meet the evolving standards. We may be perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. We may therefore suffer from reputational damage, which will negatively affect our future business, financial condition and results of operations.

Risks Related to Doing Business in China
The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us.
Most of our operating entities are incorporated under and governed by the laws of the PRC. In 1979, the PRC regulatory authority began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes and therefore, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
Our PRC subsidiaries and their subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may change from time to time, which may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory ambiguity may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.
The PRC regulatory authorities have significant oversight over our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm the Group’s business, financial condition, results of operations and prospects, as well as the value of our ADSs and/or Class A ordinary shares.
Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
We have operations in both China and the United States, and many of our customers and suppliers are located in the United States and other countries outside of China. In addition, our current and future customers in China may sell or plan to sell their products outside of China. Therefore, government regulations and policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our solutions, impact the competitive position of our solutions, prevent us from offering solutions in certain countries, limit our customers’ ability to sell their products abroad, or disrupt our research and development activities. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. In October 2022, the U.S. Department of Commerce published an interim final rule that introduced novel restrictions related to semiconductors, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China, and these rules were made more restrictive in October 2023. These sanctions and export controls could adversely affect us and/or our supply chain, business partners, or customers.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. On January 15, 2020, the Economic and Trade Agreement between the United States of America and the People’s Republic of China was entered into as a phase one trade deal, effective on February 14, 2020. On May 14, 2024, the U.S. government announced higher tariffs on steel and aluminum, semiconductors, electric vehicles, batteries, critical minerals, solar cells, ship-to-shore cranes and medical products. These higher tariffs were based on claims that China has engaged in unfair trade practices. The highest of these tariffs are applicable to electric vehicles, which will be subject to a tariff rate of 100% from August 1, 2024, an increase from the earlier rate of 25%. From August 21, 2024, the European Commission imposed higher tariffs on imports of electric vehicles made in China. These new tariffs, which apply across the European Union, range from 17.0% to 36.3%, depending on the OEM that produced the vehicle. Shortly after these higher EU tariffs on Chinese EVs were confirmed by a majority of EU states, China imposed provisional tariffs on brandy imports from China, with rates of 30.6% or 39%, effective October 11, 2024. These and similar developments may mark a period of increased trade tensions and higher tariff rates. None of our products are affected by these new U.S. or EU tariffs, but they could apply to some our customers’ products, which could affect the demand for certain of our products. Furthermore, international trade disputes could more broadly affect economic conditions globally, which could harm our business prospects. The U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list (the “Entity List”), and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the Entity List. In recent years the U.S. has placed certain entities, including a number of entities in China, on the Entity List, which imposes licensing requirement for exports or transfers of items on lists of controlled items maintained by the U.S. government. One of our prior suppliers was recently added to the Entity List, with which we have terminated business transactions. Any failure by us to obtain the requisite licenses and authorizations or otherwise comply with export control restrictions could result in civil or criminal penalties, as well as reputational damage.
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has also implemented, and may further implement countermeasures. For example, on June 10, 2021, the Standing Committee of National People’s Congress (the “SCNPC”) passed the Countering Foreign Sanctions Law, which became effective immediately. This law provides a legal basis for the Chinese regulators to take action in response to foreign sanctions, as well as for Chinese citizens and organizations to bring civil actions for injunctive relief or damages. Under the Countering Foreign Sanctions Law, the competent department of the State Council may place any individuals and organizations that are directly or indirectly involved in making, determining, or implementing the discriminatory restrictive measures as provided therein on the Countermeasure List. A foreign individual or organization on the Countermeasure List may be subject to one or several countermeasures, including but not limited to prohibitions or restrictions on commercial transactions, cooperation or such other activities with organizations and individuals within the territory of China. Any organization and individual within the territory of China is required to comply with the countermeasures, and failure to comply or cooperate may result in liability in accordance with law.
Among the future potential changes to the U.S. export control laws and regulations that could limit our ability to operate our business in connection with the United States, including investing in or forming strategic alliances with any U.S. business, is the ongoing review being conducted pursuant by an interagency committee chaired by the U.S. Department of Commerce pursuant to the Export Control Reform Act of 2018 (the “ECRA”) to identify so-called “emerging and foundational technologies” that might warrant additional export controls under Section 1758 of the ECRA.

On November 19, 2018, the U.S. Department of Commerce published an Advanced Notice of Proposed Rulemaking seeking public comment on the definition of, and criteria for, identifying “emerging technologies” that might warrant such additional export control. The impact of being controlled as “emerging and foundational technologies” includes mandatory review by the Committee on Foreign Investment in the United States (“CFIUS”) in connection with future foreign investments in our shares. Investments that result in control of a U.S. business by a foreign person are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, among other things expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” With respect to any transactions within its jurisdiction, CFIUS may negotiate, enter into, impose, and enforce conditions with any party to the transaction in order to mitigate risks to the national security of the United States that arises as a result of the transactions. Such conditions could include, for example, restrictions on the foreign investor’s access to sensitive information in the possession of the U.S. business, ongoing reporting requirements to the U.S. government, a requirement to retain a third-party auditor to monitor compliance with security control measures, or other conditions. If a transaction presents national security concerns that CFIUS determines are not capable of mitigation, CFIUS can recommend to the President of the United States that the investment transaction be prohibited, or, if already consummated, that the foreign investor be required to divest its interest. Any restrictions implemented by CFIUS, or the threat of any such action, may adversely impact investors’ ability to invest in our shares, and the overall market for our ADSs.
On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule will become effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” currently only China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) advanced microchips and microelectronics, (ii) quantum computing, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests (including purchases of shares in an IPO), certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange (such as the trading of our ADSs after this offering). The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. Furthermore, once the Final Rule is effective, we will likely be deemed a Covered Foreign Person engaged in the development of specified artificial intelligence technologies and services and therefore be subject to it. Even though U.S. persons’ acquisitions of certain publicly traded securities (such as the ADSs) after this offering will be exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors after this offering, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of the ADSs may significantly decline, or in extreme cases, become worthless.
On February 29, 2024, the U.S. Department of Commerce commenced a study on the risks that “connected vehicles” could pose to the United States and on March 1, 2024 published an advance notice proposed rulemaking (“CV ANPRM”) that requested comments on issues related to inputs (including software and hardware) from certain countries, including China, to the U.S. information and communications technology and services (“ICTS”) supply chain for connected vehicles in the United States. The CV ANPRM contemplates possible regulations to monitor, limit or ban these inputs. Following the public comment period on the CV ANPRM, on September 26, 2024, the BIS published a proposed rule that would prohibit the importation into the United States of certain vehicle connectivity system (“VCS”) hardware from China or Russia. Additionally, the proposed rule would restrict the importation, sale, or distribution within the United States of completed connected vehicles incorporating VCS or automated driving system software, as well as prohibit manufacturers owned by, controlled by, or under the jurisdiction of China or Russia from selling such vehicles in the U.S. The prohibitions would apply to VCS hardware and software that are designed, developed, manufactured, or supplied by entities owned by, controlled by, or under the jurisdiction of China or Russia. Comments on the proposed rule were due by October 28, 2024. Publication of a final rule may follow the comment review process, but the timing and content is uncertain. We conduct independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. The VCS hardware we use in U.S.-based testing is partly sourced from Chinese suppliers, which we believe are easily replaceable from sources outside China or Russia. With respect to imports and sales, our limited U.S. revenue, representing less than 1% of total revenues in 2023 and the six months ended June 30, 2024, were primarily derived from the licensing and applications business, which did not involve sales of any connected and autonomous vehicles that were equipped with Chinese software or hardware subject to the proposed rule. If the proposed rule or any other new and more stringent regulations were enacted, we may be subject to limitations, restrictions and/or prohibitions on the application or development of autonomous driving technology, including the possibility that we could be required to terminate some or all of our U.S. operations.
Tensions in international trade and investment and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of key components necessary for our operations and our ability to continue to sell to global customers. For example, while we are not currently affected by the Entity List or other U.S. export control laws or regulations in any material respect, as the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our suppliers or customers. As a result, our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the United States and China, which would have a material adverse effect on global economic conditions and the stability of global financial markets as well as our and our customers’ business, prospects, financial condition, and results of operations, and could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline.
We are subject to U.S. export controls that could restrict our ability to transfer certain of our products and technologies, both within our company or to external parties, including potential customers; increasingly restrictive U.S. export controls directed toward China, in particular its artificial intelligence industry, could also limit our ability to obtain advanced semiconductors and other technology that could be needed to develop our products.
Certain of our products and technologies are subject to U.S. Export Administration Regulations, or the EAR, which are administered by the U.S. Department of Commerce’s Bureau of Industry and Security (the “BIS”). Currently, those products and technologies that are subject to the EAR are designated as “EAR99,” which is generally the lowest level of EAR controls and prohibits us from exporting, reexporting or transferring these products and technologies to certain persons, including those on the BIS’s “Entity List” or “Unverified List” or to certain territories or persons subject to sanctions without a license, or for any prohibited end-use, or subject only to anti-terrorism controls, which currently apply to Syria, North Korea and Cuba. While we believe that currently applicable designations and controls of our products and technologies under the EAR do not impose material limitations on our operations, BIS could apply more restrictive designations or controls to our current or future product and technologies or prohibit additional parties from receiving products or technologies that are subject to the EAR. These or similar developments could materially restrict or prohibit our ability to export, reexport or transfer our products and technologies subject to the EAR, including to potential customers in the future, which could materially and adversely affect our business plans and prospects. In light of recent changes in the U.S. government’s approach to export controls to China, we cannot assure that these changes will not occur. Furthermore, U.S. export control regulations are complex, and if we were to fail to comply with U.S. export control laws and regulations or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration of our employees and managers for willful violations and the possible loss of our U.S. export or import privileges. Any failure to comply with such laws and regulations could have negative consequences for us, including government investigations and penalties.
On October 7, 2022, the BIS issued new regulations that substantially tightened U.S. export controls in respect of China, including those applicable to advanced microcomputer chips and the technology and equipment needed to produce them and these regulations were made more restrictive in October 2023. Furthermore, in speeches and statements from the U.S. administration, they announced a policy of keeping the U.S. substantially ahead of China in certain “foundational technologies,” including artificial intelligence. These or future export controls or other policies by the United States or other countries may limit our ability to obtain the technology and products, including products containing advanced semiconductors, necessary to develop new products; any of these developments could materially and adversely affect our results of operations and business prospects.
Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.
A critical part of our business operations is located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many aspects, including the degree of level of development, growth rate, foreign exchange regulation and allocation of resources. In addition, the Chinese regulators continue to play a significant role in regulating industry development by imposing industrial policies. The Chinese regulators also have influence over China’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
Any adverse changes in economic conditions in China, in the policies promulgated by the Chinese regulators or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese regulators have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.
We have completed the required filings with the CSRC for this offering. However, the approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the China Securities Regulatory Commission (the “CSRC”) prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of the ADSs on the Nasdaq under the M&A Rules because the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel.
Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (ii) the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. As the number of users whose personal information is processed by us does not reach one million, we are not required under the Cybersecurity Review Measures to apply for a cybersecurity review in connection with this offering. However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we may not be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations. In addition, we believe that we are not required under the Measures for the Security Assessment of Cross-border Data Transfer to apply for security assessment of cross-border data transfer.
On February 17, 2023, the CSRC published the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Therefore, we shall comply with the relevant requirements under the Overseas Listing Filing Rules in connection with this offering.
The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC a report and a relevant legal opinion issued by a domestic law firm within three business days after occurrence of such change.
As of the date of this prospectus, we have completed the filings with the CSRC for this offering and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on April 22, 2024. As of the date of this prospectus, we have not been denied for or failed to complete any permissions, approvals or filings required from Chinese authorities to offer the securities being registered to foreign investors in this offering. Therefore, we believe we have received all requisite permissions from and completed all filings with Chinese authorities in connection with this offering explicitly required under current PRC laws, regulations and rules.
In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective from March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remain substantial uncertainty with respect to the interpretation and implementation of the Overseas Listing Filing Rules as well as the Confidentiality and Archives Administration Provisions, which both have just been released recently, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with this offering or our continued listing overseas and our overseas securities offerings in the future. As of the date of this prospectus, we have not received any official inquiry, notice, warning and investigation from the CSRC in connection with this offering in this regard. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Where any entity or individual fails to fulfill the confidentiality obligations under the relevant PRC laws during the overseas issuance and listing of PRC-based companies, such entity or individual may be subject to legal sanctions, such as warnings, fines, and criminal liabilities. See “Regulation — Regulations on M&A Rules and Overseas Listings.”
Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we or our shareholders obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, future financing activities or any subsequent change in shareholding structure, we and our shareholders may be unable to fulfill such requirements in a timely manner or at all. Any failure to comply with the PRC regulatory requirements in this regard, our ability to conduct business, our ability to pay dividends outside of China, completion of this offering or future financing activities may be restricted, and our business, reputation, financial condition, and results of operations may be adversely affected.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a material portion of our operations in China, and a material portion of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.
The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in our ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
Pony AI Inc. is a Cayman Islands holding company and, other than external financing, it relies principally on dividends and other distributions on equity from its PRC subsidiaries for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and for services of any debt it may incur on a timely basis. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends.
If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. Investors in our securities should note that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Pony AI Inc. or its subsidiaries by the PRC regulatory authority to transfer cash.
In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange (the “SAFE”) have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises (the “PBOC Circular 306”) on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC regulatory authority may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.
Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.
In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.
Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (the “IMF”) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollar was approximately 9% and 2% for the years ended December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering and the concurrent private placements to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.
Any transfer of funds by us to our PRC entities, either as a loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries must be (i) registered with the local State Administration for Market Regulation with the information report submitted to the Ministry of Commerce of the PRC (the “MOFCOM”) through the enterprise registration system, and (ii) registered with the local banks authorized by SAFE. Any foreign loan procured by our PRC entities is required to be registered or filed with SAFE or its local branches and any medium or long-term loan to be provided by us to our PRC entities must be registered with the National Development and Reform Commission. We have in the past failed to, and may in the future not be able to, obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to past or future capital contributions or foreign loans by us to our PRC entities. If we fail to receive such approvals or complete such registration or filing, we may subject to legal sanctions, such as regulatory talk, public warning, rectification order, and our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant procedures. With respect to loans to the PRC entities by us, (i) if the relevant PRC entities adopt the traditional foreign exchange administration mechanism (the “Current Foreign Debt Mechanism”), the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC entities; and (ii) if the relevant PRC entities adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC entities.
According to the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing promulgated by the People’s Bank of China on January 12, 2017 (the “PBOC Notice No. 9”) after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries as foreign-invested enterprises. Currently, our foreign-invested entities have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.
The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises (the “SAFE Circular 19”) effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”) effective on June 9, 2016, allows foreign-invested enterprises (the “FIEs”) to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering and the concurrent private placements, to our PRC entities, which may adversely affect our liquidity and our ability to fund and expand our business in China. Even though the Notice on Further Promoting Cross-border Trade and Investment Facilitation, issued by the SAFE on October 23, 2019, allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, and the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, further allows to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts, since these are relatively new, uncertainties still exist in relation to its interpretation and implementation.
The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.
In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. The Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM and taking effect on January 18, 2021 further requires any foreign investment that has or possibly has an impact on national security be subject to security review. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the State Administration for Market Regulation (the “SAMR”), the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Regulation — Regulations on Foreign Exchange Control and Dividend Distribution — Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”
If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
In addition, pursuant to the Measures for the Administration of Outbound Investment which was promulgated by the MOFCOM in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises which was promulgated by NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with MOFCOM, NDRC or their local branches.
Furthermore, the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular on Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “Circular 7”). Pursuant to the Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.
We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are and will be subject to these regulations. Failure to complete SAFE registration requirements may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations on Employment and Social Welfare — Employee Stock Incentive Plan.”
The State Taxation Administration has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities. See “Regulation — Regulations on Employment and Social Welfare — Employee Stock Incentive Plan.”
Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.
We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC operating entities failed to promptly make social insurance and housing fund contributions in full for some of their employees. Certain of our PRC operating entities that do not currently have any employee were not able to open social insurance and housing fund accounts as required by laws due to the local practice of the regulatory authorities, which only permits enterprises to open accounts after hiring their employees. Certain of our PRC operating entities engaged third-party human resources agencies to pay social insurance and housing funds for some of their employees, which may not be viewed as contributions made by us. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, or our practice of engaging third-party agencies to make payments, our business, financial condition and results of operations may be adversely affected.
In addition, the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014, provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. Certain of our PRC operating entities using dispatched workers, exceeded the 10% limit, which shall subject us to be required to reduce the number of dispatched workers within the time period specified by the labor authority. Failure to do so would subject us to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold. As a result, we may incur significant costs to find replacement for dispatched workers and experience disruptions in our operations. Furthermore, there can be no assurance that we will be able to find suitable employees to replace the dispatched workers. As of the date of this prospectus, we have not received any notice or been subject to any administrative penalties or other disciplinary actions from the labor authority due to the violation of Interim Provisions on Labor Dispatching.
We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of our ADSs or ordinary shares and have a material adverse effect on our results of operations and the value of your investment.
Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that neither our company nor any of our subsidiaries established outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company (or any of our subsidiaries outside of China) is a PRC resident enterprise for enterprise income tax purposes, we (or such subsidiaries) may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In such case we would also be subject to PRC enterprise income tax reporting obligations.
If we are classified as a PRC resident enterprise, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax will reduce the returns on your investment in the ADSs or ordinary shares.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
On February 3, 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “STA Circular 7”). STA Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets by way of the offshore transfer of a foreign intermediate holding company. In addition, STA Circular 7 contains safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and the transferee (or other person who is obligated to pay for the transfer) of taxable assets.
On October 17, 2017, the State Taxation Administration issued the Circular on Issues of Withholding of Income Tax of Non-resident Enterprises at Source (the “STA Circular 37”), which came into effect on December 1, 2017. STA Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.
Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or tax liabilities if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Circular 7 or STA Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filings required under STA Circular 7 or STA Circular 37. As a result, we may be required to expend valuable resources to comply with STA Circular 7 or STA Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.
Our independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.
In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act in December 2020. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”) including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA unless a new determination is made by the PCAOB.
However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland

China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.
If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. A delisting of our ADSs would materially and adversely affect the value of the securities and may impact your ability to sell your ADSs.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations common in the United States are generally challenging to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, and the PCAOB has announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China in 2022 under the China-U.S. audit oversight cooperation (the “China-U.S. Audit Oversight Cooperation”), and such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of sophisticated practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While the detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China as well as the uncertainty of the enforcement of China-U.S. Audit Oversight Cooperation, may further increase difficulties faced by you in protecting your interests.
Risks Related to Our Former VIE Structure
If the PRC regulatory authority determines that the prior contractual arrangements constituting part of the former VIE structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs during the period when the VIE structure existed.
Pony AI Inc. is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through certain contractual arrangements with the former VIEs. These contractual arrangements entered into with the former VIEs allowed Pony AI Inc. to (i) have the power to direct the operation and activities of the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law. These contractual arrangements included the exclusive business cooperation agreements, share pledge agreements, exclusive option agreements, power of attorneys and spousal consents, as the case may be. As a result of these contractual arrangements, for accounting purposes, Pony AI Inc. exerted effective control over, and was considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under U.S. GAAP for the years ended December 31, 2022 and 2023. See “Our History and Corporate Structure” for further details.
We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. Nevertheless, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC regulatory authority, which may retroactively affect the enforceability or legality of our former contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods when the VIE structure existed. If the PRC regulatory authority finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our former contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022 and 2023 included in this prospectus. As a result, the ADSs may decline in value or become worthless.
All the agreements under our contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.
All the agreements under our prior contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our prior contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE structure should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that any dispute arises with respect to our prior contractual arrangements in which we lose, our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022 and 2023 included in this prospectus. Consequently, the ADSs may decline in value or become worthless.
Our prior contractual arrangements in relation to the former VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the former VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the prior contractual arrangements between us and the former VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the former VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the former VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the former VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be adversely affected if the former VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.
Risks Related to the ADSs and this Offering
An active trading market for our shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.
We have submitted an application to list the ADSs on the Nasdaq. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between the underwriters and us based upon several factors, and the trading price of the ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to the following:
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macro-economic factors in China;

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variations in our net revenues, earnings and cash flows;

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announcements of new investments, acquisitions or joint ventures by our competitors or us;

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announcements of new offerings, solutions and expansions by our competitors or us;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services or our industry;

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announcements of new regulations, rules or policies relevant to our business;

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additions or departures of key personnel;

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allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

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our major shareholders’ business performance and reputation;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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political or trade tensions between the United States and China; and

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actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.
Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase Class A ordinary shares in this offering, you will pay more for your Class A ordinary shares than the amount paid per share by our existing shareholders for their ADSs. As a result, you will

experience immediate and substantial dilution of approximately US$      per ADS, based on an assumed initial public offering price of US$      per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in the ADS will be diluted upon completion of this offering and the concurrent private placements.
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Immediately after the completion of this offering and the concurrent private placements, our ordinary shares will consist of      Class A ordinary shares and      Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.
Dr. Jun Peng, who beneficially own 60,000,000 Class B ordinary shares representing 57.3% of the aggregate voting power of our company as of the date of this prospectus, will beneficially own approximately    % of the aggregate voting power of our company immediately after the completion of this offering and the concurrent private placements. Dr. Tiancheng Lou, who beneficially own 21,088,770 Class B ordinary shares representing 20.1% of the aggregate voting power of our company as of the date of this prospectus, will beneficially own approximately    % of the aggregate voting power of our company immediately after the completion of this offering and the concurrent private placements. This is due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Capitalization” and “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, they will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
Furthermore, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Techniques employed by short sellers may drive down the market price of our ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to the selling of shares in the market.
Public companies that have a material portion of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market after completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”) and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be   ADSs (equivalent to   Class A ordinary shares) outstanding immediately after this offering and the concurrent private placements, or      ADSs (equivalent to   Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering and the concurrent private placements, we, all of our officers, directors, existing shareholders and concurrent private placement investors have agreed not to sell any of our Class A ordinary shares or ADSs or are otherwise subject to similar lockup restrictions for 180 days (or 12 months in the case of Guangqipony Holdings Limited who is a concurrent private placement investor) after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our existing shareholders are and may in the future be entitled to certain registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and the concurrent private placements, and we may use these proceeds in ways with which you may not agree.
We have not determined a specific use for a portion of the net proceeds of this offering and the concurrent private placements, and our management will have considerable discretion in the application of the proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The proceeds from this offering and the concurrent private placements may be placed in investments that do not produce income or that lose value.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.
As a Cayman Islands exempted company listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors, (ii) a nominating/corporate governance committee composed entirely of independent directors, and (iii) a compensation committee composed entirely of independent directors. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.
Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules because Dr. Jun Peng, our Chief Executive Officer and director, will own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”
Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
Upon the completion of this offering and the concurrent private placements, our directors and officers collectively own an aggregate of       % of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.
Our directors, offices, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by shareholders, including those who purchase ADSs in this offering and the concurrent private placements. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.
We believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to certain U.S. investors that own our ADSs or ordinary shares (directly or indirectly) and are treated as “Ten Percent Shareholders.”
Certain direct or indirect “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constrictively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We believe that we are currently a CFC, and, depending on the future ownership of our stock by Ten Percent Shareholders, may continue to be a CFC in the future. In addition, we believe most of our non-U.S. subsidiaries are also CFCs, and such non-U.S. subsidiaries are expected to continue to be treated as CFCs in the future even if we cease to be a CFC due to certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries may be treated as constructively controlled by our U.S. subsidiary. While our status as a CFC will generally not have any U.S. federal income tax consequences for U.S. investors of our ADSs or Class A ordinary shares who are not Ten Percent Shareholders, prospective investors that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the potential adverse tax consequences of investing in us.
There is a substantial risk that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangibles are treated as active assets under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation or partnership.
Under the PFIC rules, assets are generally measured based on their fair market value. However, if a non-U.S. corporation is a CFC that is not publicly traded (other than a corporation that is treated as a CFC solely by virtue of certain “downward” attribution rules), the assets of such non-publicly traded CFC are measured based on their adjusted tax basis, rather than their market value. The measurement rule described in the preceding sentence applies for purposes of determining the CFC’s own PFIC status, as well as the PFIC status of its direct or indirect publicly traded parent. Because certain of our shareholders or their related persons are U.S. persons who are expected to own more than 50% of our voting power, we and most of our subsidiaries are likely to be CFCs. Accordingly, for purposes of the PFIC rules if Pony AI

Inc. is publicly traded for a taxable year, its assets will be measured based on their market value, but the assets of the subsidiaries that are CFCs will be measured by reference to the assets’ adjusted tax basis, if any, which may be significantly lower than the assets’ fair market value. Whether we are a PFIC for any taxable year may therefore depend, in part, on the extent to which the total value of our group’s goodwill and other intangible assets are owned by Pony AI Inc., rather than by our subsidiaries that are CFCs. We have not determined the extent to which our goodwill and other intangible assets are owned by Pony AI Inc. or our subsidiaries that are CFCs, and do not maintain calculations of the adjusted tax basis of the assets of our subsidiaries for U.S. federal income tax purposes, which may make it difficult for us or our shareholders to determine whether we are a PFIC in our current taxable year or any future taxable year. Furthermore, even if the value of our assets for purposes of the PFIC asset test is determined in whole or in part by reference to their fair market value, the fair market value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which may be volatile. Therefore, because we hold a substantial amount of cash, we may be a PFIC for any taxable year if the fair market value of our goodwill and other intangible assets is determined by reference to our market capitalization and our market capitalization declines. Due to these uncertainties, there is a substantial risk that we will be a PFIC for any taxable year under the asset test.
In addition, we currently have a substantial amount of investment income and our total gross income may vary from year to year. We may be a PFIC for any taxable year if our investment and other passive income for such taxable year constitutes 75% or more of our total gross income for such taxable year.
Even if we are not a PFIC for any particular taxable year, we may be a PFIC for any other taxable year since our PFIC status is an annual factual determination that will depend on the composition of our income and assets and the value of our assets from time to time.
For the reasons discussed above, there is a substantial risk that we will be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. investor owns ADSs or Class A ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective U.S. investors should consult their tax advisers regarding the application of the PFIC rules to us and the risks of investing in a company that may be a PFIC. See “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class-action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and they may not be able to exercise their right to vote for their Class A ordinary shares.
Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.
When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting. Such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADS for the purpose of withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.
You may not receive dividends or other distributions on our Class A ordinary shares and the ADS holders may not receive any value for them, if it is illegal or impractical to make them available to the ADS holders.
The depositary of our ADSs has agreed to pay the ADS holders the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares the underlying ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.
You may experience dilution of their holdings due to the inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to operate and expand our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to declare dividends, subject to certain requirements of Cayman Islands law. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
We may need additional capital, and the sale of additional ADSs or other equity and equity-linked securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.
We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs (including upon conversion of the notes) could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. The incurrence of indebtedness would increase debt service obligations and result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
You may be subject to limitations on the transfer of your ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.
The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holders or beneficial owners may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.
Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.
Our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. In addition, our post-offering amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 10 votes in respect of almost all matters subject to a shareholders’ vote. See “Description of Share Capital — Shareholders Agreement.”
Economic substance legislation of the Cayman Islands may impact us or our operations.
The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
•
general economic, political, demographic and business conditions in China and globally;

•
our ability to implement our go-to-market strategies;

•
the timeline and results of the large-scale commercialization of our robotaxi and robotruck services;

•
the relationships with our existing and future business partners, customers and suppliers;

•
our ability to raise additional capital in the future;

•
the success of operating initiatives, including business development efforts and new solution development by us and our competitors;

•
our ability to develop and apply our technologies to support and expand our solution offerings;

•
the availability of qualified personnel and the ability to retain such personnel;

•
the expected growth of the autonomous driving industry in China and globally;

•
competition in the autonomous driving industry in China and globally;

•
changes in government policies and regulation;

•
other factors that may affect our financial condition, liquidity and results of operations; and

•
other risk factors discussed under “Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statement as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
Based on an assumed initial public offering price of US$       per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, we expect to receive (i) net proceeds from this offering of approximately US$      million (or approximately US$      million if the underwriters exercise their over-allotment option in full in connection with this offering), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) net proceeds of approximately US$      million from the concurrent private placements.
We intend to use the net proceeds from this offering and the concurrent private placements for the following purposes:
•
approximately    %, or US$      million, for execution of our go-to market strategies in order to carry out the large-scale commercialization of our autonomous driving technology in our key addressable markets, including both robotaxi and robotruck services, including for business development, production, sales and marketing, customer services, and partnerships with industry participants;

•
approximately    %, or US$      million, for continued investments in research and development of our autonomous driving technology; and

•
approximately    %, or US$      million, for general corporate purposes, and potential strategic investments and acquisitions to strengthen our technological capabilities and overall ecosystem, although we have not identified any specific investments or acquisition opportunities at this time.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering and the concurrent private placements differently than as described in this prospectus. In utilizing the proceeds from this offering and the concurrent private placements, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering and the concurrent private placements to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.”
Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY
We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Regulation — Regulations on Foreign Exchange Control and Dividend Distribution.”
Our board of directors has the discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION
The table below sets forth our capitalization as of June 30, 2024:
•
on an actual basis;

•
on a pro forma basis to give effect to the automatic conversion or re-designation, as the case may be, of the issued and outstanding (i) Series A, B, B+, B2 and C preferred shares at an initial conversion ratio of 1:1, (ii) Series C+ preferred shares at an initial conversion ratio of 1:1.4439, and (iii) Series D preferred shares at an initial conversion ratio of 1:2.3377, into Class A ordinary shares immediately prior to the completion of this offering, (iv) issuance of Class A ordinary shares upon satisfaction of IPO condition of RSUs granted to employees, which increases the number of ordinary shares; and (v) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of approximately US$      million associated with the satisfaction of the IPO related performance vesting condition of certain share-based awards granted to employees.

•
on a pro forma as adjusted basis to give effect to the automatic conversion or re-designation, as the case may be, of the issued and outstanding (i) Series A, B, B+, B2 and C preferred shares at an initial conversion ratio of 1:1, (ii) Series C+ preferred shares at an initial conversion ratio of 1:1.4439, and (iii) Series D preferred shares at an initial conversion ratio of 1:2.3377, into Class A ordinary shares immediately prior to the completion of this offering, (iv) issuance of Class A ordinary shares upon satisfaction of IPO condition of RSUs granted to employees, which increases the number of ordinary shares, (v) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of approximately US$      million associated with the satisfaction of the IPO related performance vesting condition of certain share-based awards granted to employees, (vi) the issuance and sale of Class A ordinary shares in this offering, and the receipt of approximately US$      million in estimated net proceeds, based on an assumed initial public offering price of US$      per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom, and (vii) the issuance and sale of Class A ordinary shares in the concurrent private placements, and the receipt of approximately US$       million in estimated net proceeds, based on an assumed initial public offering price of US$       per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2024
	Actual	Pro Forma	Pro Forma as adjusted(1)
	US$	US$	US$
	(in thousands)
Mezzanine equity
Series A preferred shares (US$0.0005 par value; 34,717,760 shares authorized, 34,362,468 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	15,172
Series B preferred shares (US$0.0005 par value; 44,758,365 shares authorized, 44,758,365 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	79,915
Series B+ preferred shares (US$0.0005 par value; 27,428,047 shares authorized, 27,428,047 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	111,125

	As of June 30, 2024
	Actual	Pro Forma	Pro Forma as adjusted(1)
	US$	US$	US$
	(in thousands)
Series B2 preferred shares (US$0.0005 par value; 10,478,885 shares authorized, 10,478,885 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	70,848
Series C preferred shares (US$0.0005 par value; 57,896,414 shares authorized, 57,896,414 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	580,728
Series C+ preferred shares (US$0.0005 par value; 16,161,668 shares authorized, 16,161,021 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	259,801
Series D preferred shares (US$0.0005 par value; 19,964,384 shares authorized, 11,614,287 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	297,069
Total mezzanine equity	1,414,658
Class A ordinary shares (US$0.0005 par value; 307,505,707 shares authorized, 10,660,389 shares issued and outstanding on an actual basis, and 233,613,293 shares issued and outstanding on a pro forma basis, and shares issued and outstanding on a pro forma as adjusted basis)	11
Class B ordinary shares (US$0.0005 par value; 81,088,770 shares authorized, issued and outstanding on an actual or a pro forma or a pro forma as adjusted basis)	35
Additional paid-in capital(2)	5,838
Special reserve	187
Accumulated other comprehensive income	8,587
Accumulated deficit	(790,884)
Pony AI Inc. shareholders’ deficit	(776,226)
Non-controlling interests	10,616
Total shareholders’ deficit(2)	(765,610)
Total liabilities, mezzanine equity and shareholders’ deficit	693,564

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering and the concurrent private placements are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$      per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$      million.

DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of June 30, 2024 was approximately US$648.1 million, or US$7.06 per Class A ordinary share and US$      per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per Class A ordinary share.
Without taking into account any other changes in such net tangible book value after June 30, 2024, other than to give effect to (i) the conversion of all of our preferred shares into Class A ordinary shares which will occur automatically immediately prior to the completion of this offering, (ii) our issuance and sale of Class A ordinary shares represented by     ADSs offered in this offering at an assumed initial public offering price of US$      per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) our issuance and sale of         Class A ordinary shares in the concurrent private placements at an assumed initial public offering price of US$       per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, our pro forma as adjusted net tangible book value as of June 30, 2024 would have been approximately US$      million, or US$      per Class A ordinary share and US$      per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$      per Class A ordinary share, or US$      per ADS, to purchasers of ADSs in this offering.
The following table illustrates such dilution:
	Per Ordinary Share		Per ADS
Initial public offering price per Class A ordinary share	US$		US$
Net tangible book value per ordinary share as of June 30, 2024	US$	7.06	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding Series A preferred shares, Series B preferred shares, Series B+ preferred shares, Series B2 preferred shares, Series C preferred shares, Series C+ and Series D preferred shares, and settled RSUs upon satisfaction of IPO condition
	US$		US$
Pro forma as adjusted net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding Series A preferred shares, Series B preferred shares, Series B+ preferred shares,
Series B2 preferred shares, Series C preferred shares, Series C+ and Series D preferred shares, settled RSUs upon satisfaction of IPO condition, this offering and the concurrent private placements
	US$		US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$		US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$		US$
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus, would increase (decrease) our pro forma as-adjusted net tangible book value after giving effect to this offering and the concurrent private placements by US$      , the pro forma as-adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering and the concurrent private placements by US$      per ordinary share and US$      per ADS and the dilution in pro forma as-adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by

US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.
The following table summarizes, on a pro forma basis as of June 30, 2024, the differences between the existing shareholders, concurrent private placement investors and the new investors with respect to the number of Class A ordinary shares purchased from us in this offering and the concurrent private placements, the total consideration paid and the average price per Class A ordinary share paid at an assumed initial public offering price of US$      per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.
			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary shares Purchased		Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders
Concurrent private placement investors
New investors
Total
The pro forma information discussed above is illustrative only.
The discussion and tables above also assume no exercise of any stock options or vesting of restricted share units outstanding as of the date of this prospectus, and exclude Series D preferred shares (and Class A ordinary shares issuable upon the autonomic conversion of such Series D preferred shares) to be issued to holders of certain warrants. As of the date of this prospectus, there are a total of         Class A ordinary shares issuable upon exercise of outstanding share options and the vesting of outstanding restricted share units, and there are a total of         Class A ordinary shares available for future issuance upon the exercise and vesting of equity awards under our 2016 Share Plan. See the section of this prospectus captioned “Management — Equity Incentive Plan — 2016 Share Plan.” To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES
Cayman Islands
We were incorporated in the Cayman Islands in order to enjoy the following benefits:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
A material portion of our operations are conducted in China, and a material portion of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
Cogency Global Inc. is our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
Walkers (Hong Kong), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
Walkers (Hong Kong) has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Walkers (Hong Kong) has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.
PRC
We have been advised by Haiwen & Partners, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for U.S. shareholders to establish sufficient nexus to the PRC as required under the PRC Civil Procedures Law by virtue only of holding the ADSs or Class A ordinary shares.

OUR HISTORY AND CORPORATE STRUCTURE
Our Corporate History
Pony AI Inc. (the “Company”) was incorporated in November 2016 as an exempted company with limited liability in the Cayman Islands. In the same month, we incorporated Pony.AI, Inc., a Delaware corporation. We then commenced our U.S. operations in Silicon Valley, California through Pony.AI, Inc.
In December 2016, Hongkong Pony AI Limited (“Hongkong Pony AI”), a wholly-owned subsidiary of the Company, was incorporated under the laws of Hong Kong.
In April 2017, Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing (HX) Pony”), was incorporated in the PRC. Beijing (HX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In January 2018, Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou (HX) Pony”), was incorporated in the PRC. Guangzhou (HX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In June 2019, Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing (YX) Pony”) was incorporated in the PRC. Beijing (YX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In April 2021, Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen (YX) Pony”) was incorporated in the PRC. Shenzhen (YX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.
In March 2022, Shanghai (ZX) Pony AI Technology Development Co., Ltd. (“Shanghai (ZX) Pony”) was incorporated in the PRC, which is a wholly-owned subsidiary of Hongkong Pony AI.
Beijing (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements, as amended and restated, with Beijing (ZX) Pony and its shareholders, through which we obtained control over Beijing (ZX) Pony and its subsidiaries. In addition, Guangzhou (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements, as amended and restated, with Guangzhou (ZX) Pony and its shareholders, through which we obtained control over Guangzhou (ZX) Pony and its subsidiaries. Pony AI Inc. operated its businesses this way primarily in order to preserve the flexibility to engage in businesses that are subject to foreign investment restrictions under applicable PRC laws and regulations.
As a result, we were regarded as the primary beneficiary of Beijing (ZX) Pony, Guangzhou (ZX) Pony and their subsidiaries. For financial reporting purposes, we consolidated the operation results and financial position of the former VIEs in accordance with U.S. GAAP. We refer to each of Beijing (HX) Pony and Guangzhou (HX) Pony as our wholly foreign owned entity (“former WFOE”), and to each of Beijing (ZX) Pony and Guangzhou (ZX) Pony and their subsidiaries as the consolidated variable interest entity (“former VIE” or “former VIE Entity”) in this prospectus.
For more details and risks related to the prior consolidated variable interest entity structure, please see “— Prior Contractual Arrangements with the Former VIEs and Their Shareholders” and “Risk Factors — Risks Related to Our Former VIE Structure.” We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024.

Our Corporate Structure
The following chart illustrates our corporate structure as of the date of this prospectus:

Notes:
(1)
In February 2022, Cyantron Logistics Technology Co., Ltd. was incorporated under the laws of the PRC. Shareholders of Cyantron Logistics Technology Co., Ltd. are Beijing (HX) Pony and Sinotrans, each holding 51.0% and 49.0% of its equity interests, respectively.

(2)
Tianjin Poplar LLP is a limited partnership incorporated under the laws of the PRC. Beijing (ZX) Pony AI Technology Co., Ltd. is the general partner of Tianjin Poplar LLP, holding approximately 62% of its interest. The remaining 38% interest in Tianjin Poplar LLP is held by an individual as the limited partner.

Prior Contractual Arrangements with the Former VIEs and Their Shareholders
Historically, we established a series of contractual arrangements with the former VIEs and their shareholders although our business was not subject to any foreign ownership restrictions under the applicable PRC laws and regulations.
Pony AI Inc. is an exempted company registered in the Cayman Islands. Beijing (HX) Pony and Guangzhou (HX) Pony, our PRC subsidiaries, are considered foreign-invested enterprises. Beijing (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements with Beijing (ZX) Pony as well as its shareholders. Guangzhou (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements with Guangzhou (ZX) Pony as well as its shareholders. As a result of these prior contractual arrangements, we exerted effective control over, and were considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under the U.S. GAAP, for accounting purposes, for the years ended December 31, 2022 and 2023.
We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024.
The following is a summary of the prior contractual arrangements by and among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony and the shareholders of Beijing (ZX) Pony and the prior contractual arrangements by and among Guangzhou (HX) Pony, Hongkong Pony AI, Guangzhou (ZX) Pony and the shareholders of Guangzhou (ZX) Pony. For the complete text of these prior contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.
In the opinion of Haiwen & Partners, our PRC legal counsel, the contractual arrangements described below were valid, binding and enforceable upon each party to such arrangements in accordance with its terms and applicable PRC laws currently in effect. However, these contractual arrangements might not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In addition, if the PRC regulatory authority finds that the agreements that establish the structure did not comply with PRC laws, we could be subject to severe penalties. For a description of the risks related to these prior contractual arrangements and our former VIE structure, please see “Risk Factors — Risks Related to Our Former VIE Structure.”
Exclusive Business Cooperation Agreements
Under the exclusive business cooperation agreements among Beijing (HX) Pony, Hongkong Pony AI and Beijing (ZX) Pony, Beijing (HX) Pony has agreed to provide comprehensive business support, technology services and consulting services to Beijing (ZX) Pony in discretion of Beijing (HX) Pony, including business consultancy, intellectual property licensing, equipment leases and market consultancy.
Without Beijing (HX) Pony’s prior written consent, Beijing (ZX) Pony may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. Beijing (ZX) Pony has agreed to pay service fee to Beijing (HX) Pony for an amount equal to 100% of its net income. Beijing (HX) Pony has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. The exclusive business cooperation agreement has an initial term of ten (10) years and shall be extended if confirmed in writing by Beijing (HX) Pony prior to the expiration. The extended term shall be determined by Beijing (HX) Pony, and Beijing (ZX) Pony shall accept such extended term unconditionally.
The exclusive business cooperation agreement among Guangzhou (HX) Pony, Hongkong Pony AI and Guangzhou (ZX) Pony contains terms substantially similar to the exclusive technology and consulting service agreement described above.
Share Pledge Agreements
Under the share pledge agreement among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony, and the shareholders of Beijing (ZX) Pony, each of the shareholders of Beijing (ZX) Pony pledged his or her respective equity interest in Beijing (ZX) Pony to Beijing (HX) Pony to secure his or her obligations under the exclusive business cooperation agreement. Each of the shareholders of Beijing (ZX) Pony further agreed to not transfer or pledge his or her respective equity interest in Beijing (ZX) Pony without the prior written consent of Beijing (HX) Pony or unless otherwise specified under the exclusive option agreement. The shareholders of Beijing (ZX) Pony also covenant that, without the prior written consent of Beijing (HX) Pony or unless otherwise specified under the exclusive option agreement, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. Each of the share pledge agreement shall remain binding until the contractual obligations under the exclusive business cooperation agreement are fully fulfilled and terminated, and the respective service fees have been fully paid. As the date of this prospectus, the equity pledges under the share pledge agreement have been registered with competent PRC regulatory authority.
The share pledge agreement among Guangzhou (HX) Pony, Hongkong Pony AI, Guangzhou (ZX) Pony and the shareholders of Guangzhou (ZX) Pony contains terms substantially similar to the share pledge agreement described above.
Exclusive Option Agreements
Under the exclusive option agreement among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony, and the shareholders of Beijing (ZX) Pony, each of the shareholders of Beijing (ZX) Pony granted Beijing (HX) Pony an exclusive option to purchase all or a portion of his or her respective equity interest in Beijing (ZX) Pony at a price equal to the amount of the actual contribution of registered capital for the purchased equity interest, unless an appraisal is required by applicable PRC law. Each of Beijing (ZX) Pony and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in Beijing (ZX) Pony unless otherwise specified under the share pledge agreement. The exclusive option agreement has an initial term of ten (10) years, and at the end of the initial term shall be renewed for a further term as specified by Beijing (HX) Pony or automatically expended if Beijing (HX) Pony fails to determine the renewal.
The exclusive option agreement among Guangzhou (HX) Pony, Hongkong Pony AI, Guangzhou (ZX) Pony and the shareholders of Guangzhou (ZX) Pony contains terms substantially similar to the exclusive option agreement described above.
Powers of Attorney
Pursuant to the power of attorney granted by each shareholder of Beijing (ZX) Pony, each of the shareholders of Beijing (ZX) Pony irrevocably appointed Beijing (HX) Pony as their exclusive agent and attorney to act on their behalf on all shareholder matters of Beijing (ZX) Pony and exercise all rights as shareholders of Beijing (ZX) Pony. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of Beijing (ZX) Pony or otherwise instructed by Beijing (HX) Pony.
Each of the power of attorney granted by each shareholder of Guangzhou (ZX) Pony contains terms substantially similar to the power of attorney described above.
Spousal Consents
Each of the spouses of the applicable individual shareholders of Beijing (ZX) Pony has signed a spousal consent. Under the spousal consent, the signing spouse undertook not to make any assertions in connection with the equity interests in Beijing (ZX) Pony held by his or her spouse. Moreover, the spouse agreed that the disposition of the equity interest in Beijing (ZX) Pony which is held by or registered under the name of his or her spouse shall be made pursuant to the above-mentioned share pledge agreement, exclusive option agreement and power of attorney. In addition, in the event that any of them obtains any equity interest in Beijing (ZX) Pony held by their respective spouses for any reason, such spouse agreed to be bound by similar obligations and agreed to enter into similar contractual arrangements.
Each of the spousal consent granted by the spouses of the applicable individual shareholders of Guangzhou (ZX) Pony contains terms substantially similar to the spousal consent described above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our fiscal year ends on December 31.
Overview
Pony is a global leader in achieving large-scale commercialization of autonomous mobility.
•
We were among the first in China to obtain licenses to operate fully driverless robotaxis in all four Tier-1 cities in China (namely Beijing, Shanghai, Guangzhou and Shenzhen), and we are the only autonomous driving technology company that has obtained all available regulatory permits essential for providing public-facing robotaxi services within these Tier-1 cities, according to Frost & Sullivan.

•
We currently operate a fleet of over 250 robotaxis which has accumulated over 33.5 million kilometers of autonomous driving mileage, including over 3.9 million kilometers of driverless mileage.

•
We have formed a joint venture with Toyota and GTMC to advance the mass production and large-scale deployment of fully driverless robotaxis in China. In addition, we have partnered with other leading OEMs, such as SAIC, GAC and FAW, to co-develop and mass produce robotaxi vehicles.

•
Empowered by our strong partnerships with leading TNCs, such as OnTime Mobility, Amap and Alipay, we were among the first to offer fully driverless fare-charging, public-facing robotaxi services with substantial safety benefits and compelling passenger experience, according to Frost & Sullivan. Our average daily orders received per robotaxi exceeded 15 in the six months ended June 30, 2024, setting a key milestone towards large-scale commercialization of Level 4 robotaxis.

•
We currently operate a fleet of over 190 robotrucks, both independently and in collaboration with Sinotrans, China’s largest freight logistics company according to CIFA, which has amassed approximately 5.0 million kilometers of autonomous driving mileage. Over the course of its commercial operations, our robotruck fleet offers hub-to-hub long-haul freight transportation across China, accumulating over 767 million freight ton-kilometers. In addition, we have collaborated with SANY, China’s leading truck manufacturer, to co-develop Level 4 robotrucks.

With these milestones, Pony is on track to achieve large-scale commercialization of our Virtual Driver technology. Specifically, we aim to develop a sustainable and profitable business model that enables the mass production and deployment of vehicles equipped with our Virtual Driver technology across transportation use cases, providing autonomous mobility to people and businesses around the world.
Key Factors Affecting Our Results of Operations
Our business and results of operations are affected by a number of general factors that impact our ability to capitalize on the growth of our total addressable market, including overall economic growth in China and globally, technological advancement, public perception towards our technology, geopolitical relations, regulatory oversight and competitive landscape within our industry. Changes in any of these general factors could affect our business and results of operations.
In addition, in light of the current stage of our development (particularly our large-scale commercialization efforts), we believe that our future financial position and results of operations depend to a significant extent on (i) our ability to execute our go-to-market strategies to commercialize our technology at scale, (ii) our R&D efforts and investments, (iii) our strategic partnerships, and (iv) our operational efficiency, as elaborated below:

Our Ability to Execute Our Go-to-Market Strategies to Commercialize Our Autonomous Driving Technology at Scale
Our ability to generate sustainable revenues and become financially profitable in the long term depends largely upon the progression of the large-scale commercial deployment of our autonomous driving technology. To date, we have achieved milestones in developing our Virtual Driver that enables safe, reliable autonomous driving experience, and we are transitioning from technology development to mass deployment across different commercial use cases, primarily robotaxi and robotruck services:
•
Robotaxi services:   We were among the first in China to obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China, and have begun to offer public-facing fare-charging robotaxi services without safety drivers in Beijing, Guangzhou and Shenzhen. We operate a fleet consisting of over 250 robotaxis.

•
Robotruck services:   We have deployed a fleet of over 190 robotrucks, consisting of both Level 2++ intelligent trucks and Level 4 autonomous trucks, with safety drivers to fulfill its freight orders within its existing nationwide logistics network.

•
Licensing and applications:   Our licensing and applications business has secured contracts of ADAS solutions, proprietary vehicle domain controller products and data analytics tools from OEMs and other industry participants. We capitalize on our robust technology capabilities by offering POV intelligent driving solutions and other value-added technological services. We also offer V2X (vehicle-to-everything) products and services to enhance road safety and improve transportation efficiency and experience.

While we have started generating revenues from these initial commercialization attempts, we expect both the scale and composition of our revenues to vary significantly once we achieve large-scale commercial deployment of our autonomous driving technology through executing our go-to-market strategies. Specifically, we will focus on generating revenues for our robotaxi and robotruck services in the near future. For details of our go-to-market strategies for our robotaxi and robotruck services as well as licensing and applications, see “Business — Our Go-to-Market Strategies.” However, should our assumptions about our go-to market strategies prove overly optimistic, or if we fail to execute our go-to-market strategies cost-effectively and achieve significant milestones along the way towards commercialization, we may fail to generate revenues and operating cash flow and may experience delays to our ability to achieve profitability. This may also result in changes in our go-to-market strategies, which could lead to unanticipated cost overruns. See “Risk Factors — Risks Related to Our Business and Industry — Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties.”
Continued Investments in Technology Development and Innovation
We believe our leadership in the autonomous driving industry is underpinned by our robust technological capabilities. We have historically dedicated significant resources towards research and development. In 2022,  2023 and the six months ended June 30, 2023 and 2024, we recorded research and development expenses of US$153.6 million, US$122.7 million, US$60.6 million and US$58.7 million, respectively, among which 70.8%, 61.6%, 66.3% and 68.6% were employee compensation for our research and development staff. Specifically, we have invested heavily in recruiting and retaining talent, especially engineers and scientists with expertise and experience in machine learning, software algorithms, and vehicle engineering. As we believe our market success and financial performance will significantly depend on our ability to maintain our technological leadership, we will continue to invest in technology development and innovation to grow our competitive strengths against our peers. As our business expands, we also seek to consolidate our internal research and development functions to optimize resource allocation and improve efficiency in technology development.
Our Ability to Deepen and Expand Strategic Partnerships
We have historically benefited from our strategic relationships with business partners, including leading OEMs, TNCs, logistics platforms, hardware component companies and other industry stakeholders. These strategic partnerships have allowed us to focus our endeavors on technology development while improving our ability to scale and monetize our technology globally in the long run. To achieve large-scale commercial deployment of our autonomous driving technology, we plan to deepen our relationships with existing partners and explore new collaboration opportunities across different areas. For example, we will continue to collaborate with leading OEMs on the one hand, to rapidly scale our autonomous vehicle fleets, and with TNCs and logistics platforms on the other hand to accelerate the commercial deployment of our robotaxi and robotruck services. Guided by our established go-to-market strategies, we will also seek to expand our collaborative ecosystem along the industry value chain.
Our Ability to Improve Operating Efficiency
We aim to improve operating efficiency in every aspect of our business, such as research and development, supply chain, collaboration with business partners, sales and marketing, as well as service offerings. As we continue to scale our autonomous driving technology, we also intend to improve our operational efficiency with a view towards achieving long-term profitability. For example, while we currently operate our autonomous vehicle fleets by ourselves, we may seek to collaborate with third-party “fleet companies” funded by third-party fleet owners, which, under such proposed business model, will bear substantially all of capital expenditure related to fleet acquisition and other fleet operating costs and expenses. Additionally, we have sought to enhance the management of our operating expenses by implementing various expense control measures. As a result, our cost mix and operating expenses may vary significantly in the future as our revenue models continue to evolve and as our operating efficiency continues to improve through economies of scale.
Key Components of Results of Operations
Revenues
We are at a relatively early stage of generating revenues and diversifying our customer base. In the past, we have generated our revenues from (i) robotaxi services, (ii) robotruck services, and (iii) licensing and applications and have experienced significant changes in our revenue mix. We expect the scale and composition of our revenues to continue to vary significantly in the future as we continue to execute our go-to market strategies.
The following table sets forth a breakdown of our revenues by business activities, in absolute amounts and as percentages of total revenues, for the periods indicated.
	Year Ended December 31,				Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Robotaxi services	8,967	13.1	7,675	10.7	628	5.1	1,168	4.7
Robotruck services	22,368	32.7	25,021	34.8	11,105	90.4	18,035	73.0
Licensing and applications	37,051	54.2	39,203	54.5	555	4.5	5,517	22.3
Total revenues	68,386	100.0	71,899	100.0	12,288	100.0	24,720	100.0
Robotaxi services.   We generate robotaxi revenues primarily by (a) providing a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to leading OEMs and TNCs, helping them seamlessly integrate our autonomous driving technology with their vehicle platforms, and to a much lesser extent, and (b) charging passengers fare for their rides with our robotaxis. We currently offer fare-charging robotaxi services across all four Tier-1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, and we intend to introduce such services to broader geographies in China in the future through self-owned fleets and/or fleets owned and operated by third-party fleet companies.
As the commercial deployment of our robotaxi services accelerates, we expect our robotaxi revenues to continue to grow both in absolute amount and by percentage of our total revenues in the future. In particular, revenues generated from passenger fare, as well as fees generated from operating robotaxis for TNCs and fleet companies, where applicable, are expected to increase alongside the growth of our own and/or third-party owned robotaxi fleets as we approach large-scale commercialization in the long run. Additionally, we will continue to adapt our revenue model based on market conditions and explore additional monetization opportunities for our robotaxi services. For additional information, see “Business — Our Go-to-Market Strategies.”
Robotruck services.   We generate robotruck revenues mainly by using our robotruck fleets to provide paid transportation services to logistics platforms. We charge them service fees by mileage depending on specific transport routes and/or by tonnage. As we continue to scale our robotruck fleets, we expect such revenues to grow in the near future.
Currently, we also generate a limited portion of our robotruck revenues from offering our full-stack Virtual Driver to truck OEMs, which integrate our technology into their vehicle platforms to enable autonomous driving functionality. We expect such revenues to continue to increase in the near future. As the customer base for our Virtual Driver continues to grow, we may develop new robotruck revenue streams including charging these customers recurring licensing fees for using our Virtual Driver technology. To a much lesser extent, we also generate robotruck revenues through providing AV engineering solutions, including customized software development, vehicle integration, engineering, and road testing, to customers. This assists in enhancing autonomous driving capabilities and overall performance of their intelligent trucks.
Licensing and applications.   We generate licensing and applications revenues primarily through (a) offering POV intelligent solutions, including intelligent driving software solutions, proprietary vehicle domain controller products and data analytics tools to OEMs and other industry participants to empower vehicles to achieve higher levels of driving automation; (b) providing certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases; and (c) offering V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience.
While we have historically generated a significant portion of our revenues from licensing and applications, we expect our licensing and applications revenues, as a percentage of our total revenues, to decrease in the long term as we continue to grow our robotaxi and robotruck revenues.
By the nature of services based on the revenue recognition policies applicable to such services, our revenue streams can also be categorized into (i) engineering solution services, representing primarily the services and software solutions we offer to OEMs and other industry participants, (ii) virtual driver operation services, consisting of fare we collect from passengers for their rides with our robotaxis, and transportation service fees we charge logistics platforms, and (iii) sales of products, including AV hardware kit used in our Virtual Driver and our vehicle domain controller products. In 2022, revenues generated from engineering solution services, virtual driver operation services and sales of products were US$45.0 million, US$21.4 million and US$2.0 million, respectively. In 2023, revenues generated from engineering solution services, virtual driver operation services and sales of products were US$40.6 million, US$23.9 million and US$7.4 million, respectively. In the six months ended June 30, 2023, revenues generated from engineering solution services, virtual driver operation services and sales of products were US$1.3 million, US$10.9 million and US$0.1 million, respectively. In the six months ended June 30, 2024, revenues generated from engineering solution services, virtual driver operation services and sales of products were US$6.2 million, US$18.0 million and US$0.6 million, respectively. For details, see Note 2(k) and Note 2(f) to our audited consolidated financial statements and unaudited condensed consolidated financial statements, respectively, included elsewhere in this prospectus.
Cost of revenues
Our cost of revenues consists primarily of (i) fleet operation expenses, primarily representing tolls and fuel costs incurred by our self-owned robotaxi and robotruck fleets, third-party transportation expenses and other expenses relating to fleet operations and maintenance, (ii) employee compensation representing salaries, welfare and bonuses for our engineers, safety drivers and other personnel in relation to the provision of our services and solutions to customers, (iii) direct operating and materials costs, consisting primarily of expenses relating to materials and supplies and R&D support and other third-party professional services in relation to the provision of our services and solutions to customers, and (iv) others, mainly including travelling expenses, depreciation and amortization, and other office and utility expenses.
Similar to trends in our revenues in 2022 and 2023, as well as in the six months ended June 30, 2023 and 2024, our cost mix experienced changes in the historical periods as we remained in relatively early stages of commercialization and diversifying our revenue streams. As a result, we expect the amounts and composition of our cost of revenues to continue to evolve in the near future.
The following table sets forth a breakdown of our cost of revenues, both in absolute amounts and as percentages of total cost of revenues, for the periods indicated.
	Year Ended December 31,				Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of revenues
Fleet operation expenses	18,658	51.3	20,882	38.0	9,186	76.2	15,746	71.1
Employee compensation	9,249	25.5	11,372	20.7	2,343	19.4	5,140	23.2
Direct operating and material costs	7,807	21.5	21,498	39.1	73	0.6	866	3.9
Others	608	1.7	1,263	2.2	460	3.8	382	1.8
Total cost of revenues	36,322	100.0	55,015	100.0	12,062	100.0	22,134	100.0
Operating expenses
The following table sets forth a breakdown of our operating expenses, both in absolute amounts and as percentages of our total operating expenses, for the periods indicated.
	Year Ended December 31,				Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	153,601	75.7	122,707	76.6	60,621	78.0	58,725	79.0
Selling, general and administrative expenses	49,178	24.3	37,417	23.4	17,082	22.0	15,579	21.0
Total operating expenses	202,779	100.0	160,124	100.0	77,703	100.0	74,304	100.0
Research and development expenses
Our research and development expenses consist primarily of (i) employee compensation, representing salaries, welfare and bonuses as well as share-based compensation for our research and development staff, which include engineers and other personnel responsible for the design, development and testing of our autonomous driving technology, (ii) development and testing expenses, consisting primarily of expenses relating to materials and supplies, third-party research and development and other professional services, and vehicle operations, testing and maintenance for research and development purpose, (iii) depreciation and amortization in relation to our vehicles for research and development purposes, server and network equipment, (iv) others, mainly including rental and office administrative expenses in relation to our research and development activities.

The following table sets forth a breakdown of our research and development expenses, both in absolute amounts and as percentages of our total research and development expenses, for the periods indicated.
	Year Ended December 31,				Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Research and development expenses
Employee compensation	108,772	70.8	75,586	61.6	40,181	66.3	40,285	68.6
Development and testing expenses	25,014	16.3	28,343	23.1	11,109	18.3	11,510	19.6
Depreciation and amortization	15,789	10.3	12,517	10.2	7,036	11.6	4,242	7.2
Others	4,026	2.6	6,261	5.1	2,295	3.8	2,688	4.6
Total research and development expenses	153,601	100.0	122,707	100.0	60,621	100.0	58,725	100.0
Selling, General and Administrative Expenses
Our selling, general and administrative expenses consist primarily of (i) employee compensation, representing salaries, welfare and bonuses as well as share-based compensation for our selling, general and administrative employees, (ii) professional service expenses, which consist primarily of outsourcing fees relating to human resources and IT functions and fees paid to auditors and external legal counsel, (iii) rental and office administrative expenses, and (iv) others, mainly including depreciation and amortization.
The following table sets forth a breakdown of our selling, general and administrative expenses, both in absolute amounts and as percentages of our total selling, general and administrative expenses, for the periods indicated.
	Year Ended December 31,				Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Selling, general and administrative expenses
Employee compensation	30,267	61.6	20,786	55.6	10,515	61.6	10,870	69.8
Professional service expenses	9,890	20.1	9,282	24.8	2,417	14.1	2,047	13.1
Rental and office administrative expenses	6,251	12.7	4,819	12.9	2,714	15.9	2,289	14.7
Others	2,770	5.6	2,530	6.7	1,436	8.4	373	2.4
Total selling, general and administrative expenses	49,178	100.0	37,417	100.0	17,082	100.0	15,579	100.0
Investment income
Our investment income consists primarily of interest on time and structured deposits and gains from investments.
Changes in fair value of warrant liabilities
Our changes in fair value of warrant liabilities arise from changes in the carrying amount of the warrants that we issued to some of our Series D investors, which allowed the investors to acquire our Series D preferred shares after the investors obtain the requisite outbound direct investment approval from relevant regulatory authorities in China. For further information, see Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.
Other income and expenses
Our other income include primarily government grants, fair value change of equity securities and foreign exchange gains. Our other expenses include primarily foreign exchange losses.

Taxation
Cayman Islands
We are incorporated in the Cayman Islands. Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, payments of dividends and capital in respect of our shares are not subject to taxation, and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to the Cayman Islands income or corporation tax.
United States
Our subsidiary incorporated in the United States, namely Pony.ai, Inc., is subject to income tax in the United States at the rate of 21% for each of the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment in 2018 and 2019 onwards, our subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by our Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.
PRC
Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended December 29, 2018, our PRC subsidiaries are subject to the statutory rate of 25%, except for preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.
For example, enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. Certain of our PRC subsidiaries, namely Beijing (HX) Pony, Beijing (ZX) Pony, Guangzhou (ZX) Pony, Guangzhou (HX) Pony, Jiangsu Rye Data Technology Co., Ltd., Shenzhen (YX) Pony, Beijing (YX) Pony and Shanghai (YX) Pony were recognized as “high and new technology enterprises”, and therefore enjoyed a preferential tax rate of 15% for three years starting from 2018, 2018, 2019, 2020, 2021, 2022, 2022 and 2023, respectively. In 2021, Beijing (HX) Pony and Beijing (ZX) Pony reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2021 to 2023. In 2023, Guangzhou (HX) Pony reevaluated its “high and new technology enterprise” status, securing the 15% preferential tax rate for 2023 to 2025.
As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Hongkong Pony AI Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a Beneficial Owner of the dividend from PRC tax perspective. We did not record any dividend withholding tax, as our WFOE, which is a foreign investment enterprise, did not have any retained earnings in any of the periods presented.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks related to Doing Business in China — We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of our ADSs or ordinary shares and have a material adverse effect on our results of operations and the value of your investment.”

Results of Operations
The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. Due to the early stage of our commercialization efforts and our significant investments in R&D in the past, our historical results may not be indicative of our future results of operations. The following table sets forth our consolidated results of operations data both in absolute amounts and as percentages of our total revenue for the periods indicated:
	Year Ended December 31,				Six Months Ended June 30,
	2022		2023		2023		2024
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	68,386	100.0	71,899	100.0	12,288	100.0	24,720	100.0
Cost of revenues	(36,322)	(53.1)	(55,015)	(76.5)	(12,062)	(98.2)	(22,134)	(89.5)
Gross profit	32,064	46.9	16,884	23.5	226	1.8	2,586	10.5
Operating expenses:
Research and development expenses(1)	(153,601)	(224.6)	(122,707)	(170.7)	(60,621)	(493.3)	(58,725)	(237.6)
Selling, general and administrative expenses(1)	(49,178)	(71.9)	(37,417)	(52.0)	(17,082)	(139.0)	(15,579)	(63.0)
Total operating expenses	(202,779)	(296.5)	(160,124)	(222.7)	(77,703)	(632.3)	(74,304)	(300.6)
Loss from operations	(170,715)	(249.6)	(143,240)	(199.2)	(77,477)	(630.5)	(71,718)	(290.1)
Investment income	8,890	13.0	19,389	27.0	9,470	77.1	11,350	45.9
Changes in fair value of warrant liabilities	3,887	5.7	(3,030)	(4.2)	(1,593)	(13.0)	5,617	22.7
Other income (expenses) – net	9,614	14.1	1,427	2.0	(105)	(0.9)	2,978	12.0
Loss before income tax	(148,324)	(216.8)	(125,454)	(174.4)	(69,705)	(567.3)	(51,773)	(209.5)
Income tax benefits (expenses)	74	0.1	126	0.2	122	1.0	(2)	(0.0)
Net loss	(148,250)	(216.7)	(125,328)	(174.2)	(69,583)	(566.3)	(51,775)	(209.5)
Less: Net loss attributable to non-controlling interests	(232)	(0.3)	(516)	(0.7)	(230)	(1.9)	(458)	(1.9)
Net loss attributable to Pony AI Inc.	(148,018)	(216.4)	(124,812)	(173.5)	(69,353)	(564.4)	(51,317)	(207.6)

Note:
(1)
Includes share-based compensation expenses:

	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Research and development expenses	13,405	1,832	1,198	605
Selling, general and administrative expenses	5,178	1,926	984	855
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2024
Revenues
Our total revenues increased by 101.2% from US$12.3 million in the six months ended June 30, 2023 to US$24.7 million during the same period in 2024, primarily driven by the growth of our robotruck services and licensing and applications.
Robotaxi services.   Our revenues generated from robotaxi services increased by 86.0% from US$0.6 million in the six months ended June 30, 2023 to US$1.2 million during the same period in 2024, mainly due to increased service fees from providing AV engineering solutions to a TNC based on our collaboration project’s progression schedule, and to a lesser extent, due to an increase in passenger fares as we scaled our public-facing fare-charging robotaxi operations in Tier-1 cities in China, which were still at a nascent stage in terms of commercialization.
Robotruck services.   Our revenues generated from robotruck services increased by 62.4% from US$11.1 million in the six months ended June 30, 2023 to US$18.0 million during the same period in 2024, which was mainly attributable to the increase in transportation service fees collected by Cyantron, an entity founded by us (as the controlling shareholder) and Sinotrans in 2022 to explore commercialization opportunities in the robotruck services markets. Cyantron offers paid transportation services to Sinotrans to fulfill its freight orders across China with a fleet of over 160 robotrucks as of the date of this prospectus, consisting of both Level 2++ intelligent trucks and Level 4 autonomous trucks with safety drivers. During the six months ended June 30, 2024, Cyantron continued to broaden its geographical footprints in China with an addition of 45 robotrucks to its expanding fleet compared to the same period in 2023, resulting in rising transportation service fees. Specifically, the mileage covered by the Cyantron robotruck fleet increased to more than 12 million kilometers in the six months ended June 30, 2024 from more than 8 million kilometers during the same period in 2023.
Licensing and applications.   Our revenues generated from licensing and applications increased significantly from US$0.6 million in the six months ended June 30, 2023 to US$5.5 million during the same period in 2024. Specifically, this increase in our licensing and applications revenues was primarily driven by the increase in revenues from value-added technological services from US$0.5 million in the six months ended June 30, 2023 to US$4.7 million during the same period in 2024. This was because we signed contracts with seven large-scale customers during the six months ended June 30, 2024, compared to one during the same period in 2023. To a lesser extent, the increase was also attributable to our V2X (vehicle-to-everything) business, which generated US$0.2 million in revenue in the six months ended June 30, 2024, compared to nil in the six months ended June 30, 2023. Furthermore, revenues from our POV intelligent solutions grew from US$0.1 million in the six months ended June 30, 2023 to US$0.6 million during the same period in 2024 as we expanded our vehicle domain controller product portfolio and production capacity.
Cost of revenues
Our cost of revenues increased by 83.5% from US$12.1 million in the six months ended June 30, 2023 to US$22.1 million during the same period in 2024. Specifically, the increase in our cost of revenues was primarily due to the increases in (i) fleet operation expenses of US$6.6 million, driven by the increased robotaxi orders and expanding geographical footprints and fleet for Cyantron’s robotruck services, which mainly comprised of vehicle maintenance expenses, fuel costs and tolls in the six months ended June 30, 2024, in contrast to the six months ended June 30, 2023, (ii) employee compensation of US$2.8 million as a result of a growing number of engineers and other personnel being assigned to support the accelerated commercial deployment of our technology, and (iii) direct operating and material costs of US$0.8 million incurred in connection with specific licensing and applications projects.
Gross profit and gross margin
As a result of the foregoing, our gross profit increased from US$0.2 million in the six months ended June 30, 2023 to US$2.6 million in the six months ended June 30, 2024. Our gross margin increased from 1.8% in the six months ended June 30, 2023 to 10.5% during the same period in 2024, mainly due to distinct gross margin profiles of various licensing and applications projects in the six months ended June 30, 2024.
Operating expenses
Our operating expenses decreased by 4.4% from US$77.7 million in the six months ended June 30, 2023 to US$74.3 million during the same period in 2024.
Research and development expenses
Our research and development expenses decreased by 3.1% from US$60.6 million in the six months ended June 30, 2023 to US$58.7 million in the six months ended June 30, 2024, attributable primarily to the decrease in depreciation and amortization relating to our vehicles and other equipment from US$7.0 million in the six months ended June 30, 2023 to US$4.2 million during the same period in 2024.
Selling, general and administrative expenses
Our selling, general and administrative expenses decreased by 8.8% from US$17.1 million in the six months ended June 30, 2023 to US$15.6 million during the same period in 2024, attributable primarily to the decrease in other miscellaneous selling, general and administrative expenses from US$1.4 million in the six months ended June 30, 2024 to US$0.4 million during the same period in 2024, mainly due to focused marketing initiatives.
Investment income
Our investment income increased from US$9.5 million in the six months ended June 30, 2023 to US$11.4 million in the six months ended June 30, 2024, primarily due to our increased interest on bank time deposit and gains from wealth management products.
Changes in fair value of warrant liabilities
We recorded gains in fair value of warrant liabilities of US$5.6 million in the six months ended June 30, 2024, as compared to loss in fair value of warrant liabilities of US$1.6 million during the same period in 2023. The changes in fair value of warrant liabilities were primarily due to the expiration of the warrants we granted to an investor.
Other income (expense) — net
We recorded other income — net, of US$3.0 million in the six months ended June 30, 2024, as compared to other expense — net of US$0.1 million during the same period in 2023, primarily attributable to the narrowed foreign exchange loss, as well as increased fair value gains of our equity securities investment.
Income tax benefits (expenses)
We recorded income tax benefits of US$0.1 million and income tax expenses of US$2 thousand in the six months ended June 30, 2023 and 2024, respectively.
Net loss
As a result of the foregoing, we recorded net loss of US$69.6 million and US$51.8 million in the six months ended June 30, 2023 and 2024, respectively.
Year Ended December 31, 2022 Compared to Year Ended December 31, 2023
Revenues
Our total revenues increased by 5.1% from US$68.4 million in 2022 to US$71.9 million in 2023 primarily driven by the growth of our robotruck services and licensing and applications.
Robotaxi services.   Our revenues generated from robotaxi services declined by 14.4% from US$9.0 million in 2022 to US$7.7 million in 2023, mainly due to reduced service fees from providing AV engineering solutions to a TNC based on our collaboration project’s progression schedule. However, this decline in robotaxi services revenues was partially mitigated by an increase in passenger fares as we launched and scaled our public-facing fare-charging robotaxi operations in Tier-1 cities in China, which were still at a nascent stage in terms of commercialization.
Robotruck services.   Our revenues generated from robotruck services increased by 11.9% from US$22.4 million in 2022 to US$25.0 million in 2023, which was mainly attributable to the increase in transportation service fees that Sinotrans paid to Cyantron, an entity founded by us (as the controlling shareholder) and Sinotrans and started operation in April 2022, to explore commercialization opportunities in the robotruck services markets. Specifically, the mileage covered by the Cyantron robotruck fleet increased to more than 17 million kilometers in 2023 from more than 13 million kilometers in 2022.
Licensing and applications.   Our revenues generated from licensing and applications increased by 5.8% from US$37.1 million in 2022 to US$39.2 million in 2023, primarily due to the revenues generated from our V2X (vehicle-to-everything) business of US$18.0 million in 2023, compared to nil in 2022. To a lesser extent, revenues generated from our POV intelligent solutions grew from US$8.5 million in 2022 to US$10.2 million in 2023, as we expanded our proprietary vehicle domain controller product portfolio and production capacity.
Cost of revenues
Our cost of revenues increased by 51.5% from US$36.3 million in 2022 to US$55.0 million in 2023. Specifically, the increase in our cost of revenues was primarily due to the increases in (i) direct operating and material costs of US$13.7 million, primarily due to the rising material costs associated with specific licensing and application projects in 2023, (ii) employee compensation of US$2.1 million as a result of a growing number of engineers and other personnel being assigned to support the accelerated commercial deployment of our technology, and (iii) fleet operation expenses of US$2.2 million, driven by the increased robotaxi orders as well as increased period for Cyantron’s robotruck services in operation in 2023, in contrast to 2022, when operations commenced only from April 2022.
Gross profit and gross margin
As a result of the foregoing, our gross profit decreased from US$32.1 million in 2022 to US$16.9 million in 2023. Our gross margin decreased from 46.9% in 2022 to 23.5% in 2023, primarily due to distinct gross margin profiles of various licensing and applications projects between these two years. In 2023, we entered into several new licensing and application contracts, where product sales, as an integral part of our solutions and services, accounted for a significant portion. As product sales typically yield lower gross margins compared to service provision, the gross margin for our license and applications business decreased in 2023, resulting in the declined overall gross margin.
Operating expenses
Our operating expenses decreased by 21.0% from US$202.8 million in 2022 to US$160.1 million in 2023.
Research and development expenses
Our research and development expenses decreased by 20.1% from US$153.6 million in 2022 to US$122.7 million in 2023, attributable primarily to the decreased employee compensation. Our employee compensation decreased from US$108.8 million in 2022 to US$75.6 million in 2023, mainly because compensation expenses for certain research and development staff were allocated to cost of revenues, which was in line with their current role in driving revenue generation as the commercial deployment of our technology accelerated. The decrease in expenses in relation to research and development staff in the same period was partially offset by the increase in development and testing expenses in the amount of US$3.3 million, which were generally in line with our business growth.
Selling, general and administrative expenses
Our selling, general and administrative expenses decreased by 23.9% from US$49.2 million in 2022 to US$37.4 million in 2023, attributable primarily to the decreased employee compensation and rental and office administrative expenses. Our employee compensation decreased from US$30.3 million in 2022 to US$20.8 million in 2023 due to optimized workforce to improve our operating and marketing efficiency. Our rental and office administrative expenses decreased from US$6.3 million in 2022 to US$4.8 million in 2023, primarily due to the decrease in rent as we terminated certain of our leases for office space to optimize cost management and improve operational efficiency.

Investment income
Our investment income increased from US$8.9 million in 2022 to US$19.4 million in 2023, primarily due to our increased interest on bank time deposit and gains from wealth management products.
Changes in fair value of warrant liabilities
We recorded gains in fair value of warrant liabilities of US$3.9 million in 2022, as compared to loss in fair value of warrant liabilities of US$3.0 million in 2023.
Other income — net
We recorded other income — net, of US$9.6 million and US$1.4 million in 2022 and 2023, respectively, primarily attributable to investment fair value changes and foreign exchange loss.
Income tax benefits
We recorded income tax benefits of US$0.1 million and US$0.1 million in 2022 and 2023, respectively.
Net loss
As a result of the foregoing, we recorded net loss of US$148.3 million and US$125.3 million in 2022 and 2023, respectively.
Discussion of Key Balance Sheet Items
Cash and cash equivalents, short-term investments and restricted cash
Cash and cash equivalents, short-term investments and restricted cash constitute our most liquid assets. Short-term investments include portfolio investments which are of high liquidity and are unrestricted for withdrawal or use and have maturities of one year or less. These investments normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such investments part of our cash management program. Restricted cash consists primarily of our security deposits held in designated bank accounts for our office lease contracts in the United States and for the issuance of letter of guarantee.
The total amount of our cash and cash equivalents, short-term investments and restricted cash remained relatively stable at US$580.2 million as of December 31, 2022 and US$589.8 million as of December 31, 2023. The total amount of our cash and cash equivalents, short-term investments and restricted cash decreased to US$473.3 million as of June 30, 2024, attributable primarily to the decrease in cash and cash equivalents of US$91.2 million, which was used to fund our business operations, and the decrease in short-term investments of US$25.3 million as we changed our investment strategy by increasing the percentage of long-term bank deposits to enhance capital management efficiency.
Long-term investments
Long-term investments consist primarily of our investments in marketable debt securities and equity investments in certain private companies. Our long-term investments decreased from US$80.7 million as of December 31, 2022 to US$51.7 million as of December 31, 2023, as a result of our shifting investment focus towards short-term investments. Our long term investments subsequently increased to US$89.3 million as of June 30, 2024 as we changed our investment strategy by increasing the percentage of long-term bank deposits to enhance capital management efficiency.
Property, equipment and software, net
Our property, equipment and software consist of (i) computer and equipment, including servers, computers and other network equipment, (ii) vehicle and equipment for technology development, production and commercial operations, (iii) leasehold improvements, (iv) software necessary for our technology development, (v) furniture and fixtures in our office space, and (vi) finance lease right-of-use assets. The carrying value of our property, equipment and software, after deducting accumulated depreciation and amortization, amounted to US$26.8 million, US$15.4 million and US$12.8 million as of December 31, 2022 and 2023 and June 30, 2024, respectively.
Liquidity and Capital Resources
Prior to this offering, our principal sources of liquidity have been cash raised from the issuance of preferred shares. As of June 30, 2024, we had a total of US$473.0 million in cash and cash equivalents and short-term investments, of which 26.1% were denominated in Renminbi and held by our PRC subsidiaries. The remaining cash and cash equivalents and short-term investments were denominated in U.S. dollars and held by our company and our subsidiaries in Hong Kong or the United States. Our cash and cash equivalents and short-term investments consist primarily of cash on hand, bank time deposit and highly-liquid investments placed with multiple banks or other financial institutions across geographic locations, which are unrestricted for withdrawal or use and have original maturities of 12 months or less. We manage these liquid assets in a prudent manner to mitigate cash management risks.
Based on our current operating plan, we believe that the net proceeds from this offering and the concurrent private placements, together with our existing cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months following the date of this prospectus. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors — Risks Related to Our Business and Industry — We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.”
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(154,768)	(115,421)	(62,818)	(59,122)
Net cash provided by (used in) investing activities	49,329	136,494	131,924	(28,669)
Net cash provided by (used in) financing activities	191,573	89,764	(9,972)	(710)
Effect of exchange rate changes on cash and cash equivalents	(10,607)	(3,150)	(7,107)	(2,704)
Increase (decrease) in cash and cash equivalents	75,527	107,687	52,027	(91,205)
Cash, cash equivalents and restricted cash at beginning of the year/period	242,991	318,518	318,518	426,205
Cash, cash equivalents and restricted cash at end of the year/period	318,518	426,205	370,545	335,000
Operating activities
Net cash used in operating activities was US$154.8 million for the year ended December 31, 2022, attributable primarily to net loss of US$148.3 million, adjusted for (i) a net increase of non-cash items of

US$27.3 million, which consisted primarily of share-based compensation and depreciation and amortization, and (ii) a net decrease of US$33.8 million in changes in operating assets and liabilities. The net decrease in changes in operating assets and liabilities was attributable primarily to the increases in (a) accounts receivables of US$26.5 million as the commercialization of our technology continued to progress, (b) right-of-use assets of US$9.9 million due to accounting treatments with regard to our leased properties, and (c) prepaid expenses and other current assets of US$9.9 million, generally in line with our business expansion, partially offset by the increase in accounts payable and other current liabilities of US$19.0 million mainly due to the rising payroll and related expenses driven by the increased average number of employees in 2022.
Net cash used in operating activities was US$115.4 million for the year ended December 31, 2023, attributable primarily to net loss of US$125.3 million, adjusted for (i) a net increase of non-cash items of US$29.6 million, which consisted primarily of depreciation and amortization, non-cash lease expense, changes in fair value of equity investment and share-based compensation, and (ii) a net decrease of US$19.7 million in changes in operating assets and liabilities. The net decrease in changes in operating assets and liabilities was attributable primarily to (a) the increase in accounts receivables of US$16.4 million as the commercialization of our technology continued to progress, and (b) the increase in prepaid expenses and other current assets of US$5.0 million, generally in line with our business expansion, partially offset by the decrease in amounts due from related parties of US$5.6 million.
Net cash used in operating activities was US$59.1 million for the six months ended June 30, 2024, attributable primarily to net loss of US$51.8 million, adjusted for (i) a net decrease of non-cash items of US$3.2 million, which consisted primarily of changes in fair value of warrants liability, realized income from investments and depreciation and amortization, and (ii) a net decrease of US$4.1 million in changes in operating assets and liabilities. The net decrease in changes in operating assets and liabilities was attributable primarily to (a) the increase in prepaid expenses and other current assets of US$6.8 million, generally in line with our business expansion, and (b) the increase in amounts due from related parties of US$4.9 million as we usually settle the amounts with our related parties at year ends, resulting in a relatively low base as of December 31, 2023 compared to June 30, 2024, partially offset by the decrease in accounts receivables of US$6.9 million.
Investing activities
Net cash provided by investing activities was US$49.3 million for the year ended December 31, 2022. This was attributable primarily to proceeds from the sales and maturities of investments in marketable securities of US$274.1 million, partially offset by purchases of investments in marketable securities of US$198.2 million and purchase of long-term investments of US$15.0 million.
Net cash provided by investing activities was US$136.5 million for the year ended December 31, 2023. This was attributable primarily to proceeds from the sales and maturities of investments in marketable securities of US$221.8 million, partially offset by purchases of investments in marketable securities of US$66.1 million and purchase of long-term investments of US$15.0 million.
Net cash used in investing activities was US$28.7 million for the six months ended June 30, 2024. This was attributable primarily to purchases of short-term investments of US$216.0 million and purchases of long-term investments of US$33.9 million, partially offset by proceeds from the sales and maturities short-term of investments in marketable debt securities of US$246.7 million.
Investments in marketable securities represent primarily our investments in wealth management products. The underlying assets of these wealth management products include corporate bonds, asset-backed securities and commercial papers, all of which have low-risk profiles. Long-term investments consist primarily of our investments in marketable debt securities and equity investments in certain private companies.
Financing activities
Net cash provided by financing activities was US$191.6 million for the year ended December 31, 2022. This was attributable primarily to net proceeds from issuance of Series D convertible redeemable preferred shares of US$186.3 million and capital contribution from non-controlling shareholders of subsidiaries of US$7.5 million.

Net cash used in financing activities was US$89.8 million for the year ended December 31, 2023. This was attributable primarily to net proceeds from issuance of Series D convertible redeemable preferred shares of US$104.0 million.
Net cash used in financing activities was US$0.7 million for the six months ended June 30, 2024. This was attributable primarily to payments of finance lease liabilities of US$0.7 million.
Material Cash Requirements
Our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include investment in R&D and large-scale commercialization of autonomous driving, including our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance and proceeds from this offering and the concurrent private placements. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.
Capital expenditures
We made capital expenditures of US$12.0 million, US$5.1 million and US$1.9 million in 2022, 2023 and the six months ended June 30, 2024, respectively. Historically, our capital expenditures were primarily made in connection with the purchases of (i) vehicle and equipment for technology development, production and commercial operations, (ii) computer and equipment, including servers, computers and other network equipment, (iii) leasehold improvement, (iv) software necessary for our technology development and (v) furniture and fixtures. Historically, as our business continued to grow rapidly, our capital expenditures decreased over time, primarily due to our improved economies of scale, technological advancements and enhanced operational efficiency. We intend to continue to invest in capital expenditures to bolster business expansion, especially with the acceleration of large-scale commercialization.
Contractual obligations
Our contractual obligations as of June 30, 2024 included lease commitments, purchase commitments and investment commitments.
The following table sets out our lease commitments as of June 30, 2024.
	Payment due by June 30,
	Total	Remaining of 2024	2025	2026	2027	2028 and thereafter
	(in thousands)
Lease commitments	7,097	3,043	2,120	1,208	385	341
In addition, in December 2022, we entered into a purchase agreement with a third party to procure sensors to be delivered in 2023 and 2024 with the contractual consideration of US$12.0 million. As of June 30, 2024, we had a future minimum purchase commitment of US$6.0 million.
In August 2023, we entered into an agreement with Toyota and GTMC to form a joint venture aimed at advancing the mass production and large-scale deployment of fully autonomous vehicles. As of June 30, 2024, we had a future investment commitment of US$2.6 million in cash payable before September 30, 2024, and US$52.1 million in cash payable by September 30, 2025.
In February 2024, we entered into an agreement with PonyLink to form a joint venture aimed at advancing the large-scale deployment of fully autonomous vehicles in South Korea. As of June 30, 2024, we had a future investment commitment of US$3.6 million in cash payable within 10 days after the establishment of the joint venture.
Internal Control over Financial Reporting
Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. While we believe that we currently have adequate internal control procedures in place, historically, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in this prospectus, we identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to short of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
To remedy our identified material weakness, we took a series of actions, including hiring a number of competent and qualified accounting and reporting personnel with relevant knowledge and working experiences of U.S. GAAP, developing a comprehensive manual of accounting policies and procedures in accordance with U.S. GAAP to guide the day-to-day accounting operation and reporting work of our accounting personnel, and implementing regular U.S. GAAP and SEC financial reporting training programs for our accounting and reporting personnel. As of December 31, 2023, based on our management’s assessment on the performance of such remediation measures, we determined that the previously identified material weakness had been remediated.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADS may be materially and adversely affected.”
Holding Company Structure
Pony AI Inc. is a holding company with no material operations of its own. We conduct our operations mainly through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of regulatory authorities and limits on the amount of capital contributions and loans. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering and the concurrent private placements to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of our ADSs or ordinary shares and have a material adverse effect on our results of operations and the value of your investment.”
Critical Accounting Estimates
An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could have materially impact to the consolidated financial statements.
We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. For further information, see Note 2 to our consolidated financial statements in this this prospectus.
Share-Based Compensation
We grant share-based awards such as share options, restricted stock awards (“RSAs”), and restricted stock units to eligible employees. We account for these share-based awards in accordance with ASC Topic 718.
Share-based awards granted are measured at fair value on grant date or modification date and share-based compensation expense is recognized (a) for awards with only service condition, using the straight-line attribution method, net of actual forfeitures, over the vesting period; (b) for awards with service condition and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition should be recorded upon the occurrence of an IPO. Management performs the probability assessment of achievement of the performance conditions on a quarterly basis by reviewing external and internal factors.
We selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for share options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term, the price volatility of the underlying stock, risk-free interest rate and expected dividend yield.
Fair Value of Ordinary Shares
Prior to this offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs.
Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:
•
conditions in the industry and economy in general;

•
stage of development;

•
the prices, rights, preferences and privileges of our redeemable shares relative to our ordinary shares;

•
the likelihood of occurrence of a liquidity event and redemption event;

•
the results of independent third party valuations.

In determining our equity value before we become a public company, we used back-solve method or discounted cash flow method to determine the fair value of the business enterprise value (“BEV”), and then allocated the BEV to each element of our capital structure using an option pricing method.
If a recent transaction in equities existed, we applied back-solve method, which is a market approach to solve our implied BEV by considering the rights and preferences of each class of equities based on the consideration of the recent equity transaction.
If a recent transaction in equities did not exist, we first applied discounted cash flow analysis to determine our BEV, based on our projected cash flow using management’s best estimate as of the valuation date.
The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once these ordinary shares begin trading.
Income Taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive loss in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.
We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022 and 2023 and June 30, 2024, we did not have any significant unrecognized uncertain tax positions.
Debt Investment in Investee’s Preferred Shares
For investment in investee’s preferred shares which is determined to be debt security, we account for it as available-for-sale investment when it is not classified as either trading or held-to-maturity investment.

Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. We evaluate each individual investment periodically for impairment. We evaluate whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets with corresponding adjustment in the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income (loss) as a component of shareholder’s deficit.
As the debt investment in investee’s preferred shares is not traded in an active market with readily observable quoted prices, we use a back-solve method with significant unobservable inputs to measure the fair value of the debt investment in investee’s preferred shares (Level 3) at each subsequent balance sheet date, with assistance of a third-party independent appraiser. The back-solve method requires the use of highly subjective and complex assumptions, which determine the fair value of investment in investee’s preferred shares, including the discount for lack of marketability, volatility of underlying share price and expected time of liquidity.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in foreign exchange rates.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Currency Exchange Risk
The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.
Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Recent Accounting Pronouncements
For information on recently issued accounting pronouncements, refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW
This prospectus contains information derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and market position and opportunities. Such industry report was prepared by Frost & Sullivan based on various government and industry publications, interviews with industry participants and experts, and other available sources, including our database, National Bureau of Statistics, China Association of Automobile Manufacturers and International Organization of Motor Vehicle Manufacturers, from public market research. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.
The Development of Autonomous Driving
Road transportation is crucial to people’s everyday lives. Annually, there are more than 1.4 billion vehicles on the road worldwide. Despite the continuing improvement of road infrastructure worldwide, road transportation still faces various safety risks as well as challenges of high cost and low efficiency. Thanks to the adoption of electric vehicles and advancements in the AI technologies, autonomous driving is leaping forward and potentially enables the transformation of traditional mobility.
Compared with traditional mobility, autonomous driving is considered to possess the below advantages:
•
Enhance safety:   Every year, approximately 1.3 million fatalities occur due to traffic accidents, which are mainly caused by human errors. Traffic accidents also cause considerable economic losses. Autonomous driving technologies enable more comprehensive judgments in a short time frame during emergency, thus effectively enhance human safety.

•
Reduce costs:   Labor costs account for a major proportion of operating expenses in the passenger mobility and logistics industry. Assuming fully autonomous driving technology is applied so that no driver is required, the operating cost could be reduced by approximately 45% and 25% for passenger mobility and logistics industry, respectively. In addition, by leveraging better route planning and more reasonable vehicle movement control, autonomous driving can make a considerable contribution to fuel economy as well as emission reduction, especially for long-haul trucking whose fuel cost accounts for around 30% of the total operational cost and which still faces challenges to realize electrification transition.

•
Improve efficiency:   Comparing to human driving, autonomous driving is maneuvered in a more disciplined manner and monitored by computers. Mass deployment of autonomous driving can optimize traffic efficiency to a great extent and free human resources to be redeployed into other industries.

Autonomous driving refers to a complete set of integrated software and hardware acting as “virtual driver” to enable an autonomous vehicle to drive without the intervention of a human driver. According to SAE International, the levels of driving automation can be categorized into “driver required” and “driverless”, as further illustrated in the below chart.

Levels of Driving Automation
Market Drivers and Future Trends of Autonomous Driving
Global autonomous driving enjoys promising future and is expected to continue its strong momentum primarily due to the below factors.
•
Rising customer acceptance for autonomous driving technology.   As driving automation highlights the advantage of safety, efficiency and user experience, consumers have shown great interests in vehicles with advanced automation functions, which in turn, encourages the entire automotive industry to invest more in developing automotive-grade software and hardware to strive for higher-level automation.

•
Booming of vehicle electrification provides a broad application platform for autonomous driving.    Compared with internal combustion engine vehicles, electric vehicles highlight the advantages of high control accuracy, low latency, and a more comprehensive redundant system. As a result, electric vehicles are regarded as the best carrier of autonomous driving technology. A wide range of autonomous vehicle deployment in the future is underpinned by the booming of vehicle electrification.

•
Advancement in software and hardware lays the foundation for realization of autonomous driving.    Benefited by the advancement and availability of automotive-grade sensors and chipsets in recent years, including increasing compute at decreasing power consumption of processors, leading autonomous driving technology companies equipped with advanced software algorithms capabilities can leverage multi-layered sensors and other hardware to achieve perception, prediction, planning, and control of vehicles in a more precise and comprehensive manner.

•
In-depth industrial collaboration facilitates the commercialization of autonomous driving.   Realization of autonomous driving is on the back of deep integration of software and hardware on vehicles that requires in-depth collaborations among companies. For instance, through close collaboration with OEMs, autonomous driving companies can integrate autonomous driving hardware and software during the vehicle design and production phase instead of modifying the vehicle post-production, thus effectively improving the reliability and reducing the cost of the vehicle integration.

Market Opportunities
Driverless technology, defined as Level 4 and Level 5 autonomous driving, has the potential to revolutionize on-road transportation across various use cases such as robotaxi for passenger mobility, robotruck for road freight transportation, robobus, and other robotic vehicles used in various transportation use cases. Among them, robotaxi and robotruck take up the majority of the market share and embrace the greatest market potential. Furthermore, autonomous driving technology licensing and applications are expected to generate substantial revenue, particularly during the early stages of commercialization.
Robotaxi and robotruck will keep riding on the upward industry trend and rapidly approaching commercialization on the back of following factors:

•
Continuous efforts in advancing autonomous driving technology to enhance safety performances.    Driving safety is an uppermost priority but complicated problem with numerous corner cases including unusual circumstances and unexpected challenges. Leading companies are accumulating vast amounts of simulation and real-world road-testing data to capture corner cases, which validate and improve the capabilities of autonomous driving. This growing effort is bringing autonomous driving closer to our daily lives than ever.

•
Improving profitability in robotaxi and robotruck operations underpinned by continued and rapid progress made in cost reduction.   Leading companies have realized pre-installed solution and even mass-production capabilities, offering greater cost advantages and production efficiency compared to modified vehicles previously used. Moreover, the sensors and hardware used in vehicles equipped with Level 2 autonomous driving features are also compatible with driverless vehicles to some extent, further driving down the cost of hardware for Level 4 autonomous driving as the sales volume of Level 2 autonomous vehicles rapidly increases.

•
Widespread deployment of robotaxi services to revolutionize urban transportation and improve the overall traffic environment.   A single robotaxi provides safer and more reliable driving, while a large-scale implementation can greatly enhance the orderliness and efficiency of urban traffic. Additionally, the deployment of robotaxi services may also reshape urban traffic planning by reducing public parking lots and free up more urban space. As robotaxi services further expand, they are expected to contribute to the development of smarter cities.

•
The robotruck services market, as a segment of the truck freight market, is poised to rapidly develop with the support of standard vehicles and establishments of logistics networks with fixed hubs.   Leveraging this mature infrastructure, players in the robotruck services market are expected to retrofit vehicles with more standardized functions to transport freight and implement digital fleet management to further optimize the overall efficiency of the logistics network, reducing costs and improving safety. Large-scale deployment of robotrucks has the potential to significantly optimize the trucking logistics system.

•
Regulatory endorsements and policy tailwinds to facilitate the commercialization of driverless vehicles far beyond road testing.   In November 2021, Beijing became the first city in China to establish the commercial pilot of robotaxis with a published policy approving operators to charge the public for their robotaxi mobility services. In December 2022, the MIIT issued a notice proposing the admission and on-road operation of driverless vehicles with mass production capabilities to conduct pilot projects. The notice aims to promote the establishment and improvement of management systems for the production admission of autonomous vehicles and road traffic safety. Regulatory authorities in the United States, Germany, Japan, South Korea, and the United Kingdom have also published favorable policies to actively create an industrial and social environment that promotes the development of autonomous driving.

Robotaxi Services
Rapidly Growing Passenger Mobility Market
Passenger mobility is defined as passenger travel by shared mobility and private cars. Driven by the continuing urbanization with the increasing number of densely populated cities, and increasing number of growing regional economies, global passenger mobility poises great market potential by providing flexibility and quality transportation experience to passengers.
The passenger mobility market size represents the total value of consumer spend on shared mobility and private cars traveling. The global passenger mobility market size was US$4,417.0 billion in 2023 and expected to reach US$5,083.5 billion by 2035, according to Frost & Sullivan. In 2023, China accounted for 32.0% of the global market share, according to Frost & Sullivan.
Shared mobility, which includes online ride-hailing and traditional taxi services, has experienced rapid growth in the last decade, fueled by the emergence of online ride-hailing services and the expansion of regional economies. Shared mobility market size represents the total amounts of ride fare paid by passengers for shared mobility services, as measured by the GTV of such rides. China, in particular, has a strong and growing demand for passenger mobility, driven by increasing affluence, rising business activities, rapid urbanization, consumption upgrades, and growing expenditure on discretionary travel. However, China’s private car ownership rate, measured by the number of private cars per thousand people, remains significantly lower than that of major developed nations. As of 2023, China’s private car ownership rate was 184 per thousand people, compared to 793 in the U.S., according to Frost & Sullivan. This has resulted in high levels of consumer adoption of shared mobility services in China, and has led to a market size that far exceeds that of other countries. In 2023, China’s shared mobility market accounted for around 40% of the global market and was approximately twice the size of the U.S. market, according to Frost & Sullivan.
The increasing passenger mobility demands could be better addressed by shared mobility for its flexibility. Therefore, the global shared mobility market is expected to maintain growth. Additionally, the active exploration of commercialization of high-level autonomous driving technology in the shared mobility market is expected to bring sustainable growth momentum by attracting individuals shifting from private cars mobility sector in the long run.
The chart below illustrates the size of the global passenger mobility market.
Global Market Size of Passenger Mobility
(US$ in billions)

Note:
(1)
Shared mobility market refers to GTV (Gross Transaction Volume) of online ride-hailing, traditional taxi, and robotaxi services.

(2)
Private car mobility market refers to the summation of GTV or total expenditure of fuel, electricity, depreciation, maintenance, repairing, insurance, and others when driving private cars.

Continuous Evolution of Robotaxi Addressing Pain Points from Passenger Mobility Market
Robotaxi is defined as a driverless mobility vehicle with built-in Level 4/Level 5 autonomous driving technology. Robotaxi services market size represents the total amounts of ride fare paid by passengers for robotaxi services, as measured by the GTV of such services. As one of the most promising applications of autonomous driving technology, robotaxi distinguishes by offering more affordable, safer, and more efficient services to passengers.
Driven by technological advancement, supportive policies, and falling hardware costs, robotaxi is expected to realize commercialization around 2026 and grab considerable market share in the passenger mobility market in the future. Highlighted by great safety enhancement, as well as the pricing advantage due to lower operating costs, robotaxi is expected to penetrate shared mobility market at its initial stage of the commercialization. Tangible benefits of profitability and affordability brought by robotaxi will continuously drive the expansion of market. It is expected that around 2030, robotaxi services will enter a mature stage of commercialization with deployment in major regions worldwide. Such scale effect will promote the cost reduction and improvement of riding efficiency, attracting private car users to shift to robotaxi.

The global market size of robotaxi services is expected to reach US$0.29 billion by 2025, and embrace an exponential growth to further reach US$66.6 billion by 2030 and US$352.6 billion by 2035, according to Frost & Sullivan.
The chart below illustrates the size of the global robotaxi services market.
Global Market size of Robotaxi Services
(US$ in billions)

Note:
(1)
Robotaxi services market size represents the total amounts of ride fare paid by passengers for robotaxi services, as measured by the GTV of such services.

(2)
% in shared mobility refers to the share of global robotaxi market size in the shared mobility market.

With around 1.4 billion people, China’s transportation sector is struggling to satisfy the increasing demand for safe, efficient, and sustainable passenger mobility. As the country with world’s largest shared mobility market and high population density, China is well-positioned to leverage the benefits of robotaxi for future mobility solutions.
Capitalizing on the substantial investments in research and development, as well as the evolving regulatory environment, large-scale commercial deployment of robotaxi in China is projected to commence as early as 2026 with both fully driverless robotaxi and safety-driver-enabled robotaxi operating together. With continuous increase in production capability and unparalleled advantages in terms of cost, affordability, and efficiency, the deployment scale of robotaxi is expected to rapidly expand around 2030. It is projected that by 2035, robotaxis will consist a substantial portion of the overall fleet of shared passenger vehicles operating in China, thereby establishing China as the largest robotaxi services market and capture more than half of the global market share, according to Frost & Sullivan. Among all cities in China, Tier-1 cities, including Beijing, Shanghai, Guangzhou, and Shenzhen, are major places to develop robotaxis initially. The number of robotaxis in Tier-1 cities is expected to reach 0.28 million in 2030, and further to 1.38 million in 2035. Subsequently, the application of robotaxis expands to Tier-2 cities, which include 31 cities. The number of robotaxis in Tier-2 cities is expected to reach 0.73 million in 2030, and further to 2.77 million in 2035. For the overseas market, the number of robotaxis is expected to reach 0.17 million by 2030, and further to 0.93 million by 2035. The size of China’s robotaxi services market is expected to reach US$39.0 billion by 2030 and US$179.4 billion by 2035, according to Frost & Sullivan. With the growth of robotaxi services, the number of traditional taxis and ride-hailing vehicles will gradually decrease.
Car Parc of Robotaxi, Breakdown by Regions
Unit: Million
		2024E	2025E	2030E	2035E
Robotaxi	China (Tier-1 and Tier-2 cities)	0.002	0.006	1.01	4.15
	RoW	0.001	0.001	0.17	0.93

Car Parc of Traditional Taxis, Ride-hailing Vehicles and Robotaxi, China, Breakdown by Cities
Unit: Million
		2024E	2025E	2030E	2035E
Taxi, Ride-hailing	Tier-1 cities	1.08	1.10	0.94	0.42
	Tier-2 cities	2.48	2.52	2.16	0.96
Robotaxi	Tier-1 cities	0.001	0.001	0.28	1.38
	Tier-2 cities	0.001	0.005	0.73	2.77
In China, a number of cities are now conducting road tests and trial operations of robotaxis, with Beijing, Shanghai, Guangzhou, and Shenzhen currently leading in policy and commercial exploration. Guangzhou local government is highly committed to the commercialization of robotaxi, making it a hub for numerous top-tier companies in the industry. Guangzhou began issuing road testing licenses for robotaxis in 2019 and has opened 433 testing roads, covering six administrative regions, with a cumulative testing mileage of over 9.6 million kilometers as of the end of 2022. In 2022, Guangzhou officially started to grant licenses for operating robotaxi services. This landmark decision marks a significant milestone for China’s burgeoning robotaxi industry as it marks the transition from testing phase to commercial operation phase.
Built upon its continued efforts to develop and commercialize autonomous driving technology, the local government in Guangzhou released the 2022 Guangzhou Intelligent Connected Vehicle Road Testing and Demonstration Application Report, which exhibited the testing results and operational data of autonomous passenger vehicles tested in Guangzhou by a number of autonomous driving companies as summarized below:
	Pony	Company B	Company D	Company W	Company A
Accumulative testing mileage (ten thousand km)	278.03	232.14	47.96	27.01	<27
Average testing speed (km/h)	38.44	24.29	30.15	11.44	27.02
Kilometers per disengagement (KMPD)	100%	<18%	<18%	93%	37%

Notes:
(1)
Company B is an AI company with a strong internet foundation, established in 2000 and headquartered in Beijing, China. Company D is an online ride-hailing platform in China established in 2012 and headquartered in Beijing, China. Company W is a Level 4 autonomous driving company established in 2017 and headquartered in Guangzhou, China that develops a product mix of robotaxis, robobuses, robovans, and others. Company A is a Level 4 autonomous driving company mainly focuses on the robotaxi business, established in 2016 and headquartered in Shenzhen, China.

(2)
Accumulative testing mileage refers to accumulative testing mileage completed by participant companies’ Level 4 autonomous driving fleet in Guangzhou, China in 2022.

(3)
Average testing speed refers to the average autonomous driving speed of participant companies’ Level 4 autonomous driving fleet in Guangzhou, China in 2022.

(4)
Kilometers per disengagement (KMPD) refers to the number of kilometers an autonomous vehicle can travel before disengagement completed by participant companies’ Level 4 autonomous driving fleet in Guangzhou, China in 2022. Pony’s KMPD is considered as 100%, serving as a benchmark for representing KPMD of other peers.

Robotruck Services
Long-haul Trucking Plays a Vital Role in World’s Logistics Industry
Freight transportation is a key factor to drive global economic growth. Within the global logistics industry, long-haul trucking is the most commonly used means of transportation between hubs. With the economic growth and continuously development of logistics demand, long-haul trucking is becoming increasingly vital and takes around 70% of the global road freight market. According to the Frost & Sullivan Report, the global long-haul trucking services market size, in terms of GTV, was US$1,854.5 billion in 2023 and expected to reach US$2,852.3 billion by 2035.
The chart below illustrates the global market size of long-haul trucking.

Global Market Size of Long-haul Trucking
(US$ in billions)

Note: Long-haul trucking GTV refers to the total transaction amount of the long-haul trucking transportation services.
Rapid Development of Robotruck to Redefine Traditional Long-haul Trucking Market
Robotruck refers to a truck with built-in autonomous driving technology. Robotruck services market size represents total amounts of logistics fare paid by customers (such as logistics companies) for robotruck services, as measured by the GTV of such services. Robotruck has superior advantages comparing with traditional truck, in particular for the long-haul trucking. The global long-haul trucking market is expected to witness a trend of increasing penetration of robotruck as it can mitigate the driver shortage issue with lower cost. According to the Frost & Sullivan Report, due to the increasing demand and technical maturity, the global robotruck services market is estimated to reach US$0.19 billion by 2025, US$26.8 billion by 2030 and US$604.9 billion by 2035.
The chart below illustrates the size of global robotruck services market.
Global Market Size of Robotruck Services
(US$ in billions)

Note:
(1)
Robotruck services market size represents total amounts of logistics fare paid by customers (such as logistics companies) for robotruck services, as measured by the GTV of such services.

(2)
% in long-haul trucking refers to the share of the global robotruck market size in the long-haul trucking market.

China develops the world’s longest network of highways and the largest size of heavy-duty truck fleet. Currently, around six million trucks are dedicated to long-haul freight transportation in China, and the number is expected to grow to seven million by 2035, according to Frost & Sullivan. Robotrucks have the potential to address labor shortage issue and excessive operating costs. In addition, compared with traditional trucks, robotrucks’ superior route planning and fleet dispatching capabilities enable logistics companies to enhance operational efficiency and generate higher income. Upon deployment, robotrucks will swiftly emerge as a pivotal cost-saving and efficiency-boosting option for logistic fleets, and establishing themselves as the premier choice for new vehicle procurement or replacement. As the penetration rate of robotrucks steadily rises, robotrucks will comprise a substantial share of the long-haul logistics trucking fleet and perform a greater volume of freight transport duties. The robotruck services market in China is expected to expand to US$12.3 billion by 2030, and is expected to further grow to reach US$248.0 billion by 2035, representing approximately 28.5% of China’s long-haul trucking market, according to Frost & Sullivan. The number of robotrucks in China is expected to reach 106.5 thousand in 2030, and further to 1,825.0 thousand in 2035. And the number of robotrucks overseas is expected to reach 126.1 thousand by 2030, and further to 2,626.2 thousand by 2035.
Global Car Parc of Robotruck, Breakdown by Regions
Unit: Thousand
		2024E	2025E	2030E	2035E
Robotruck	China	1.06	1.36	106.50	1,825.00
	RoW	1.06	1.45	126.08	2,626.22
Licensing and Applications
Growing Autonomous Vehicle Sales Market
Autonomous driving technology offers enhanced safety features and superior user experiences. In 2023, the global autonomous driving industry experienced significant growth, with 22.4 million passenger vehicles equipped with ADAS capabilities (namely, Level 2 and Level 3 autonomous driving features) sold worldwide, achieving a penetration rate of 31.0%, according to Frost & Sullivan. As the electrification of vehicles continues to progress, China has emerged as a leading contributor to the development of ADAS technology and expansion of ADAS vehicle market. China’s sales of 11.0 million Level 2 autonomous driving passenger vehicles in 2023 accounted for 42.1% penetration rate, according to Frost & Sullivan. It is projected that by 2025, 2030, and 2035, the ADAS penetration rates will increase to 61.6%, 79.4%, and 82.6%, respectively, according to Frost & Sullivan.
Level 2+/++ denotes an advanced Level 2 autonomous driving technology capable of performing more complex driving tasks. For instance, highway Navigate on Autopilot (NOA) is a typical Level 2++ feature that enables vehicles to drive automatically from the start to the endpoint by following a driver-set navigation route, offering a driving experience that approaches Level 3 autonomous driving. Fueled by technological advancements and the ability to significantly enhance the driving experience, 2022 was a breakout year for vehicles equipped with Level 2+/++ features.
Sustainable Growth of the Licensing and Applications Market
With the rapid development of intelligent automotive market, the licensing and applications market is also rapidly ramping up, creating a relentless demand in the automotive market for technology suppliers and service providers who can offer complete and advanced autonomous driving solutions.
Licensing and applications refers to autonomous driving solutions provided or licensed to OEMs and other industry participants to enable advanced autonomous driving capabilities, which typically consist of application algorithms, autonomous driving domain controllers and tool chains. The application algorithm refers to autonomous driving algorithms to realize environmental perception, route planning, decision-making, and vehicle control. The autonomous driving domain controllers perform as the central brain of autonomous driving to achieve decision-making. The toolchain assists OEMs in achieving the mining, collection, analysis, and maintenance of massive data.

The expansion of the licensing and applications market is closely connected with the growth of autonomous vehicle sales. In 2023, the global licensing and applications market was valued at US$12.3 billion, by revenue and is projected to reach US$25.2 billion, US$64.7 billion, and US$88.0 billion by 2025, 2030, and 2035, respectively, according to Frost & Sullivan. Driven by the popularity of Level 2 autonomous vehicles, China’s licensing and applications market share in the global market is expected to increase significantly. In 2023, licensing and applications market in China reached US$6.2 billion, accounting for 50.8% of the global market share. It is expected that the China market will grow to US$13.2 billion by 2025, accounting for 52.5% of the global market share, according to Frost & Sullivan. The market is expected to further expand to reach US$30.8 billion and US$35.4 billion by 2030, and 2035, respectively, according to Frost & Sullivan.
The chart below illustrates the size of the global licensing and applications market by revenues.
Global Market Size of Licensing and Applications
(US$ in billions)

Source: Frost & Sullivan
The rapid adoption of autonomous driving functionality and the fast expansion of the licensing and applications market worldwide are driven by the improvement of autonomous driving chip performance, advancement of sensor capabilities, cost reduction of hardware, and iterative refinement in algorithms. On the one hand, these developments lead to comprehensive cost reductions and enable incorporation of diversified Level 2 features into mid-end to entry-level vehicle models. On the other hand, high-end vehicles are actively promoting Level 2+/++ features, especially in China. Moreover, with the advent of commercialized driverless technology in the future, there is great potential for growth of personally-owned vehicles built-in with Level 4 autonomous driving technology, fueling the growth for the licensing and applications market.

BUSINESS
Our Vision
We aim to mass commercialize our revolutionary autonomous driving technology to deliver safe, sustainable, and accessible mobility to people and businesses around the world.
Our Company
Pony is a global leader in achieving large-scale commercialization of autonomous mobility.
On the public roads of China’s metropolises, Pony has achieved what was once only depicted in science fiction — building a car that drives itself. Today, a commute in a driverless Pony robotaxi is not merely a display of groundbreaking technology, but becoming a part of the daily lives for many residents in these communities. As intuitive as a trip in a traditional taxi, hailing a ride with Pony’s robotaxi offers everyone a revolutionary mobility option to make our streets safer and greener, changing the way the world moves.
After one summons a ride on the PonyPilot mobile app, a robotaxi shows up at the designated pick-up spot quickly — looking no different from a traditional taxi, except for the equipped sensors watching and coping with the streets. But the difference lies beneath the surface — no one is behind the driving wheel.
Passengers, wide-eyed with wonder, unlock the door using the app and climb into the back seat. The robotaxi hits the road and navigates the crowded urban districts confidently and smoothly, expertly handling unexpected snags with ease and intelligently identifying all the obstacles in its path, including other cars, pedestrians, construction zones, and even in inclement weather conditions. As the steering wheel turns itself with seamless precision, the car brakes and accelerates without any human intervention, until it pulls over steadily at the destination.
Stepping out of the car, the passengers pay the fare through the app and conclude this awe-inspiring ride. Meanwhile, the robotaxi drives itself away to pick up the next passenger, leaving one to ponder what other marvels the future holds.
Starting from scratch and bringing our technology to people’s lives is by itself a testament to our commitment to autonomous mobility. Yet the progress we have made to date is what sets Pony apart from our peers:
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We were among the first in China to obtain licenses to operate fully driverless robotaxis in all four Tier-1 cities in China (namely Beijing, Shanghai, Guangzhou and Shenzhen), and we are the only autonomous driving technology company that has obtained all available regulatory permits essential for providing public-facing robotaxi services within these Tier‑1 cities, according to Frost & Sullivan.

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We currently operate a fleet of over 250 robotaxis, which has accumulated over 33.5 million kilometers of autonomous driving mileage1, including over 3.9 million kilometers of driverless mileage2.

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We have formed a joint venture with Toyota and GTMC to advance the mass production and large-scale deployment of fully driverless robotaxis in China. In addition, we have partnered with other leading OEMs, such as SAIC, GAC and FAW, to co-develop and mass produce robotaxi vehicles.

•
Empowered by our strong partnerships with leading TNCs, such as OnTime Mobility, Amap and Alipay, we were among the first to offer fully driverless fare-charging, public-facing robotaxi services with substantial safety benefits and compelling passenger experience, according to Frost & Sullivan. Our average daily orders received per robotaxi exceeded 15 in the six months ended June 30, 2024, setting a key milestone towards large-scale commercialization of Level 4 robotaxis.

•
We currently operate a fleet of over 190 robotrucks, both independently and in collaboration with Sinotrans, China’s largest freight logistics company according to CIFA, which has amassed

1
“autonomous driving mileage” refers to the total distance covered by vehicles driving autonomously both with and without the presence of a safety driver behind the driving wheel.

2
“driverless mileage” refers to the total distance covered by vehicles driving without the presence of a safety driver behind the driving wheel.

approximately 5.0 million kilometers of autonomous driving mileage. Over the course of its commercial operations, our robotruck fleet offers hub-to-hub long-haul freight transportation across China, accumulating over 767 million freight ton-kilometers. In addition, we have collaborated with SANY, China’s leading truck manufacturer, to co-develop Level 4 robotrucks.
Building upon our initial market success in China, Pony is steadfastly committed to providing this safe, sustainable, and accessible autonomous mobility on a global scale. To date, our presence has extended beyond China to encompass Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to our advanced technology.
With these milestones, Pony is on track to achieve large-scale commercialization of our Virtual Driver technology. Specifically, we aim to develop a commercially viable and sustainable business model that enables the mass production and deployment of vehicles equipped with our Virtual Driver technology across transportation use cases, providing autonomous mobility to people and businesses around the world.
Market Opportunities
The global autonomous driving market has been growing rapidly driven by technological advancement and innovation. In particular, China has emerged as a significant market for autonomous driving solutions with the rise of electric and intelligent vehicles. The regulatory endorsements, technology enablers as well as increasing market acceptance have significantly accelerated the development and penetration of autonomous driving in China. China is the best starting place for us to lead the future of autonomous driving given its massive market and the potential to spearhead the large-scale deployment of autonomous vehicles.
The Robotaxi Services Market
The size of the global passenger mobility market in terms of GTV was US$4.4 trillion in 2023 and is expected to reach US$4.5 trillion by 2025 and further grow to US$4.7 trillion by 2030, with a high penetration rate of robotaxi services translating into significant market opportunities, according to Frost & Sullivan. Driven by technological advancement, favorable regulatory environment and improved cost efficiency, robotaxi services are expected to achieve commercialization around 2026, and gain a considerable market share in the global passenger mobility market in the future. Underpinned by favorable and long-term regulatory tailwinds, increasing penetration of electric and intelligent vehicles as well as increasing market acceptance, China is expected to become the largest market for robotaxi services, with an estimated market size by GTV of US$0.2 billion in 2025 and US$39.0 billion in 2030, respectively, accounting for approximately 58.5% of the global robotaxi services market in 2030, according to Frost & Sullivan.
The Robotruck Services Market
The size of the global long-haul trucking market in terms of GTV was US$1.9 trillion in 2023 and is expected to grow to US$2.0 trillion by 2025 and further expand to US$2.3 trillion by 2030, according to Frost & Sullivan. Driven by the increasing needs for safety and efficiency, robotruck services are expected to achieve commercialization at scale in 2024 with a high level of customer acceptance and technological maturity. Sophisticated road transportation infrastructure provides a strong foundation for the rapid growth of China’s robotruck services market, with its market size by GTV expected to reach US$0.09 billion in 2025 and US$12.3 billion in 2030, respectively, accounting for 45.8% of the global robotruck services market in 2030, according to Frost & Sullivan.
The Licensing and Applications Market
The size of the global licensing and applications market for autonomous driving was US$12.3 billion in 2023 and is expected to grow to US$25.2 billion by 2025 and further expand to US$64.7 billion by 2030, according to Frost & Sullivan. Driven by the popularity of Level 2 autonomous vehicles, China has emerged as a leading contributor to the global licensing and applications market and will continue to drive the growth, with its market size expected to reach US$13.2 billion by 2025 and US$30.8 billion by 2030, respectively, accounting for 47.7% of the global licensing and applications market in 2030, according to Frost & Sullivan.

Our Go-to-Market Strategies
We have commercialized our licensing and applications business, and formulated actionable go-to-market strategies to capitalize on the enormous opportunities of the robotaxi and robotruck services markets.
Strategies for Robotaxi Services
Our go-to-market strategies for robotaxi services are built upon our strategic partnerships with OEMs, third-party fleet companies, as well as TNCs. Such partnerships will help us commercialize our robotaxi services at scale, where revenues generated from passenger fare will be distributed among different partners. We believe that our role in enabling robotaxi services is irreplaceable and core to the ecosystem.
We collaborate with OEM partners to optimize and manufacture autonomous vehicles integrated with our Virtual Driver, which comprise our self-owned fleets and/or fleets that will be owned by third-party fleet companies. These fleets will provide robotaxi services to passengers through TNCs or PonyPilot, our own ride-hailing mobile app. When passengers hail a ride with our robotaxis via mobile apps operated by TNCs, we will match passengers with available robotaxis and drive them safely to their destinations. We expect to expand the fleet size rapidly by developing a growing network of third-party fleet companies using an “asset light” model, and our collaboration with TNCs will provide us with timely and efficient access to a large, growing passenger base across geographies. In April 2024, we reached a significant milestone in our commercialization roadmap by unveiling a joint venture with Toyota. Under the terms of the joint venture agreement, Toyota will supply the joint venture, acting as a fleet company, with Toyota-branded battery electric vehicles. These vehicles, furnished with our advanced Virtual Driver technology and Toyota’s Level 4 autonomous driving-compatible redundant systems, can be accessed through our PonyPilot mobile app.
The diagram below illustrates our go-to-market strategies and the primary monetization models planned for our robotaxi services.
Strategies for Robotruck Services
Our go-to-market strategies for robotruck services are built upon our partnerships with leading truck OEMs and logistics platforms. We work closely with leading truck OEMs to develop and manufacture robotrucks integrated with our Virtual Driver, which will be deployed to different logistics platforms across diversified commercial use cases, such as intelligent hub-to-hub autonomous freight solutions. We will also license our Virtual Driver technology to logistics platforms to empower their robotrucks.

The diagram below illustrates our go-to-market strategies and the current and planned monetization models for our robotruck services.

pony.ai
Technology
Virtual Driver solutions
Virtual Driver solutions fee
Virtual Driver technology license
Licensing fee
PONYTRON
LOGISTICS
Robotrucks
Robotruck purchase price
OEMs
Robotrucks
Logistic Platforms
Commercial Use Cases

Our Commercialization Roadmap
Through executing our go-to-market strategies, we are on track to achieve large-scale commercialization of autonomous vehicles, which requires technological readiness, large-scale production and deployment capabilities. We have developed a commercialization roadmap with indicative timeline based on our management’s current estimation for our portfolio of autonomous driving solutions, as illustrated in the chart below.

2022
2023
2024E
2025E
2026E
Robotaxi Services
Start of production and commercialization
Start of large-scale commercialization
Robotruck Services
Start of production and commercialization
Start of large-scale commercialization
Licensing and Applications
Start of large-scale commercialization

Robotaxis.   To rapidly penetrate different markets, we collaborate with leading TNCs for the co-deployment of autonomous vehicles and customer acquisition to scale our robotaxi services rapidly and cost-effectively. With regulatory endorsement and technological leadership, we were among the first to offer fare-charging public-facing robotaxi services without safety drivers in China, according to Frost & Sullivan.

In August 2023, we were granted permission to offer public-facing fare-charging robotaxi services without safety drivers in Beijing, representing another significant milestone in our journey towards large-scale commercialization. We have since then obtained similar permissions to provide fully driverless public-facing fare-charging robotaxi services subsequently in Guangzhou and Shenzhen, and public-facing robotaxi services in Shanghai, which solidifies our position as the only autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier‑1 cities in China, according to Frost & Sullivan. Our average daily orders received per robotaxi exceeded 15 in the six months ended June 30, 2024, underscoring the potential user demands for the commercial application of our robotaxi services.
Robotrucks.   We have achieved initial commercialization through our strategic partnerships with leading truck OEMs and logistics platforms. Together with our OEM partners, we co-develop Level 4 robotrucks to replace the existing truck fleets of logistics platforms, and build intelligent hub-to-hub truck freight operations in China. Over the course of its commercial operations, our robotruck fleet has amassed over 767 million freight ton-kilometers. Our vehicle-agnostic technology capabilities and collaborative ecosystem have paved the way for us to transition towards large-scale commercial deployment of our robotruck services. In addition, we have made substantial headway in obtaining available regulatory permits. For example, in December 2020, we were the first to obtain the robotruck road testing permit in Guangzhou, according to Frost & Sullivan. In July 2021, we expanded our road testing footprints to include Beijing and were allowed to test our robotrucks on national open highways. In January 2024, we received the very first cross-provincial robotruck road testing permit in China, according to Frost & Sullivan, and began testing on the highway freight network across the Beijing-Tianjin-Hebei region. In early 2024, we made significant progress in the commercialization of robotrucks, obtaining permissions to offer fare-charging robotruck services in cities such as Beijing and Tianjin. Through our partnership with Sinotrans, we have formed a robotruck fleet that provides routine transportation services to clients.
Licensing and applications.   We leverage our extensive vehicle integration expertise to offer POV intelligent driving solutions, consisting of software licensing, hardware and data analytics tools, to OEMs and other industry participants. We are capable of customizing our autonomous driving technology to fit customers’ needs and adapting it based on different use cases on their demand. We have won a number of commercial contracts, including certain OEM contracts for the integrated solution of our AV software and vehicle domain controllers, which enables ADAS functions such as highway Navigate on Autopilot (NOA), and we have also received orders from OEMs for our data analytics tools. To date, we have successfully achieved mass production of vehicle domain controllers for both internal use and external sales. We also offer V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience.
Our Virtual Driver Technology
Our Virtual Driver technology enables a driverless car to see, think and act, and it largely defines the timeline for autonomous driving to become mainstream.
At the core of our disruptive, constantly evolving Virtual Driver technology is our proprietary software empowered by cutting-edge AI technology that enables nearly instantaneous data processing and effortless training and validation. Our proprietary software and AI technology are married with best-in-class hardware to enable seamless integration across various vehicle platforms.
Today, our autonomous vehicles are able to drive passengers under complex and challenging scenarios, such as driving during rush hours and through inclement weather conditions, offering a safe, comfortable and efficient journey.

Our proprietary AV software stack is the “mind” of our Virtual Driver that steers the vehicle through a comprehensive suite of software modules and algorithms. This AV software stack, powered by end-to-end (E2E) technology, eliminates the traditional boundaries between perception, prediction, planning, and control, enabling a unified and seamless approach to analyzing complex road conditions for safe and smooth operations.
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With our E2E technology, the Virtual Driver perceives and understands the surrounding environment with precision, from identifying puddles on the road to detecting airborne objects like a flying plastic bag.

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The E2E system predicts the behavior of surrounding vehicles, pedestrians, and other objects, including aggressive or unpredictable driving actions such as sudden cut-ins, reckless lane changes, and unexpected U-turns or reversals by motorcycles — situations that even experienced human drivers might struggle to respond to immediately.

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Leveraging these insights, the E2E system plans and executes real-time road maneuvers that prioritize safety, comfort, and effectiveness. The safety benefits of our E2E technology are realized through the seamless integration and cooperation of our AV software components, allowing the vehicle to adapt to constantly changing environments.

•
Our simulation system plays a critical role in validating the safety and reliability of our software modules and algorithms. It emphasizes simulating long-tail scenarios and behaviors in a manner consistent with the real-word sampling frequencies, rather than merely replicating normal conditions or creating artificial scenarios. This approach allows us to make reasonable extrapolations about future outcomes based on past events and recorded data.

•
By adopting E2E technology, we have not only simplified our system architecture but also enhanced overall performance, ensuring exceptional functionality in diverse and complex road conditions. This advancement marks a key milestone in our journey to revolutionize autonomous driving technology and continue driving industry innovation.

We collaborate with top-tier suppliers to formulate a complete set of sensors and hardware, including LiDAR, radar, high-resolution camera, global navigation satellite system (GNSS) and inertial measurement units (IMU) and computation system, to empower the “mind” of our Virtual Driver. Built upon our extensive industry expertise and robust partnerships, we distinguish ourselves as the sole autonomous driving technology company that designs and manufactures our autonomous vehicles, integrating with auto-grade, factory-installed sensors and hardware, according to Frost & Sullivan.
Vigorous vehicle engineering brings together every piece of our Virtual Driver, from our robust AV software stack to the best available sensors and hardware. By seamlessly integrating them on diverse vehicle platforms, we design our autonomous vehicle, as a carrier of all, to offer the safest and smoothest passenger experience. Through years of design improvement with our OEM partners, our autonomous vehicles have become increasingly sophisticated and cost-effective. Launched in January 2022, our latest 6th generation autonomous passenger vehicle model, co-developed with Toyota on S-AM (Sienna Autono-MaaS), features a fully redundant vehicle platform, streamlined and highly functional industrialized design, and improved integration with base vehicles. Our robotruck, co-developed with SANY, features leading autonomous driving functionality and redundant chassis system to reduce risks in working environments and streamline logistics.
We constantly upgrade our technology through extensive vehicle testing. We have accumulated more than 39 million kilometers of autonomous driving mileage across diverse geographies. Accordingly, our kilometers per critical intervention (KMPCI), the number of kilometers an autonomous vehicle can travel before necessary intervention is required to prevent an accident or other potentially dangerous situations, has been improving significantly over time, increasing by approximately 15 times from 2020 to date. According to the 2022 Guangzhou Intelligent Connected Vehicle Road Testing and Demonstration Application Report issued by the local government, with the longest testing mileage accumulated, our robotaxis achieved the highest average testing speed, which is comparable to human driving efficiency and 27.5% faster than the second ranked autonomous driving company. Additionally, two of our vehicle models ranked as the first two among all autonomous vehicle models in terms of kilometers of intervention. Our rigorous testing across complex and diverse scenarios ensures a safe and smooth autonomous driving experience during rush hours and through extreme weather conditions.
Our Collaborative Ecosystem
We have developed a collaborative ecosystem consisting of leading OEMs, TNCs and logistics platforms and other industry and technology partners. Our collaborative ecosystem connects us with OEMs and component suppliers and the mass demand from TNCs and logistics platforms, accelerating the large-scale deployment and commercialization of driverless vehicles.
We have in-depth collaborations with leading OEMs to co-develop and mass-produce autonomous vehicles. In addition, we are also exploring collaboration opportunities with OEMs across areas spanning development of autonomous vehicles with industrialized design, standardized production line and supply chain management process. We work closely with reputable hardware component companies to secure high-quality sensors and hardware that meet our stringent safety and design requirements and maximize the performance of our AV software. Our strategic partnerships with these world-class OEMs and top-tier component suppliers allow us to scale our technology globally and cost-effectively with highly reliable, integrated vehicle platforms.
In addition, we have formed partnerships with prominent TNCs and logistics platforms to quickly expand our robotaxi and robotruck presence and meet the growing market demands by leveraging their extensive service networks. These collaborations have enhanced our ability to efficiently scale and deploy our autonomous vehicles in diverse geographies cost-effectively.
As we deploy our technology on a global scale, we also work with local governments, industry and technology partners to unlock commercialization potential in selected global markets.
Our Competitive Strengths
Technological readiness for Level 4 large-scale commercialization
Our technological readiness, built upon our proprietary, full-stack autonomous driving technology, enables us to deliver safe and cost-effective autonomous mobility under challenging yet commercially valuable scenarios.
Safety.   We take pride in the safety of our Virtual Driver technology, as testified by the major regulatory permits we have obtained. We were among the first in China to obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China, and we are the only autonomous driving technology company that has attained all available regulatory permits essential for providing public-facing robotaxi services within these Tier‑1 cities, according to Frost & Sullivan. The significant safety benefits of our technology have also been demonstrated by the road testing reports issued by the municipalities of Beijing and Guangzhou. According to these reports, our vehicles exhibited safety metrics surpassing those of our local peers in China and outperforming human-driven cars. We are committed to developing and constantly refining every aspect of our Virtual Driver technology, ranging from AV software to vehicle integration, in order to ensure the highest level of safety:
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We design and train our AV software modules to be capable of achieving “zero critical missing,” meaning our AV software modules are able to detect and classify all objects on the roads, anticipate all potential object trajectories and execute road maneuvers in a human-like fashion.

•
To ensure our AV software modules perform effectively in the real world, we use imitation learning to simulate human driving behaviors. This approach enables us to gain a deeper understanding of our algorithms and their capabilities through trustworthy simulation results.

•
We also work closely with our OEM partners to further enhance the safety of our Virtual Driver technology. Our latest 6th generation autonomous passenger vehicle model, co-developed with Toyota on S-AM (Sienna Autono-MaaS), features a fully redundant vehicle platform. Our approach to ensuring the reliable and safe operation of our autonomous vehicle includes a three-layer redundancy comprising normal operation mode, degraded safe mode, and minimal risk condition mode. This ensures that our vehicles can continue to operate safely in the event of a system failure or other unforeseen circumstances.

Cost-effectiveness.   To deliver autonomous driving solutions cost-effectively without compromising safety requires cutting-edge technologies. Our proprietary high-calculus computation system enables us to meet the demands for significant computing power in various autonomous driving scenarios. Over the years, we continuously optimize the collaboration and integration across our AV software and hardware, resulting in a reduction in computing power requirements and a continuous decrease in system costs. Through seamless integration across our AV software and hardware stacks, our latest sensor suite tailored for autonomous vehicles offers a substantial reduction in cost with improved accuracy and precision. Each of our sensors is synchronized in both time and space, and their unique capabilities complement each other to guarantee comprehensive 360-degree, fully redundant coverage of the field-of-view. Our use of sensors with varying wavelengths as backups for one another ensures highly efficient and precise environmental sensing capabilities.
Ability to tackle challenging yet commercially valuable scenarios.   The most commercially valuable scenarios are those challenging scenarios such as driving during rush hours and through inclement weather conditions. According to Frost & Sullivan, users’ demands for mobility services during rush hours account for the vast majority of the day, and taxi fare usually increases by 30% to 50% in inclement weather conditions. Since 2018, we have been operating vehicles with autonomous driving technology on a full-day basis and regardless of weather conditions throughout all four Tier-1 cities in China, which has distinguished us from our local peers. This is enabled by our technological advantages in handling those challenging scenarios, which also provides us with pricing power as we transit towards large-scale commercialization.
Actionable large-scale commercialization roadmaps
We have made significant progress along our path to large-scale commercialization.
Robotaxis.   We were among the first in China obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China, and our robotaxi fleet has accumulated over 3.9 million kilometers of driverless mileage. Out of these driverless mileage, over 2.8 million kilometers are attributable to the operation of our public-facing robotaxi services, which include mileage accumulated by our robotaxis driving on the road while waiting for passenger orders and during pick-up and drop-off of passengers. The remaining driverless mileage are attributable to vehicle testing. In August 2023, we were granted permission to offer public-facing fare-charging robotaxi services without safety drivers in Beijing, representing another significant milestone in our journey towards large-scale commercialization. We have since then obtained similar permissions to provide fully driverless public-facing fare-charging robotaxi services subsequently in Guangzhou and Shenzhen, and public-facing robotaxi services in Shanghai. These achievements solidify our position as the only autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier‑1 cities in China, according to Frost & Sullivan. As of June 30, 2024, the number of registered users on our PonyPilot mobile app surpassed 220,000. As of August 31, 2024, approximately 70% of our passengers on our mobile app used our robotaxi services more than once. Our strategic partnerships with leading OEMs help us tackle manufacturing and supply chain challenges.

Leveraging extensive vehicle engineering and manufacturing expertise of these leading OEMs, we currently expect to commence the large-scale production in 2025. We also partner with OEMs and TNCs to scale commercialization in an efficient and user-friendly manner, through co-deployment of robotaxis to broader geographies. We have deployed a fleet consisting of over 250 robotaxis through our own platform and collaborations with TNCs. Beyond China, we have also entered into collaboration agreements to extend our robotaxi services worldwide to encompass Europe, East Asia, the Middle East and other regions, strategically pursuing commercialization prospects in selected global markets.
Robotrucks.   Drawing upon a common set of underlying technology, we are able to quickly adapt our vehicle-agnostic Virtual Driver to unlock the robotruck services market in China. Our strategic collaboration with truck OEMs and logistics platforms has accelerated the large-scale commercialization of robotrucks. We have rolled out our driverless truck platforms co-developed with SANY, and entered into a framework agreement with intended orders of robotrucks with Cyantron, an entity founded by us (as the controlling shareholder) and Sinotrans, China’s largest freight logistics company according to CIFA. Through Cyantron, we operate a fleet of over 160 robotrucks, consisting of both Level 2++ intelligent trucks and Level 4 autonomous trucks with safety drivers, to offer hub-to hub transportation across China. The freight routes cover application scenarios across urban public roads and highways, with the potential to realize fully driverless services in the future. Over the course of its commercial operations, our robotruck fleet amassed over 767 million freight ton-kilometers, covering a distance of approximately 5.0 million kilometers of autonomous driving mileage.
Licensing and applications.   Our licensing and applications business has secured contracts of ADAS solutions, proprietary vehicle domain controller products and data analytics tools from OEMs and other industry participants. We collaborate with leading semiconductor chip suppliers on autonomous driving controllers and offer technology licensing service to top-tier industry players such as sensor suppliers on customized sensor solutions. To date, we have successfully achieved mass production of vehicle domain controllers for both internal use and external sales.
Thriving collaborative ecosystem
We believe the strong partnerships within our thriving ecosystem provides us with the most efficient way to achieve large-scale commercialization rapidly.
Robotaxis.   We have built in-depth collaborations with leading OEMs such as Toyota, SAIC, GAC and FAW to co-develop and mass-produce autonomous passenger vehicles, with strategic investment from Toyota and FAW in 2020. Through our phase one collaboration with Toyota, we successfully launched our 6th generation autonomous vehicle model in January 2022 to support fully driverless robotaxi operation. We partner with SAIC on co-development and co-deployment of Level 4 autonomous vehicles in Tier-1 cities in China, and with GAC and FAW to co-develop Level 4 autonomous vehicles. These partnerships increase our ability to scale our technology globally with highly reliable, integrated vehicle platforms. In addition, we have formed partnerships with leading TNCs, such as GAC-backed OnTime Mobility, Alipay and Amap, to scale and expand our robotaxi services and enhance passenger coverage. For example, with strategic investments in OnTime Mobility in April 2022, OnTime Mobility has rolled out a fleet of 50 vehicles integrated with our Virtual Driver technology on its mobile app to offer paid public-facing robotaxi services in Guangzhou and Shenzhen, China.
Robotrucks.   We have formed strategic partnership with China’s leading truck manufacturer SANY to co-develop intelligent trucks powered by our technology, and with Sinotrans, China’s largest freight logistics company according to CIFA, to co-deploy intelligent robotrucks in Sinotrans’ existing logistics network. We have rolled out our driverless truck platforms co-developed with SANY, and entered into a framework agreement with intended orders of robotrucks with Cyantron, an entity founded by us (as the controlling shareholder) and Sinotrans. We have deployed over 190 hub-to-hub robotrucks, of which over 160 were deployed by Cyantron. Our Virtual Driver technology, combined with the manufacturing and aftersales capability of truck OEMs and the demand and infrastructure of logistics platforms, has well positioned us in the large long-haul trucking market.
Licensing and applications.   Our strong collaborative ecosystem also includes semiconductor chip suppliers, sensor suppliers, and other types of industry stakeholders. Such deep collaborations with top-tier hardware component companies enable us to customize designs to deliver high performance and cost effectiveness, as well as to secure key supply resources.
Global expansion.    As we progressively broaden our global presence, we engage in collaborative ventures with a diverse array of business partners in selected global markets. These partnerships, spanning local governments, industry leaders, and technology innovators, are strategically aligned to advance the commercialization of our technology within these markets. For example, we formalized a memorandum of understanding with the Luxembourg government in March 2024 to propel the evolution of autonomous mobility within Luxembourg, as our regional hub. Our collaborative efforts with the Luxembourg government and local partners aim to drive technological innovation and customize solutions tailored to the European market. During the same month, we also unveiled our joint venture with PonyLink, a technology company in South Korea, to develop autonomous driving technology and services in South Korean market. Our discussions with various entities, including potential partners in Saudi Arabia, are advancing towards potential deployment in the region, and we have a formal agreement with the Abu Dhabi Investment Office to move forward with deployment in Abu Dhabi.
World-class team led by visionary and experienced senior management
We benefit from a visionary and experienced management team with profound industry insight. Our co-founders, Dr. Jun Peng and Dr. Tiancheng Lou have deep and top-notch expertise in autonomous driving technology. Co-founder and Chief Executive Officer, Dr. Jun Peng, is a thought leader in the autonomous driving space with over 20 years of experience. Co-founder and Chief Technology Officer, Dr. Tiancheng Lou, is a leading expert who pioneered the development of Level 4 autonomous driving technology and has also demonstrated a track record in leading a global R&D team consisting of high-caliber experts. Dr. Tiancheng Lou is a 10-year medalist of the TopCoder competitions and two-time champion of the global programming competition Google Code Jam.
Spearheaded by our senior management, we have built a strong team consisting of world-class industry veterans with expertise spanning AI, big data, hardware and vehicle design. As of June 30, 2024, we had 620 experienced engineers, amounting to nearly 50% of our workforce. A majority of these engineers have a master’s degree or above.
Our Growth Strategies
Accelerate commercialization across our portfolio of solutions
We intend to accelerate the commercialization of our robotaxi and robotruck services in the foreseeable future, with our superior Virtual Driver technology, strong production capability and large-scale deployment capability. We intend to further enhance mass production and operational expertise through our collaboration with strategic partners. We also plan to leverage our Virtual Driver technology to develop tailored versions of licensing and applications to fulfill different needs of OEMs and industry player customers, and monetize other near-term technology licensing opportunities. We will continue to penetrate into the growing ADAS markets and other technology licensing markets as well. In addition, we plan to strategically explore commercialization opportunities in selected global markets.
Invest in technology to drive the future of autonomous mobility
We intend to further invest in research and development and constantly evolve our autonomous driving technology to empower large-scale commercialization of fully driverless operations. In particular, we intend to advance our disruptive Virtual Driver technology, which will allow us to continue to offer safe, sustainable and accessible autonomous driving solutions. We also intend to further invest in developing our production efficiency and fleet operation systems. These advancements will enable us to achieve mass production and large-scale deployment of fully driverless autonomous vehicles across diversified transportation use cases including robotaxi and robotruck services.
Deepen our partnerships and expand our collaborative ecosystem
We intend to deepen our strong relationships with existing partners, including leading OEMs, TNCs and logistics platforms as well as hardware component companies, to support our rapid business growth and accelerate the commercialization process. As we continue to ramp up our business operations across different markets and diversified transportation use cases, we expect to collaborate with more partners in different areas to explore additional monetization opportunities.
Our Vehicle-Agnostic Virtual Driver
We have built the proprietary vehicle-agnostic Virtual Driver, our full-stack autonomous driving technology that seamlessly integrates our proprietary software, hardware and services, to deliver safe and reliable autonomous mobility in diverse use cases. Our Virtual Driver can be deployed across multiple vehicle platforms and applications to bring a compelling, customized autonomous driving experience to a wide user base in all road conditions.
Proprietary AV Software Stack
We have advanced our autonomous driving solutions by leveraging end-to-end (E2E) technology, while still integrating the key strengths of individual modules such as perception, prediction, planning and control, and simulation. This approach enhances the efficiency and reliability of our intelligent systems, delivering seamless integration and superior performance in real-world scenarios.
“E2E” — Closed-loop Evolution Driven by Advanced Technology
Our models are designed for interpretability and are powered by technology with outstanding generalization capabilities. This end-to-end approach has demonstrated safety performance that significantly exceeds that of human drivers, while also reducing the costs of scaling operations across new regions and cities.
Learnable Metric Space.   Our E2E system leverages a learnable metric space, integrated with a generative model, to simulate realistic vehicle behaviors that align with real-world distributions. This discriminator is crucial for closed-loop training to measure loss and for closed-loop testing to evaluate performance metrics. By accurately modeling and discerning these behaviors, we ensure that our autonomous driving solutions are both realistic and highly effective under various driving conditions.
Knowledge Distillation from LLMs.   Through smart labeling and feature distillation techniques, we transfer the extensive knowledge of large language models (LLMs) into our resource-constrained, on-board E2E models. This process effectively embeds the understanding of complex, long-tail scenarios into our compact models, enabling our system to handle diverse and intricate driving conditions while maintaining high efficiency and performance within limited computational constraints.
Self-Supervised Interpretation Model.   Our self-supervised interpretation model leverages unlabeled data to train both the world model and the E2E model through representation learning. This representation model allows us to further train the system with minimal labeled data to interpret E2E inference results, such as perception outcomes, prediction results, specific decisions made, and detailed scene descriptions. This comprehensive interpretability provides a deeper understanding of the autonomous system’s functionality and decision-making processes.
Learnable Optimization Model.   Our learnable optimization model seamlessly integrates model-based and optimization-based methods, combining the data-driven nature of model-based approaches with the controllability of optimization-based methods. For instance, the learnable Extended Kalman Filter (EKF) is a learnable optimization model designed for end-to-end tracking. Similarly, we develop end-to-end planning models by integrating model-based cost functions with optimization-based solvers. This hybrid approach ensures adaptability, precision, and efficiency, making our solutions highly reliable.
“Perception and Prediction” — “Zero Critical Missing” Achieved Through Large Multimodal Models with Prompt Learning
Perception.   The perception module enables our Virtual Driver to see and understand the world around our autonomous vehicle, from puddles on the road to a plastic bag flying in the air. The following diagram demonstrates how our perception module works to produce the data output required to enable autonomous driving:

By fusing and processing relevant data collected by our comprehensive sensor suite, our perception module enables object segmentation, detection, classification, tracking and scene understanding automatically. In inclement weather conditions such as sandstorms and heavy rains and snow, our perception module demonstrates superior perception capabilities compared to human drivers.
To ensure performance, we leverage a hybrid solution that combines our state-of-the-art deep learning technology and the heuristics approach to process, refine and use the relevant data collected by our sensors. In order to bridge the simulation-to-reality gap for our deep learning technology, we apply heuristics, which is an expression of human knowledge and common sense, by adding deterministic math formulas and rules to the decision-making layer — for instance, a car usually does not cross road barriers, and a pedestrian’s speed usually does not exceed 10 meters per second. This hybrid solution enables accurate detection, classifications and tracking in dense and complex environments.
Prediction.   The prediction module forecasts how other vehicles, pedestrians and other objects may move and behave based on a number of data, including the output of our perception module, raw sensor data, and data regarding historical decisions made by similar road agents. The following diagram demonstrates how our prediction module works to anticipate the trajectories of other road agents:
By using a mix of deep learning and heuristics to enable rapid learning and adaptation, our prediction module delivers a series of predicted trajectories for each observed road agent, with each trajectory having an assigned probability of occurrence. These predictions are subsequently used by our other modules, such as the “planning and control” models, to inform the decision-making process for route selection and maneuver execution.
Large multimodal models with prompt learning.   We design and train our perception and prediction modules to be capable of achieving “zero critical missing,” meaning they are able to accurately detect and classify all objects on the road and anticipate all potential object trajectories. In addition, our perception and prediction modules both utilize a large transformer framework that is multi-modal, multi-tasking and prompt-tuned, ensuring a highly reliable and accurate system with low latency.
Powered by prompt learning technologies, our perception module integrates inputs from various modalities, including point cloud, images, and electromagnetic responses, to accurately detect a variety of distinct object types based on a single model. This approach allows us to significantly reduce latency while improving the precision of perception as compared to the traditional multi-task learning technology.
Our prediction module employs a multimodal deep learning model that fuses information from both perception observations and human common senses. These common senses are represented by knowledge graphs extracted from traffic rules and human-designed prompts. Transformer structures capture the correlations between different modalities. To address corner cases such as aggressive or erratic driving behaviors, we add extra learnable and specially-designed prompts for each case, in addition to large-scale dataset of daily driving records. This approach ensures that our prediction module can efficiently respond to unexpected behaviors.
“Planning and Control” — Ensuring Safety Through Game Theory and Learning-Based Planning
Our planning and control module is designed to plan and execute safe, comfortable and efficient road maneuvers based on input from our perception and prediction modules. We leverage our strong AI capabilities to create a robust planning and control module that is capable of smoothly navigating complex road layouts — from streets and alley ways to bustling eight-lane intersections, while being prepared for outlier behaviors or unexpected events caused by other road agents.
Importantly, our data-driven planning and control module does more than directing the vehicle’s movement based on its surrounding environment and the behavior of nearby road agents — it chooses the best route, accelerates and decelerates smoothly and changes lanes appropriately, which together contribute to a safe, comfortable and efficient autonomous driving experience. This is achieved by using game theory and conditional prediction to analyze the probabilistic prediction results, and make the best driving decision under each prediction while always being prepared for the worst-case scenario.
Game theory is utilized to model and analyze the interactions between our vehicle and other road agents such as pedestrians and cyclists, with the aim of creating safer and more efficient transportation systems. For instance, if our autonomous vehicle and a human-driven car approach an intersection simultaneously, game theory can help determine the optimal decision for our vehicle. This decision can affect the overall outcome of the system, and game theory can identify the best combinations of actions to minimize conflicts, improve safety, and enhance efficiency. Using game theory results in a one-magnitude improvement in safety during rush hours and congested roads, as well as potential erratic driving behaviors. The following photos include some examples where game theory is utilized:

Example 1: Unprotected Left Turn in a Chaotic Intersection

Example 2: Moving Through Hectic Traffic Flow with Numerous Pedestrians and Cyclists

Example 3: Snowy Day. Crossing Pedestrian Interaction

Example 4: Large Construction Area. Merging with Vehicles.

To ensure that our autonomous vehicle drives like humans, we have tuned our decision maker using reinforcement learning from human feedback (RLHF). We have utilized human labelers to provide feedback on the safety, comfort and efficiency of the autonomous driving system in various scenarios. This feedback is then used to train a reward function, which guides the tuning of our deep learning decision-making on a much larger dataset. As a result, our decision-making system has sufficient generalization ability to handle both common cases and extreme scenarios.
“Closed-Loop Simulation” — Bridging the Gap Between Virtual and Real-World Driving
Our closed-loop simulation engine, PonyWorld, leverages the latest technology to create a high-fidelity environment that precisely replicates real-world conditions in both visual detail and dynamic response. This empowers us to push the boundaries of system capabilities with exceptional accuracy, simulating critical scenarios such as a child suddenly appearing, an uncovered manhole, or falling debris from vehicles ahead. The engine provides a highly efficient and flexible virtual development and testing environment, significantly enhancing safety metrics while reducing both testing time and associated costs.
For Level 2 systems, it might be feasible to predict future frames based solely on current and historical data. However, for Level 4 systems, the real challenge lies in simulating long-tail scenarios and behaviors in a way that matches real-world sampling frequencies rather than merely simulating normal behaviors or creating hypothetical scenarios. Our approach involves using records of past events and established future facts to make plausible extrapolations of various future scenarios. When the autonomous vehicles’ future actions align with these records, the truth-conditional generative model should mirror the recorded future. Conversely, when future actions deviate from the record, the model maintains plausibility by reconstructing the key behavioral characteristics that would have occurred in the recorded future.
A critical component of this system is the smart agent within the simulation, which ensures the generation of reliable simulation outcomes. Simulations provide us with a deeper understanding of how our AV software and algorithms would perform in the real world. Trustworthy simulation outcomes are essential for rapid development iteration and cannot be substituted solely by increasing the volume of road test data. To achieve this goal, other road agents in the simulation need to interact with our vehicle in a manner similar to human drivers. We use imitation learning to train these agents to behave like human drivers. Additionally, we integrate a reward function into the model that includes safety awareness, trained through human feedback. This approach allows the smart agent to react to changes in a human-like manner while ensuring safety, resulting in more realistic simulation outcomes.
“Data & Infrastructure” — Foundation to Rapid Iteration, Scalable Deployment and Efficient Testing
Successful autonomous driving technology deployment and scale rely on a complete set of supporting software infrastructure. From the real-time onboard operating and monitoring systems to offline simulation and machine learning training, and from data collecting and recording system to offline data analysis and mining, we have built a full suite of capabilities that drives rapid iteration, scalable development of a high-quality system, and efficient testing in all aspects of software and hardware development.
To ensure safe and reliable autonomous driving, all of our perception, prediction and planning and control modules are designed to deal with complex corner cases, which require a special data mining mechanism to dig from tons of road testing data that our autonomous vehicle collects on a daily basis. Therefore, we purposefully design our data mining system to automatically identify such corner cases in which our algorithms and modules need to be refined. Those corner cases will be recorded and added to our training data and simulation system.
Our onboard monitoring system schedules, runs and monitors all of our software modules underlying our Virtual Driver. It implements a unified application programming interface for seamless module communications, which maintains a stable data flow from the upstream sensors all the way to the downstream planning and control module. This has helped to ensure safety and performance of our Virtual Driver.
“Tool Chains & Metrics System” — Advancing Autonomous Driving Through Rapid Iteration and Trackable Metrics
We have developed a comprehensive, scalable, and user-friendly tool chains and metrics system to support every major stage of our technology development, ensuring both safety and reliability while accelerating the iterative cycles. Such powerful proprietary tool chains and metrics system allows us to develop and train autonomous driving systems that are capable of adapting to new cities or regions and operating effectively typically in less than two weeks.
The development of autonomous driving technology heavily relies on data and involves multiple stages, such as data analytics, data mining, code development, data labeling, model training, simulation-based evaluation, continuous integration/continuous delivery (CI/CD), and feature release. We have developed powerful, automated tool chains that provide one-stop solutions to engineers with low latency covering the entire AV software development process. Adding server resources can further reduce latency without any technical changes required. All of our tool chains are based on distributed data and computation platforms that can be easily deployed to cloud or private environments compliant with regulations.
Scaling autonomous driving technology is critical for its success as it must adapt to varying road conditions, traffic rules, and driving patterns across geographies. This poses another challenge, as autonomous driving systems must recognize and respond to various situations they may encounter on the road. With our advanced tool chains, we have significantly reduced the time required for us to penetrate a new city from six months to half a month.
Developing a consistent and accurate way to measure the performance of autonomous driving systems is critical to ensuring the safe and trackable deployment of this technology. We have created a comprehensive metrics system that combines real-world road testing and simulations to effectively measure the safety of the autonomous driving system. By leveraging the strengths of both real-world road testing and simulations, we can evaluate the system’s performance in a wide range of scenarios, which may be difficult to recreate on the road.
Our metrics system is highly sensitive and has high credibility in detecting any subtle regression in the system’s performance. This is critical to ensuring the safety of passengers and other road agents. Additionally, we have established a process for ongoing monitoring and improvement of the system’s safety performance. This includes regular updates and improvements to the system’s software and hardware, as well as ongoing testing and evaluation to ensure that the system remains safe and effective over time.

Sensors
We employ a multi-sensor approach that incorporates LiDARs, high-resolution cameras as well as radars to accurately and precisely perceive and understand the environment surrounding our autonomous vehicles. Our current autonomous vehicle model is equipped with a robust sensor suite comprising 7 LiDARs, 11 high-resolution cameras and 3 radars, which enables a 360-degree field of view without any major blind spot.
The following diagram illustrates our sensor designs on our 6th generation autonomous vehicle model:
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LiDARs.   LiDAR uses laser beams to accurately detect objects around our autonomous vehicle, which allows high resolution range sensing in all lighting conditions. We deploy 7 LiDARs on both the top and sides of our current autonomous vehicle model, which can generate precise and real-time three-dimensional images of the surrounding, from cars to traffic lights to pedestrians, in a wide range of environments and under diverse lighting conditions day and night.

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Cameras.   By equipping our autonomous vehicle with 11 high-resolution cameras at every angle, the vehicle is capable of maintaining a 360-degree view of its surrounding environment without major blind spots, thereby providing a broader picture of the traffic conditions around it. In our latest full-stack Virtual Driver, we install in-house designed cameras tailored specifically for our autonomous vehicle fleet needs. For example, the customized automotive-grade cameras improved image quality significantly, enhancing sensor data input to ensure safety, reliability and optimal performance of our autonomous driving solutions.

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Radars.   Radar emits radio waves that detect objects and gauge their distance and speed in relation to our vehicle in real time. As compared to LiDAR and camera, radar works best in inclement weather such as rain, snow and fog. Our autonomous vehicle is equipped with three long range radars at the front, back and front left corner side, respectively. On our S-AM (Sienna Autono-MaaS) autonomous vehicle model co-developed with Toyota, we further upgrade the radar suite to 4D radars with increased sensing capabilities, higher accuracy, improved object recognition, real-time adaptability and robustness.

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GNSS / IMU.   In addition to perception sensors, we also use two other types of sensors in our system, a high-accuracy global navigation satellite system (GNSS) and inertial measurement units (IMU). These sensors work together with our high-definition maps and localization module to ensure accurate positioning of our autonomous vehicles.

By synchronizing inputs from the sensor suite, we effectively balance the inherent strengths and weaknesses of the different sensors, leading to improved precision in outlining the environment around the vehicle. In addition, we also integrate information from multiple sensors of the same object type to yield a more accurate and reliable representation of the surrounding environment by taking advantage of partially overlapping fields of view. Through the seamless integration of our redundant sensor coverage and intelligent software modules, our Virtual Driver is able to sense the surrounding environment and objects at all times and in complex weather conditions, resulting in safer and more reliable autonomous driving solutions.
Through years of dedicated research and practical application of sensor technology, combined with our in-depth industry insights, we have developed a highly comprehensive sensor evaluation and selection system. This system enables us to select the best sensors available in the market while offering valuable suggestions to our suppliers on how to improve their product design and quality for autonomous driving applications. Furthermore, drawing on our unique insights into the specific demands of sensor design and functionality for autonomous vehicles, we work closely with our suppliers to develop customized sensor products that are better suited for autonomous driving scenarios. This collaboration supports the continued optimization of our highly integrated AV software and hardware, ensuring that we provide our customers with the safest, most reliable and efficient autonomous driving solutions. Built upon our extensive industry expertise and robust partnerships, we distinguish ourselves as the sole autonomous driving technology company that designs and manufactures our autonomous vehicles, integrating with auto-grade, factory-installed sensors and hardware, according to Frost & Sullivan.
Computation System
Our computation system is responsible for processing the data collected from the sensors and running our proprietary algorithms in real time to enable our vehicles to drive autonomously. In designing and configuring our computing system, we focus on performance, reliability and resource efficiency. Each piece of the computation system is validated by well-defined compliance tests. For example, the new autonomous computing unit for our latest 6th generation vehicle model is built on NVIDIA DRIVE Orin, an automotive-grade processor purpose-built for autonomous vehicles, for high performance and scalable compute.
Our in-house development of the autonomous driving computation unit (ADCU), a fully automotive-grade computing platform, has enabled us to define a computation architecture that is tailored specifically for autonomous driving applications. We have customized the memory system, data pipeline, and time synchronization topology to ensure that all processor capabilities are utilized to their maximum potential. Furthermore, our in-house ADCU can be fine-tuned to balance performance and resource consumption, making it a more sustainable and cost-effective solution. Additionally, the ADCU can be more easily adapted and upgraded as new technologies become available, enabling greater flexibility and scalability. This transition from industrial-grade to automotive-grade computing platform allows us to deploy and scale safer, more efficient and cost-effective autonomous vehicle fleets.
Vehicle Integration
Vigorous vehicle engineering brings together every piece of our Virtual Driver, from our robust AV software to the best available hardware sourced from our business partners. By seamlessly integrating them on diverse vehicle platforms, we design our autonomous vehicle, as a carrier of all, to offer the safest and smoothest passenger experience. We utilize an automated standard integration process to enhance vehicle consistency. Rigorous validation and testing at both component- and system-level, including mechanical shock, vibration, thermal chamber and waterproof tests, are conducted to ensure optimal performance, reliability, and stability. Together with our partners, we have established an integrated and streamlined assembly line, fully prepared for the mass production of vehicles incorporating our advanced Virtual Driver technology. This endeavor is bolstered by our utilization of our OEM partners' industrialized designs and supply chain management process, yielding improvements in reliability, efficiency, and scalability.
Years of testing and design improvement with our OEM partners over the course of our six generations of autonomous vehicle models underpin our confidence in our purpose-built Level 4 automation. With each new generation of our autonomous vehicle model, we strive to deliver improved and more sophisticated hardware designs that better integrate with the vehicle platform, while also enhancing cost efficiency and adaptability. Our dedication to ongoing improvement means that each iteration of our vehicle represents the latest advancements in autonomous driving technology, ensuring that we provide passengers with the safe and most advanced autonomous driving experience possible. Our highly integrated autonomous vehicles were designed to closely resemble mass-produced cars in terms of weight, power consumption, size, and other key aspects. Our latest 6th generation autonomous vehicle model, developed in partnership with Toyota, has been deployed for public-facing robotaxi services since July 2023.
Our latest 6th generation autonomous vehicle model features a redundant vehicle platform. With redundant sensors, computation systems, power, and actuators in our vehicle platforms, we can avoid single points of failure. For example, in our computation system, different processors cross-check and function as backup systems for each other, and certain algorithms running on the GPU can fall back to the CPU if an error occurs. Another example is that if the main power system fails, the backup power system will seamlessly engage and ensure continuous power to the computation system, and thus the continued operation of our Virtual Driver as a whole.
Our approach to ensuring the reliable and safe operation of our autonomous vehicle includes a three-layer redundancy comprised of (i) normal operation mode, (ii) degraded safe mode, and (iii) minimal risk condition mode. The degraded mode and minimal risk condition mode operate on physically independent redundant platforms, which include redundant sensors and computations. In the event of faults occurring during normal operation, we detect these faults and transition the system to a degraded safe mode, allowing the vehicle to drive to a safe location. If critical faults occur that cannot be addressed by the degraded safe mode, the minimal risk condition mode will be triggered, allowing the vehicle to at least stop in its lane without collision.
Remote Assistance
We have a cost-effective and scalable remote assistant system, our “RA system,” to ensure that our autonomous vehicles can handle unexpected situations with ease. This RA system benefits from low communication bandwidth and latency requirements. It is specially designed to act only at a vehicle's request. After receiving such a request, a system operator then provides his or her suggestions to such vehicle, which can make its driving decisions locally and independently. This system mitigates potential safety and security risks caused by human errors or unauthorized access to our vehicles. Each system operator can remotely monitor multiple vehicles simultaneously, which significantly improves efficiency and reduces operational costs.
Automotive-Grade Mass Production with Cost Efficiency
Our autonomous driving solution is fully prepared for mass production. We have developed our technology to ensure that all hardware complies with comprehensive automotive-grade standards, allowing us to scale production seamlessly. Additionally, we have established deep partnerships with several OEMs, who support our mass production efforts. One of the key advantages of our mass production capability is the significant reduction in costs, making our business model viable and unlocking new commercial opportunities in the autonomous vehicle market.
Commercialization Models and Services Offerings
We have been commercializing our autonomous driving technology by integrating it with vehicles of various models, classes and levels of autonomy to enable multiple commercial applications. We mainly focus on vehicles and use cases that maximize our commercial opportunity, including electric vehicle passenger “robotaxis” and long-distance, heavy-duty “robotrucks.” We also capitalize on our robust technology capabilities by offering POV intelligent driving solutions and value-added technological services.

Robotaxi Services
We provide robotaxi services to drive passengers autonomously on a ride-hailing basis in vehicles integrated with our Virtual Driver. We operate a fleet of over 250 robotaxis, with over 33.5 million kilometers of autonomous driving mileage cumulatively. Out of these autonomous driving mileage, over 17.6 million kilometers are attributable to the operation of our public-facing robotaxi services, which include mileage accumulated by our robotaxis driving on the road while waiting for passenger orders and during pick-up and drop-off of passengers. The remaining autonomous driving mileage are attributable to vehicle testing.
A Fun and Safe Ride with Our Robotaxi
We endeavor to offer a compelling autonomous driving experience to our passengers. Passengers can enjoy a safe, comfortable and convenient ride with us via a few clicks on our PonyPilot mobile app, which is currently available for download on both Apple and Android app stores. Once a passenger hails a ride, our mobile app will direct the passenger to a nearby travel station for pick up and drop off. We have built our proprietary human machine interface application PonyHI to improve passenger experience. PonyHI provides passengers with significant information about the journey, including the vehicle position, trip route, vehicle trajectory and road conditions. For our fare-charging autonomous robotaxi services, passengers can view the fare for the ride on both our PonyPilot mobile app and the in-car interactive interface, and they can complete payment on their mobile devices.
The following are screenshots of our proprietary PonyPilot mobile app:
We are currently working with a growing number of leading TNCs in China to roll out our robotaxi services across their apps, increasing the visibility and accessibility of our services. Today, passengers can easily hail our robotaxis on both our PonyPilot mobile app and the OnTime Mobility mobile app.
Commercialization Roadmaps
We launched our autonomous vehicle fleet on open roads with a safety driver in Guangzhou in February 2018, and have since then rapidly scaled our public-facing robotaxi operations in China. We currently operate a fleet of over 250 robotaxis in China, with average daily orders received per robotaxi exceeding 15 in the six months ended June 30, 2024.
Obtaining a regulatory permit represents a critical milestone of an autonomous driving company’s technological and operational readiness towards commercialization. In China, local regulators have established rigorous, comprehensive criteria to ensure the safety and commercial viability of autonomous vehicles before granting permits for road testing and commercial operations. These criteria take into account a wide range of highly specialized and technical metrics and indicators, including the proportion of autonomous driving mileage, critical intervention and accident rate performances, simulation and other road testing results, the quality of safety drivers and remote control / assistance capabilities, contingency plans, and the number of passenger orders. By carefully evaluating these factors, regulators assess the technological and operational readiness of autonomous driving companies to safely and effectively operate vehicles on public roads. Therefore, the regulatory permit review and approval process serves as a critical safeguard to ensure that only the most advanced and reliable autonomous driving technologies are allowed to be tested and deployed on public roads. With all available regulatory permits essential for providing public-facing robotaxi services received in all four Tier‑1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, we are the frontrunner in advancing commercialization of public-facing robotaxi services in China, according to Frost & Sullivan. The following diagram further illustrates the key progress we have made in obtaining major regulatory permits for providing public-facing robotaxi services in China as of the date of this prospectus.

Note: Information about issuance status of applicable regulatory permits in the table above is based on the publicly available information and our company’s best knowledge as of the date of this prospectus.
We were among the first in China to obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China. In addition, we are the only autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier‑1 cities in China, according to Frost & Sullivan. We believe this first-mover advantage for staying ahead in regulatory approval, combined with our robust technology and partnership with OEMs, has positioned us to commercialize public-facing robotaxi services at scale in China in the future.
We also have operations in the United States with a team of 101 employees. We currently have R&D and autonomous vehicle testing programs in the Bay Area, California, as well as Tucson, Arizona. In 2023 and the six months ended June 30, 2024, revenues generated in the United States, which were primarily related to certain value-added technological services as part of our licensing and applications business, and some other operating income, consistently remained below 1% of our total revenues during the relevant periods. We expect our U.S. operations to remain limited in scope, with no plans for further expansion in the foreseeable future. For additional information, see Note 2(z) and Note 2(k) to our audited consolidated financial statements and unaudited condensed consolidated financial statements, respectively, included elsewhere in this prospectus. Furthermore, we are strategically pursuing expansion opportunities in other promising markets worldwide. Collaborative partnerships have been forged with local governments, industry leaders, and technology innovators across Europe, East Asia, the Middle East and other regions, focusing on local development, deployment, and commercialization of our technology. To date, our business footprint extends to Luxembourg, South Korea, Saudi Arabia and the United Arab Emirates.

As our robotaxi services continue to scale, we are well positioned to connect and empower different stakeholders along the value chain with diversified monetization models with OEMs, TNCs and fleet companies, as illustrated by our go-to market strategies depicted in the diagram below:
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OEMs.   We believe OEMs will help us commercialize our robotaxi services at scale. We work with OEMs to co-develop and produce autonomous vehicles across various vehicle platforms. We will deepen our collaboration with an increasing number of OEM partners to constantly upgrade and optimize our autonomous vehicle models, delivering improved autonomous driving experience to passengers. The autonomous vehicles manufactured by our OEM partners will be then sold to comprise the fleets owned by ourselves or third-party fleet companies.

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Self-owned fleets & third-party fleet companies.   While we currently serve passengers with our self-owned robotaxi fleets to directly engage with them, we expect the future robotaxi fleets to be largely owned by a growing network of third-party fleet companies funded by third-party fleet owners. Under this long-term operating model, we expect to generate revenues by operating robotaxi fleets for these fleet companies. In addition, we may also generate revenues by selling autonomous vehicles co-developed with different OEM partners to them. We anticipate this model to enable a potentially asset-light and high-margin revenue stream, while allowing us to continuously focus on technology innovations and scale more rapidly across our geographic markets. In April 2024, we reached a significant milestone in our commercialization roadmap by unveiling a joint venture with Toyota. Under the terms of the joint venture agreement, Toyota will supply the joint venture, acting as a fleet company, with Toyota-branded battery electric vehicles. These vehicles, furnished with Toyota’s Level 4 autonomous driving-compatible redundant systems our advanced Virtual Driver technology and, can be accessed through our PonyPilot mobile app.

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TNCs.   Under our go-to market strategies, TNCs will serve as an effective conduit connecting our robotaxis with their expansive user bases. Both us and third-party fleet companies may offer robotaxi services to passengers through various TNCs, and receive a portion of fare paid by passengers as revenues under certain revenue sharing arrangements.

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Passengers.   As our robotaxi fleets continue to scale, passengers may access our robotaxi services either directly on our PonyPilot mobile app or through the mobile apps operated by different TNCs. Passenger fare will be charged by us and/or the applicable TNCs, as the case may be, for each ride on a robotaxi.

Robotruck Services
Building upon a common set of underlying technology, we rolled out our hub-to-hub autonomous freight solutions in March 2021 in China to capture tremendous opportunities in the truck freight market.

We have obtained autonomous driving public road testing permits in Beijing and Guangzhou, and we operate a fleet of over 190 robotrucks, consisting of both Level 2++ intelligent trucks and Level 4 driverless trucks, covering all major commercially active areas and transportation arteries throughout China. Over the course of its commercial operations, our robotruck fleet has accumulated over 51 million kilometers of driving mileage. To validate our technology and business model in anticipation of large-scale commercialization in the future, we are also running our robotrucks in a variety of business scenarios.
Adapting Our Virtual Driver to Robotruck Use Cases
While the key autonomous driving technology used in our robotruck services largely overlaps with our robotaxi services, we meticulously customize certain modules, such as sensor suite and control, to cater to the specific robotruck use cases. For example, we expand our vehicle’s detection range to approximately 500 to 1,000 meters, allowing our robotruck to drive safely at a high speed. We equip our robotrucks with back-facing cameras and radars, which are considered optimal for trucks to change or merge lanes. Additionally, short-range and wide-angle LiDARs are added to our robotrucks, eliminating any potential blind spots to improve safety.
The following diagram illustrates our sensor designs optimized for our robotrucks:

Rear Camera x2 & Radar x2
Detection Range 200m
Detect rear obstacles and assist safe lane change
Lidar x2
Detection Range 200m
360 degree obstacle detection around vehicle
Front Long-Range Lidar x1
Detection Range 500m
Detect Long-Range obstacles
Long-Range Camera x2
Detection Range 500m
Detect Long-Range obstacles
Blind Spot LiDAR x3
Detection Range up to 30m
Eliminate blind spots around the vehicle
Front Camera x1
Detection Range up to 200m
Detect front dynamic obstacles
Front Radar x1
Detection Range up to 200m
Detect front dynamic obstacles
Ultra Long-Range Camera x1
Detection Range up to 1000m
Detect Ultra-Long-Range obstacles and assist the ego to respond early

In addition, trucks are significantly less nimble than passenger cars, as characterized by longer gearshift timeframes and higher actuation accuracy requirements. Our control module is designed to dynamically adapt with high precision to varying truck trailer cargo weights as well as crosswind speeds which can both drastically alter the movement of and create unique challenges for robotrucks.
Commercialization Roadmap
The blueprint of our robotruck services is built upon our strategic relationships with truck OEMs on the one hand and logistics platforms on the other. We believe our collaboration with truck OEMs will allow us to rapidly scale the production of robotrucks integrated with our technology, whereas our cooperation with leading logistics platforms will help us apply our robotruck services to commercial use cases including intelligent hub-to-hub autonomous freight solutions. The diagram below illustrates our go-to-market strategies and our current and planned monetization models for our robotruck services.
Sinotrans partnership.   In December 2021, we announced our partnership with Sinotrans, China’s largest freight logistics company according to CIFA. We formed Cyantron as its controlling shareholder to build a mixed capacity freight service provider with our autonomous driving technology. As of the date of this prospectus, Cyantron has commenced operations with a fleet of over 160 robotrucks, consisting of Level 2++ intelligent trucks and Level 4 autonomous trucks. In the short term, Cyantron offers hybrid logistics capacity, including its robotruck services, to Sinotrans for logistics fees. As the robotruck fleet size continues to grow, Cyantron is expected to serve a growing number of Sinotrans’ freight orders across China, and offers paid robotruck services to customers at a large scale in the long term. As a result, Sinotrans and other logistics platforms in China’s truck freight market will gain access to safe, reliable and environmental-friendly freight capacity at reduced labor and other costs. Through Cyantron, we will also use data analytics to improve loading and dispatching efficiency and reduce accident rates.
SANY partnership.   As another firm step towards commercial applications of our robotruck services, we entered into a strategic partnership with SANY, a leading truck manufacturer in China, in May 2022, pursuant to which we will co-develop automotive-grade Level 4 trucks powered by our technology. As part of our strategic cooperation agreement, we are responsible for licensing our autonomous driving technology and providing technical support for the development of robotrucks, and SANY has agreed to, among other things, manufacture robotrucks at arm’s length prices, and help to market our robotrucks through its sales channels. Both parties may terminate the agreement by mutual consent or in the event of force majeure.
As Chinese local governments bolster efforts to promote and regulate the safety and commercial viability of robotruck services, we have made substantial progress in obtaining relevant regulatory permits for road testing and commercial operations. In December 2020, we were the first to obtain the robotruck road testing permit in Guangzhou, according to Frost & Sullivan. In July 2021, we expanded our road testing footprints to include Beijing and were allowed to test our robotrucks on national open highways. In January 2024, we received the very first cross-provincial robotruck road testing permit in China, according to Frost & Sullivan, and began testing on the highway freight network across the Beijing-Tianjin-Hebei region. In early 2024, we made significant progress in the commercialization of robotrucks, obtaining permissions to offer fare-charging robotruck services in cities such as Beijing and Tianjin. Through our partnership with Sinotrans, we have formed a robotruck fleet that provides routine transportation services to clients.
Licensing and Applications
Leveraging our extensive vehicle engineering and integration experience, we launched our POV intelligent driving solutions in late 2022 to empower such vehicles to achieve higher levels of driving automation. We offer a complete suite of POV intelligent driving solutions to leading vehicle companies, spanning software licensing, hardware and data analytics tools:
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Intelligent driving software solutions.   Built upon our Virtual Driver’s technology breakthroughs, we offer intelligent driving software solutions to OEMs, enabling highway and urban Navigate on Autopilot (NOA), automated parking by memory, lane centering control (LCC), adaptive cruise control (ACC), and other Level 2++ assisted driving functionality. Our strong autonomous driving software modules and algorithms, combined with our extensive testing efforts across complex operational areas, have allowed us to develop powerful yet cost-effective solutions that have achieved initial customer acceptance.

•
Proprietary vehicle domain controller products.   We offer proprietary vehicle domain controller products currently built on NVIDIA DRIVE Orin to OEMs to support their vehicles’ ADAS systems. Based on the massive data insight and industry experience we accumulated through robust vehicle testing, we developed our vehicle domain controller product to be safe, resilient and highly functional, better catering to intelligent driving use cases. This is evidenced by multiple accreditations and recognitions that we received from reputable international institutions, including ISO 26262 Functional Safety ASIL D Development Process Certification. To date, we have achieved mass production and delivery of our vehicle domain controller products, and we are also exploring market opportunities to apply our vehicle domain controller products in low-speed autonomous driving use cases, such as unmanned vehicle delivery, driverless sanitation vehicles and autonomous port operations.

•
Data analytics tool.   Our data analytics tool consists of a cloud-based data processing platform that enables the mining, collection, analysis and maintenance of data collected from a vehicle equipped with our technology, as well as a Level 4 simulation system evaluating the safety, compliance, comfortability and efficiency of the vehicle along its journey, thereby constantly improving the vehicle’s ADAS system.

In addition, we also provide certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases. Furthermore, we also offer V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience.
Ecosystem of Partners
Around our core technology, we have built a thriving ecosystem of industry and technology partners, including OEMs, TNCs and logistics platforms, semiconductor chip suppliers, sensor suppliers, and other types of industry stakeholders. These strategic partnerships allow us to continue to hone our expertise in developing cutting-edge autonomous driving software and technology, but at the same time effectively leverage the manufacturing, product development, customer networks, and service expertise of our partners to scale and monetize our technology globally.
The following diagram illustrates our key partners and our cooperation with them.

The collaborative ecosystem around our technology and partners connects us with the vehicle and component suppliers, and the mass service demand from TNCs and logistics platforms. This connection has enabled us to scale our autonomous vehicle fleets integrated with our Virtual Driver, while simultaneously applying such autonomous vehicles across diversified commercial use cases in a cost-effective way.
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Robotaxi services:   we have strategically built in-depth collaborations with leading OEMs such as Toyota, SAIC, GAC and FAW to co-develop and mass-produce autonomous vehicles. Through our phase 1 collaboration with Toyota, we successfully launched our 6th generation autonomous vehicle model in January 2022 to support fully driverless robotaxi operations. The partnerships with these leading OEMs have significantly increased our ability to scale our technology globally with reliable, integrated vehicle platforms. In addition, we have formed partnerships with leading TNCs, such as GAC-backed OnTime Mobility, Alipay and Amap to scale and expand our robotaxi services and enhance passenger coverage. For example, with strategic investments in OnTime Mobility in April 2022, OnTime Mobility has rolled out a fleet of 50 vehicles integrated with our Virtual Driver on its mobile app to offer paid public-facing robotaxi services in Guangzhou and Shenzhen, China.

•
Robotruck services:   we have formed strategic partnerships with China’s leading truck manufacturer SANY to co-develop intelligent trucks powered by our technology, and with Sinotrans, China’s largest freight logistics company according to CIFA, to co-deploy Level 2++ intelligent trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. Our Virtual Driver technology, combined with the manufacturing and aftersales capability of truck OEMs and the demand and infrastructure of logistics platforms, has positioned us to capitalize on opportunities in China’s large trucking market.

•
Licensing and applications:   we have co-development collaborations with logistics customers, such as Meituan, Neolix and Cainiao, on hardware components, and with NVIDIA. Such deep collaborations with top-tier hardware component companies enable us to customize designs to deliver high performance and cost effectiveness, as well as to secure supply during uptime.

As we progressively broaden our global presence, we engage in collaborative ventures with a diverse array of business partners in selected global markets. These partnerships, spanning local governments, industry leaders, and technology innovators, are strategically aligned to advance the commercialization of our technology within these markets. For example, we formalized a memorandum of understanding with the Luxembourg government in March 2024 to propel the evolution of autonomous mobility within Luxembourg, as our regional hub. Our collaborative efforts with the Luxembourg government and local partners aim to drive technological innovation and customize solutions tailored to the European market. During the same month, we also unveiled our joint venture with PonyLink, a technology company in South Korea, to develop autonomous driving technology and services for the South Korean market. Our discussions with various entities, including potential partners in Saudi Arabia, are advancing towards potential deployment in the region, and we have a formal agreement with the Abu Dhabi Investment Office to move forward with deployment in Abu Dhabi.
Under the contractual arrangements with our major strategic partners, we typically maintain ownership of the intellectual property rights that were developed by us. In cases where joint collaboration results in new intellectual property, the ownership of these rights is typically shared between ourselves and our strategic partners. Our agreements with these partners ensure that all parties benefit from the co-development and deployment of new technologies, while also providing clear guidelines for the protection and management of intellectual property. By working closely with our partners and taking a collaborative approach to innovation, we are able to leverage our collective strengths and drive the continued growth of our business.
Customers and Suppliers
At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing and applications business. To a lesser extent, our customers also include passengers who access our robotaxi services via our PonyPilot mobile app. In 2022, 2023 and the six months ended June 30, 2024, we had 20, 52 and 57 corporate customers, respectively, in addition to individual customers who were passengers of our robotaxi services. These customers include Chinese companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing.
We have historically generated revenues from a small group of customers during the early stage of commercialization. Our top three customers accounted for an aggregate of 58.7%, 65.8% and 62.8% of our revenues in 2022, 2023 and the six months ended June 30, 2024, respectively. These were primarily customers of our (i) engineering solution services, (ii) transportation services provided by our robotruck fleet, and (iii) licensing and applications business. There was one customer who was one of our top three customers in each period of 2022, 2023 and the six months ended June 30, 2024. There is no preexisting relationship between any member of our management team with these customers. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer base and profile are expected to constantly change, and we expect to further reduce our customer concentration.
Our suppliers include primarily various component and service suppliers, such as semiconductor chip suppliers and sensor suppliers. We collaborate with these suppliers, which co-design with and/or supply to us certain key components used in our sensor suite and hardware, allowing us to focus our endeavors on research and development while improving our ability to mass produce and commercialize our technology. As of June 30, 2024, we had over three years of cooperation with over 40% of our key suppliers.
Research and Development
We have invested a significant amount of time and effort into research and development of proprietary artificial intelligence, algorithms and software and hardware components to constantly enhance the capability of our Virtual Driver and solidify our technology leadership in the market. As the commercial deployment of our autonomous driving technology progresses, we are also devoted to adapting and optimizing our technology to different commercial use cases. As of June 30, 2024, we had 620 engineers, researchers and scientists whose expertise spans a broad range of disciplines such as vehicle engineering, industry design, AI and machine learning and data analytics. Our research and development teams are responsible for the design, development and testing of our autonomous driving technology.
Our research and development presence across multiple locations has enabled us to develop, test and refine our autonomous driving technology based on diverse road, and weather, resulting in more reliable, resilient and scalable autonomous driving solutions. Our multi-center approach, combined with our leadership in the industry, also allows us to attract and retain top talents across the world, which contributes to our long-term business growth.

Intellectual Property
We rely on proprietary technology and we are dependent on our ability to protect such technology. We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements to protect our intellectual property. We also maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary information agreements for the protection and confidentiality of our proprietary information. As of June 30, 2024, we have registered 284 patents, 128 copyrights, 538 trademarks in China, and 185 patents and 72 trademarks globally. We have also registered 46 domain names globally.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our intellectual property and proprietary rights is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property and proprietary rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate lawsuits against us alleging infringement of their intellectual property or proprietary rights or declaring their non-infringement of our intellectual property or proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be available only on commercially unreasonable and unfavorable terms, which may adversely affect our business, results of operations and financial condition. For additional information on the risks relating to intellectual property, see the section titled “Risk Factors — Risks Related to Our Business and Industry — We rely on patents, unpatented proprietary know-how, trade secrets and contractual restrictions to protect our intellectual property and other proprietary rights. Failure to adequately obtain, maintain, enforce and protect our intellectual property and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition,” and “Risk Factors — Risks Related to Our Business and Industry — We may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary technology or other intellectual property rights, which could be time-consuming and costly and result in significant legal liability or require us to cease using certain technology or other intellectual property rights, which could harm our business, financial condition, operating results, and reputation.”
Data Security and Privacy
To enable our autonomous driving solutions, we collect, store, transmit and otherwise process data from vehicles, users, employees, drivers and other third parties, some of which may involve personal data or confidential or proprietary information, such as a user’s name, phone number, place of departure and destination. We have implemented and maintained data protection policies, including our data classification policy and data life cycle specification, which have been designed to ensure that the collection, use, storage, transmission and dissemination of such data are in compliance with applicable laws across jurisdictions in which we operate, including China and the United States, and with prevalent industry practice. In particular, data collected in different markets across the globe are stored and maintained locally and separately from each other, in compliance with applicable local laws and regulations. We endeavor to keep our users informed of how their personal information is handled by us throughout its life cycle. Users may access our privacy policy on our official site, which describes the type of personal information we collect, and how we use, share and protect users’ personal information, among other information.
We have established an all-round information system designed in compliance with data security requirements and best practices and intend to continually invest heavily in data security and privacy protection. Our information system applies multiple layers of safeguards, including internal and external firewalls, enterprise-standard web application firewalls, and risk management platform. We adopt various technical means including encryption, desensitization, verification and backup to ensure the confidentiality, integrity and availability of the data we collect throughout its life cycle. We implement a robust internal authentication and authorization system designed to ensure confidential and important data can only be accessed by authorized staff. We have also completed certain information security, privacy and compliance certifications/validations. For instance, our system is on file with the relevant public security authorities in China with a Level 3 information system security level.
In addition, we have a designated data security team and an incident response team comprising members across various disciplines to provide daily cybersecurity and data security protection support, including a quick, effective and orderly response to servers and personal information related potential or actual incidents such as virus infections, hacker attempts and break-ins, improper disclosure of confidential information, system service interruptions, breach of personal information, and other events with serious information security implications. Our data security team will report to our board of directors, including Ms. Asmau Ahmed, who brings her rich experience in data privacy management and will serve as our independent director upon this offering.
As of the date of this prospectus, we have not received any claim from any third party against us alleging any violation of such party’s data privacy rights, and we have not experienced any material data loss or breach incidents. See “Risk Factors — Risks Related to Our Business and Industry — Any unauthorized access, collection, control, manipulation, interruption, compromise or improper disclosure of personal information, cyber-attacks or other security incidents or data breaches that affect our networks or systems, or those of our service providers or our customers and/or passengers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services or our platform and data, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data, in any case of the foregoing, which could adversely affect our business, financial condition and results of operations.”
Environmental, Social and Governance
We are committed to promoting corporate social responsibility and sustainable development and integrating it into all major aspects of our business operations. Corporate social responsibility is viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders by embracing diversity and public interests. Our board of directors will assume the critical role of evaluating and managing corporate social responsibility strategies and policies, including Ms. Asmau Ahmed, who is expected to bring her extensive expertise and experience in technological innovations to develop and implement our social responsibility initiatives as a leading technology company.
The autonomous driving technology we are developing has significant safety benefits. Our autonomous driving technology is designed to reduce the risk of human error on the road, which is a major cause of accidents and fatalities worldwide. By achieving that, our autonomous vehicles have the potential to reduce crashes, prevent injuries and save lives.
We aim to build a sustainable community with our employees, customers and business partners by supporting local initiatives that aim to create effective and lasting benefits to the local community, through various initiatives that may include corporate philanthropy, establishing community partnerships, and mobilizing our employees to participate in volunteer work. Our corporate social responsibility footprints follow us everywhere we go. In Beijing, we launched a charity campaign in April 2022 together with the Red Cross Society of China and the White Whale charity organization, promoting low-carbon commutes and donating supplies to people in need. In Guangzhou and Shenzhen, we took the initiative to support farming communities and purchased fruits from local farmers to ease the impact of the COVID-19 on their business. In addition, we collaborated with local associations and schools across China to co-host on-campus science and technology events, promoting autonomous driving technology to the rising next generations in China.
We strive to reduce our carbon footprint and promote sustainable development. We design our autonomous vehicles to be capable of operating more efficiently than human-driven cars by optimizing routes, maintaining a consistent speed and avoiding sudden acceleration or braking, which helps to reduce fuel consumption and carbon emission. Our vehicle testing results indicate that robotrucks integrated with our Virtual Driver technology can achieve a fuel consumption reduction of over 10% when compared to trucks operated by human drivers. The autonomous vehicle models we are co-developing with our OEM partners are primarily based on electric vehicle platforms, which produce fewer emissions than traditional gasoline-powered vehicles. We also endeavor to reduce negative impacts on the environment through our commitment to energy saving and sustainable development during our day-to-day business operations. For example, we incorporate environmental concerns into the design, decoration and operation of our workplace in Shanghai. We apply 3M window film to 80 square meters of the window glass in our Shanghai office, which is expected to save 7530 KwH of electricity and reduce CO2 by 7.23 tons. Additionally, we launched an office-wide Clean Plastic Project in Shanghai in August 2022, which aims to recycle and reuse plastic bottles that are not yet effectively absorbed by the food chain, turning them into valuable items.
Employees are what have been driving our long-term growth. We endeavor to create a comfortable, free and equal working environment for our employees and to help them grow and thrive alongside our business expansion. In recognition of the support from our employees’ family members, we hosted our “Family Day” event for three years in a row, inviting them to visit our office, communicate with our senior management team and have in-person autonomous driving experience. While maximizing equal career opportunity for everyone, we will also continue to promote work-life balance and create a pleasant culture in our workplace for our employees.
Transition risks related to climate change may have material effects on our business, financial condition and results of operations. For example, governments and regulatory authorities around the world are increasingly introducing policies and regulations aimed at reducing greenhouse gas emissions and mitigating the impacts of climate change. Governments may introduce emissions standards or regulations that impose operational and compliance burdens on autonomous driving companies including us, such as restrictions on the use of certain types of vehicles or fuels. We may also face higher costs associated with compliance and carbon pricing, which could impact our financial condition and results of operations.
Competition
We face competition from primarily technology-focused companies building end-to-end technical capabilities for autonomous driving applications, and autonomous players building internal autonomous development programs. The principal competitive success factors in our market include but not limited to:
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Technology quality, safety and reliability;

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Vehicle engineering and integration capabilities;

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Business model and go-to-market approach;

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Strategic partnerships;

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Cost efficiency; and

•
Patents and intellectual property portfolio.

Because of the depth and breadth of our talents, full-stack autonomous driving technology, differentiated go-to-market approach, and extensive strategic partnerships that drive commercialization at scale, we believe that we are able to compete favorably across these factors.
See the section titled “Risk Factors” for a more comprehensive description of risks related to competition.
Our People
We pride ourselves on the talent, passion, and dedication of our employees, who are united in our vision to make autonomous mobility safe, sustainable and accessible to people and businesses around the world. As of December 31, 2022 and 2023 and June 30, 2024, we had a total of 1,275, 1,306 and 1,359 employees, respectively. A substantial majority of our employees are based in China, with the remaining located in Fremont, California.
The following table sets forth the breakdowns of our employees by functions as of June 30, 2024:

Function	Number of Employees	Percentage
Research and development	601	44.2%
Technology deployment and production	214	15.7%
Operation	387	28.5%
Sales, general and administration	157	11.6%
Total	1,359	100.0%
We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.
Facilities
Our principal executive office is located in Guangzhou, China, with an aggregate of 12,889.93 square meters, primarily for corporate administration as well as research and development. We also have leased properties in Beijing, Shanghai, Shenzhen and some other cities in China, with a total of 36,063.68 square meters, primarily for office, research and development and fleet operation uses. In addition, we operate internationally with offices and facilities in the United States, including Fremont, California and Tucson, Arizona, with an aggregate of 36,403 square feet. We believe that our current facilities are adequate to meet our current needs.
Legal Proceedings
We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.

REGULATION
PRC REGULATIONS
This section sets forth a summary of the most significant PRC laws and regulations relevant to our business and operations in the PRC and the key provisions of such laws and regulations.
Regulations on Foreign Investment
The Company Law of the PRC, promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, last amended on December 29. 2023 and came into effect on July 1, 2024, governs the establishment, operation and management of companies in the PRC, including foreign-invested companies. Unless foreign investment laws provide otherwise, foreign- invested companies shall abide by the Company Law of the PRC.
On January 1, 2020, the Foreign Investment Law of the PRC (the “FIL”) became effective and simultaneously replaced the prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.
Pursuant to the FIL, China has adopted a system of pre-establishment national treatment plus a negative list with respect to foreign investment administration. The negative list shall be issued by, amended or released upon approval by the State Council, from time to time. The negative list sets forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside of the negative list will be treated equally. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), which was promulgated by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and became effective on November 1, 2024, and the Catalogue of Encouraged Industries for Foreign Investment (2022 Version), which was promulgated by the NDRC and the MOFCOM on October 25, 2022 and became effective on January 1, 2023, replace previous negative list and encouraging catalogue and list the categories of encouraged, restricted, and prohibited industries.
On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which became effective on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information to the MOFCOM and its local counterparts when foreign investors carry out investment activities directly or indirectly within China, and its subsequent changes are required to submit an initial or change report through the enterprise registration system.
Pursuant to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM on December 19, 2020 and became effective on January 18, 2021, any foreign investment that has or possibly has an impact on state security shall be subject to security review in accordance with the provisions hereof.
Regulations on Autonomous Driving
On July 27, 2021, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security (the “MPS”) and the Ministry of Transport (the “MOT”) promulgated the Administrative Norms for Road Testing and Demonstrative Application of Intelligent Connected Vehicles (for Trial

Implementation) (the “Road Testing Administrative Norms”), which came into effect on September 1, 2021 and replaced the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) issued in April 2018. The Road Testing Administrative Norms is the main national level regulation on road testing of autonomous driving vehicles in the PRC, under which, road testing refers to the testing of autonomous driving function of intelligent connected vehicles (a PRC regulatory concept that encompasses autonomous driving vehicles) carried out on the designated sections of highways, urban roads and other roads used for the passage of public motor vehicles, and “demonstrative application” of such vehicles refers to pilot and experimental activities of driving such vehicles with passengers and goods, which are carried out on designated sections of certain roads that are used for passage of public motor vehicles.
Pursuant to the Road Testing Administrative Norms, any entity intending to conduct a road testing of autonomous driving vehicles must obtain a road-testing certificate and a temporary license plate for each tested vehicle. To qualify for these required licenses, an autonomous driving applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered in the PRC with the capacity to conduct businesses in relation to intelligent connected vehicles, such as manufacturing, R&D and testing of vehicles and vehicle parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitoring of the tested vehicles, and with the ability of event recording, analysis and reproduction of the vehicles under road testing and ensuring the network security of the vehicles and the remote monitoring platforms; (ii) the vehicles must be equipped with a driving system that can switch between autonomous pilot mode and human driving mode in a safe, quick and simple manner and allows human driver to take control of the vehicle instantaneously when necessary; (iii) the vehicles must be equipped with the functions of recording, storing and real-time monitoring the condition of the vehicle and be able to transmit real-time data of the vehicle; (iv) the applicant entity must sign an employment or labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. The testing duration for a road testing should not exceed 18 months in principle, and should not exceed the validity period of the certificate of safety technical inspection and the insurance voucher of the tested vehicle.
Pursuant to the Road Testing Administrative Norms, a road-testing entity and a demonstrative application entity must submit a periodic report every 6 months to the competent governmental authority and provide a summary report within 1 month upon conclusion of the road testing or demonstrative application. The entity responsible for the road testing or the demonstrative application must report information on the traffic accidents during the road testing or demonstrative application to the competent authorities on a monthly basis. In case of any traffic violation, the traffic administrative department of the public security department must impose the penalties on the responsible parties in accordance with the laws and regulations on road traffic safety. In the case of serious injuries or deaths of any person or serious damage of a vehicle, the entity responsible for the road testing or the demonstrative application must report such accident to the competent governmental authority within 24 hours, and if such entity fails to report as required, its road testing or demonstrative application activities may be suspended for 24 months.
On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, which strengthens the safety management of products with autopilot function and provides that such products shall at least meet the requirements as follows: (i) being able to automatically identify the failure of the autopilot system and whether the designed operating conditions are continuously satisfied, and to take measures to minimize risks; (ii) having the function of human-computer interaction to display the operating status of the autopilot system; (iii) having the event data recording system and the autopilot data recording system; (iv) satisfying the process assurance requirements, such as functional safety and network security, as well as testing requirements in relation to simulation, roads, network security, software upgrading and data recording.
On August 25, 2022, the Ministry of Natural Resources issued the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying, Mapping and Geo-information, which among others, provides that for any vehicle manufacturer, service provider or autonomous driving software provider that engages in the collection, storage, transmission and processing of certain geo-information that is surveying and mapping data in nature, if it is a domestic enterprise, it shall obtain the surveying and mapping qualification in accordance with the law or engage an agency with such qualification to carry out the surveying and mapping activities; if it is a foreign-invested enterprise, it shall engage an agency with such qualification to carry out the surveying and mapping activities. Pursuant to the Notice on Strengthening the Production, Test, Application and Management of Autopilot Maps issued by the former National Administration of Surveying, Mapping and Geo-information on February 3, 2016, without the approval of the regulatory authorities of surveying, mapping and geo-information at or above the provincial level, mapping data may not be provided to or shared with foreign entities and individuals or foreign-invested enterprises incorporated in the PRC. Pursuant to the Surveying and Mapping Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 28, 1992, and last amended on April 27, 2017 and became effective on July 1, 2017, conducting surveying and mapping activities without obtaining the necessary qualification may be ordered to cease such activities, and the unlawful gains from the surveying and mapping activities shall be confiscated. In addition, a fine of not less than one time but not more than two times of the unlawful gains from the activities may be imposed on.
On August 20, 2021, the MIIT promulgated the Taxonomy of Driving Automation for Vehicles, which became effective on March 1, 2022. It provides for six levels from Level 0 to 5 for the taxonomy of driving automation, among which Level 2 refers to combined driving assistance, Level 3 refers to conditionally- automated driving, Level 4 refers to highly-automated driving and Level 5 refers to fully-automated driving. On November 17, 2023. the MIIT, the MPS, the Ministry of Housing and Urban-Rural Development and the MOT promulgated the Notice on Carrying out the Pilot Program of Market Access and Road Passage for Intelligent Connected Vehicles, which provides that the aforementioned authorities will select intelligent connected vehicle products with Level 3 and Level 4 qualified for mass production as the pilot program of market access, and launch the pilot program of road passage for intelligent connected vehicle products that have been granted access within specified areas. On November 21, 2023, the MOT issued the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation), which specifically provides the requirements for commercial operation of autonomous vehicles in respect of the scope of application, basic principles, application scenarios, operators of autopilot transport, transport vehicles, staffing, safety assurance, supervision and administration. On July 26, 2024, the Ministry of Natural Resources promulgated The Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles, and emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geoinformation data and cross-border transfer of such data, strengthening the regulation of geoinformation security, encouraging the exploration of geographic information security application, etc.
A number of local governments in China, such as Beijing, Guangzhou, Shanghai and Shenzhen, have also released rules that regulate road testing and application of autonomous driving vehicles. For example, Beijing Municipal Commission of Transport, Beijing Municipal Bureau of Public Security and Beijing Municipal Bureau of Economy and Information Technology promulgated the Implementing Rules for Road Testing Management of Autonomous Vehicles (for Trial Implementation), effective on November 12, 2020, which stipulates the detailed procedures and requirements for road testing and trial operations in Beijing, including those for general technical test, special weather test, highway test, driverless test, etc. On July 8, 2021, Guangzhou Municipal Industry and Information Technology Bureau promulgated the Opinions on Gradually Launching Regional Piloting Policies for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments, and the Work Plan for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments, which among others, provide that intelligent connected vehicles (autonomous driving) may be used to carry out passenger transport activities, such as taxis and buses, and carry out ordinary road freight transport (except for dangerous goods) and other demonstrative operations, provided that the relevant license, permit and other regulatory requirements are met.
Regulations on Road Transport
Pursuant to the Regulations on Road Transport, which was promulgated by the State Council on April 30, 2004, last amended on July 20, 2023, and became effective on July 20, 2023, operators engaging in the road passenger transport business operations, the road freight transport business operations and road transport related business shall abide by this regulation. An operator may engage in freight transport business only after obtaining a road transport business operation license, except for those operators that use any general freight transport vehicle with a total mass of 4.5 tons or below to engage in the general freight transport business operations. In addition, any vehicle used by freight transport business operators for transportation shall obtain a vehicle operation certificate, except for those vehicles with a total mass of 4.5 tons or below. The road transport business operation license as well as the vehicle operation certificate are also required for operating the road passenger transport business.
Pursuant to the Administrative Provisions on Road Freight Transport and Stations promulgated by the MOT on June 16, 2005, last amended on November 10, 2023 and became effective on the same date, an operator of road freight transport shall engage in business operations of road freight transport within the business scope as specified in the operation license for road transport and shall hire drivers with practice qualification certificates as required by the relevant provisions. If an operator intends to establish a branch engaging in road freight transport business, it shall file for record with the competent road transport department of the place where the branch is to be established.
On August 11, 2021, the MOT promulgated the Provisions on the Administration of Cruising Taxi Operating Services, which provides that cruising taxi operating services refer to the business activities of cruising on the street for attracting customers or waiting for passengers at taxi ranks, spraying and installing the taxi logos, providing travelling services for passengers through the passenger cars with seven seats or less and driving services, driving according to the wishes of passengers, and charging fares by mileage and time. Operators shall apply to the local government for providing cruising taxi services, and the local government shall issue a written decision on approving administrative licensing for cruising taxi operation, specify the business scope, the operating areas, the number of vehicles and the requirements therefor, the valid period of the right to operate cruising taxis, and other matters, and issue the road transport business license to the applicant, if the applicant is satisfied with the requirements. After verifying that the vehicles comply with the relevant requirements, the licensing authority shall issue the road transport certificates to the vehicles.
Regulations on Road Traffic Safety
The Road Traffic Safety Law, which promulgated by the SCNPC on October 28, 2003, and last amended and became effective on April 29, 2021, sets out the basic framework for road traffic safety and provides the rules for the drivers of vehicles, pedestrians, passengers and the entities and individuals involved in road traffic activities. Pursuant to the Road Traffic Safety Law, the relevant traffic control department of the public security authorities shall be in charge of determination of responsibilities in traffic accidents, which is also reiterated and brought into details by the last amended Regulation for the Implementation of the Road Traffic Safety Law of the PRC promulgated by the State Council on October 7, 2017.
On March 24, 2021, the MPS issued the Draft Proposed Amendments of the Road Traffic Safety Law (the “MPS Proposed Amendments”). The MPS Proposed Amendments clarify, among others, the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The MPS Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. The MPS Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by relevant departments of the State Council. However, the last amended Road Traffic Safety Law did not adopt the aforementioned proposed amendments.
Regulations on Cybersecurity, Information Security, Privacy and Data Protection
Cybersecurity
Pursuant to the National Security Law of the PRC promulgated by the SCNPC on February 22, 1993 and latest amended and became effective on July 1, 2015, the state shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security, so as to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017. The Cybersecurity Law requires network operators to perform certain functions related to cyber security protection and strengthen the network information management. For instance, under the Cybersecurity Law, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC, fulfill additional obligations of security protection, and is subject to cybersecurity review when purchasing of network products and services that may threaten the national security. When collecting and using personal information, in accordance with the Cybersecurity Law, network operators shall abide by the “lawful, justifiable and necessary” principles. Network operators shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Network operators shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent specific person from being identified and such information from being restored.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (the “CII Regulations”), effective on September 1, 2021. Pursuant to the CII Regulations, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data leakage. The competent regulatory authorities as well as the supervision and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.
On December 28, 2021, thirteen regulatory authorities, including the Cyberspace Administration of China (the “CAC”), the China Securities Regulatory Commission (the “CSRC”), jointly released the Cybersecurity Review Measures (the “Cybersecurity Review Measures”) which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators holding personal information of over one million users shall apply for cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.
On July 22, 2020, the MPS issued the Guiding Opinions on Implementing the Multi-Level Protection Scheme for Cybersecurity and the Security Protection System for Critical Information Infrastructure (the “Guiding Opinions on MLPS and CII”). The Guiding Opinions on MLPS and CII restates the basic principles and work objectives of implementing the requirements on multi-level protection scheme and security protection of critical information infrastructure, and requires network operators to undertake the assessment and filing of their own network systems in time under the multi-level protection scheme. In addition, according to the Guiding Opinions on MLPS and CII, the industrial regulatory authorities shall develop the rules for the identification of critical information infrastructure in such industries, promptly notify the relevant operators of the identification results and report the same to the MPS for record.
Data Protection
On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which became effective on September 1, 2021. The Data Security Law provides for data security obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
On August 16, 2021, five regulatory authorities, including the CAC, promulgated the Several Provisions on the Administration of Automotive Data Security Management (for Trial Implementation) (the “Provisions on Automotive Data Security”), which became effective on October 1, 2021. The Provisions on Automotive Data Security clearly defines the definition of “automotive data”, “processing of automotive data”, “automotive data processor”, “personal information”, “sensitive personal information” and “important data”, and further elaborate the principles of and requirements for the automotive data operating activities within the PRC. Furthermore, the Provisions on Automotive Data Security also prescribes the implementation of classified protection of cybersecurity, the obligations of automotive data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for processing sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.
On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (for Trial Implementation) (the “MIIT Measures for Data Security”), which became effective on January 1, 2023. In accordance with the MIIT Measures for Data Security, data processors in the field of industry and information technology shall classify data firstly based on the data’s category and then match the corresponding organizational and technical measures. It also imposes certain obligations on them in relation to, among others, implementation of data full-life security protection system which includes data collection, data storage, data usage, data transmission, data disclosure, safety audit and emergency plans.
On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer (the “Measures for Data Cross-border Transfer”), which became effective on September 1, 2022. The Measures for Data Cross-border Transfer provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contains important data; (ii) where a personal information processor that has processed personal information of more than one million individuals or an critical information infrastructure operator provides personal information overseas; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-border data transfers is required.
On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Cross-border Transfer of Personal Information (the “Measures for Standard Contract”), which became effective on June 1, 2023. The Measures for Standard Contract requires that any personal information processor transferring personal information abroad by entering into the standard contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Where there are other relevant provisions in any laws, administrative regulations or rules of the CAC, such provisions shall apply. It also emphasizes that any personal information processor shall not use methods such as quantity splitting of the personal information that is required by law to undergo the security assessment for data cross-border transfer under the Measures for Data Cross-border Transfer. The standard contract shall be concluded in strict accordance with the annex of the Measures for Standard Contract, and the personal information processors shall, within 10 working days after the standard contract enters into effect, apply for filing with the local cyberspace administration at the provincial level.

On March 22, 2024, the Provisions on Promoting and Regulating Cross-border Data Flows (the “New Provisions on Cross-border Data Flows”), which’s promulgated by the CAC, became effective. Under the New Provisions on Cross-border Data Flows, to provide the data collected and generated in such activities as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which do not contain personal information or important data, to overseas parties, it is exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information. It also emphasizes that, where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year, it may be exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information.
On September 24, 2024, the Regulation on Network Data Security Management (the “Network Data Regulation”) was promulgated by the State Council, and will become effective as of January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.
Personal Information Protection
On May 28, 2020, the SCNPC adopted the Civil Code of the PRC (the “Civil Code”), effective on January 1, 2021. Pursuant to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe an individual’s right of privacy, unless otherwise prescribed by law or with the consent of such individual or such individual’s guardian. In addition, any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor shall not divulge or falsify the personal information collected and stored by it, or illegally provide the personal information of an individual to others without the consent of such individual , except for information that has been processed so that specific person cannot be identified and that cannot be restored.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “Personal Information Protection Law”), which integrates the scattered rules with respect to personal information rights and privacy protection and became effective on November 1, 2021. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the CAC and operators of critical information infrastructure are required to store, within the territory of the PRC, the personal information collected and produced within the territory of the PRC. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and other sensitive personal information.
On July 16, 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collection and use of users’ personal information and they cannot collect or use their information without users’ consent. Telecommunication business operators and

Internet service providers must specify the purposes, manners and scopes of personal information collection and usage, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.
On January 23, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restate the requirement of legal collection and use of personal information, and announces that the above departments jointly organize the special governance against the illegal collection and use of personal information in China from January to December 2019.
In March 2019, the Personal Information Protection Tasks Force on Apps issued the Guide to the Self-Assessment of Illegal Collection and Use of Personal Information by Apps, which’s recommended to be used by App operators to carry out self-check concerning their collection and use of personal information, in the aspects of texts of privacy policies, activities of collection and use of personal information by Apps, and protection of users’ rights by App operators.
On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.
On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Provisions on the Scope of Essential Personal Information for Common Types of Mobile Internet Applications with effective date from May 1, 2021. In relation to ride hailing applications, the basic functional services are “online taxi booking service, cruise taxi call service”, for which the necessary personal information includes mobile phone numbers, place of departure, place of destination, location information, whereabouts and tracks of passengers and payment information. In addition, Internet application operators shall not refuse users from using the basic functions of the Internet application on the ground that users do not agree to the collection of unnecessary personal information.
Regulations on Foreign Exchange Control and Dividend Distribution
Regulations on Foreign Currency Exchange
Pursuant to the Foreign Exchange Administrative Regulations of the PRC promulgated by the State Council on January 29, 1996, and last amended and became effective on August 5, 2008, Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments after the relevant financial institutions have reasonably examined the authenticity of the transactions and their consistency with foreign exchange receipts and payments, but are not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside the PRC unless the approval of the State Administration of Foreign Exchange of the PRC (the “SAFE”) or its local counterparts is obtained in advance.
On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises (the “Circular 19”), which became effective on June 1, 2015 and amended in 2019 and 2023. The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign

Exchange Settlement under the Capital Account (the “Circular 16”) on June 9, 2016, which, among other things, amended certain provisions of the Circular 19. According to the Circular 19 and the Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the Circular 19 or the Circular 16 could result in administrative penalties.
On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.
On October 23, 2019, the SAFE issued the Notice on Further Promoting Cross-border Trade and Investment Facilitation and last amended on December 4, 2023 by the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (the “Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.
On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “Circular 8”). The Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.
Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents
On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. Under the SAFE Circular 37, (i) before the PRC residents or entities conducting investment in offshore special purpose vehicles with their legitimate onshore and offshore assets or equities, they must register with local SAFE branches with respect to their investments; and (ii) following the initial registration, they must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions).
The SAFE further promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment on February 13, 2015, which came into effect on June 1, 2015 and allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of foreign exchange controls.

Regulations on Dividend Distribution
Under applicable PRC laws and regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on the PRC accounting standards to other reserve funds. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset and the reserve funds have been funded. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations on Intellectual Property
Patent
The Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 and became effective on June 1, 2021, provides for three types of patents, namely, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.
Copyright
The Copyright Law of the PRC (the “Copyright Law”), which first became effective on June 1, 1991, and was latest amended in 2020 and became effective on June 1, 2021, provides that PRC citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center.
Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on June 4, 1991, and amended on January 30, 2013 and became effective on March 1, 2013, software copyright owners may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. Software copyright owners may authorize others to exercise that copyright, and is entitled to receive remuneration.
Trademark
Pursuant to the Trademark Law of the PRC, promulgated by the SCNPC on August 23, 1982, and last amended on April 23, 2019 and became effective on November 11, 2019, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. A registered trademark is valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

Domain Names
Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, and the Implementing Rules on Registration of National Top-level Domain Names promulgated by China Internet Network Information Centre and took into effect on June 18, 2019. The domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.
Regulations on Taxation
Enterprise Income Tax
According to the Enterprise Income Tax Law of the PRC (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007, and was last amended and became effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007, and was amended and became effective on April 23, 2019, enterprises are classified as “resident enterprises” and “non-resident enterprises”, and both resident enterprises and non-resident enterprises are subject to tax in the PRC. Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered to be PRC resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.
Pursuant to Notice of the State Taxation Administration on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management (the “STA Circular 82”) issued by the State Taxation Administration of the PRC (the “STA”) in April 2009 and amended in December 2017, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. The STA issued additional rules to provide more guidance on the implementation of STA Circular 82 in July 2011, and issued an amendment to STA Circular 82 in January 2014 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise. Although the STA Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global income, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.”
In addition, pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Dividends Withholding Tax
According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such tax arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR.
However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the STA and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by the STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.
Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which became effective on January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming for the enjoyment of treaty benefits, and retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by relevant competent tax authorities.
Value-added Tax and Business Tax
Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax. In November 2011, the Ministry of Finance (the “MOF”) and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the MOF and the STA promulgated five circulars to further expand the scope of services that are to be subject to value-added tax (the “VAT”) instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services, and from May 1, 2016, VAT replaced business tax in all industries on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of the People’s Republic of China on Value Added Tax to reflect the normalization of the pilot program.
On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement of Strengthening Reform of VAT Policies (the “Announcement No. 39”), which provides certain VAT reduction arrangements. According to the Announcement No. 39: (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is respectively adjusted to 13% or 9%; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.
Enterprise Income Tax on Indirect Transfer of Non-Resident Enterprises
On December 10, 2009, the STA issued the Notice on Strengthening the Administration of Enterprise Income Tax on Equity Transfers of Non-resident Enterprises (the “Circular 698”). By promulgating and implementing the Circular 698, the PRC tax authorities enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The STA further issued the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (the “Circular 7”) on February 3, 2015, which replaces certain provisions in the Circular 698. The Circular 7 introduces a new tax regime that is significantly different from that under the Circular 698. The Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The Circular 7 also provides clearer criteria than the Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets of the PRC resident enterprise.
On October 17, 2017, the STA promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (the “STA Circular 37”), which replaced the Circular 698 and certain provisions in the Circular 7 on December 1, 2017 and was partly amended on June 15, 2018. The STA Circular 37, among other things, simplifies the procedures of withholding and payment of income tax levied on non-resident enterprises. Pursuant to STA Circular 37, where the party responsible for withholding such income tax did not, or was unable to, withhold the taxes that should have been withheld to the relevant tax authority, the party may be subject to penalties. Where the non-resident enterprise receiving such income failed to declare and pay taxes that should have been withheld to the relevant tax authority, the party may be ordered to rectify within a specific time limit.
Regulations on Employment and Social Welfare
The Labor Contract Law
The PRC employment laws and regulations mainly include the Labor Law of the PRC promulgated by the SCNPC on July 5, 1994, and last amended and became effective on December 29, 2018, the Labor Contract Law of the PRC promulgated by the SCNPC on June 29, 2007, and amended on December 28, 2012 and became effective on July 1, 2013, and the Regulations on the Implementation of the Labor Contract Law promulgated by the State Council and became effective on September 18, 2008. According to such employment laws and regulations, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage standard and must be paid in a timely manner. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. It is required that employers provide safe and sanitary working conditions for employees.
Social Insurance and Housing Fund
Pursuant to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, and was amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, employment injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while employment injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fee, and where late payment fee is not made within the stipulated period, the relevant administrative authorities shall impose a fine.
Pursuant to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council on April 3, 1999, and last amended and became effective on March 24, 2019, enterprises in the PRC must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine.
Labor Dispatch
Pursuant to the Interim Provisions on Labor Dispatch issued on January 24, 2014, and implemented on March 1, 2014, by the Ministry of Human Resources and Social Security, employers may only use dispatched workers for temporary, ancillary, or substitute positions. The aforementioned temporary positions shall mean positions lasting for no more than six months; ancillary positions shall mean positions of non-major business that serve positions of major business; and substitute positions shall mean positions that can be substituted by other workers for a certain period during which the workers who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. Pursuant to the Interim Provisions on Labor Dispatch, employers should strictly control the number of dispatched workers, and the number of the dispatched workers shall not exceed 10% of the total amount of their employees. Pursuant to the Labor Contract Law, where rectification is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.
Employee Stock Incentive Plan
Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.
In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC regulatory authorities.
Regulations on Anti-Monopoly and Anti-Unfair Competition
Pursuant to the Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which was amended on June 24, 2022 and became effective on August 1, 2022, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the

Anti-monopoly Guidelines for the Platform Economy Sector (the “Anti-monopoly Guideline”), aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.
Pursuant to the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993, which was amended on April 23, 2019 and became effective on the same date, operators are prohibited from engaging in unfair competition activities such as market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, and illegitimate premium sales. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.
Regulations on M&A Rules and Overseas Listings
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, State-owned Assets Supervision and Administration Commission of the State Council, STA, State Administration for Industry and Commerce of the PRC, CSRC and SAFE, issued the Regulations on Merger with and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles that controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain the approval of China Securities Regulatory Commission prior to publicly listing their securities on an overseas stock exchange.
On February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Circular 6”), which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “MOFCOM Security Review Regulations”), which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.
On February 17, 2023, the CSRC published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in

China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China.
The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC a report and a relevant legal opinion issued by a domestic law firm within three business days after occurrence of such change.
Based on the Overseas Listing Trial Measures, violation of the Overseas Listing Trial Measures or the completion of an overseas listing in breach of the conditions listed in the Overseas Listing Trial Measures may result in rectification, warning and a fine ranging from RMB1,000,000 to RMB10,000,000. Furthermore, the controlling shareholders and actual controllers of the relevant PRC domestic companies that organize or instruct such violations or enable such violations by concealing relevant matters, may be subject to a fine ranging from RMB1,000,000 to RMB10,000,000; and the directly responsible supervisors and other directly liable persons may be subject to warning and a fine ranging from RMB500,000 to RMB5,000,000.
On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective from March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.
U.S. REGULATIONS
While autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States, there has been relatively little mandatory government regulation of the autonomous driving industry to date in the United States. At both the federal and state levels, the United States provides a positive regulatory environment to permit safe testing and development of autonomous vehicle functionality. Currently, there are no Federal Motor Vehicle Safety Standards (“FMVSS”) that relate to the performance of autonomous driving technology. Further, there are currently no widely accepted uniform standards to certify autonomous driving technology and its commercial use on public roads.
As of now, the safety of commercial motor vehicles is regulated by the NHTSA and the Federal Motor Carrier Safety Administration (the “FMCSA”). NHTSA establishes the FFMVSS for motor vehicles and motor vehicle equipment and oversees the actions that manufacturers of motor vehicles and motor vehicle equipment are required to take regarding the reporting of information related to defects or injuries related to their products and the recall and repair of vehicles and equipment that contain safety defects or fail to comply with the FMVSS. FMCSA regulates the safety of commercial motor carriers operating in interstate commerce, the qualifications and safety of commercial motor vehicle drivers, and the safe operation of commercial trucks.
Motor vehicle equipment manufacturers are subject to existing stringent requirements under the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. They are also subject to the existing TREAD Act, which requires motor vehicle equipment manufacturers to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury.
At the state level, states, such as Arizona, Florida, Nevada, and Texas, continue to attract autonomous driving companies with a welcoming regulatory climate that provides the predictability necessary to deploy autonomous driving technology in those communities. Some states, particularly California, impose restrictions and enforce some operational or registration requirements for certain autonomous functions, and many other states are still considering them.
In addition, the autonomous driving industry is also subject to trade, customs product classification and sourcing regulations as well as various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. Specifically, it’s subject the laws and regulations of export controls, including the U.S. Department of Commerce’s Export Administration Regulations, and the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety. Moreover, it’s subject to environmental regulations, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include permits, licenses and inspections of company facilities and products.
The U.S. federal government and various states and governmental agencies also have adopted or are considering adopting various laws, regulations, and standards regarding the collection, use, retention, security, disclosure, transfer, and other processing of sensitive and personal information. In addition, many states have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, in 2018, California enacted the California Consumer Privacy Act , which came into effect on January 1, 2020, and has since been amended by the California Privacy Rights Act which came into effect on January 1, 2023 (collectively, the “CCPA”). The CCPA creates individual privacy rights for California residents, including rights to opt out of certain processing such as the transfer of personal information for the purpose of cross contextual behavioral advertising, the processing of sensitive personal information for certain purposes, as well as “sales” of personal information, and increases the privacy and security obligations of entities handling personal information of California consumers and meeting certain thresholds. The CCPA is currently enforceable by the California Attorney General, and provides for civil penalties for violations as well as a private right of action for certain data breaches that result in the unauthorized access to, or exfiltration, theft or disclosure of certain types of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, class action data breach litigation. Though regulatory fines have been imposed, the CCPA has not been subject to significant litigation and judicial interpretation and it remains unclear how various provisions will be enforced. Additionally, the CCPA’s further expansion under the California Privacy Rights Act may impact our business particularly given its establishment of a new regulatory agency dedicated to enforcing the CCPA’s requirements in addition to the California Attorney General, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses, and potentially change our business practices, in an effort to comply.
In addition, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data. Violators may be subject to injunctions and civil penalties of up to $5,000 per violation. New legislation proposed or enacted in Illinois, Massachusetts, New Jersey, New York, Rhode Island, Washington, and other states, and a proposed right to privacy amendment to the Vermont Constitution, imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process confidential, sensitive, and personal information, and will continue to shape the data privacy environment throughout the United States. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which the autonomous driving industry would become subject if it is enacted.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our executive officers and directors upon the completion of this offering.
Directors and Executive Officers	Age	Position/Title
Dr. Jun Peng	50	Chairman of the Board, Co-founder, Chief Executive Officer
Dr. Tiancheng Lou	38	Director, Co-founder, Chief Technology Officer
Mr. Fei Zhang	51	Director
Mr. Takeo Hamada	56	Director
Dr. Haojun Wang	48	Chief Financial Officer
Mr. Ning Zhang	38	Vice President
Mr. Hengyu Li	41	Vice President
Dr. Luyi Mo	35	Vice President
Tian Gao Esq.	39	Vice President, Chief of Staff, General Counsel
Mr. Jackson Tai*	74	Independent Director
Dr. Mark Qiu*	60	Independent Director
Ms. Asmau Ahmed*	46	Independent Director

*
Each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed has accepted our appointment as an independent director, effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Dr. Jun Peng co-founded Pony in 2016 and currently serves as Chairman of the Board and our Chief Executive Officer. Prior to co-founding Pony, Dr. Peng served as the Chief Architect of Baidu (Nasdaq: BIDU, HKEX: 9888) from 2011 to 2016, in charge of the R&D of Baidu’s autonomous driving unit. Prior to that, Dr. Peng worked as a software engineer at Google (Nasdaq: GOOGL, GOOG) between 2005 and 2011, specializing in back-end and front-end advertising systems. Dr. Peng obtained a bachelor’s degree from Tsinghua University, a master’s degree from the State University of New York-Buffalo, and a Ph.D. degree from Stanford University.
Dr. Tiancheng Lou co-founded Pony in 2016 and currently serves as a Director and our Chief Technology Officer. Prior to co-founding Pony, Dr. Lou worked at Quora and Baidu (Nasdaq: BIDU, HKEX: 9888). At Baidu, he was recognized as the youngest Principal Engineer. Prior to that, Dr. Lou worked as an engineer at Google (Nasdaq: GOOGL, GOOG) from 2012 to 2016 and joined their autonomous driving unit in his last year there. Dr. Lou holds a bachelor’s degree in computer science and a Ph.D. degree in computer science from Tsinghua University. Dr. Lou is well-known as a top computer programmer, who is a 10-year medalist of the TopCoder competitions and 2-time champion of the global programming competition Google Code Jam.
Mr. Fei Zhang joined Pony in 2017 and currently serves as our director. Currently, Mr. Zhang is also the non-executive director of Kuaishou Technology (HKEX: 01024, 81024), and is primarily responsible for participating in the formulation of business plans and strategic and major decisions therein. Mr. Zhang has over 20 years of venture capital experience, with a focus in the areas of AI/cloud computing, social/digital media and entertainment, and electric vehicle/autonomous driving. He was a partner at Ceyuan Ventures in Beijing from 2004 to 2007, where he set up and managed a venture fund and led investments in multiple portfolios. Since January 2011, Mr. Zhang was a partner of 5Y Capital (formerly known as Morningside Venture Capital). Around 2016, he founded and has been a fund manager and the responsible officer of Neumann Advisory Hong Kong Limited, a SFC Type 9 licensed corporation. Mr. Zhang received a bachelor’s degree of engineering in automation and control from the Shanghai Jiao Tong University in July 1994, and an MBA degree from the China Europe International Business School in May 1999.

Mr. Takeo Hamada joined Pony in 2023 and currently serves as our director. He acts as the executive vice president of Toyota Motor (China) Investment Co., Ltd. (“TMCI”), and the project manager of Toyota Motor Corporation (“TMC”) (NYSE: TM) currently. Mr. Hamada joined TMC in April 1991. From January 2012 to January 2015, he was dispatched to Toyota Motor North America, Inc. Upon his return in January 2015, Mr. Hamada joined IVI system development division, where he was promoted to the general manager in April 2016. In January 2021, he became the general manager of the connected management division. Mr. Hamada got his bachelor's degree from Kobe University in 1991.
Dr. Haojun Wang joined Pony in 2016 and currently serves as our Chief Financial Officer. He also heads our human resources team. He is responsible for our corporate financing transactions and oversees our financial planning and management matters. Prior to joining Pony, Dr. Wang worked at Baidu (Nasdaq: BIDU, HKEX: 9888) as a software architect and then a senior software architect from 2014 to 2016. Prior to that, Dr. Wang worked at IBM (NYSE: IBM) as an advisory software engineer from 2009 to 2014 and worked at Shanghai Online as software engineer from 1998 to 2001. Dr. Wang holds a bachelor’s degree in information engineering from Shanghai Jiao Tong University and a Ph.D. in computer science from University of Southern California.
Mr. Ning Zhang has served as our vice president since 2017. Mr. Zhang currently serves as our vice president, general manager of our Beijing R&D Center and head of our autonomous driving system. Prior to joining Pony, Mr. Zhang worked at Google (Nasdaq: GOOGL, GOOG) as an engineer from 2014 to 2017. He studied under the tutelage of Academician Yao Qizhi (the only Turing Award winner in China), and was a member of the first Yao Class of Tsinghua University. He received a bachelor’s degree in computer science from Tsinghua University and a master’s degree in computer science from the University of Waterloo in Canada.
Mr. Hengyu Li joined Pony in 2017 and currently serves as our vice president. Mr. Li established our Beijing R&D center from scratch, and is currently overseeing our robotruck business. Prior to joining Pony, Mr. Li worked at Baidu (Nasdaq: BIDU, HKEX: 9888) as a senior engineer in its advertisement search and autonomous driving unit from 2008 to 2017 and was awarded the 2013 Baidu “Million Dollar Prize.” Mr. Li holds a bachelor’s degree in electronics and information technology from Sichuan University and a master’s degree in communication and information system from Sichuan University.
Dr. Luyi Mo joined Pony in 2018 and currently serves as our vice president. She is responsible for overseeing our Guangzhou and Shenzhen offices as well as our robotaxi service and operation. Prior to joining Pony, Dr. Mo worked as a senior software engineer at NetEase (Nasdaq: NTES, HKEX: 9999), specializing in game engine development. Dr. Mo holds a bachelor’s degree in mathematics from Zhejiang University and a Ph.D. degree in computer science from the University of Hong Kong. During her university time, Dr. Mo received world champion at the 35th Annual ACM International Collegiate Programming Contest World Finals in 2011, making her the first female world champion from China since 1977.
Tian Gao Esq. joined Pony in 2021 and currently serves as our vice president and chief of staff. He works closely with our Chief Executive Officer in furthering Pony’s corporate strategy, corporate finance, commercialization and other important company initiatives. He also heads our global legal and public relation teams and serves as our general counsel and the secretary of our board of directors. Prior to joining Pony, Tian Gao Esq. worked at Cleary Gottlieb Steen & Hamilton LLP’s New York and Beijing offices from 2010 to 2021, during which period he served as an associate and then as a counsel. Tian Gao Esq. holds a bachelor’s degree in law from Renmin University of China, a master’s degree in law from the University of Pennsylvania, and a J.D. degree from the University of Chicago. Tian Gao Esq. is a member of the New York Bar.
Mr. Jackson Tai will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Currently, Mr. Tai serves as the non-executive directors of WuXi Biologics (HKEX: 2269), SEED Therapeutics and Novita Pharmaceutical since 2023. From 2008 to 2023, Mr. Tai held various director positions in Eli Lilly and Company (NYSE: LLY), HSBC Holdings plc (NYSE: HSBC, LSEG: HSBA, HKEX: 0005) and Mastercard Incorporated (NYSE: MA). Prior to that, Mr. Tai joined DBS Bank Limited as the chief financial officer in July 1999, and served as the vice chairman and chief executive officer of both DBS Group Holdings Limited and DBS Bank Limited from June 2002 to December 2007. Prior to that, Mr. Tai was an investment banker with J.P. Morgan & Co.

Incorporated from 1974 to 1999. Mr. Tai received a Bachelor of Science degree from Rensselaer Polytechnic Institute in 1972, and an MBA from Harvard University in 1974.
Dr. Mark Qiu will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Currently, Dr. Qiu is the chief executive officer and founding managing partner of China Renaissance Capital Investment. Prior to that, Dr. Qiu joined the CNOOC (HKEX: 0883, SSE: 600938) in 2001, and served as the chief financial officer and senior vice president. From 1998 to 2000, Dr. Qiu was with Salomon Smith Barney, last as the head of its Asia oil and gas investment banking group. From 1993 to 1997, Dr. Qiu held various positions with Atlantic Richfield Corporation. From 1990 to 1993, Dr. Qiu served as a staff consultant with RHR International. Dr. Qiu received a Bachelor of Science degree from Hangzhou University in 1984, and a Ph.D. and a Master of Science degree in decision science from the University of Texas at Arlington in 1990, and an MBA from the Massachusetts Institute of Technology in 1998.
Ms. Asmau Ahmed will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Ahmed currently serves as the director of QuinStreet, Inc (Nasdaq: QNST) since July 2021 and of blackcomputeHER since July 2018. Previously, Ms. Ahmed served as a managing director at Alphabet Inc. (Nasdaq: GOOG, GOOGL) from July 2021 to April 2024. From September 2018 to July 2021, Ms. Ahmed served as a SVP/managing director at Bank of America. From September 2016 to August 2018, Ms. Ahmed served as a digital product executive at Capital One. From January 2012 to December 2017, Ms. Ahmed was a founder, chief executive officer, and board member at Plum Perfect. From September 2006 to November 2012, Ms. Ahmed served as a management consultant at Deloitte. Ms. Ahmed received a bachelor's degree from the University of Virginia and an MBA from Columbia Business School.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.
Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Board of Directors
Our board of directors will consist of seven directors, including three independent directors, namely Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.
A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.
Committees of the Board of Directors
We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We intend to establish these committees prior to the completion of this offering. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, and is chaired by Mr. Jackson Tai. We have determined that each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed satisfies the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•
reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•
approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•
obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•
reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•
discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•
reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•
discussing the annual audited financial statements with management and the independent registered public accounting firm;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•
establishing and overseeing procedures for the handling of complaints and whistleblowing;

•
meeting separately and periodically with management and the independent registered public accounting firm;

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•
reporting regularly to the board.

Compensation Committee.   Our compensation committee will consist of Dr. Jun Peng, Mr. Fei Zhang and Dr. Mark Qiu and is chaired by Dr. Jun Peng. We have determined that Dr. Mark Qiu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:
•
overseeing the development and implementation of compensation programs in consultation with our management;

•
at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•
at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•
at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•
reviewing executive officer and director indemnification and insurance matters;

•
overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•
reporting regularly to the board.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of Dr. Jun Peng, Mr. Fei Zhang and Dr. Mark Qiu, and is chaired by Dr. Jun Peng. We have determined that Dr. Mark Qiu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
•
recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•
developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•
selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•
evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tied vote at a board meeting, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board. Other than our independent directors, each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. Each independent director shall hold such position for two years upon the effectiveness of our registration statement on Form F-1 to which this prospectus forms a part, or until such time as such individual resigns or is removed, replaced or otherwise disqualified in accordance with our post-offering amended and restated memorandum and articles of association and applicable director agreements, whichever is earlier. Upon the expiry of the initial two-year term, each independent director that remains on our board of directors may be re-appointed by the board or re-elected by an ordinary resolution of our shareholders in accordance with our post-offering amended and restated memorandum and articles of association, and in the event an independent director is to be re-appointed by our board of directors, such independent director shall recuse himself or herself from voting on the resolution regarding his or her own re-appointment. For the avoidance of doubt, the independent director may exercise his or her voting rights with respect to the re-election and reappointment of other independent directors.
A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by any applicable law or rules of the Nasdaq from being a director; and (v) is removed from office pursuant to any other provisions of our post-IPO amended and restated memorandum and articles of association.

Interested Transactions
A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
Compensation of Directors and Executive Officers
For the year ended December 31, 2023, we paid an aggregate of US$3.2 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers. For equity incentive grants to our directors and executive officers, see “— Equity Incentive Plans.”
Equity Incentive Plan
2016 Share Plan
We adopted an employee equity incentive plan (the “2016 Share Plan”) in November 2016. The purpose of the 2016 Share Plan is to enable us to grant equity awards to selected participants as incentives or rewards for their contribution to our group, in particular, (i) to motivate them to optimize their performance and efficiency for the benefit of our group; (ii) to attract and retain them whose contributions are or will be beneficial to our group; and (iii) to encourage them to enhance cooperation and communication amongst team members for the growth of our group. The maximum number of ordinary shares that may be issued pursuant to equity awards granted under the 2016 Share Plan is 58,427,257, subject to certain adjustments pursuant to the terms of the 2016 Share Plan.
As of September 30, 2024, awards with options to purchase a total of 8,779,356 share options and 29,768,956 restricted share units corresponding to a total of 38,548,312 underlying Class A ordinary shares had been granted and are outstanding under the 2016 Share Plan, among which 642,726 share options and 4,065,800 restricted share units had become vested.
The following paragraphs summarize the terms of the 2016 Share Plan.
Types of Awards.   The 2016 Share Plan permits the direct award or sale of shares and the grant of options to purchase shares or restricted share units. Options may be ISOs intended to qualify under Code Section 422 or non-statutory options not intended to so qualify.
Plan Administration.   The 2016 Share Plan shall be may be administered by one or more committees and each Committee shall consist of one or more members of the Board of Directors who have been appointed by the Board of Directors.
Eligibility.   Only employees, outside directors and consultants shall be eligible for the grant of non-statutory options, restricted share units or the direct award or sale of shares. Only employees and certain other qualified persons shall be eligible for the grant of ISOs.
Grant or Purchase Agreement.   Under the 2016 Share Plan, each award of shares shall be evidenced by a Share Grant Agreement between the Grantee and our company, and each sale of shares shall be evidenced by a Share Purchase Agreement between the Purchaser and our company. Such award or sale shall be subject to all applicable terms and conditions which are not inconsistent with the 2016 Share Plan and which the board of directors deems appropriate for inclusion in a Share Grant Agreement or Share Purchase Agreement. The provisions of the various Share Grant Agreements and Share Purchase Agreements entered into under the 2016 Share Plan need not be identical.
Option Agreement.   Each grant of an option under the 2016 Share Plan shall be evidenced by a Share Option Agreement between the Optionee and our company. The option shall be subject to all applicable terms and conditions of the 2016 Share Plan and may be subject to any other terms and conditions that are not inconsistent with the 2016 Share Plan and that the board of directors deems appropriate for inclusion in a Share Option Agreement. An Optionee, or a transferee of an Optionee, shall have no rights as a shareholder with respect to any Shares covered by the Optionee’s option until such person becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such option.
Payment for Shares.   The entire purchase price or Exercise Price of shares issued under the 2016 Share Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided. In addition, the Board of Directors in its sole discretion may also permit payment through any of the methods: (i) services rendered, (ii) promissory note, (iii) surrender of shares, (iv) exercise/sale, (v) net exercise, and (vi) other forms of payment.
Restricted Share Unit Award Agreement.   Under the 2016 Share Plan, each award of restricted share unit award shall be evidenced by a Restricted Share Unit Award Agreement between the Grantee and our company. Each Restricted Share Unit Award may or may not be subject to vesting, as determined by the Board of Directors in its sole discretion. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Award Agreement. The holders of Restricted Share Unit Awards shall have no voting rights.
Settlement of Restricted Share Unit Awards.   Settlement of any vested Restricted Share Unit Award may be made in the form of (a) shares, (b) cash or (c) any combination of both, as determined by the Board of Directors in its sole discretion. The actual number of Restricted Share Units eligible for settlement may be larger or smaller than the number included in the original Restricted Share Unit Award, based on predetermined performance factors. Methods of converting Restricted Share Units into cash may include (without limitation) a method based on the average fair market value of a share over a series of trading days.
Amendment, Suspension or Termination of the 2016 Share Plan.   The board of directors may amend, suspend or terminate the 2016 Share Plan at any time and for any reason, except that to the extent required by applicable law, any amendment of the 2016 Share Plan will be subject to the approval of our company’s shareholders within 12 months of the amendment date if it (i) increases the number of shares available for issuance (unless otherwise provided under the 2016 Share Plan), or (ii) materially changes the class of persons who are eligible for the grant of ISOs. In addition, an amendment effecting any other material change to the term of the 2016 Share Plan will be subject to approval of our company’s shareholders only if required by applicable law. Shareholder approval shall not be required for any other amendment of the 2016 Share Plan.

The following table summarizes, as of the date of this prospectus, the number of Class A ordinary shares underlying options, restricted share units and other equity awards that we granted to our directors and executive officers and are outstanding:
	Class A Ordinary Shares Underlying Options or Restricted Share Units	Purchase or Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Dr. Jun Peng	—	—	—	—
Dr. Tiancheng Lou	—	—	—	—
Mr. Fei Zhang	—	—	—	—
Mr. Takeo Hamada	—	—	—	—
Dr. Haojun Wang	*	US$0.0005 N/A(1)	December 5, 2016 Various dates from February 24, 2021 to December 10, 2023	December 4, 2026 Various dates from February 23, 2031 to December 9, 2033
Mr. Ning Zhang	*	US$0.82	July 18, 2019	July 17, 2029
	*	N/A(1)	Various dates from March 30, 2018 to December 10, 2023	Various dates from March 29, 2028 to December 9, 2033
Mr. Hengyu Li	*	N/A(1)	Various dates from March 30, 2018 to December 10, 2023	Various dates from March 29, 2028 to December 9, 2033
Dr. Luyi Mo	*	US$0.63 to US$1.65	September 5, 2018 and April 23, 2020	September 4, 2028 and April 22, 2030
	*	N/A(1)	Various dates from May 28, 2021 to December 10, 2023	Various dates from May 27, 2031 to December 9, 2033
Tian Gao Esq.	*	N/A(1)	Various dates from May 28, 2021 to December 10, 2023	Various dates from May 27, 2031 to December 9, 2033
All directors and executive officers as a group	4,101,417	—	—	—

Notes:
*
Less than 1% of our total outstanding shares.

(1)
No exercise price with respect to restricted share units held by such individual(s).

As of the date of this prospectus, the total number of Class A ordinary shares underlying the options and restricted share units that we granted to directors and executive officers as a group and are outstanding was 4,101,417. As of the date of this prospectus, our employees and other qualified individuals other than members of our senior management as a group held a total of 7,968,889 outstanding share options and 26,433,969 outstanding restricted share units, which will entitle them to acquire 34,402,858 ordinary shares of our company.
For discussions of our accounting policies and estimates for awards granted pursuant to the 2016 Share Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

PRINCIPAL SHAREHOLDERS
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our issued and outstanding Series A, Series B, Series B+, Series B2, Series C, Series C+ and Series D preferred shares into Class A ordinary shares, by:
•
each of our directors and executive officers; and

•
each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. Dr. Jun Peng, our Chief Executive Officer and chairman of the board, and Dr. Tiancheng Lou, our Chief Technology Officer and director, beneficially own Class B ordinary shares. All the issued and outstanding preferred shares prior to this offering will be converted into Class A ordinary shares, at an initial conversion ratio of (i) 1:1 for Series A, B, B+, B2 and C preferred shares, (ii) 1:1.4439 for Series C+ preferred shares and (iii) 1:2.3377 for Series D preferred shares, immediately prior to the completion of this offering.
The calculations in the table below are based on 317,158,957 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus and       ordinary shares issued and outstanding immediately after the completion of this offering and the concurrent private placements, including (i)        Class A ordinary shares to be sold by us in this offering in the form of ADSs (assuming that the underwriters do not exercise their option to purchase additional ADSs) and       Class A ordinary shares to be issued in the concurrent private placements, calculated based on an assumed initial offering price of US$      per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, (ii) 81,088,770 Class B ordinary shares beneficially owned by Dr. Jun Peng and Dr. Tiancheng Lou, (iii) 10,660,389 Class A ordinary shares issued and outstanding prior to this offering, and (iv) 225,409,798 Class A ordinary shares converted from our preferred shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior To This Offering And The Concurrent Private Placements			Ordinary Shares Beneficially Owned After This Offering And The Concurrent Private Placements
	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares on an as- converted basis**	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares on an as- converted basis	% of aggregate voting power***
Directors and Executive Officers:†
Dr. Jun Peng(1)	—	60,000,000	18.9%
Dr. Tiancheng Lou(2)	110,828	21,088,770	6.7%
Mr. Fei Zhang	*	—	*
Mr. Takeo Hamada	—	—	—
Dr. Haojun Wang	*	—	*
Mr. Ning Zhang	*	—	*
Mr. Hengyu Li	*	—	*
Dr. Luyi Mo	*	—	*
Tian Gao Esq.	*	—	*
Mr. Jackson Tai††	—	—	—
Dr. Mark Qiu††	—	—	—
Ms. Asmau Ahmed††	—	—	—
All directors and executive officers as a group	5,866,374	81,088,770	27.0%
Principal Shareholders:
Dr. Jun Peng(1)	—	60,000,000	18.9%
Toyota Motor Corporation(3)	42,453,831	—	13.4%
Entities affiliated with HongShan(4)	32,307,267	—	10.2%
2774719 Ontario Limited(5)	21,641,766	—	6.8%
Dr. Tiancheng Lou(2)	110,828	21,088,770	6.7%
IDG entities(6)	18,248,471	—	5.8%
5Y Capital entities(7)	18,157,297	—	5.7%

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 317,158,957, being the number of ordinary shares outstanding on an as-converted basis as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Our current issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Dr. Jun Peng, our Chief Executive Officer and director, and Dr. Tiancheng Lou, our Chief Technology Officer and director, collectively beneficially own all of our issued Class B ordinary shares and collectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†
The address of our directors and executive officers (except Dr. Jun Peng, Dr. Tiancheng Lou, Dr. Haojun Wang and Dr. Luyi Mo) is A1 Building, Zhongguancun No.1 West Zone, 81 Beiqing Road, Haidian District, Beijing, People’s Republic of China. The address of Dr. Jun Peng, Dr. Tiancheng Lou and Dr. Haojun Wang is 3501 Gateway Blvd, Fremont, CA, 94538. The address of Dr. Luyi Mo is 13 F, Mingzhu Development Building, Nansha District, Guangzhou, Guangdong, People’s Republic of China.

††
Each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed has accepted our appointment as an independent director, effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Represents (i) 57,978,000 Class B ordinary shares held of record by Dr. Jun Peng, (ii) 1,011,000 Class B ordinary shares held of record by Alicia Peng Irrevocable Trust for the benefit of Dr. Jun Peng, and (iii) 1,011,000 Class B ordinary shares held of record by Selena Peng Irrevocable Trust for the benefit of Dr. Jun Peng. The business address of Dr. Jun Peng is 2948 Villa Savona Ct, Fremont, CA 94539, USA. The trustee of both Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust is Juan Xu.

(2)
Represents (i) 110,828 Series A preferred shares held of record by IWAY LLC, a Delaware company wholly owned by

Dr. Tiancheng Lou, (ii) 19,068,770 Class B ordinary shares held of record by IWAY LLC, and (iii) 2,020,000 Class B ordinary shares held of record by Amber Luna Lou Irrevocable Trust for the benefit of Dr. Tiancheng Lou. The registered address of IWAY LLC is the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The trustee of Amber Luna Lou Irrevocable Trust is the South Dakota Trust Company LLC.
(3)
Represents 42,453,831 Series C preferred shares held of record by Toyota Motor Corporation, a company incorporated in Japan. The registered address of Toyota Motor Corporation is 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota Motor Corporation is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange and the London Stock Exchange. Toyota Motor Corporation is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange.

(4)
Represents (i) 24,290,370 Series A preferred shares and 2,887,060 Series B preferred shares held of record by HSG Venture VI Holdco, Ltd., and (ii) 4,362,919 Series B+ preferred shares and 766,918 Series B2 preferred shares held of record by HSG Venture VII Holdco, Ltd. HSG Venture VI Holdco, Ltd. is wholly owned by HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. The sole shareholder of HSG Venture VII Holdco, Ltd. is HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P. The general partner of HSG Venture VII Management, L.P. is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is in turn wholly owned by Mr. Neil Nanpeng Shen. The registered address of each of HSG Venture VI Holdco, Ltd. and HSG Venture VII Holdco, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)
Represents 5,306,729 Series C preferred shares, 9,697,001 Series C+ preferred shares and 998,219 Series D preferred shares held of record by 2774719 Ontario Limited, a corporation wholly-owned by Ontario Teachers’ Pension Plan Board (“OTPP”), which is the largest single-profession pension plan in Canada. It is an independent organization responsible for investing the pension fund’s assets and administers the pensions of 340,000 active and retired teachers in Ontario. OTPP has offices in Toronto, Hong Kong, London, Mumbai, San Francisco, Dallas, Sao Paulo, New York and Singapore. The registered address of 2774719 Ontario Limited is 160 Front Street West, Suite 3200, Toronto, Ontario, M5J 0G4, Canada.

(6)
Represents (i) 7,177,800 Series A preferred shares, 2,047,490 Series B preferred shares, 483,466 Series B+ preferred shares and 393,909 Series B2 preferred shares held of record by IDG China Venture Capital Fund IV L.P., a limited partnership organized in the Cayman Islands, (ii) 918,990 Series A preferred shares, 262,150 Series B preferred shares, 61,899 Series B+ preferred shares and 50,433 Series B2 preferred shares held of record by IDG China IV Investors L.P., a limited partnership organized in the Cayman Islands, (iii) 233,390 Class A ordinary shares and 6,296,199 Series B preferred shares held of record by IDG China Capital Fund III L.P., a limited partnership organized in the Cayman Islands, and (iv) 11,536 Class A ordinary shares and 311,209 Series B preferred shares held of record by IDG China Capital III Investors L.P., a limited partnership organized in the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. IDG China Venture Capital Fund GP IV Associates Ltd. is also the general partner of IDG China IV Investors L.P.. The general partner of IDG China Capital Fund III L.P. is IDG China Capital Fund III Associates L.P., whose general partner is IDG China Capital Fund GP III Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Capital Fund GP III Associates Ltd. are Chi Sing Ho and Quan Zhou. IDG China Capital Fund GP III Associates Ltd. is also the general partner of IDG China Capital III Investors L.P. The registered address of each of IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P., IDG China Capital Fund III L.P., IDG China Capital III Investors L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY 1-9008, Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., whose general partner is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands.

(7)
Represents (i) 10,498,390 Series B preferred shares, 1,487,359 Series B+ preferred shares, 511,777 Series B2 preferred shares and 181,495 Series D preferred shares held of record by Morningside China TMT Fund IV, L.P., a limited partnership organized in the Cayman Islands, (ii) 59,376 Class A ordinary shares, 1,049,840 Series B preferred shares, 148,736 Series B+ preferred shares, 51,178 Series B2 preferred shares, 299,107 Series C preferred shares and 18,149 Series D preferred shares held of record by Morningside China TMT Fund IV Co-Investment, L.P., a limited partnership organized in the Cayman Islands, and (iii) 593,760 Class A ordinary shares and 2,991,066 Series C preferred shares held of record by Morningside China TMT Special Opportunity Fund II, L.P., a limited partnership organized in the Cayman Islands. Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner, which, in turn, is controlled by TMT General Partner Ltd. its general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Qin Liu, Jianming Shi and Gerald Lokchung Chan. The registered address of each of Morningside China TMT Fund IV, L.P., Morningside China TMT Fund IV Co-Investment, L.P. and Morningside China TMT Special Opportunity Fund II, L.P. is P. O. Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands.

As of the date of this prospectus, a total of 2,023,462 Class A ordinary shares, 81,088,770 Class B ordinary shares, 220,341 Series A preferred shares, and 191,586 Series B preferred shares are held by record holders in the United States, respectively, representing 26.3% of the outstanding ordinary shares on an as-converted basis. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS
Prior Contractual Arrangements
See “Our History and Corporate Structure” for a description of the prior contractual arrangements by and among our PRC subsidiary, the former VIEs and the shareholders of the former VIEs.
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Private Placements
See “Description of Share Capital — History of Securities Issuances.”
Shareholders Agreement
See “Description of Share Capital — Shareholders Agreement.”
Other Related Party Transactions
In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties. None of these transactions or arrangements are considered to be material except for the following.
The table below sets forth the major related parties and their relationships with us as of June 30, 2024.
Name of related parties	Relationship with our company
Toyota Motor Corporation (“TMC”)	Our shareholder
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron
Dr. Tiancheng Lou	Our director, shareholder and Chief Technology Officer
The table below sets forth our material related party transactions for the periods indicated:
	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Engineering solution services fees from TMC
TMC	4,205	612	250	—
Virtual Driver operation services fees from Sinotrans
Sinotrans	21,188	22,491	10,868	12,330
	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Operating and finance lease
Cost:
Sinotrans	843	1,191	554	711
Selling, general and administrative expenses:
Sinotrans	29	37	19	19
Interest expense:
Sinotrans	101	107	47	61

	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	US$	US$	US$	US$
	(in thousands)
Interest income
Dr. Tiancheng Lou(1)	83	21	21	—
We have conducted transactions with TMC, our principal shareholder, in the ordinary course of our business. We have rendered engineering solution services to TMC in exchange for service fees of US$4.2 million in 2022, US$0.6 million in 2023 and nil in the six months ended June 30, 2024. We have also conducted transactions with Sinotrans, a non-controlling shareholder of our subsidiary Cyantron, in the ordinary course of our business. We offered Virtual Driver operation services to Sinotrans in exchange for services fees of approximately US$21.2 million in 2022, US$22.5 million in 2023 and US$12.3 million in the six months ended June 30, 2024.
The table below sets forth the balances with our related parties as of the dates indicated:
	As of December 31,		As of June 30,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Amounts due from related parties
TMC	1,831	165	—
Sinotrans	6,475	5,485	10,542
Subtotal, current	8,306	5,650	10,542
Dr. Tiancheng Lou(1), non-current	2,969	—	—
Total	11,275	5,650	10,542
	As of December 31,		As of June 30,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Operating and finance lease
Operating lease liabilities
Sinotrans	141	108	72
Finance lease liabilities
Sinotrans	2,597	2,431	2,197

(1)
In 2018, we offered a promissory note to Dr. Tiancheng Lou in the principal amount of US$2.9 million to cover the income taxes resulting from certain equity awards granted to him. The promissory note has been repaid by Dr. Tiancheng Lou in March 2023. In connection with this promissory note, interest income of us due from Dr. Tiancheng Lou was US$83 thousand in 2022, and US$21 thousand in 2023. In March 2023, Dr. Tiancheng Lou (through his affiliated shareholding entity) entered into a share repurchase agreement with us, pursuant to which we repurchased a certain amount of Series A preferred shares for a total cash consideration of US$4.8 million, subject to customary closing conditions. Dr. Tiancheng Lou used such cash proceeds to repay the promissory note.

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (as amended) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.
Our share capital is divided into ordinary shares and preferred shares. In respect of all of our ordinary shares and preferred shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.
As of the date hereof, our authorized share capital consists of US$300,000 divided into (i) 307,505,707 Class A ordinary shares of par value US$0.0005 each, (ii) 81,088,770 Class B Ordinary Shares of par value US$0.0005 each, (iii) 34,717,760 Series A Preferred Shares of par value US$0.0005 each, (iv) 44,758,365 Series B Preferred Shares of par value US$0.0005 each, (v) 27,428,047 Series B+ Preferred Shares of par value US$0.0005 each, (vi) 10,478,885 Series B2 Preferred Shares of par value US$0.0005 each, (vii) 57,896,414 Series C Preferred Shares of par value US$0.0005 each, (viii) 16,161,668 Series C+ Preferred Shares of par value US$0.0005 each and (ix) 19,964,384 Series D Preferred Shares of par value US$0.0005 each. As of the date of this prospectus, our total issued share capital is US$147,224.32. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be redesignated or converted into Class A ordinary shares at an initial conversion ratio of (i) 1:1 for Series A, B, B+, B2 and C preferred shares, (ii) 1:1.4439 for Series C+ preferred shares, and (ii) 1:2.3377 for Series D preferred shares.
We have adopted a ninth amended and restated memorandum and articles of association, which will become effective and replace the current eighth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital upon completion of the offering will be US$300,000 divided into 600,000,000 ordinary shares of a par value of US$0.0005 each. We will issue       Class A ordinary shares represented by ADSs in this offering and        Class A ordinary shares in the concurrent private placements, calculated based on an assumed initial offering price of US$       per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.
The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.
Ordinary Shares
Ordinary Shares.   Except in relation to voting rights and conversion rights, holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or as otherwise permitted under the Companies Act. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.
Classes of Ordinary Shares.   Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.
Conversion Rights.   Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.
Voting Rights.   In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.
General Meetings of Shareholders.   A quorum required for a meeting of shareholders consists of shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of all votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
Transfer of Ordinary Shares.   Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•
the shares are free from any lien in favor of our company; and

•
a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within five business days of such refusal, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.   On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our Company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our post-offering amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.   If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.   Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Issuance of Additional Shares.   Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•
the designation of the series;

•
the number of shares of the series;

•
the dividend rights, dividend rates, conversion rights, voting rights; and

•
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Anti-Takeover Provisions.   Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•
does not have to file an annual return of its shareholders with the Registrar of Companies;

•
is not required to open its register of members for inspection;

•
does not have to hold an annual general meeting;

•
may issue negotiable or bearer shares or shares with no par value;

•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
may register as a limited duration company; and

•
may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members
Under the Companies Act, we must keep a register of members and there should be entered therein:
•
the names and addresses of our members, and a statement of the shares held by each member distinguishing each share by its number (so long as the share has a number), confirming the amount paid or agreed to be considered as paid on the shares of each member, confirming the number and category of shares held by each member, and confirming whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional);

•
the date on which the name of any person was entered on the register as a member; and

•
the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s dishonesty or fraud, in or about the conduct of our company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders or the affirmative vote of two-thirds of the directors then in office. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of our company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of Nonresident or Foreign Shareholders.   There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
The following is a summary of our securities issuances in the past three years.
Class A Ordinary Shares
On April 23, 2022, we issued 16,250 Class A ordinary shares to Mr. Francisco Javier Rovira de la Torre for a consideration of US$10,237.50.
On April 23, 2022, we issued 38,750 Class A ordinary shares to Mr. George Chu Luo for a consideration of US$24,412.50.
On April 23, 2022, we issued 15,000 Class A ordinary shares to Mr. Michael Wu for a consideration of US$12,300.00.
On April 23, 2022, we issued 3,541 Class A ordinary shares to Mr. Philip Hawzen Mao for a consideration of US$5,842.65.
On May 31, 2023, we issued 37,500 Class A ordinary shares to Mr. Jian Peng for nil consideration upon vesting of the RSUs held by him.
Preferred Shares
On February 23, 2022, we issued 199,644 Series D preferred shares to ClearVue Pony AI Plus Holdings, Ltd., for a consideration of US$5,000,000.

On March 4, 2022, we issued 3,992,877 Series D preferred shares to China-UAE Investment Cooperation Fund, L.P., for a consideration of US$100,000,000.
On March 4, 2022, we issued 1,597,151 Series D preferred shares to Raumier Limited, for a consideration of US$40,000,000.
On March 4, 2022, we issued 18,149 Series D preferred shares to Morningside China TMT Fund IV Co-Investment, L.P., for a consideration of US$454,545.
On March 4, 2022, we issued 181,495 Series D preferred shares to Morningside China TMT Fund IV, L.P., for a consideration of US$4,545,455.
On March 4, 2022, we issued 266,192 Series D preferred shares to Evodia Investments, for a consideration of US$6,666,672.16.
On March 4, 2022, we issued 998,219 Series D preferred shares to 2774719 Ontario Limited, for a consideration of US$25,000,000.
On March 4, 2022, we issued a warrant to purchase 199,644 Series D preferred shares for a consideration of US$5,000,000 to Assets Key Limited. Pursuant to such warrant, we issued 199,644 Series D preferred shares to Assets Key Limited on December 29, 2022.
On March 4, 2022, we issued a warrant to purchase 133,096 Series D preferred shares for a consideration of US$3,333,336.08 to Hainan Kaibeixin Investment Limited Partnership. Pursuant to such warrant, we issued 133,096 Series D preferred shares to Hainan Kaibeixin Investment Limited Partnership on August 3, 2023.
On March 4, 2022, we issued a warrant to purchase 39,928 Series D preferred shares for a consideration of US$1,000,000 to Shenzhen ZY Venture Investment Limited. On August 14, 2023, we modified our agreement with Shenzhen ZY Venture Investment Limited, reducing the number of Series D preferred shares they may purchase through warrant exercise to 34,943 shares. Pursuant to such amended warrant, we issued 34,943 Series D preferred shares to Shenzhen ZY Venture Investment Limited on August 15, 2023.
On November 15, 2023, we issued 3,992,877 Series D preferred shares to NEOM Company, for a consideration of US$100,000,000.
Upon the completion of this offering, our Series A preferred shares, Series B preferred shares, Series B+ preferred shares, Series B2 preferred shares and Series C preferred shares will automatically convert into Class A ordinary shares at an initial conversion ratio of 1:1, our Series C+ preferred shares will automatically convert into Class A ordinary shares at an initial conversion ratio of 1:1.4439, and our Series D preferred shares will automatically convert into Class A ordinary shares at an initial conversion ratio of 1:2.3377, adjusted for share splits, share dividends, recapitalizations and similar transactions.
Warrants
On March 4, 2022, we issued a warrant with an aggregate exercise price up to US$25,000,000 to purchase Series D preferred shares at the warrant price of US$25.0446 per share to China-UAE Investment Cooperation Fund, L.P. The right of the holder to purchase the warrant shares is exercisable at any time after March 4, 2022 but no later than the earlier of (i) March 4, 2024, and (ii) the consummation of a Qualified IPO as defined in our shareholders agreement. China-UAE Investment Cooperation Fund, L.P. did not exercise the warrant as of March 4, 2024, on which date the warrant has expired without any further effect.
Option and Restricted Share Grants
We have granted options to purchase our ordinary shares and restricted share units to certain of our executive officers and employees. See “Management — Equity Incentive Plan.”
Shareholders Agreement
Our currently effective sixth amended and restated shareholders agreement was entered into on March 4, 2022 by and among us, our shareholders, and certain other parties named therein.

The current shareholders agreement provides for certain special rights, including registration right, right of first refusal, right of co-sale, and drag-along right and contains provisions governing the board of directors and other corporate governance matters. Those special rights (except the registration right as described below), as well as the corporate governance provisions, will terminate upon the completion of this offering.
Registration Rights
Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the current shareholders agreement.
Demand Registration Rights.   At any time or from time to time after the earlier of (a) December 28, 2024, or (b) the date that is six (6) months after the closing of this offering, holders holding thirty percent (30%) or more of the voting power of the then outstanding registrable securities held by all holders may request in writing that we effect a registration of at least thirty percent (30%) of all the then outstanding registrable securities. Upon receipt of such a request, we shall (x) promptly give written notice of the proposed registration to all other holders and (y) as soon as practicable, use our commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We shall be obligated to effect no more than two (2) registrations that have been declared and ordered effective; provided, however, that if the sale of all of the registrable securities sought to be included is not consummated, such registration shall not be deemed to constitute one of the registration rights granted.
Piggyback Registration Rights.   If we propose to register for our own account any of our equity securities, or for the account of any holder of equity securities any of such holder’s equity securities, in connection with the public offering of such securities, we shall promptly give each holder written notice of such registration and, upon the written request of any holder given within fifteen (15) days after delivery of such notice, we shall use our reasonable best efforts to include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, all upon the terms and conditions set forth herein.
In connection with any offering involving an underwriting of our equity securities, we shall not be required to register the registrable securities of a holder unless such holder’s registrable securities are included in the underwritten offering and such holder enters into an underwriting agreement in customary form with the underwriter or underwriters of internationally recognized standing selected by us and setting forth such terms for the underwritten offering as have been agreed upon between we and the underwriters. In the event the underwriters advise holders seeking registration of registrable securities in writing that market factors (including the aggregate number of registrable securities requested to be registered, the general condition of the market, and the status of the persons proposing to sell securities pursuant to the registration) require a limitation of the number of registrable securities to be underwritten, the underwriters may exclude all of the registrable securities requested to be registered in the IPO and up to seventy percent (70%) of the registrable securities requested to be registered in any other public offering, but in any case only after first excluding all other equity securities (except for securities sold for the account of us) from the registration and underwriting and so long as the registrable securities to be included in such registration on behalf of any non-excluded holders are allocated among all holders in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included. To facilitate the allocation of shares in accordance with the above provisions, we or the underwriters may round the number of shares allocated to a holder to the nearest one hundred (100) shares.
Form F-3 Registration Rights.   In case we receive from any holders holding twenty percent (20%) or more of the voting power of the registrable securities then outstanding written requests that we effect a registration on Form F-3, as the case may be, we shall, subject to certain limitations, file a registration statement on Form F-3 covering the registrable securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the holders. Upon receipt of such a request, we shall (a) promptly give written notice of the proposed registration to all other holders and (b) as soon as practicable, use its commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within fifteen (15) days after our delivery of written notice, to be registered and qualified for sale and distribution in such jurisdiction.
Expenses of Registration.   We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, subject to certain limitations.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of           shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.
The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “— Jurisdiction and Arbitration.”
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”
Holding the ADSs
How will you hold your ADSs?
You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.
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Cash.   The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.
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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.   For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares.   If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares.   If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.
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Other Distributions.   Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.
Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales — Lock-up Agreements.”
How do ADS holders cancel an American Depositary Share?
You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.
How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights
How do you vote?
You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.
If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.
The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.
Compliance with Regulations
Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.
Disclosure of Interests
Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange, the NASDAQ Global Market and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):
Service	Fees

•
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:
•
Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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Expenses incurred for converting foreign currency into U.S. dollars.

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Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•
Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers
If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.
The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:
•
are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•
are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•
are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

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are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

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are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

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may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•
disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Jurisdiction and Arbitration
The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.
Jury Trial Waiver
The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.
Requirements for Depositary Actions
Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•
satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•
compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.
Your Right to Receive the Shares Underlying Your ADSs
You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:
•
when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•
when you owe money to pay fees, taxes and similar charges;

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•
for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering and the concurrent private placements, we will have      ADSs outstanding, representing      Class A ordinary shares, or approximately    % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and [while the ADSs have been approved for listing on the Nasdaq,] we cannot assure you that a regular trading market will develop in the ADSs.
Lock-up Agreements
We, all of our directors, executive officers, existing shareholders and concurrent private placement investors have agreed, subject to some exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any shares of our share capital, or securities convertible into or exchangeable or exercisable for any shares of our share capital, for a period of 180 days (or 12 months in the case of Guangqipony Holdings Limited, who is a concurrent private placement investor) after the date of this prospectus. After the expiration of the 180-day period (or the 12-month period in the case of Guangqipony Holdings Limited who is a concurrent private placement investor), the ordinary shares or ADSs held by our directors, executive officers. Our existing shareholders and our concurrent private placement investors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
Rule 144
All of our ordinary shares outstanding prior to this offering as well as our ordinary shares to be issued in the concurrent private placements are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.
Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•
1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately      Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs and we issue and sell        Class A ordinary shares in the concurrent private placements, calculated based on an assumed initial offering price of US$       per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus; or

•
the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.
Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
Registration Rights
Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Shareholder Agreement — Registration Rights.”

TAXATION
The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Haiwen & Partners, our PRC legal counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Under the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.
In addition, the STA Circular 82 issued by the STA in April 2009 and was amended in December 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation), or the STA Bulletin 45, which took effect in September 2011 and was last amended in June 2018, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above and as a result we do not believe our company is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC regulatory authority will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders), if such shareholders do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends have their sources within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be generally subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be generally reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
Material U.S. Federal Income Tax Considerations
The following are material U.S. federal income tax consequences to you of the ownership and disposition of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or Class A ordinary shares.
This discussion applies to you only if you are a U.S. Holder (as defined below), you acquire our ADSs in this offering and you hold the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:
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a financial institution;

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an insurance company;

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a regulated investment company;

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a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

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a person that holds ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

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a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;

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a tax-exempt entity, “individual retirement account” or “Roth IRA”;

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a person that owns or is deemed to own ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value; or

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a person that holds ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that intends to acquire our ADSs or Class A ordinary shares you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of our ADSs or Class A ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:
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a citizen or individual resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

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an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own our ADSs you will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying Class A ordinary shares represented by those ADSs.
This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or Class A ordinary shares in your particular circumstances.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangibles are treated as active assets under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation or partnership.
Under the PFIC rules, assets are generally measured based on their fair market value. However, if a non-U.S. corporation is a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) that is not publicly traded (other than a corporation that is treated as a CFC solely by virtue of certain “downward” attribution rules), the assets of such non-publicly traded CFC are measured based on their adjusted tax basis, rather than their market value. The measurement rule described in the preceding sentence applies for purposes of determining the CFC’s own PFIC status, as well as the PFIC status of its direct or indirect publicly traded parent. Because certain of our shareholders or their related persons are U.S. persons who are expected to own more than 50% of our voting power, we and most of our subsidiaries are likely to be CFCs. Accordingly, for purposes of the PFIC rules if Pony AI Inc. is publicly traded for a taxable year, its assets will be measured based on their market value, but the assets of the subsidiaries that are CFCs will be measured by reference to the assets’ adjusted tax basis, if any, which may be significantly lower than the assets’ fair market value. Whether we are a PFIC for any taxable year may therefore depend, in part, on the extent to which the total value of our group’s goodwill and other intangible assets are owned by Pony AI Inc., rather than by our subsidiaries that are CFCs. We have not determined the extent to which our goodwill and other intangible assets are owned by Pony AI Inc. or our subsidiaries that are CFCs, and do not maintain calculations of the adjusted tax basis of the assets of our subsidiaries for U.S. federal income tax purposes, which may make it difficult for us or our shareholders to determine whether we are a PFIC in our current taxable year or any future taxable year. Furthermore, even if the value of our assets for purposes of the PFIC asset test is determined in whole or in part by reference to their fair market value, the fair market value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which may be volatile. Therefore, because we hold a substantial amount of cash, we may be a PFIC for any taxable year if the fair market value of our goodwill and other intangible assets is determined by reference to our market capitalization and our market capitalization declines. Due to these uncertainties, there is a substantial risk that we will be a PFIC for any taxable year under the asset test.
In addition, we currently have a substantial amount of investment income and our total gross income may vary from year to year. We may be a PFIC for any taxable year if our investment and other passive income for such taxable year constitutes 75% or more of our total gross income for such taxable year.
Even if we are not a PFIC for any particular taxable year, we may be a PFIC for any other taxable year since our PFIC status is an annual factual determination that will depend on the composition of our income and assets and the value of our assets from time to time.
For the reasons discussed above, there is a substantial risk that we will be a PFIC for any taxable year. Because our PFIC status is an annual factual determination, our counsel is not opining on our PFIC status for any taxable year.
If we are a PFIC for any taxable year and any corporate non-U.S. entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.
In general, if we are a PFIC for any taxable year during which you own our ADSs or Class A ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or Class A ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.
Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (each as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If you are a U.S. Holder of ADSs and make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” below (but subject to the discussion in the following paragraph).

Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the consent of the U.S. Internal Revenue Service (the “IRS”), or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, if you make a mark-to-market election with respect to our ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.
If we are a PFIC (or are treated as a PFIC with respect to you under the “once a PFIC always a PFIC” rule) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
We do not intend to provide information necessary to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or Class A ordinary shares.
Taxation of Distributions
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” above.
We currently do not intend to make distributions to our shareholders and ADS holders. Any distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax law, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends received deduction. Because our ADSs are expected to be listed on the Nasdaq Global Select Market, if you are a non-corporate U.S. Holder of ADSs, dividends paid to you with respect to your ADSs may be taxable at a favorable rate, subject to applicable holding period and other requirements, and provided that we are not a PFIC (and are not treated as a PFIC with respect to a particular U.S. Holder under the “once a PFIC always a PFIC” rule) for our taxable year in which the dividend is paid or the preceding taxable year. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations generally (e.g., taking into account whether we are or were a PFIC for any taxable year) and in your particular circumstances.
Dividends generally will be included in your income on the date of receipt by you (in the case of Class A ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Dividends paid by a non-U.S. corporation are generally treated as foreign-source income for foreign tax credit purposes. However, under Section 904(h) of the Code dividends paid by a non-U.S. corporation that is at least 50% owned by U.S. persons (a “United States-owned foreign corporation”) may be treated as income derived from sources within the United States for foreign tax credit purposes to the extent the non-U.S. corporation has more than a specified de minimis amount of income from sources within the United States. We believe we are a United States owned foreign corporation and may continue to be one in the future. As a result, for any applicable taxable year for which we are a United States-owned foreign corporation, a portion of the dividends (if any) paid by us may be treated as U.S.-source income, which could adversely affect your foreign tax credit limitation (and, depending on your particular circumstances, may limit your ability to credit any PRC withholding tax on dividends against your U.S. federal income tax liability). You should consult your tax adviser regarding the impact of Section 904(h) of the Code on dividends, if any, that we pay with respect to the ADSs or Class A ordinary shares.
As described in “— People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, the discussion above regarding the possible application of Section 904(h) of the Code and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty, if you are eligible for Treaty benefits) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of foreign taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct creditable PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.
Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” above.
You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or Class A ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
As described in “— People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credits in respect of any PRC tax on a disposition. Treasury regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes imposed on gains from dispositions of ADSs or Class A ordinary shares unless you are eligible for Treaty benefits and elect to apply them. As discussed above under “— Taxation of Distributions,” the IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. You should consult your tax adviser regarding the consequences to you of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.
If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which your ADSs or Class A ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to our ADSs and Class A ordinary shares.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Merrill Lynch (Asia Pacific) Limited, Deutsche Bank AG, Hong Kong Branch and Huatai Securities (USA), Inc. are the representatives of the underwriters.
Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Merrill Lynch (Asia Pacific) Limited
Deutsche Bank AG, Hong Kong Branch
Huatai Securities (USA), Inc.
Tiger Brokers (NZ) Limited
Total
The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase         additional ADSs.
Paid by us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$
ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$       per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$       . The underwriters have agreed to reimburse us for US$       of our expenses in connection with the offering.
Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. Merrill Lynch (Asia Pacific) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, BofA Securities, Inc. The address of Merrill Lynch (Asia Pacific) Limited is 55th Floor, Cheung Kong Center, 2 Queen’s Road Central, Central, Hong Kong. Deutsche Bank AG, Hong Kong Branch will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Deutsche Bank Securities Inc. The address of Deutsche Bank AG, Hong Kong Branch is 60/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. The address of Huatai Securities (USA), Inc. is 280 Park Avenue, 21 Floor East, New York, NY 10017. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. The address of Tiger Brokers (NZ) Limited is Level 27, 151 Queen Street, Auckland Central, Auckland, 1010, New Zealand.
Prior to the offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
An application has been made to list the ADSs on the Nasdaq Global Select Market under the symbol “PONY.”
Lock-Up Arrangements
We have agreed that, without the prior written consent of the representatives and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, its ordinary shares, or ADSs, or any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or ADSs (the “Lock-up Securities”), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Lock-up Securities, whether any such transaction described in (i) or (ii) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, (iii) file or submit any registration statement with the SEC relating to the offering of any Lock-up Securities, or (iv) publicly disclose the intention to do any of the foregoing.
Each of our directors, executive officers, existing shareholders and concurrent private placement investors has agreed that, without the prior written consent of the representatives and subject to certain exceptions, it will not, during the period ending 180 days (or 12-month period in the case of Guangqipony Holdings Limited, who is a concurrent private placement investor) after the date of this prospectus, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any ordinary shares or ADSs, or any options or warrants to purchase any ordinary shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares or ADSs (such options, warrants or other securities, collectively, together with Ordinary Shares and ADSs, the “Securities”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in (i) above or transaction or arrangement described in (ii) above. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
In addition, through a letter agreement, we will instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives.
The representatives, in their sole discretion, on behalf of the underwriters may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.
Stabilization, Short Positions and Penalty Bids
In connection with this offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that creates a short position greater than the amount of additional ADSs for which the option described above may be exercised.
The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, the over-the-counter market or otherwise.
Electronic Distribution
A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
Discretionary Sales
The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.
Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, investment research, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and to persons and entities with relationships with us, for which they received or will receive customary fees and commissions.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required.
Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.
The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Bahamas
The ADSs may not be offered or sold in The Bahamas via a public offer. ADSs may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.
Bermuda
The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands
The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.
Chile
These ADSs are privately offered in Chile pursuant to the provisions of Law 18,045, the security market law of, and Norma De Carácter General No. 336 (“Rule 336”), dated June 27, 2012, issued by the Superintendencia De Valores Y Seguros De Chile (“SVS”), the securities regulator of Chile, to resident qualified investors that are listed in Rule 336 and further defined in Rule 216 of June 12, 2008 issued by the SVS.
Pursuant to Rule 336 the following information is provided in Chile to prospective resident investors in the offered securities:
1.
The initiation of the offer in Chile is [MM] [DD], [YYYY].

2.
The offer is subject to NCG 336 of June 27, 2012 issued by the Superintendencia De Valores Y Seguros De Chile (superintendency of securities and insurance of Chile)

3.
The offer refers to securities that are not registered in the Registro De Valores (securities registry) or the Registro De Valores Extranjeros (foreign securities registry) of the SVS and therefore:

a.
The securities are not subject to the oversight of the SVS; and

b.
There issuer thereof is not subject to reporting obligation with respect to itself or the offered securities.

4.
The securities may not be publicly offered in Chile unless and until they are registered in the securities registry of the SVS.

Dubai International Finance Center
This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.
Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.
European Economic Area and the United Kingdom
In relation to the EU Prospectus Regulation (EU) 2017/1129 repealing Directive (2003/71/EC), as implemented by the member states of the European Economic Area and the United Kingdom (each, a “Relevant State”) as well as any equivalent or similar law, rule or regulation or guidance implemented in the United Kingdom as a result of it ceasing to be part of the European Economic Area (“Prospectus Regulation”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant State unless the prospectus has been approved by the competent authority in such Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation, as implemented in that Relevant State:
•
to “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation;

•
by the underwriters to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ADSs shall result in a requirement for the publication by us or the representatives of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.
For the purposes of this provision, and your representation below, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant State means a communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and any ADSs to be offered, so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant State by any measure implementing the Prospectus Regulation in that Relevant State.
Each person in a Relevant State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:
•
it is a “qualified investor” within the meaning of the law in that Relevant State implementing Article 2(e) of the Prospectus Regulation (unless otherwise expressly disclosed to us and/or the relevant underwriter in writing); and

•
in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than “qualified investors” (as defined in the Prospectus Regulation), or in circumstances in which the prior consent of the representatives have been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

No ADSs have been offered in the United Kingdom, except that an offer to the public of any ADSs may be made in the United Kingdom at any time:
•
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

•
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require the issuer or any manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who are high-net-worth entities falling within Article 49(2) of the Order, and (iii) any other persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
France
Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the ADSs to the public in France.
Such offers, sales and distributions will be made in France only:
(a)
to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Hong Kong S.A.R. of the PRC
The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Indonesia
This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Israel
In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.
Italy
The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.
Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
Korea
The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The ADSs may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•
is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•
meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•
is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•
is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•
is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Monaco
The ADSs may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.
People’s Republic of China
This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. This paragraph does not apply to Taiwan and the special administrative regions of Hong Kong and Macau.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96(1)(a)
the offer, transfer, sale, renunciation or delivery is to:
(i)
persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)
the South African Public Investment Corporation;

(iii)
persons or entities regulated by the Reserve Bank of South Africa;

(iv)
authorised financial service providers under South African law;

(v)
financial institutions recognised as such under South African law;

(vi)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)
any combination of the person in (i) to (vi); or

Section 96(1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.
Switzerland
The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.
Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.
Thailand
This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

United Arab Emirates
The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA is not breached by us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Vietnam
This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.
Expenses	Amount
SEC registration fee	US$
Nasdaq listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

LEGAL MATTERS
We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Walkers (Hong Kong). Legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Jingtian & Gongcheng. Davis Polk & Wardwell LLP may rely upon Walkers (Hong Kong) with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS
The financial statements of Pony AI Inc., as of December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2023, included in this prospectus, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 30/F, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
We engaged Deloitte & Touche LLP, or Deloitte U.S., in October 2020 to audit our consolidated financial statements for the year ended December 31, 2020 who rendered their report in July 2021. In May 2022, in connection with the preparation of this offering, we decided to engage Deloitte Touche Tohmatsu Certified Public Accountants LLP., or Deloitte China, as our independent registered public accountant to audit our consolidated financial statements for each of the three years ended December 31, 2021, 2022 and 2023. The change of auditors was approved by our board of directors.
The report of Deloitte U.S. on the financial statements does not contain an adverse opinion or a disclaimer of opinion, and is not qualified or modified as to uncertainty, audit scope, or accounting principles. During Deloitte U.S.’s engagement and up to the interim period before Deloitte U.S.’s dismissal, there had been no disagreements between Deloitte U.S. and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and there had been no “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F that would require disclosure.
We provided a copy of this disclosure to Deloitte U.S., and requested it to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. Deloitte U.S. furnished such letter as the Exhibit 16.1 to this registration statement.
During 2021 and 2022, and any subsequent interim period prior to the dismissal of Deloitte U.S., neither we nor any person on our behalf consulted with Deloitte China regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided by Deloitte China was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as defined in the Form 20-F.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

PONY AI INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Pony AI Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pony AI Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
September 9, 2024
We have served as the Company’s auditor since 2022.

PONY AI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in USD thousands, except share and per share data)
	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	316,262	425,960
Restricted cash, current	1,806	49
Short-term investments (including short-term investments measured at fair value of $261,643 and $163,594 as of December 31, 2022 and 2023, respectively)	261,643	163,594
Accounts receivable, net	25,899	31,580
Amounts due from related parties, current	8,306	5,650
Prepaid expenses and other current assets	29,654	39,513
Total current assets	643,570	666,346
Non-current assets:
Restricted cash, non-current	450	196
Amounts due from related parties, non-current	2,969	—
Property, equipment and software, net	26,827	15,420
Operating lease right-of-use assets	8,138	6,419
Long-term investments (including long-term investments measured at fair value of $80,173 and $51,240 as of December 31, 2022 and 2023, respectively)	80,653	51,712
Other non-current assets	8,907	7,024
Total non-current assets	127,944	80,771
Total assets	771,514	747,117
Liabilities, Mezzanine Equity and Shareholders’ Deficit
Current liabilities:
Accounts payable and other current liabilities (including amounts of the consolidated VIEs without recourse to the Company of $8,104 and $7,146 as of December 31, 2022 and 2023, respectively)	44,042	44,299
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to the Company of $899 and $768 as of December 31, 2022 and 2023, respectively)	4,058	3,866
Total current liabilities	48,100	48,165
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to the Company of $795 and $14 as of December 31, 2022 and 2023, respectively)	3,788	2,246
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of nil and $57 as of December 31, 2022 and 2023, respectively)	1,714	1,533
Total liabilities	53,602	51,944
Commitments and contingencies (See note 10)
The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
CONSOLIDATED BALANCE SHEETS (continued)
(All amounts in USD thousands, except share and per share data)
	As of December 31,
	2022	2023
Mezzanine equity:
Series A convertible redeemable preferred shares ($0.0005 par value, 34,717,760 shares and 34,717,760 shares authorized as of December 31, 2022 and 2023, respectively; and 34,717,760 shares and 34,362,468 shares issued and outstanding with redemption value of $19,949 and $20,733 as of December 31, 2022 and 2023, respectively)	14,818	14,664
Series B convertible redeemable preferred shares ($0.0005 par value, 44,758,365 shares and 44,758,365 shares authorized, issued and outstanding with redemption value of $108,592 and $114,793 as of December 31, 2022 and 2023, respectively)	76,840	76,840
Series B+ convertible redeemable preferred shares ($0.0005 par value, 27,428,047 shares and 27,428,047 shares authorized, issued and outstanding with redemption value of $135,504 and $143,551 as of December 31, 2022 and 2023, respectively)	107,135	107,135
Series B2 convertible redeemable preferred shares ($0.0005 par value, 10,478,885 shares and 10,478,885 shares authorized, issued and outstanding with redemption value of $88,683 and $94,148 as of December 31, 2022 and 2023, respectively)	68,138	68,138
Series C convertible redeemable preferred shares ($0.0005 par value, 57,896,414 shares and 57,896,414 shares authorized, issued and outstanding with redemption value of $665,769 and $709,409 as of December 31, 2022 and 2023, respectively)	559,087	559,087
Series C+ convertible redeemable preferred shares ($0.0005 par value, 16,161,668 shares and 16,161,668 shares authorized as of December 31, 2022 and 2023, respectively; and 16,161,021 shares and 16,161,021 shares issued and outstanding with redemption value of $291,183 and $311,182 as of December 31, 2022 and 2023, respectively)	249,884	249,884
Series D convertible redeemable preferred shares ($0.0005 par value, 19,964,384 shares and 19,964,384 shares authorized as of December 31, 2022 and 2023; and 7,453,371 shares and 11,614,287 shares issued and outstanding with redemption value of $198,694 and $318,980 as of December 31, 2022 and 2023, respectively)	181,595	285,530
Total mezzanine equity	1,257,497	1,361,278
Pony AI Inc. shareholders’ deficit:
Class A ordinary shares ($0.0005 par value, 307,505,707 shares and 307,505,707 shares authorized as of December 31, 2022 and 2023, respectively; 10,708,762 shares and 10,660,389 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	9	10
Class B ordinary shares ($0.0005 par value, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	35	35
Additional paid-in capital	63,200	57,759
Special reserve	91	148
Accumulated deficit	(614,659)	(739,528)
Accumulated other comprehensive (loss) income	(163)	4,326
Total Pony AI Inc. shareholders’ deficit	(551,487)	(677,250)
Non-controlling interests	11,902	11,145
Total shareholders’ deficit	(539,585)	(666,105)
Total liabilities, mezzanine equity and shareholders’ deficit	771,514	747,117
The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in USD thousands, except share and per share data)
	Year ended December 31,
	2022	2023
Revenues (including revenues from related parties of $25,393 and $23,103 for the years ended December 31, 2022 and 2023, respectively)	68,386	71,899
Cost of revenues	(36,322)	(55,015)
Gross profit	32,064	16,884
Operating expenses:
Research and development expenses	(153,601)	(122,707)
Selling, general and administrative expenses	(49,178)	(37,417)
Total operating expenses	(202,779)	(160,124)
Loss from operations	(170,715)	(143,240)
Investment income	8,890	19,389
Changes in fair value of warrants liability	3,887	(3,030)
Other income, net	9,614	1,427
Loss before income tax	(148,324)	(125,454)
Income tax benefits	74	126
Net loss	(148,250)	(125,328)
Net loss attributable to noncontrolling interests	(232)	(516)
Net loss attributable to Pony AI Inc.	(148,018)	(124,812)
Foreign currency translation adjustments	(16,239)	(3,841)
Unrealized gain on available-for-sale investments, net of tax of $86 and $243, for the years ended December 31, 2022 and 2023, respectively	3,172	8,089
Total other comprehensive (loss) income	(13,067)	4,248
Total comprehensive loss	(161,317)	(121,080)
Less: Comprehensive income (loss) attributable to non-controlling interest	477	(757)
Total comprehensive loss attributable to Pony AI Inc.	(161,794)	(120,323)
Weighted average number of shares outstanding used in computing net loss per share, basic and diluted	85,319,170	89,100,415
Net loss per ordinary share, basic and diluted	(1.73)	(1.40)
Share-based compensation expenses included in:
Research and development expenses	13,405	1,832
Selling, general and administrative expenses	5,178	1,926
The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(All amounts in USD thousands, except share and per share data)
	Ordinary Shares		Additional Paid-In Capital	Special Reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	PONY AI INC. Shareholders’ Deficit	Non- Controlling Interests	Total
	Shares	Amount
Balances as of January 1, 2022	91,723,991	42	50,796	—	13,613	(466,550)	(402,099)	3,888	(398,211)
Deemed dividend upon warrant granted to a shareholder (note 12)	—	—	(828)	—	—	—	(828)	—	(828)
Issuance of ordinary shares upon exercise of share options	73,541	—	50	—	—	—	50	—	50
Share-based compensation	—	2	13,182	—	—	—	13,184	—	13,184
Capital injection by non-controlling interests	—	—	—	—	—	—	—	7,537	7,537
Other comprehensive loss	—	—	—	—	(13,776)	—	(13,776)	709	(13,067)
Provision of special reserve (note b)	—	—	—	91	—	(91)	—	—	—
Net loss	—	—	—	—	—	(148,018)	(148,018)	(232)	(148,250)
Balances as of December 31, 2022	91,797,532	44	63,200	91	(163)	(614,659)	(551,487)	11,902	(539,585)
Issuance of ordinary shares upon vesting of restricted stock units (“RSUs”)	37,500	—	—	—	—	—	—	—	—
Deemed distribution from repurchase of Series A convertible redeemable preferred shares (note 12)	—	—	(4,646)	—	—	—	(4,646)	—	(4,646)
Repurchase of ordinary shares (note a)	(85,873)	—	(994)	—	—	—	(994)	—	(994)
Settlement of RSUs and share options (note 13)	—	—	(3,054)	—	—	—	(3,054)	—	(3,054)
Share-based compensation	—	1	3,253	—	—	—	3,254	—	3,254
Other comprehensive income (loss)	—	—	—	—	4,489	—	4,489	(241)	4,248
Provision of special reserve (note b)	—	—	—	57	—	(57)	—	—	—
Net loss	—	—	—	—	—	(124,812)	(124,812)	(516)	(125,328)
Balances as of December 31, 2023	91,749,159	45	57,759	148	4,326	(739,528)	(677,250)	11,145	(666,105)

Note a:
On May 31, 2023, the Company repurchased 85,873 ordinary shares in aggregate, from two shareholders at total consideration of $994. Such shares were cancelled immediately upon repurchase.

Note b:
The Group is required by law to appropriate a special reserve within equity, namely “Safety Production Fund” which is calculated based on 1% of freight transportation revenues.

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in USD thousands, except share and per share data)
	Year ended December 31,
	2022	2023
Cash flows from operating activities:
Net loss	(148,250)	(125,328)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,770	14,342
Share-based compensation	13,184	3,254
(Gains) losses from disposal of property and equipment	(39)	1,124
Realized losses (gains) from investments	107	(2,993)
Deferred income tax	(476)	(120)
Changes in fair value of warrants liability	(3,887)	3,030
Changes in fair value of equity investment	—	4,727
Unrealized foreign exchange (gains) losses	(2,782)	681
Noncash lease expense	4,420	5,515
Changes in operating assets and liabilities:
Accounts receivable	(26,529)	(16,367)
Amounts due from related parties	(6,213)	5,625
Prepaid expenses and other current assets	(9,878)	(5,027)
Other non-current assets	(5,883)	302
Accounts payable and other current liabilities	19,007	(1,149)
Right-of-use assets	(9,870)	(3,424)
Operating lease liabilities, current and non-current	5,718	345
Other non-current liabilities	(167)	42
Net cash used in operating activities	(154,768)	(115,421)
Cash flows from investing activities:
Purchases of property, equipment and software	(12,033)	(5,091)
Purchases of investments in marketable debt securities and term deposits	(198,236)	(66,088)
Proceeds from the sales and maturities of investments in marketable debt securities and term deposits	274,078	221,804
Purchase of debt investment in investee’s preferred shares	(15,000)	(15,000)
Proceeds from disposal of property and equipment	520	869
Net cash provided by investing activities	49,329	136,494
Cash flows from financing activities:
Net proceeds from issuance of Series D convertible redeemable preferred shares	186,342	104,006
Payments of finance lease liabilities	(853)	(1,061)
Proceeds from loans in connection to warrant issuance	3,946	—
Payments for loans in connection to warrant issuance	—	(3,829)
Settlement of RSUs and share options	(5,399)	(3,558)
Payment for the repurchase of ordinary shares	—	(994)
Payment for the repurchase of Series A convertible redeemable preferred shares	—	(4,800)
Capital contribution from non-controlling shareholders of subsidiary	7,537	—
Net cash provided by financing activities	191,573	89,764
Effect of exchange rate changes on cash and cash equivalents	(10,607)	(3,150)
Increase in cash and cash equivalents	75,527	107,687
Cash, cash equivalents and restricted cash at beginning of year	242,991	318,518
Cash, cash equivalents and restricted cash at end of year	318,518	426,205
Cash and cash equivalents	316,262	425,960
Restricted cash	2,256	245
Cash, cash equivalents and restricted cash at end of year	318,518	426,205
Supplemental disclosure of cash flow information
– Cash paid for income tax	9	434
Non-cash investing and financing activities
– Payable for purchase of property and equipment, and not paid yet	110	212
– Deemed dividend upon warrant granted to a shareholder	828	—
– Issuance of ordinary shares for share options exercised through other payables	50	—
– Accounts receivable settled in shares	—	10,000
The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES

(a)
Description of Business

Pony AI Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company, its subsidiaries, and the consolidated variable interest entities (the “VIEs” as defined in note 1(b)) and the VIEs’ subsidiaries (collectively, the “Group”) is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the People’s Republic of China (“PRC”) and the United States of America (“U.S.”) through subsidiaries and the consolidated VIEs and the VIEs’ subsidiaries.
As of December 31, 2023, the Group’s subsidiaries and the consolidated VIEs were as follows:
Name of Entity	Later of Date of Incorporation/ Consolidation	Place of Establishment/ Incorporation	Legal Ownership %
Subsidiaries
Pony.ai, Inc.	November 15, 2016	Delaware, U.S.	100
Hong Kong Pony AI Limited	December 13, 2016	Hong Kong, PRC	100
Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing HX”)	April 1, 2017	Beijing, PRC	100
Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou HX”)	January 12, 2018	Guangdong, PRC	100
Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing YX”)	June 19, 2019	Beijing, PRC	100
Shanghai (YX) Pony AI Technology Co., Ltd. (“Shanghai YX”)	May 29, 2020	Shanghai, PRC	100
Guangzhou (YX) Pony AI Technology Co., Ltd.	June 24, 2020	Guangdong, PRC	100
Guangzhou Pony Truck Technology Co., Ltd.	December 7, 2020	Guangdong, PRC	100
Beijing (RX) Pony AI Technology Co., Ltd.	December 14, 2020	Beijing, PRC	100
Beijing Pony Truck Technology Co., Ltd.	December 29, 2020	Beijing, PRC	100
Guangzhou Pony Intelligent Logistics Technology Co., Ltd	January 19, 2021	Guangdong, PRC	100
Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen YX”)	April 8, 2021	Shenzhen, PRC	100
Cyantron Logistics Technology Co., Ltd. (“Cyantron Logistics”)	February 17, 2022	Guangdong, PRC	51
Shanghai (ZX) Pony AI Technology Development Co., Ltd.	March 3, 2022	Shanghai, PRC	100
Qingdao Cyantron Logistics Technology Co., Ltd.	March 14, 2022	Shandong, PRC	51

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(a)
Description of Business (continued)

Name of Entity	Later of Date of Incorporation/ Consolidation	Place of Establishment/ Incorporation	Legal Ownership %
Consolidated VIEs
Beijing (ZX) Pony AI Technology Co., Ltd. (“Beijing ZX”)	December 19, 2016	Beijing, PRC	100
Guangzhou (ZX) Pony AI Technology Co., Ltd. (“Guangzhou ZX”)	October 25, 2017	Guangdong, PRC	100
Consolidated VIEs’ Subsidiaries
Guangzhou Bibi Technology Co., Ltd.	November 21, 2018	Guangdong, PRC	100
Jiangsu Rye Data Technology Co., Ltd. (“Jiangsu RD”)	July 18, 2019	Jiangsu, PRC	100
Tianjin Poplar LLP.	October 28, 2020	Tianjin, PRC	62

(b)
Consolidated VIEs in the PRC

Applicable PRC laws and regulations prohibit or restrict entities with direct foreign ownership from engaging in certain businesses activities in the PRC. The Company established a series of contractual arrangements with Beijing ZX and Guangzhou ZX (the “VIEs”) and their shareholders (“Nominee Stockholders”) primarily for business development purposes where the Company’s business is currently not subject to any foreign ownership restrictions under the applicable PRC laws and regulations, it may expand its business operations into areas that are subject to foreign ownership restrictions through the existing VIEs and other VIEs to be established if necessary.
Historically and as of December 31, 2023, the Company, through Beijing HX and Guangzhou HX (“the WFOEs”), entered into the following contractual arrangements with the VIEs, and the Nominee Stockholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs are considered the primary beneficiaries of the VIEs, and the financial results of operations, assets and liabilities of the VIEs and their subsidiaries were included in the Company’s consolidated financial statements.
The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and the VIEs’ Nominee Stockholders:
i)
Contracts that give the Group effective control of the VIEs

Exclusive Purchase Option Agreements.   The Nominee Stockholders of the VIEs have granted the WFOEs the exclusive and irrevocable right to purchase from the Nominee Stockholders, to the extent permitted under the PRC laws and regulations, part or all of the equity interests in these entities for a purchase price not higher than the paid in registered capital of such equity interests. The WFOEs may exercise such an option at any time. In addition, the VIEs and their Nominee Stockholders have agreed that without prior written consent of the WFOEs, they will not transfer or otherwise dispose of the equity interests or declare any dividend. The Nominee Stockholders of the VIEs must appoint the candidates nominated by the WFOEs to be the directors on their board of directors (“Board”) in accordance with applicable laws and the articles of association of the VIEs.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(b)
Consolidated VIEs in the PRC (continued)

Powers of Attorney.   Pursuant to the irrevocable powers of attorney, each of the Nominee Stockholders appointed the WFOEs as their attorney-in-fact to exercise all shareholder rights under the PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Stockholders’ equity interests, and electing, appointing or removing directors, the general managers and other senior executives of the VIEs. Each power of attorney will remain in force during the period when the Nominee Stockholders continue to be shareholders of the VIEs. Each of the Nominee Stockholders has waived all the rights which have been authorized to the WFOEs under each power of attorney.
Equity Pledge Agreements.   Pursuant to the relevant equity pledge agreements, the Nominee Stockholders of the VIEs have pledged all of their equity interests in relevant VIEs to the WFOEs as collateral for all of their payments due to the WFOEs and to secure their obligations under the above agreements. The Nominee Stockholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the WFOEs without the WFOEs’ pre-approval. The WFOEs are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the WFOEs as the pledgee, will be entitled to dispose the pledged equity interests through transfer or assignment. The equity pledge agreements will expire when the Nominee Stockholders have completed all their payments and obligations under the above agreements unless otherwise terminated earlier by the WFOEs.
Spousal Consent Letters.   Pursuant to the spousal consent letters executed by the spouses of respective Nominee Stockholders of the VIEs, the signing spouses confirm and agree to the execution of the Exclusive Purchase Option Agreements, the Exclusive Business Cooperation Agreements, the Equity Pledge Agreements and Powers of Attorney by the respective Nominee Stockholders. They further undertake not to hinder the disposal of the equity and not to make any assertions in connection with the equity of the VIEs held by the applicable Nominee Stockholders, and confirm that the applicable Nominee Stockholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable Nominee Stockholders agrees and undertakes that if he/she obtains any equity of the VIEs held by the applicable Nominee Stockholders for any reasons, he/she would be bound by the transaction documents.
ii)
Contracts that enable the Group to receive substantially all of the economic benefits from the VIEs

Exclusive Business Cooperation Agreements.   The WFOEs and the relevant VIEs entered into exclusive business cooperation agreements under which the relevant VIEs engage the WFOEs as their exclusive providers of technical support, intellectual property license, maintenance and other services. The VIEs shall pay to the WFOEs service fees with 100% of the VIEs’ net profits, or any other amount determined by the WFOEs. The WFOEs exclusively own any intellectual property arising from the performance of the agreements. These contractual agreements have an initial term of ten years, and can be extended at the WFOEs’ options prior to the expiration date. During the term of the agreements, the relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the WFOEs.
iii)
Risks in relation to the VIE structure

Part of the Group’s business is conducted through the VIEs, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the Nominee Stockholders are in compliance with the PRC laws and regulations and are legally binding and enforceable. The Nominee Stockholders indicate they will not act contrary to the contractual arrangements.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(b)
Consolidated VIEs in the PRC (continued)

However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the Nominee Stockholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. Therefore, the enforceability of the contractual agreements between the Group, the VIEs and VIEs’ Nominee Stockholders depends on whether the Group’s shareholders or their PRC subsidiaries will fulfill these contractual agreements. As a result, the Company may be unable to consolidate the VIEs and the VIEs’ subsidiaries in the consolidated financial statements.
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Regulation of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group’s control over the VIEs through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure and business operations.
If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among the WFOEs, the VIEs and the VIEs’ Nominee Stockholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:
•
revoke the agreements constituting the contractual arrangements;

•
revoke the Group’s business and operating licenses;

•
require the Group to discontinue or restrict operations;

•
restrict the Group’s right to collect revenue;

•
restrict or prohibit the Group’s use of the proceeds from the public offering to fund the Group’s business and operations in China;

•
shut down all or part of the Group’s websites or services;

•
levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(b)
Consolidated VIEs in the PRC (continued)

•
require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff, and assets;

•
impose additional conditions or requirements with which the Group may not be able to comply; or

•
take other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs (through its equity interests in its subsidiaries) or the right to receive its economic benefits, the Group will no longer be able to consolidate the VIEs and the VIEs’ subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote. The Group’s operations depend on the VIEs and the VIEs’ Nominee Stockholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by the PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the VIEs’ Nominee Stockholders fail to perform their obligations under those arrangements.
The consolidated financial information of the consolidated VIEs and the VIEs’ subsidiaries as of December 31, 2022 and 2023, after eliminating the intercompany balances and transaction, is as follows:

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(b)
Consolidated VIEs in the PRC (continued)

	As of December 31,
	2022	2023
Current assets:
Cash and cash equivalents	31,607	16,863
Restricted cash, current	1,806	—
Short-term investments	—	4,238
Accounts receivable, net	1,343	11,921
Amounts due from related parties	1,831	165
Prepaid expenses and other current assets	7,073	8,958
Total current assets	43,660	42,145
Non-current assets:
Property, equipment and software, net	11,558	4,251
Operating right-of-use assets	1,677	851
Long-term investments	14,389	16,078
Other non-current assets	6,327	4,515
Total assets	77,611	67,840
Current liabilities:
Accounts payable and other current liabilities	8,104	7,146
Operating lease liabilities, current	899	768
Non-current liabilities:
Operating lease liabilities, non-current	795	14
Other non-current liabilities	—	57
Total liabilities	9,798	7,985
	Year ended December 31,
	2022	2023
Revenues	15,378	22,679
Net loss	(13,466)	(16,467)
Net cash used in operating activities	(6,331)	(7,806)
Net cash used in investing activities	(2,980)	(4,825)
Net cash used in financing activities	(568)	—

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(b)
Consolidated VIEs in the PRC (continued)

The VIEs contributed an aggregate of 22.5% and 31.5% of the consolidated net revenues for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 10.1% and 9.1%, respectively, of the consolidated total assets, and 18.3% and 15.4%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, short-term investments and long-term investments. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to note 17 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
(c)
Liquidity

The Group incurred net loss of $148.3 million and $125.3 million for the years ended December 31, 2022 and 2023, respectively. Net cash used in operating activities was $154.8 million and $115.4 million for the years ended December 31, 2022 and 2023, respectively. Accumulated deficit was $614.7 million and $739.5 million as of December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities based on future commercialization of autonomous driving technology and attract investors’ investments.
Historically, the Group has relied principally on non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of convertible redeemable preferred shares (collectively “Preferred Shares”). Refer to note 12 for details of the Group’s Preferred Shares financing activities and the amendment on Preferred Shares redemption rights. In addition, if each share of Preferred Shares automatically converts into Class A ordinary share upon the earlier of (i) the closing of a qualified initial public offering (“QIPO”) or (ii) the date specified by written consent or agreement of a majority of the holders of each series of Preferred Shares, it will eliminate the possibility of any future cash outflow that may result from the holders of Preferred Shares exercising their share redemption rights. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of December 31, 2022 and 2023, the Group had $316.3 million and $426.0 million of cash and cash equivalents, $261.6 million and $163.6 million of short-term investments, respectively. Based on the above considerations, the Group believes the cash and cash equivalents and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Significant accounting policies followed by the Company in the preparation of its accompanying consolidated financial statements are summarized below.
(b)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries for which the Company are the primary beneficiary.
All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.
(c)
Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. These management estimates include the fair value of share-based awards, fair value of debt investments in investees’ preferred shares, fair value of warrants liability, valuation allowance for deferred tax assets, useful lives of property and equipment, the discount rate for lease, the determination of the stand-alone selling price (“SSP”), and impairment of long-lived assets, investment in equity investees and investment securities. These estimates are based on information available as of the date of the consolidated financial statements, therefore, actual results could differ from those estimates.
(d)
Cash and cash equivalents

The Group considers all highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates the fair value.
(e)
Restricted cash

Cash and cash equivalents that are restricted as to withdrawal or for use or pledged as security are reported separately as restricted cash. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for office lease contracts in the U.S. and for issuance of letter of guarantee.
(f)
Investments in marketable debt securities

Investments in marketable debt securities are recorded as investments under short-term investments and long-term investments in the consolidated balance sheets based on their remaining contractual maturities. Investments in marketable debt securities consist of asset-backed securities, Canada treasury securities, commercial paper, corporate bonds, supranational securities, U.S. agencies securities, U.S. treasury securities, Yankee bonds as well as wealth management products. The Group determines the appropriate classification of investments at the time of purchase and re-evaluates such determination at each consolidated balance sheet date. Marketable debt securities are classified as available-for-sale as they do not meet the criteria of held-to-maturity or trading securities, and are carried at fair value in the consolidated balance sheets with

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)
Investments in marketable debt securities (continued)

unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sale of these securities are recognized under investment income in the consolidated statements of operations and comprehensive loss.
The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets with corresponding adjustment in the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income (loss) as a component of shareholders’ deficit. As of December 31, 2022 and 2023 there were no investments held by the Group that had been in continuous unrealized loss position.
(g)
Long-term investments

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, and equity investment without readily determinable fair values.
For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ deficit.
For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, as these equity security investments do not have readily determinable fair value, the Group measures these equity security investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other income, net.
(h)
Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Group’s assessment of the collectability of accounts.
The Group evaluates its accounts receivable for expected credit losses on a regular basis in accordance with ASU No. 2016-13 (Topic 326). The Group regularly reviews the adequacy of the allowance by considering factors, such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The Group’s exposure to credit losses may increase if its customers are adversely affected by changes, such as economic pressures or uncertainty associated with local or global economic recessions, disruptions associated with the COVID-19 pandemic, or other customer-specific factors. Although the Group historically has not experienced significant credit losses, it will continue to periodically review the allowance and make necessary adjustments accordingly.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)
Accounts receivable and allowance for doubtful accounts (continued)

Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of December 31, 2022 and 2023, the allowance for doubtful accounts provided were not material.
(i)
Property, equipment and software, net

Property, equipment and software, net is stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Category	Estimated Useful Lives
Computer and equipment	3 – 4 years
Vehicle and equipment	3 – 5 years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset
Software	3 years
Furniture and fixtures	5 years
Operating lease right-of-use assets	2 – 5 years
Finance lease right-of-use assets	3 – 8 years
Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2022 and 2023, construction in progress in the amount of $125.4 and $6.8, respectively, was primarily relating to the construction of leasehold improvements.
(j)
Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.
(k)
Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, return allowances, and value-added taxes and surcharges.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)
Revenue recognition (continued)

The Group determines revenue recognition through the following steps:
•
identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

•
determination of the transaction price, including the constraint on variable consideration;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, the Group satisfies a performance obligation.

Revenues disaggregated by nature for the years ended December 31, 2022 and 2023 consist of the following:
	Year Ended December 31,
	2022	2023
Engineering solution services	44,959	40,634
Virtual driver operation services	21,421	23,912
Sales of products	2,006	7,353
Total	68,386	71,899
The following is a description of the accounting policy for the principal revenues by nature of the Group.
i)
Engineering solution services

The Group derives revenues from providing integrated solutions in relation to autonomous driving to original equipment manufacturers and other industry participants. The Group’s engineering solution contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple deliverables, the Group identifies each performance obligation and evaluates whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are consolidated. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer.
The Group allocates the transaction price to each distinct performance obligation based on the estimated SSP for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where the SSP is not directly observable, such as when the Group does not sell the products or services separately, the Group estimates the SSP of each performance obligation based on an adjusted market assessment approach.
Revenues from engineering solution primarily consist of integrated retrofitting services, preparation assistance services for the autonomous driving test, road-testing services, fleet operation services, software licensing and development services. For the integrated retrofitting services, the Group may provide products as inputs to deliver the combined output of autonomous services as specified by customers. The revenues from integrated retrofitting services, the preparation assistance services for the autonomous driving test, road-testing services and software development services are recognized when control of the services is transferred

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)
Revenue recognition (continued)

to customers, which generally occurs when the Group delivers the services and the substantive customer acceptance is received (“point in time”). Fleet operation service revenues are generally recognized over time as the customer simultaneously receives and consumes the benefits of the services as performed. Software licensing revenues are generally recognized over time as the functionality of the software is expected to substantively change, and the Group is obligated to update the software to latest version of the software during the service period.
ii)
Virtual driver operation services

The Group’s virtual driver operation service revenues are primarily generated from the operation of the driverless taxi services and robot truck logistics services. The revenues are recognized upon completion of the performance obligations of ride-hailing and logistics service.
iii)
Sales of products

The Group sells autonomous driving related products directly to customers. Revenues from the sales of products are recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers.
Contract balances
Contract assets relate to the Group’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract which is presented in accounts payable and other current liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. The balance of contract assets was $25.0 as of December 31, 2023. Revenues recognized for the year ended December 31, 2023 from performance obligations related to prior years were not material.
Practical expedients
The Group has used the following practical expedients as allowed under ASC 606:
(i)
The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(ii)
Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(l)
Cost of revenues

Cost of revenues consists of expenses relating to salaries and benefits of supporting engineers and other direct supporting personnel, materials and supplies, depreciation of fixed assets, and other costs incurred to directly support the fulfillment of the revenue contracts, such as rental expenses, bandwidth and data center expenditures.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)
Research and development expenses (“R&D expenses”)

R&D expenses consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for R&D personnel; (ii) direct input of materials and supplies expense in relation to R&D; and (iii) certain other expenses, such as office rental expenses, bandwidth and data center expenditures, utilities, depreciation of equipment and other expenses incurred in R&D.
The Group follows the provisions of ASC 985, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, which requires that software development costs incurred in conjunction with development be charged to R&D expenses until technological feasibility is established. The technological feasibility is established upon completion of a working model. The costs incurred by the Group between technological feasibility and general release to the public have been insignificant. Accordingly, all R&D costs have been expensed as incurred.
(n)
Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for the general and administrative personnel; (ii) professional services expenses; and (iii) certain operating expenses, such as office rental expenses, utilities and other expenses necessary to support the Group’s business.
(o)
Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842), from January 1, 2022 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods. The Group leases office spaces and warehouses in different cities in the PRC and U.S. under operating leases, and logistics vehicles and containers in the PRC under finance leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets in its consolidated balance sheets at the lease commencement. The Group classified its leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25, and recorded the leases of logistics vehicles and containers as finance leases because the lease terms cover majority of the remaining economic life of the underlying assets. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liabilities adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to eight years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For short-term leases with lease term less than one year, the Group records operating lease expenses in its consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and records variable lease payments as incurred.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)
Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expenses are recognized (a) for the awards granted with only service condition, using the straight-line attribution method, net of actual forfeitures as they occur, over the vesting period; (b) for the awards granted with service condition and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an initial public offering (“IPO”) is a performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition should be recorded upon the occurrence of an IPO.
The Group selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for share options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the share option’s expected term, the price volatility of the underlying stock, risk-free interest rate and expected dividend yield.
(q)
Government subsidies

The government subsidies provided by the local government mainly included funding to support the growth of the Group. Government subsidies are mainly recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure, not subject to future return or not related to future performance obligation. For the years ended December 31, 2022 and 2023, $7.6 million and $7.1 million were received and recognized as other income, net in the consolidated statements of operations and comprehensive loss, respectively.
(r)
Employee defined contribution plan

PRC Contribution Plan
Full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were $13.5 million and $13.2 million for the years ended December 31, 2022 and 2023, respectively.
U.S. Contribution Plan
The Group sponsored a qualified 401(k) defined contribution plan covering eligible employees starting January 1, 2020. For the year ended December 31, 2022, the Group’s contribution method was to match employee’s elective deferrals on a dollar-for-dollar basis up to 3% of the employee’s compensation. The Group incurred $0.8 million of 401(k) and Simple Individual Retirement Account (“IRA”) employer match expenses for the year ended December 31, 2022. Under both plans, participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Group has decided to discontinue the contribution plan starting from 2023, therefore the Group incurred nil of 401(k) and IRA employer match expenses for the year ended December 31, 2023.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)
Income taxes

Income taxes are accounted for under the asset and liability method. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.
The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.
The Group recognizes interest and penalties related to income tax matters as a component of income tax expenses.
(t)
PRC Value-added tax (“VAT”)

The Group’s subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% and 9% for services rendered and 13% for goods sold.
(u)
Fair value measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.
Level 2 — Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.
Level 3 — Inputs are unobservable inputs for the asset or liability.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)
Fair value measurements (continued)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety. The fair values of the Group’s investments are based upon prices provided by an independent source. The Group has reviewed these prices for reasonableness and has not adjusted any prices received from the independent provider. Securities reported at fair value utilizing Level 1 inputs represent assets whose fair value is determined based upon observable unadjusted quoted market prices for identical assets in active markets. Level 2 securities represent assets whose fair value is determined using observable market information, such as previous day trade prices, quotes from less active markets, or quoted prices of securities with similar characteristics. There were no transfers between Level 1, Level 2 and Level 3 investments during the years ended December 31, 2022 and 2023. The carrying amounts of accounts receivable, amounts due from related parties, current and accounts payable approximates the fair value because of their short-term nature.
(v)
Foreign currency

The Company’s reporting currency and functional currency is the U.S. dollar. The Group determines its functional currencies based on the criteria of Accounting Standards Codification (ASC) 830, Foreign Currency Matters. The functional currency of the Company’s subsidiaries in the United States and Hong Kong, China is the U.S. dollar. The functional currencies of its subsidiaries, the VIEs, and the VIEs’ subsidiaries in Mainland China are the Renminbi (“RMB”). The Group uses the monthly average exchange rate for the year and the exchange rate at the consolidated balance sheet date to translate the operating results and financial position, respectively. Equity accounts are translated at historical exchange rates. Translation differences are recorded in accumulated other comprehensive income (loss), as a component of shareholders’ deficit.
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the consolidated balance sheet date. The Group reflects net foreign exchange transaction gains and losses resulting from the conversion of the foreign currencies to functional currency included in other income, net.
(w)
Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income (loss) for the periods presented includes net loss, change in foreign currency translation adjustments and unrealized gain on available-for-sale investments.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)
Non-controlling interests

The Company’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to minority shareholders of the consolidated affiliated companies are classified separately as “non-controlling interests” in the Company’s consolidated statements of operations and comprehensive loss.
(y)
Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary shares and Class B ordinary shares have the same rights in dividend. Therefore, basic and diluted loss per share is the same for both classes of ordinary shares. The Group’s Preferred Shares are considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.
Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Preferred Shares using as-if- converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.
(z)
Segment reporting

Based on the criteria established by ASC 280, operating segments are defined as components of an enterprise (business activity from which it earns revenues and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as its Chief Executive Officer, who reviews consolidated results when making decisions about resource allocation and performance evaluation of the Group as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting.
The assets of the Group are held in the PRC and the U.S. The long-lived assets as of December 31, 2022 and 2023, are as follows:
	As of December 31,
	2022	2023
The PRC	31,360	18,179
The U.S.	3,605	3,660
Total	34,965	21,839

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z)
Segment reporting (continued)

For the years ended December 31, 2022 and 2023, the Group’s total revenues by geographic area are as follows:
	Year ended December 31,
	2022	2023
The PRC	57,859	71,578
The U.S.	10,527	321
Total	68,386	71,899

(aa)
Recently issued accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.
Recent accounting pronouncements not yet adopted
In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) — Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the exception. The ASU also simplifies the diluted net income per share calculation in certain areas. For entities other than public business, the amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal year beginning after December 15, 2020, including interim periods within that fiscal year. The Group does not expect the adoption of the ASU to have an impact on the consolidated financial statements.
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)
Recently issued accounting pronouncements (continued)

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For entities other than public business entities, the amendments are effective for fiscal years beginning after December 15, 2025 and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.
3.
CONCENTRATIONS AND RISKS

(a)
Concentration of customers and suppliers

Three customers represented 31.0%, 15.4% and 12.3%, respectively, of the total revenues for the year ended December 31, 2022. Two customers represented 31.3% and 25.0%, respectively, of the total revenues for the year ended December 31, 2023. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2022 and 2023. Four customers accounted for 24.5%, 16.5%, 16.1% and 13.3%, respectively, of the total accounts receivable as of December 31, 2023. Three customers accounted for 40.5%, 24.7%, 10.6%, respectively, of the total accounts receivable as of December 31, 2022.
(b)
Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Group invests its excess cash in low-risk, high credit quality and highly liquid securities, and places its cash and cash equivalents and short-term investments in the financial institutions which the management believes are of high credit quality. Securities of any given issuer valued at cost at the time of purchase should not exceed 5% of the market value of the portfolio or $1.0 million, whichever is greater. For purposes of this diversification restriction, securities of a parent company, subsidiaries, and entities acquired or merged will be combined. Credit risk arises from cash and cash equivalents, short-term investments, as well as credit exposures to customers, including outstanding receivables. The carrying amount of these financial assets represents the maximum amount of loss due to credit risk. Accounts receivable are typically unsecured and are derived from revenues earned directly from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.
(c)
Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to $162.1 million and $166.8 million as of December 31, 2022 and 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
3.
CONCENTRATIONS AND RISKS (continued)

(d)
Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 9% and 2% for the years ended December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4.
INVESTMENTS IN MARKETABLE DEBT SECURITIES

Investments in marketable debt securities are recorded as short-term investments and long-term investments in the consolidated balance sheets. The following is a summary of the Group’s investments in marketable debt securities as of December 31, 2022 and 2023:
	As of December 31, 2022
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Asset backed securities	30,408	—	(635)	29,773
Canada treasury securities	1,999	—	(7)	1,992
Commercial paper	22,925	—	—	22,925
Corporate bonds	108,337	—	(1,682)	106,655
Supranational securities	8,459	—	(51)	8,408
U.S. agencies securities	13,994	—	(402)	13,592
U.S. treasury securities	24,012	—	(469)	23,543
Yankee bonds	17,305	—	(114)	17,191
Wealth management products	87,920	115	—	88,035
Total	315,359	115	(3,360)	312,114
	As of December 31, 2023
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Asset backed securities	1,962	—	(29)	1,933
Corporate bonds	14,211	—	(82)	14,129
Yankee bonds	6,500	—	—	6,500
Wealth management products	66,272	97	—	66,369
Total	88,945	97	(111)	88,931

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
5.
LONG-TERM INVESTMENTS

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, and equity investment without readily determinable fair values. the following is a summary of long-term investments:
	Year ended December 31,
	2022	2023
Investments in marketable debt securities (note 6)	50,471	1,933
Debt investments in investees’ preferred shares (note 5a) and (note 6)	29,702	49,307
Equity investment without readily determinable fair values	480	472
Total	80,653	51,712

(a)
Debt investments in investees’ preferred shares

In January 2021, the Group invested in the convertible redeemable preferred shares of a private company which engaged in graphics processing unit (“GPU”) computing technology and service at the amount of $4.0 million. In July 2022 and April 2023, the Group invested in the convertible redeemable preferred shares of a company engaged in the app-based ride-hailing vehicle business at cash consideration of $15.0 million and $15.0 million, respectively. Considering the substantive redemption rights, the Group classified these investments as available-for-sale investments, recorded under long-term investments in the consolidated balance sheets. For the years ended December 31, 2022 and 2023, $5.6 million and $4.8 million of unrealized gain were recorded in other comprehensive income, respectively.
These available-for-sale debt investments are carried at fair value. The Group uses backsolve method with significant unobservable inputs to measure the fair value of the investments (Level 3), which primarily include the recent transaction price of the underlying private company’s securities and discount for lack of marketability (“DLOM”).
As of December 31, 2022 and 2023, no impairment indicator was identified associated with the available-for-sale debt investments.
The following table summarizes the activities related to fair value of the debt investments in investees’ preferred shares, which are recorded as available-for-sale investments:
	Year ended December 31,
	2022	2023
Fair value of available-for-sale debt investments at the beginning of the year (Level 3)	10,110	29,702
Additions – initial investment	15,000	15,000
Change in fair value	5,620	4,828
Foreign currency translation adjustment	(1,028)	(223)
Fair value of available-for-sale debt investments at the end of the year (Level 3)	29,702	49,307

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
6.
FAIR VALUE MEASUREMENTS

Fair value measurements on a recurring basis
The fair value measurements of assets and liabilities that are measured or disclosed at fair value on a recurring basis as of December 31, 2022 and 2023, are as follows:
	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	42,928	—	42,928
Corporate bonds	—	2,998	—	2,998
Money market funds	38,954	—	—	38,954
Subtotal	38,954	45,926	—	84,880
Short-term investments:
Debt Securities:
Asset backed securities	—	4,495	—	4,495
Canada treasury securities	—	1,992	—	1,992
Commercial paper	—	22,925	—	22,925
Corporate bonds	—	87,931	—	87,931
Supranational securities	—	8,408	—	8,408
U.S. agencies securities	—	13,592	—	13,592
U.S. treasury securities	23,543	—	—	23,543
Yankee bonds	—	10,722	—	10,722
Wealth management products	—	88,035	—	88,035
Subtotal	23,543	238,100	—	261,643
Long-term investments (note 5):
Asset backed securities	—	25,278	—	25,278
Corporate bonds	—	18,724	—	18,724
Debt investments in investees’ preferred shares	—	—	29,702	29,702
Yankee bonds	—	6,469	—	6,469
Subtotal	—	50,471	29,702	80,173
Total assets in fair value	62,497	334,497	29,702	426,696
Warrants liability (note 12)	—	—	2,516	2,516

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
6.
FAIR VALUE MEASUREMENTS (continued)

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	77,370	—	77,370
Corporate bonds	—	4,749	—	4,749
Money market funds	117,492	—	—	117,492
Subtotal	117,492	82,119	—	199,611
Short-term investments:
Debt securities:
Corporate bonds	—	14,129	—	14,129
Yankee bonds	—	6,500	—	6,500
Wealth management products	—	66,369	—	66,369
Equity securities:
Equity investment with readily determinable fair values (note b)	5,273	—	—	5,273
Term deposits and certificate of deposits (note a)		71,323		71,323
Subtotal	5,273	158,321	—	163,594
Long-term investments (note 5):
Asset backed securities	—	1,933	—	1,933
Debt investments in investees’ preferred shares	—	—	49,307	49,307
Subtotal	—	1,933	49,307	51,240
Total assets in fair value	122,765	242,373	49,307	414,445
Warrants liability (note 12)	—	—	5,617	5,617
Note a: Term deposits and certificate of deposits are deposits of fixed interest rate with original maturities between three months and one year and above one year, which are recorded in short-term investments and long-term investments based on the maturities.
Note b: The Company measured the fair value of its investment in common shares using the market approach based on the quoted stock price of its investees in the active market and classified it as Level 1 measurement. As of December 31, 2023, the balance of the investment was $5.3 million, with a decline of $4.7 million from fair value change recorded in other income, net. The investment represents accounts receivable for engineering solution service provided in 2022, subsequently in 2023 settled in shares issued by a customer, whose shares are publicly traded.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
6.
FAIR VALUE MEASUREMENTS (continued)

The following table summarizes the activities related to fair value of warrants liability:
	Year ended December 31,
	2022	2023
Balance at the beginning of the year	—	2,516
Issuance of warrants	6,429	—
Change in fair value	(3,887)	3,030
Exercise of the warrants	(26)	71
Balance at the end of the year	2,516	5,617
The Group uses option-pricing model with significant unobservable inputs to measure the fair value of the warrants liability (Level 3), which primarily include the fair value of the Series D Preferred Shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of fair value of shares, risk-free interest rates and expected dividends.
Fair value measurements on a non-recurring basis
The Group measures property, equipment and software, operating and finance lease right-of-use assets, operating and finance lease liabilities, at fair value on a non-recurring basis only if they were determined to be impaired. For equity investment without readily determinable fair values for which the Group elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.
7.
PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software as of December 31, 2022 and 2023, consist of the following:
	As of December 31,
	2022	2023
Computer and equipment	30,585	30,124
Vehicle and equipment	22,639	22,694
Leasehold improvements	6,263	6,199
Software	1,191	2,405
Furniture and fixtures	552	544
Finance lease right-of-use assets	3,526	4,650
Total property, equipment and software	64,756	66,616
Less: accumulated depreciation and amortization	(38,054)	(51,203)
Construction in progress	125	7
Property, equipment and software, net	26,827	15,420
Total depreciation and amortization expenses for the year ended December 31, 2023 were $15.5 million ($1.2 million relates to amortization of property and equipment acquired under finance leases), including $2.0 million in cost of revenues, $12.5 million in R&D expenses, and $1.0 million in selling, general and administrative expenses, respectively, in the consolidated statements of operations and comprehensive loss. Total depreciation and amortization expenses for the year ended December 31, 2022 were $17.6 million

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
7.
PROPERTY, EQUIPMENT AND SOFTWARE, NET (continued)

($0.8 million relates to amortization of property and equipment acquired under finance leases), including $1.1 million in cost of revenues, $15.8 million in R&D expenses, and $0.7 million in selling, general and administrative expenses, respectively, in the consolidated statements of operations and comprehensive loss.
8.
ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities as of December 31, 2022 and 2023 consist of the following:
	As of December 31,
	2022	2023
Payroll and related expenses	15,587	16,070
Payables and accrued expenses for goods or services	10,048	13,751
Contract liabilities	4,921	2,406
Loans payable to potential investors (note 12)	3,946	—
Tax payables	3,195	2,411
Warrants liability (note 12)	2,516	5,617
Finance lease liabilities (note 9)	1,245	1,244
Amounts reimbursable to employees	549	734
Welfare payable	269	271
Others	1,766	1,795
Total	44,042	44,299

9.
LEASE

The Group leases office spaces and warehouses in several cities in the PRC and the U.S. under operating leases, and logistics vehicles and containers in the PRC under finance leases. The Group determines if an arrangement is a lease at inception, and when lease agreements contain lease and non-lease components, the Group accounts for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2023, the Group did not have additional operating leases or finance leases that have not yet commenced.
Total operating lease expenses for the years ended December 31, 2022 and 2023 were $4.9 million and $4.3 million, respectively, which were recorded in cost of revenues, R&D expenses, and selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. Short-term lease cost for the years ended December 31, 2022 and 2023 was $1.1 million and $1.5 million, respectively.
Property and equipment acquired under finance leases was $2.6 million as of December 31, 2023, recorded in “Property, equipment and software, net”, and corresponding current and non-current finance lease liabilities were $1.2 million and $1.2 million, respectively, as of December 31, 2023, recorded in “Accounts payable and other current liabilities” and “Other non-current liabilities”.
Total amortization expenses for the finance lease right-of-use assets and the interest expenses on the finance lease liabilities for the years ended December 31, 2022 and 2023 were $0.8 million and $0.1 million, and $1.2 million and $0.1 million, respectively, which were included in cost of revenues and other income, net on the consolidated statements of operations and comprehensive loss, respectively.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
9.
LEASE (continued)

	As of December 31,
	2022	2023
Operating leases
Right-of-use assets	8,138	6,419
Lease liabilities, current	4,058	3,866
Lease liabilities, non-current	3,788	2,246
Finance leases
Right-of-use assets	2,688	2,636
Lease liabilities, current	1,245	1,244
Lease liabilities, non-current	1,352	1,187
	For the year ended December 31,
	2022	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash used in operating leases	5,718	4,178
Operating cash used in finance leases	96	77
Financing cash used in finance leases	853	1,061
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	5,336	3,424
Finance leases	2,597	1,183
Weighted average remaining lease term
Operating leases	2.2	1.5
Finance leases	2.7	3.2
Weighted average discount rate
Operating leases	4.3%	4.6%
Finance leases	4.8%	5.9%
The following is a maturity analysis of the annual undiscounted cash flows for operating lease and finance lease liabilities as of December 31, 2023 is as follows:
Year ending December 31,
2024	5,917
2025	2,001
2026	1,019
2027	286
2028	195
2029 and thereafter	42
Less: imputed interest	(917)
Total	8,543

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
10.
COMMITMENTS AND CONTINGENCIES

Legal proceedings
From time to time, the Group may become involved in litigation, claims, and proceedings. The Group evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. As of December 31, 2022 and 2023, based on the information currently available, the Group believes that the loss contingencies that may arise as a result of currently pending legal proceedings are not reasonably possible to have a material adverse effect on the Group’s business, results of operations, financial condition, and cash flows.
Purchase commitments
In December 2022, the Group entered into a purchase agreement with a third party to purchase sensors to be delivered in 2023 and 2024 with consideration of $12.0 million. As of December 31, 2023, the Group had a future minimum purchase commitment for the purchase of sensors amounted to $6.0 million.
Investment commitments
In August 2023, the Group entered into an agreement with Toyota Motor (China) Investment Co., Ltd. and GAC Toyota Motor Co., Ltd. to establish a joint venture and jointly advance the future mass production and large-scale deployment of fully driverless vehicles. As of December 31, 2023, the Group had a future investment commitment of $4.2 million (equivalent to RMB 30.0 million) in cash payable before September 30, 2024, and of $52.1 million (equivalent to RMB 369.0 million) in cash payable before September 30, 2025.
11.
ORDINARY SHARES

The Company was incorporated on November 4, 2016 with an authorized share capital of 388,594,477 ordinary shares at the par value of $0.0005 each. A summary of the Class A and Class B ordinary shares as of December 31, 2022 and 2023, is as follows:
	As of December 31,
	2022	2023
Class A Ordinary Shares
Shares authorized	307,505,707	307,505,707
Par value	$0.0005	$0.0005
Shares issued and outstanding	10,708,762	10,660,389
Class B Ordinary Shares
Shares authorized	81,088,770	81,088,770
Par value	$0.0005	$0.0005
Shares issued and outstanding	81,088,770	81,088,770
The holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote. The holder of each Class A ordinary share shall have the right to one vote with respect to such Class A ordinary share, and the holder of each Class B ordinary share shall have the right to 10 votes with respect to such Class B ordinary share.
Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. With respect

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
11.
ORDINARY SHARES (continued)

to any Class B ordinary share upon (a) the death of the stockholder (or its ultimate controlling beneficial owner that is a natural person or any beneficial owner that is a principal) of such Class B ordinary share; (b) any sale, transfer, assignment, or disposition of such Class B ordinary share by a stockholder (or its affiliate) to any person who is not an affiliate of such stockholder; (c) a change of ultimate beneficial ownership of such Class B ordinary share to any person who is not an affiliate of the registered stockholder of such Class B ordinary share; or (d) termination of employment of any principal who is the ultimate beneficial owner holding such Class B ordinary share with the Company, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.
12.
CONVERTIBLE REDEEMABLE PREFERRED SHARES

The following table summarizes the Preferred Shares authorized, issued, and outstanding as of December 31, 2023:
	Date of Issuance	Total Number of Shares Outstanding	Original Issue Price per Share	Carrying Value
Series A(1)	2017/3/3	34,362,468	0.4323	14,664
Series B(2)	2017/12/28	44,758,365	1.7319	76,840
Series B+(3)	2018/6/27, 2019/11/22	27,428,047	3.6673	107,135
Series B2	2019/4/11	10,478,885	6.5196	68,138
Series C(4)	2020/3/13, 2021/6/22	57,896,414	9.4220	559,087
Series C+	2020/11/16, 2021/1/13	16,161,021	15.4687	249,884
Series D(5)	2022/2/23, 2022/3/4, 2022/12/29, 2023/8/3, 2023/8/15, 2023/11/15	11,614,287	25.0446	285,530
Total as of December 31, 2023		202,699,487		1,361,278

(1)
In March 2023, the Company entered into a share purchase agreement with IWAY LLC, a company wholly owned by Mr. Tiancheng Lou, to repurchase 355,292 Series A Preferred Shares of the Company at fair value of $4.8 million. Upon the completion of this transaction, all of the shares repurchased were cancelled. The repurchase of Preferred Shares is accounted for under the cost method whereby the entire cost of the acquired Series A Preferred Shares is recorded as reduction of Series A Preferred Shares under mezzanine equity and additional paid-in capital. The additional paid-in capital is recorded as the excess of proceeds over the original issuance price of these Series A Preferred Shares. The repurchase resulted in a reduction of mezzanine equity by $0.2 million, and a reduction of additional paid-in capital by $4.6 million.

(2)
545,365 Series B Preferred Shares were issued and repurchased in June 2018.

(3)
Including 3,431,995 Series B+ Preferred Shares issued in November 2019 upon the exercise of warrants as discussed in Accounting of Preferred Shares.

(4)
Including 2,122,692 Series C Preferred Shares issued in June 2021 upon the exercise of warrants as discussed in Accounting of Preferred Shares.

(5)
Including 199,644 and 168,039 Series D Preferred Shares issued in December 2022 and August 2023 upon the exercise of warrants as discussed in Accounting of Preferred Shares, and newly issued of 3,992,877 Series D Preferred Shares to an investor in November 2023.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
12.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

The key terms of the Preferred Shares are as follows:
Conversion right
The Preferred Shares are convertible at any time, at the option of the holders, into Class A ordinary shares at the applicable conversion ratio by dividing the original issuance price by the conversion price, as adjusted. Each share of Preferred Shares automatically converts into Class A ordinary share upon the earlier of (i) the closing of a QIPO or (ii) the date specified by written consent or agreement of a majority of the holders of each series of Preferred Shares. A QIPO means a firm commitment underwritten public offering of the ordinary shares of the Company in the U.S. (or another jurisdiction) pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, that values the Company at $4.0 billion or more and that results in gross proceeds to the Company of at least $200.0 million, based on the amendment of Memorandum and Articles of Association of the Company in September 2024. Refer to note 19 subsequent events.
Redemption right
Based on the amendment of Memorandum and Articles of Association of the Company in September 2024, all Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) a QIPO has occurred prior to December 28, 2027; (ii) the unilateral termination of either the chief executive officer or the chief technology officer of his employment before December 28, 2024 and occurrence of a QIPO; or (iii) breaches by the Company that have not been cured, upon receipt of a written request from any holder of the then-outstanding Preferred Shares, the Company shall redeem all, or part, of the outstanding Preferred Shares.
The redemption price of Series A Preferred Shares shall be one hundred percent (100%) of the issue price of Series A Preferred Shares plus interest calculated at a five percent (5%) compound interest rate. The redemption price of Series B, B+, B2, C, C+, D Preferred Shares shall be one hundred percent (100%) of the issue price of Preferred Shares plus interest calculated at an eight percent (8%) simple interest rate.
Voting rights
The holders of the Preferred Shares are entitled to vote on all matters and are entitled to the number of votes equal to the number of Class A ordinary shares into which each share of the Preferred Shares is then convertible.
Dividend rights
Each holder of the Preferred Shares is entitled to receive noncumulative dividends at a simple rate of 8% of the Preferred Shares issue price per annum when, as, and if declared by the Board, prior and in preference to any dividend on the ordinary shares. Any remaining dividends shall be paid to the holders of the Preferred Shares and the ordinary shares on an as-converted basis. To date, the Board has not declared any such dividends.
Liquidation rights
In the event of any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, all assets and funds of the Company shall be distributed to the shareholders in the following manner and order:
Each holder of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution to the holders of any previous Preferred Shares and ordinary shares, the amount equal to the greater of (i) an

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
12.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

Liquidation rights (continued)
amount equal to 150% of the Preferred Shares issue price, plus all declared but unpaid dividends or (ii) the pro rata share of all the liquidation proceeds calculated based on an as-converted basis as if all of the Preferred Shares converted into ordinary shares immediately prior to such liquidation. After distributing in full the liquidation preference amount to all the holders of the Preferred Shares, the remaining funds, if any, shall be distributed to the holders of the ordinary shares.
Accounting of Preferred Shares
The Company classified the Preferred Shares in the mezzanine equity in the consolidated balance sheets as they are contingently redeemable at the options of the holders. Each issuance of the Preferred Shares is recorded at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series B+, Series B2, Series C, Series C+ and Series D Preferred Shares were $0.2 million, $0.4 million, $0.4 million, $0.2 million, $2.0 million, $0.1 million and $0.5 million, respectively.
The Company determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account of independent valuations.
The Company records accretion on the Preferred Shares to the redemption value from the date that it becomes probable that the instrument will become redeemable to the earliest redemption dates. The accretion calculates using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Before 2024, redemption is not considered probable.
Warrants issued to would-be investors
The freestanding warrants to purchase the Preferred Shares at a future date were determined to be freestanding instruments that were accounted for as liabilities. At initial recognition, the Company recorded the warrants liability in the consolidated balance sheets at their estimated fair value and changes in estimated fair values were included in the changes in fair value of warrants liability in the consolidated statements of operations and comprehensive loss. The warrants liability is subject to remeasurement at each reporting period and the Company adjusted the carrying value of the warrants liability to fair value at the end of each reporting period utilizing an option-pricing model, with changes in estimated fair value of warrants liability disclosed in the consolidated statements of operations and comprehensive loss.
Series D Warrants
The Company made Series D financing in March 2022, and three PRC onshore investment funds expressed intent to invest in Series D Preferred Shares. However, the PRC onshore investment funds were required to obtain Outbound Direct Investment (“ODI”) approvals from relevant PRC government authorities and complete foreign currency exchange procedures before conducting an outbound direct investment pursuant to the PRC laws. To facilitate the PRC onshore investment funds to invest in Series D Preferred Shares with the same preference and rights as other offshore investment funds, a series of agreements were entered into by the Group and the PRC onshore investment funds.
In March 2022, as below, the Group entered into the loan agreements with the PRC onshore investment funds to borrow loans at the amount of RMB equivalent of $3.9 million. The Company also entered into

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
12.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

Accounting of Preferred Shares (continued)
warrants purchase agreements with the PRC onshore investment funds, which entitle the PRC onshore investment funds to purchase 173,024 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share. Such Preferred Shares shall be issuable upon the exercise of the warrants once the investor obtained the government approval and completed the exchange procedures for the ODI. The warrants are classified as a liability and recorded at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive loss. The proceeds are first allocated to the warrants based on their fair value as a loan discount, with residual being allocated to the loans, which are recorded in accounts payable and other current liabilities. The loan discount is amortized over the contractual life of the loan, using the straight-line method. In August 2023, certain warrants were exercised to purchase 168,039 Series D Preferred Shares at $25.0446 per share with total consideration of $4.2 million in cash, included in line item of net proceeds from issuance of Series D Preferred Shares in the consolidated statements of cash flows. The Company and investor also agreed to terminate 4,985 unexercised warrants. Meanwhile, the Group fully repaid the loans associated with the issuance of the warrants.
The Company also granted warrant to a PRC onshore investment fund with no consideration, which is also a holder of Class A ordinary shares and Preferred Shares, to purchase 199,644 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share. The warrant valued at $828 granted is considered as a deemed dividend to the holder of Series A Preferred Shares. In December 2022, the holder exercised the warrant to purchase 199,644 shares of Series D Preferred Shares with the total consideration of $5.0 million in cash.
In March 2022, the Company also entered into share and warrant purchase agreements with an investment fund, under which the investment fund shall have the right to purchase 998,219 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share, with an aggregate exercise price of $25.0 million. The warrant is classified as a liability and recorded at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive loss. The proceeds are first allocated to the warrant based on its fair value, with residual being allocated to the carrying amounts of Series D Preferred Shares. The warrant was expired on March 4, 2024.
13.
SHARE-BASED COMPENSATION

(a)
Description of the share incentive plan

Share-based awards include share options related to Class A ordinary shares granted to employees, RSUs for Class A ordinary shares granted to employees, and restricted stock awards (“RSAs”) for Class B ordinary shares granted to two founders, under the share incentive plan since the inception of the Company.
In November 2016, the Group adopted the Pony AI Inc. 2016 Share Plan (the “Plan”) pursuant to which the Board may grant share-based awards as an incentive. After several share splits and amendments, the number of ordinary shares reserved for issuance under the Plan has been updated to 58,427,257 ordinary shares since January 2020.
Share options generally have a 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. The share options will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 2 to 5 years. In addition to the above service condition, certain share options and RSUs also include performance vesting condition which is contingent on the completion of an IPO or a sale event.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
13.
SHARE-BASED COMPENSATION (continued)

(a)
Description of the share incentive plan (continued)

In November 2022, the Group amended the terms of 1,429,000 RSUs and 140,000 share options by eliminating the performance condition that requires the RSUs be vested and the share options be exercised until the completion of the Company’s an IPO or a sale event, respectively. In accordance with ASC 718, “Compensation — Stock Compensation”, the modification is an improbable-to-probable (Type III) modification as an IPO or a sale event is a performance condition that the Company anticipates will not be satisfied until occurrence. The Group remeasured the fair value of the modified RSUs and share options on the modification date and recorded the compensation expenses for the modified awards over the remaining requisite service period.
On March 24, 2022, the Board of the Company approved a share buyback plan (the “Buyback Plan”). Pursuant to the Buyback Plan, the Company plans to repurchase certain issued and outstanding Class A ordinary shares of the Company and/or settle certain share options and the RSUs granted under the Plan, at a per share purchase price of $11.57 (or for the share options, a settlement price at $11.57 minus exercise price as applicable, collectively the “Repurchase/Settlement Price”) and for the aggregate purchase not exceed $10.0 million, from employees who joined the Company or its subsidiaries before April 30, 2018 and/or senior engineers and platform leaders who joined the Company or its subsidiaries no later than December 31, 2018 (the “Eligible Employees”).
Under the Buyback Plan, in April 2023, the Company agreed to buy back from certain Eligible Employees all or a portion of their RSUs and share options, including 232,608 RSUs and 75,275 share options, respectively. For awards vested before the settlement date, the Company paid cash $3.1 million to settle the vested awards and recorded a reduction to additional paid-in capital of $3.1 million. For certain awards with performance vesting condition which is contingent on the completion of an IPO or a sale event, such awards were considered not probable of vesting as of the settlement date, accordingly, the entire settlement price paid was charged to compensation expenses amounted to $0.5 million, which is included in R&D and selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.
In addition, in March 2023, the Company and certain optionees reached an agreement to exchange their share options with RSUs, at the fixed fair value basis of these share options on the exchange date. As a result, 3,028,913 RSUs were newly granted for the exchange of 3,104,234 share options. As the terms and the fair value of the awards are identical before and after the exchange, there is no impact on the consolidated financial statements.
(b)
Share option activities

A summary of the Company’s share option activities for the years ended December 31, 2022 and 2023 is as follows:

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
13.
SHARE-BASED COMPENSATION (continued)

(b)
Share option activities (continued)

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	15,551,552	0.52	6.17	188,043
Exercised	(73,541)	0.72
Settlement	(192,324)	0.36
Forfeited or expired	(430,642)	2.00
Outstanding as of December 31, 2022	14,855,045	0.48	5.10	193,473
Settlement	(75,275)	0.68
Forfeited or expired	(622,640)	1.35
Exchanged for RSUs	(3,104,234)	0.34
Outstanding as of December 31, 2023	11,052,896	0.47	4.14	161,965
Exercisable as of December 31, 2022	934,143	0.91	6.42	11,763
Exercisable as of December 31, 2023	603,559	0.84	5.27	8,621
The weighted average grant date fair value of share options vested during the years ended December 31, 2022 and 2023, was $6.20 and $4.92, respectively. The total grant date fair value of the share options vested for the years ended December 31, 2022 and 2023, was $2.4 million and $0.3 million, respectively.
Cash received from share option exercises under the Plan for the years ended December 31, 2022 and 2023, was $52.8 and $nil, respectively.
As of December 31, 2022 and 2023, there were 13,681,443 share options and 10,439,796 share options of which the vesting or exercisability is conditioned on the occurrence of an IPO or a sale event, respectively.
(c)
RSUs and RSAs activities

A summary of the Company’s RSUs and RSAs activities for the years ended December 31, 2022 and 2023 is as follows:

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
13.
SHARE-BASED COMPENSATION (continued)

(c)
RSUs and RSAs activities (continued)

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2022	17,590,164	4.60
Granted	2,485,550	12.96
Vested	(800,107)	13.18
Settlement	(283,391)	0.29
Forfeited	(1,587,795)	12.44
Unvested as of December 31, 2022	17,404,421	5.13
Granted	3,383,000	14.08
Vested	(329,159)	8.55
Settlement	(41,400)	0.29
Forfeited	(946,891)	12.54
Exchanged from share options	3,028,913	0.19
Unvested as of December 31, 2023	22,498,884	5.45
	Number of RSAs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2022	8,437,500	0.07
Vested	(3,750,000)	0.07
Unvested as of December 31, 2022	4,687,500	0.07
Vested	(3,750,000)	0.07
Unvested as of December 31, 2023	937,500	0.07
As of December 31, 2022 and 2023, the weighted average remaining contractual life of outstanding RSUs were 6.47 years and 5.68 years, respectively. As of December 31, 2022 and 2023, there were 3,813,440 RSUs and 3,913,891 RSUs that have been vested but not settled, respectively.
(d)
Valuation

The Group estimates the fair value of the share options on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each share option.
The assumptions used to estimate the fair value of the share options with modifications during the years ended December 31, 2022 and 2023, are as follows:

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
13.
SHARE-BASED COMPENSATION (continued)

(d)
Valuation (continued)

	Year ended December 31,
Share Option Value Assumptions	2022	2023
Expected term (in years)	1.08	0.75 – 1.00
Expected volatility	55.81% – 56.38%	55.92% – 56.26%
Risk-free interest rate	3.77% – 3.81%	3.60% – 3.97%
Expected dividend yield	0.00	0.00%
Expected Term — The expected term represents the period that the share-based awards are expected to be outstanding.
Expected Volatility — Since the Group’s shares are not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose share or share option prices are publicly available after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies.
Risk-Free Interest Rate — The risk-free interest rate used is the constant maturity U.S. Treasury rate corresponding to the applicable time to liquidity.
Expected Dividend Yield — The expected dividend assumption is based on the Group’s current expectations about its anticipated dividend policy after considering the Group’s dividend-paying capacity, its history of paying dividends, and the amount of its prior dividends.
For the years ended December 31, 2022 and 2023, the share-based compensation expenses were $18.6 million and $3.8 million, respectively, of which $13.4 million and $1.9 million, respectively, were included in R&D expenses and $5.2 million and $1.9 million, respectively, were included in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive loss. Of such amounts, $0.3 million and $0.3 million for the years ended December 31, 2022 and 2023, respectively, relate to granted RSAs.
As of December 31, 2023, the unrecognized share-based compensation expenses related to outstanding unvested non-performance share options and RSUs for employees that are expected to vest were approximately $0.04 million and $5.45 million, respectively. The unrecognized share-based compensation expenses are expected to be recognized over a weighted-average period of approximately 0.3 years and 2.1 years for share options and RSUs, respectively.
As of December 31, 2023, the unrecognized compensation expenses related to the performance share options were approximately $13.9 million. The Company will record cumulative share-based compensation expenses related to the performance share options in the period when an IPO or a sale event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expenses recognized over the remaining service period.
As of December 31, 2023, the unrecognized share-based compensation expenses related to the performance RSUs were approximately $117.3 million. The Company will record cumulative share-based compensation expenses related to the performance RSUs in the period when an IPO or a sale event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expenses recognized over the remaining service period.
As of December 31, 2023, the unrecognized share-based compensation expenses related to the granted RSAs were $0.1 million, which the Group expects to recognize over 0.2 year.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
13.
SHARE-BASED COMPENSATION (continued)

(d)
Valuation (continued)

There were no share options granted to nonemployees during the years ended December 31, 2022 and 2023.
14.
TAXATION

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions — the PRC and the U.S. The Group’s loss before income tax for the years ended December 31, 2022 and 2023, is as follows:
	Year ended December 31,
	2022	2023
Loss from the PRC operations	(90,586)	(81,953)
Loss from non-PRC operations	(57,738)	(43,501)
Loss before income tax	(148,324)	(125,454)
Income tax (expenses) benefits applicable to the PRC operations	(125)	124
Income tax benefits applicable to non-PRC operations	199	2
Total income tax benefits	74	126
Cayman Island Tax
Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, payments of dividends and capital in respect of its shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of its shares, nor will gains derived from the disposal of its shares be subject to the Cayman Islands income or corporation tax.
U.S. Corporate Income Tax (“CIT”)
The Company’s subsidiary incorporated in the U.S. is subject to income tax in the U.S. at the rate of 21% for the years ended December 31, 2022 and 2023.
Hong Kong Tax
Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiary in Hong Kong are subject to profit tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. The payments of dividends by the company to its shareholders are not subject to any Hong Kong withholding tax.
PRC CIT
The Group’s subsidiaries, the VIEs and the VIEs’ subsidiaries, which are entities incorporated in the PRC (the “PRC entities”) are subject to the PRC Enterprise Income Tax on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25%, except for High and New Technology Enterprises (“HNTE”), which are subject to a 15% tax rate. For Small Low-profit Enterprises, the portion of less than RMB1.0 million and the portion of more than RMB1.0 million but less than RMB3.0 million of the annual taxable income, will be included in the actual taxable income at 12.5%

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
14.
TAXATION (continued)

and 25%, respectively, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20% for the year ended December 31, 2022. Based on newly issued and effective relevant PRC income tax regulation in 2023, for Small Low-profit Enterprises, the portion of less than RMB3.0 million of the annual taxable income, will be included in the actual taxable income at 25%, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20% for the year ended December 31, 2023.
Under preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% CIT rate.
•
Beijing HX was qualified as HNTE in 2021, and is entitled to a preferential income tax rate at 15% for 2021, 2022 and 2023.

•
Beijing ZX was qualified as HNTE in 2021, and is entitled to a preferential income tax rate at 15% for 2021, 2022 and 2023.

•
Beijing YX was qualified as HNTE in 2022, and is entitled to a preferential income tax rate at 15% for 2022, 2023 and 2024.

•
Guangzhou HX was qualified as HNTE in 2020, and is entitled to a preferential income tax rate of 15% for 2020, 2021 and 2022. Guangzhou HX renewed HNTE in 2023, and is newly entitled to a preferential income tax rate of 15% for 2023, 2024 and 2025.

•
Shenzhen YX was qualified as HNTE in 2022, and is entitled to a preferential income tax rate of 15% for 2022, 2023 and 2024.

•
Jiangsu RD was qualified as HNTE in 2021, and is entitled to a preferential income tax rate of 15% for 2021, 2022 and 2023.

•
Shanghai YX was qualified as HNTE in 2023, and is entitled to a preferential income tax rate of 15% for 2023, 2024 and 2025.

Composition of Income Tax Expenses
For the years ended December 31, 2022 and 2023, the Group’s income tax expenses are as follows:
	Year ended December 31,
	2022	2023
Deferred tax provisions applicable to the PRC operations	(120)	120
Deferred tax provisions applicable to non-PRC operations	596	—
Total deferred tax provisions	476	120
Current income tax (expenses) benefits applicable to the PRC operations	(5)	4
Current income tax (expenses) benefits applicable to non-PRC operations	(397)	2
Total current income tax (expenses) benefits	(402)	6
Total income tax benefits	74	126

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
14.
TAXATION (continued)

Reconciliation of the statutory tax rate to the effective tax rate
The following table sets forth reconciliation between the PRC statutory income tax rate and the effective tax rate:
	Year ended December 31,
	2022	2023
Statutory CIT rate	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(4.2)%	(3.8)%
Effect of research and development super-deduction	11.8%	12.9%
Other permanent adjustments	(7.0)%	(0.5)%
Change in valuation allowance	(16.7)%	(32.2)%
Tax rate difference from statutory rate in other jurisdictions	(8.9)%	(1.3)%
Effective tax rate for the Group	0.0%	0.1%
The combined effects of the income tax exemption and reduction available to the Group are as follows:
	Year ended December 31,
	2022	2023
Tax holiday effect	6,250	4,772
Net loss per share effect-basic and diluted	0.07	0.05
Deferred tax assets and liabilities
The tax effects of significant items comprising the Group’s deferred taxes as of December 31, 2022 and 2023, are as follows:
	As of December 31,
	2022	2023
Deferred tax assets:
Net operating loss carryforwards	74,857	106,134
R&D business tax credits	15,647	17,706
Depreciation of property, equipment and software	560	800
Deferred R&D expenses	282	5,927
Change in Fair Value of Investment	—	993
Other current liabilities and others	1,599	1,275
Lease liabilities	202	571
Total deferred tax assets	93,147	133,406
Deferred tax liabilities:
Depreciation of property, equipment and software	(630)	(161)
Prepaid expenses	(601)	(222)
Right-of-use assets	(180)	(535)
Share-based compensation	(75)	(14)
Total deferred tax liabilities	(1,486)	(932)
Valuation allowance	(91,781)	(132,474)
Deferred tax liabilities, net	(120)	—

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
14.
TAXATION (continued)

Deferred tax assets recognized for those tax credits are presented net of unrecognized tax benefits. Deferred tax liabilities, net was included in other non-current liabilities as of December 31, 2022 and the balance was nil as of December 31, 2023.
ASC Topic 740 Income Taxes requires that the tax benefits of net operating losses (“NOLs”), temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses that the asset is more likely than not realizable. Realization of the future tax benefits is dependent on the Group’s ability to generate sufficient taxable income within the carryforward period. The Group considered all positive and negative evidence on whether the Group would have future taxable income sufficient to realize the benefits of its deferred tax assets.
The Group determined the valuation allowance on an entity-by-entity basis. As of December 31, 2022, $91.8 million of valuation allowances was provided related to net deferred tax assets. As of December 31, 2023, $132.5 million of valuation allowances was provided primarily related to R&D business tax credits and NOLs. Based on the available objectively verifiable positive and negative evidence, the Group determined that it is more likely than not that these net deferred tax assets will not be realized in the future.
NOLs and tax credit carryforwards as of December 31, 2023, are as follows:
	As of December 31, 2023
	Amount	Expiration Years
NOLs, the PRC	568,827	2026 – 2034
Tax credits, U.S. federal	10,565	2039 – 2043
Tax credits, U.S. state	12,237	No expiration date
Utilization of NOLs and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOLs and tax credits before utilization.
Unrecognized tax benefits
No liabilities related to uncertain tax positions are recorded in the consolidated financial statements. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:
	Year ended December 31,
	2022	2023
Balance at the beginning of the year	3,429	4,587
Additions based on tax positions related to the current year	1,158	668
Reductions for tax positions of prior years	—	(159)
Balance at the end of the year	4,587	5,096
Included in the balances of unrecognized tax benefits as of December 31, 2022 and 2023, are $4.6 million and $5.1 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily federal and California deferred tax assets. No income tax benefits would be realized due to the Group’s valuation allowance position. The Group did not identify significant unrecognized tax benefits for other areas for the years ended December 31, 2022 and 2023. The Group did not recognize any expenses for interest and penalties related to uncertain tax positions during the years ended December 31, 2022 and 2023, due to their immaterial impact on the respective consolidated financial statements. The Group does not expect its unrecognized tax benefits balance to change materially over the next 12 months.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
14.
TAXATION (continued)

In accordance with the PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for the PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.
The Group’s U.S. subsidiary files income tax returns in the U.S. federal and various states. The Group’s U.S. subsidiary’s federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2019, through December 31, 2023 for Federal and December 31, 2017 through December 31, 2023 for states. There are currently no pending income tax examinations.
The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements. There were no ongoing examinations by tax authorities as of December 31, 2022 and 2023.
PRC Withholding income tax on dividends
The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous CIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.
To the extent that the subsidiaries and the VIEs and the VIEs’ subsidiaries of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiaries and the VIEs in the PRC as they were still in accumulated deficit position.
15.
RELATED-PARTY BALANCES AND TRANSACTIONS

(a)
Related parties

Name of related parties	Relationship with the Group
Toyota Motor Corporation (“TMC”)	Shareholder of the Group
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron Logistics
Mr. Tiancheng Lou	The founder, shareholder and CTO of the Group

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
15.
RELATED-PARTY BALANCES AND TRANSACTIONS (continued)

(b)
The Group had the following balances and transactions with major related parties:

	As of December 31,
Amounts due from related parties	2022	2023
TMC	1,831	165
Sinotrans	6,475	5,485
Subtotal, current	8,306	5,650
Mr. Tiancheng Lou (note), non-current	2,969	—
Total	11,275	5,650
	Year ended December 31,
Revenues	2022	2023
TMC	4,205	612
Sinotrans	21,188	22,491
Total	25,393	23,103
	As of December 31,
Operating and finance lease	2022	2023
Operating lease liabilities
Sinotrans	141	108
Finance lease liabilities
Sinotrans	2,597	2,431
	Year ended December 31,
Operating and finance lease	2022	2023
Cost:
Sinotrans	843	1,191
Selling, general and administrative expenses:
Sinotrans	29	37
Interest expense:
Sinotrans	101	107
	Year ended December 31,
Interest income	2022	2023
Mr. Tiancheng Lou (note)	83	21

Note:
During 2018, the Group offered a promissory note to the founder to cover the income taxes resulting from the RSAs granted. The promissory note has been repaid in March 2023.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
16.
NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2022 and 2023. The following table sets forth the computation of basic and diluted net loss per share:
	Year ended December 31,
	2022	2023
Numerator:
Net loss attributable to ordinary shareholders	(148,018)	(124,812)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	85,319,170	89,100,415
Net loss per share, basic and diluted	(1.73)	(1.40)
Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.
The following ordinary share equivalents were excluded from the computation of diluted net loss per share to eliminate any antidilutive effect:
	Year ended December 31,
	2022	2023
Preferred shares	197,448,223	198,629,097
Share options	973,599	703,470
RSUs	3,365,907	3,788,705
RSAs	6,494,735	2,767,115
Warrants	449,568	17,974
Total	208,732,032	205,906,361

17.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $531.9 million as of December 31, 2023. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to the PRC government control of currency conversion. Shortages in availability of foreign currency may restrict the ability of the PRC subsidiaries and the consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy its foreign currency denominated obligations.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
18.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.
The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The Company did not have significant capital and other commitments or guarantees as of December 31, 2023.
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and consolidated VIEs.
For the parent company only condensed financial information, the Company records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented in the condensed balance sheets as “Accumulated deficit in its subsidiaries, the VIEs and the VIEs’ subsidiaries” and shares in the subsidiaries and consolidated VIEs’ financial results are presented as “Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries” in the condensed statements of operation and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.
PONY AI INC.
CONDENSED BALANCE SHEETS
(All amounts in USD thousands, except share and per share data)
	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	124,160	288,716
Short-term investments	210,124	61,156
Receivables from subsidiaries	624,551	766,300
Prepaid expenses and other current assets	1,523	939
Total current assets	960,358	1,117,111
Non-current assets:
Amounts due from related parties	2,969	—
Long-term investments	50,471	1,933
Total non-current assets	53,440	1,933
Total assets	1,013,798	1,119,044
Liabilities, Mezzanine Equity and Shareholders’ Deficit
Current liabilities:
Amounts due to subsidiaries	1,778	1,711
Accrued expenses and other current liabilities	5,147	8,437
Total current liabilities	6,925	10,148

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
18.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

	As of December 31,
	2022	2023
Non-current liabilities:
Accumulated deficit in its subsidiaries, the VIEs and the VIEs’ subsidiaries	300,863	424,868
Total non-current liabilities	300,863	424,868
Total liabilities	307,788	435,016
Series A convertible redeemable preferred shares ($0.0005 par value, 34,717,760 shares and 34,717,760 shares authorized as of December 31, 2022 and 2023, respectively; and 34,717,760 shares and 34,362,468 shares issued and outstanding with redemption value of $19,949 and $20,733 as of December 31, 2022 and 2023, respectively)	14,818	14,664
Series B convertible redeemable preferred shares ($0.0005 par value, 44,758,365 shares and 44,758,365 shares authorized, issued and outstanding with redemption value of $108,592 and $114,793 as of December 31, 2022 and 2023, respectively)	76,840	76,840
Series B+ convertible redeemable preferred shares ($0.0005 par value, 27,428,047 shares and 27,428,047 shares authorized, issued and outstanding with redemption value of $135,504 and $143,551 as of December 31, 2022 and 2023, respectively)	107,135	107,135
Series B2 convertible redeemable preferred shares ($0.0005 par value, 10,478,885 shares and 10,478,885 shares authorized, issued and outstanding with redemption value of $88,683 and $94,148 as of December 31, 2022 and 2023, respectively)	68,138	68,138
Series C convertible redeemable preferred shares ($0.0005 par value, 57,896,414 shares and 57,896,414 shares authorized, issued and outstanding with redemption value of $665,769 and $709,409 as of December 31, 2022 and 2023, respectively)	559,087	559,087
Series C+ convertible redeemable preferred shares ($0.0005 par value, 16,161,668 shares and 16,161,668 shares authorized as of December 31, 2022 and 2023, respectively; and 16,161,021 shares and 16,161,021 shares issued and outstanding with redemption value of $291,183 and $311,182 as of December 31, 2022 and 2023, respectively)	249,884	249,884
Series D convertible redeemable preferred shares ($0.0005 par value, 19,964,384 shares and 19,964,384 shares authorized as of December 31, 2022 and 2023; and 7,453,371 shares and 11,614,287 shares issued and outstanding with redemption value of $198,694 and $318,980 as of December 31, 2022 and 2023, respectively)	181,595	285,530
Total mezzanine equity	1,257,497	1,361,278
Pony AI Inc. shareholders’ deficit: Class A ordinary shares ($0.0005 par value, 307,505,707 shares and 307,505,707 shares authorized as of December 31, 2022 and 2023, respectively; 10,708,762 shares and 10,660,389 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	9	10

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
18.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

	As of December 31,
	2022	2023
Class B ordinary shares ($0.0005 par value, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	35	35
Additional paid-in capital	63,200	57,759
Special reserve	91	148
Accumulated deficit	(614,659)	(739,528)
Accumulated other comprehensive (loss) income	(163)	4,326
Total Pony AI Inc. shareholders’ deficit	(551,487)	(677,250)
Total liabilities, mezzanine equity and shareholders’ deficit	1,013,798	1,119,044

PONY AI INC.
CONDENSED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS
(All amounts in USD thousands, except share and per share data)
	Year ended December 31,
	2022	2023
Operating expenses:
Research and development expenses	(67,131)	—
Selling, general and administrative expenses	(3,065)	(8,137)
Total operating expenses	(70,196)	(8,137)
Loss from operations	(70,196)	(8,137)
Investment income	4,669	11,820
Changes in fair value of warrants liability	3,887	(3,030)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries	(85,742)	(125,267)
Other expenses, net	(636)	(198)
Loss before income tax	(148,018)	(124,812)
Income tax expenses	—	—
Net loss	(148,018)	(124,812)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(11,213)	(2,861)
Unrealized (loss) gain on available-for-sale financial assets, net of tax of nil	(2,563)	7,350
Total other comprehensive (loss) income	(13,776)	4,489
Total comprehensive loss	(161,794)	(120,323)

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
18.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

PONY AI INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
(All amounts in USD thousands, except share and per share data)
	Year ended December 31,
	2022	2023
Cash flows from operating activities:
Net cash used in operating activities (Note)	(67,653)	(35,692)
Cash flows from investing activities:
Purchases of investments in marketable debt securities	(144,564)	(20,649)
Proceeds from the sales and maturities of investments in marketable debt securities	273,186	221,804
Loan to a subsidiary	(147,000)	(96,093)
Net cash (used in) provided by investing activities	(18,378)	105,062
Cash flows from financing activities:
Net proceeds from issuance of Series D convertible redeemable preferred shares	186,342	104,006
Settlement of RSUs and share options	—	(3,026)
Payment for the repurchase of ordinary shares	—	(994)
Payment for the repurchase of Series A convertible redeemable preferred shares	—	(4,800)
Net cash provided by financing activities	186,342	95,186
Net increase in cash and equivalents	100,311	164,556
Cash, cash equivalents and restricted cash at beginning of year	23,849	124,160
Cash, cash equivalents and restricted cash at end of year	124,160	288,716

Note:   The Company allocates external operating expenses among the consolidated entities and settles the Receivables from subsidiaries and Amounts due to subsidiaries in short periods. Such arrangements are presented as operating activities in the Condensed Statements of Cash Flow of Pony AI Inc..
19.
SUBSEQUENT EVENTS

The Group evaluated its subsequent events through September 9, 2024, the date the consolidated financial statements were available to be issued.
In February 2024, the Company completed a series of transactions to restructure its organization and business operations (the “Reorganization”). Specifically, Beijing HX, Guangzhou HX, Beijing YX, the VIEs and Nominee Stockholders of the VIEs entered into a series of agreements (the “VIE Reorganization Agreements”), pursuant to which, Guangzhou HX and Beijing YX acquired 100% net assets of the VIEs, from the Nominee Stockholders, at a consideration of nil, which does not have an impact on the consolidated financial statements. Upon completion of the Reorganization, the Company’s operations in mainland China are conducted exclusively through its subsidiaries and the Company began to consolidate all the Group’s entities through its direct legal ownership.

PONY AI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
19.
SUBSEQUENT EVENTS (continued)

In September 2024, the Company held an Extraordinary General Meeting to approve the eighth amended and restated Memorandum and Articles of Association, through which the Company modified terms of the outstanding Preferred Shares by:
•
revising the minimum QIPO valuation from $8.5 billion to $4.0 billion, and minimum QIPO gross proceeds from $425.0 million to $200.0 million;

•
extending the QIPO date provided in the terms on Preferred Shares redemption rights from prior to December 28, 2024 to prior to December 28, 2027;

•
revising initial conversion price of Series C+ and Series D Preferred Shares from the Series C+’s and Series D’s issuance price to $10.7134 per share.

The Company is in the process of assessing the accounting impact of such modification.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in USD thousands, except share and per share data)
	As of December 31, 2023	As of June 30, 2024
Assets
Current assets:
Cash and cash equivalents	425,960	334,756
Restricted cash, current	49	49
Short-term investments (including investments measured at fair value of $163,594 and $138,260 as of December 31, 2023 and June 30, 2024, respectively)	163,594	138,260
Accounts receivable, net	31,580	24,451
Amounts due from related parties, current	5,650	10,542
Prepaid expenses and other current assets	39,513	49,901
Total current assets	666,346	557,959
Non-current assets:
Restricted cash, non-current	196	195
Property, equipment and software, net	15,420	12,826
Operating lease right-of-use assets	6,419	4,407
Long-term investments (including investments measured at fair value of $51,240 and $87,216 as of December 31, 2023 and June 30, 2024, respectively)	51,712	89,284
Other non-current assets	7,024	28,893
Total non-current assets	80,771	135,605
Total assets	747,117	693,564
Liabilities, Mezzanine Equity and Shareholders’ Deficit
Current liabilities:
Accounts payable and other current liabilities (including amounts of the consolidated VIEs without recourse to the Company of $7,146 as of December 31, 2023)	44,299	38,889
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to the Company of $768 as of December 31, 2023)	3,866	2,598
Total current liabilities	48,165	41,487
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to the Company of $14 as of December 31, 2023)	2,246	1,408
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of $57 as of December 31, 2023)	1,533	1,621
Total liabilities	51,944	44,516
Commitments and contingencies (See note 9)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(All amounts in USD thousands, except share and per share data)
	As of December 31, 2023	As of June 30, 2024
Mezzanine equity:
Series A convertible redeemable preferred shares ($0.0005 par value, 34,717,760 shares and 34,717,760 shares authorized as of December 31, 2023 and June 30, 2024, respectively; and 34,362,468 shares and 34,362,468 shares issued and outstanding with redemption value of $20,733 and $21,243 as of December 31, 2023 and June 30, 2024, respectively)	14,664	15,172
Series B convertible redeemable preferred shares ($0.0005 par value, 44,758,365 shares and 44,758,365 shares authorized, issued and outstanding with redemption value of $114,793 and $117,885 as of December 31, 2023 and June 30, 2024, respectively)	76,840	79,915
Series B+ convertible redeemable preferred shares ($0.0005 par value, 27,428,047 shares and 27,428,047 shares authorized, issued and outstanding with redemption value of $143,551 and $147,564 as of December 31, 2023 and June 30, 2024, respectively)	107,135	111,125
Series B2 convertible redeemable preferred shares ($0.0005 par value, 10,478,885 shares and 10,478,885 shares authorized, issued and outstanding with redemption value of $94,148 and $96,873 as of December 31, 2023 and June 30, 2024, respectively)	68,138	70,848
Series C convertible redeemable preferred shares ($0.0005 par value, 57,896,414 shares and 57,896,414 shares authorized, issued and outstanding with redemption value of $709,409 and $731,169 as of December 31, 2023 and June 30, 2024, respectively)	559,087	580,728
Series C+ convertible redeemable preferred shares ($0.0005 par value, 16,161,668 shares and 16,161,668 shares authorized as of December 31, 2023 and June 30, 2024, respectively; and 16,161,021 shares and 16,161,021 shares issued and outstanding with redemption value of $311,182 and $321,154 as of December 31, 2023 and June 30, 2024, respectively)	249,884	259,801
Series D convertible redeemable preferred shares ($0.0005 par value, 19,964,384 shares and 19,964,384 shares authorized as of December 31, 2023 and June 30, 2024; and 11,614,287 shares and 11,614,287 shares issued and outstanding with redemption value of $318,980 and $330,583 as of December 31, 2023 and June 30, 2024, respectively)	285,530	297,069
Total mezzanine equity	1,361,278	1,414,658
Pony AI Inc. shareholders’ deficit:
Class A ordinary shares ($0.0005 par value, 307,505,707 shares and 307,505,707 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 10,660,389 shares and 10,660,389 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	10	11
Class B ordinary shares ($0.0005 par value, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	35	35
Additional paid-in capital	57,759	5,838
Special reserve	148	187
Accumulated deficit	(739,528)	(790,884)
Accumulated other comprehensive income	4,326	8,587
Total Pony AI Inc. shareholders’ deficit	(677,250)	(776,226)
Noncontrolling interests	11,145	10,616
Total shareholders’ deficit	(666,105)	(765,610)
Total liabilities, mezzanine equity and shareholders’ deficit	747,117	693,564
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in USD thousands, except share and per share data)
	Six months ended June 30,
	2023	2024
Revenues (including revenues from related parties of $11,118 and $12,330 for the six months ended June 30, 2023 and 2024, respectively)	12,288	24,720
Cost of revenues	(12,062)	(22,134)
Gross profit	226	2,586
Operating expenses:
Research and development expenses	(60,621)	(58,725)
Selling, general and administrative expenses	(17,082)	(15,579)
Total operating expenses	(77,703)	(74,304)
Loss from operations	(77,477)	(71,718)
Investment income	9,470	11,350
Changes in fair value of warrants liability	(1,593)	5,617
Other (expenses) income, net	(105)	2,978
Loss before income tax	(69,705)	(51,773)
Income tax benefits (expenses)	122	(2)
Net loss	(69,583)	(51,775)
Net loss attributable to non-controlling interests	(230)	(458)
Net loss attributable to Pony AI Inc.	(69,353)	(51,317)
Foreign currency translation adjustments	(7,121)	(1,046)
Unrealized gain on available-for-sale investments, net of tax of $113 and $408 for the six months ended June 30, 2023 and 2024, respectively	3,434	5,236
Total other comprehensive (loss) income	(3,687)	4,190
Total comprehensive loss	(73,270)	(47,585)
Less: Comprehensive loss attributable to non-controlling interest	(772)	(529)
Total comprehensive loss attributable to Pony AI Inc.	(72,498)	(47,056)
Net loss attributable to Pony AI Inc.	(69,353)	(51,317)
Accretion of convertible redeemable preferred shares	—	(53,380)
Net loss attributable to ordinary shareholders	(69,353)	(104,697)
Weighted average number of shares outstanding used in computing net loss per share, basic and diluted	88,144,259	87,807,008
Net loss per ordinary share, basic and diluted	(0.79)	(1.19)
Share-based compensation expenses included in:
Research and development expenses	1,198	605
Selling, general and administrative expenses	984	855
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(All amounts in USD thousands, except share and per share data)
	Ordinary Shares		Additional Paid-In Capital	Special Reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	PONY AI INC. Shareholders’ Deficit	Non- Controlling Interests	Total
	Shares	Amount
Balances as of January 1, 2023	91,797,532	44	63,200	91	(163)	(614,659)	(551,487)	11,902	(539,585)
Issuance of ordinary shares upon vesting of restricted stock units (“RSUs”)	37,500	—	—	—	—	—	—	—	—
Deemed distribution from repurchase of Series A convertible redeemable preferred shares (note 10)	—	—	(4,646)	—	—	—	(4,646)	—	(4,646)
Repurchase of ordinary shares (note a)	(85,873)	—	(994)	—	—	—	(994)	—	(994)
Settlement of RSUs and share options (note 11)	—	—	(3,054)	—	—	—	(3,054)	—	(3,054)
Share-based compensation	—	1	1,677	—	—	—	1,678	—	1,678
Other comprehensive loss	—	—	—	—	(3,145)	—	(3,145)	(542)	(3,687)
Provision of special reserve (note b)	—	—	—	30	—	(30)	—	—	—
Net loss	—	—	—	—	—	(69,353)	(69,353)	(230)	(69,583)
Balances as of June 30, 2023	91,749,159	45	56,183	121	(3,308)	(684,042)	(631,001)	11,130	(619,871)
Balances as of January 1, 2024	91,749,159	45	57,759	148	4,326	(739,528)	(677,250)	11,145	(666,105)
Share-based compensation	—	1	1,459	—	—	—	1,460	—	1,460
Other comprehensive income (loss)	—	—	—	—	4,261	—	4,261	(71)	4,190
Provision of special reserve (note b)	—	—	—	39	—	(39)	—	—	—
Accretion of convertible redeemable preferred shares (note 10)	—	—	(53,380)	—	—	—	(53,380)	—	(53,380)
Net loss	—	—	—	—	—	(51,317)	(51,317)	(458)	(51,775)
Balances as of June 30, 2024	91,749,159	46	5,838	187	8,587	(790,884)	(776,226)	10,616	(765,610)

Note a:
On May 31, 2023, the Company repurchased 85,873 ordinary shares in aggregate, from two shareholders at total consideration of US$994. Such shares were cancelled immediately upon repurchase.

Note b:
The Group is required by law to appropriate a special reserve within equity, namely “Safety Production Fund” which is calculated based on 1% of freight transportation revenues.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PONY AI INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in USD thousands, except share and per share data)
	Six months ended June 30,
	2023	2024
Cash flows from operating activities:
Net loss	(69,583)	(51,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,872	4,676
Share-based compensation	1,678	1,460
(Gains) losses from disposal of property and equipment	(101)	22
Realized income from investments	(1,205)	(4,855)
Deferred income tax	(120)	—
Changes in fair value of warrants liability	1,593	(5,617)
Changes in fair value of equity investment	(766)	(1,956)
Unrealized foreign exchange loss	2,244	186
Noncash lease expense	2,635	2,837
Changes in operating assets and liabilities:
Accounts receivable	4,820	6,897
Amounts due from related parties	2,900	(4,892)
Prepaid expenses and other current assets	(12,035)	(6,787)
Other non-current assets	665	1,843
Accounts payable and other current liabilities	(1,259)	515
Right-of-use assets	(759)	—
Operating lease liabilities, current and non-current	(1,322)	(1,732)
Other non-current liabilities	(75)	56
Net cash used in operating activities	(62,818)	(59,122)
Cash flows from investing activities:
Purchases of property, equipment and software	(1,911)	(1,906)
Purchases of short-term investments	(43,578)	(215,971)
Proceeds from the sales and maturities of short-term investments	175,755	246,716
Prepayment for long-term investment	—	(25,000)
Purchases of long-term investments	(16,409)	(33,916)
Proceeds from the sales and maturities of long-term investments	18,051	1,383
Proceeds from disposal of property and equipment	16	25
Net cash provided by (used in) investing activities	131,924	(28,669)
Cash flows from financing activities:
Payments of finance lease liabilities	(620)	(710)
Settlement of RSUs and share options	(3,558)	—
Payment for the repurchase of ordinary shares	(994)	—
Payment for the repurchase of Series A convertible redeemable preferred shares	(4,800)	—
Net cash used in financing activities	(9,972)	(710)
Effect of exchange rate changes on cash and cash equivalents	(7,107)	(2,704)
Increase (decrease) in cash and cash equivalents	52,027	(91,205)
Cash, cash equivalents and restricted cash at beginning of the period	318,518	426,205
Cash, cash equivalents and restricted cash at end of the period	370,545	335,000
Cash and cash equivalents	370,095	334,756
Restricted cash	450	244
Cash, cash equivalents and restricted cash at end of the period	370,545	335,000
Supplemental disclosure of cash flow information
− Cash paid for income tax	392	—
Non-cash investing and financing activities
− Payable for purchase of property and equipment, and not paid yet	66	297
− Accounts receivable settled in shares	10,000	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES

(a)
Description of Business

Pony AI Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company, its subsidiaries, and the consolidated variable interest entities (“VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”) is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the People’s Republic of China (“PRC”) and the United States of America (“U.S.”) through subsidiaries and the consolidated VIEs and the VIEs’ subsidiaries.
As of June 30, 2024, the Group’s subsidiaries were as follows:
Name of Entity	Later of Date of Incorporation/ Consolidation	Place of Establishment/ Incorporation	Legal Ownership %
Subsidiaries
Pony.ai, Inc.	November 15, 2016	Delaware, U.S.	100
Hong Kong Pony AI Limited	December 13, 2016	Hong Kong, PRC	100
Beijing (ZX) Pony AI Technology Co., Ltd. (“Beijing ZX”)	December 19, 2016	Beijing, PRC	100
Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing HX”)	April 1, 2017	Beijing, PRC	100
Guangzhou (ZX) Pony AI Technology Co., Ltd. (“Guangzhou ZX”)	October 25, 2017	Guangdong, PRC	100
Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou HX”)	January 12, 2018	Guangdong, PRC	100
Guangzhou Bibi Technology Co., Ltd.	November 21, 2018	Guangdong, PRC	100
Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing YX”)	June 19, 2019	Beijing, PRC	100
Jiangsu Rye Data Technology Co., Ltd. (“Jiangsu RD”)	July 18, 2019	Jiangsu, PRC	100
Shanghai (YX) Pony AI Technology Co., Ltd. (“Shanghai YX”)	May 29, 2020	Shanghai, PRC	100
Guangzhou (YX) Pony AI Technology Co., Ltd.	June 24, 2020	Guangdong, PRC	100
Tianjin Poplar LLP.	October 28, 2020	Tianjin, PRC	62
Guangzhou Pony Truck Technology Co., Ltd.	December 7, 2020	Guangdong, PRC	100
Beijing (RX) Pony AI Technology Co., Ltd.	December 14, 2020	Beijing, PRC	100
Beijing Pony Truck Technology Co., Ltd.	December 29, 2020	Beijing, PRC	100
Guangzhou Pony Intelligent Logistics Technology Co., Ltd	January 19, 2021	Guangdong, PRC	100
Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen YX”)	April 8, 2021	Shenzhen, PRC	100
Cyantron Logistics Technology Co., Ltd. (“Cyantron Logistics”)	February 17, 2022	Guangdong, PRC	51
Shanghai (ZX) Pony AI Technology Development Co., Ltd.	March 3, 2022	Shanghai, PRC	100
Qingdao Cyantron Logistics Technology Co., Ltd.	March 14, 2022	Shandong, PRC	51

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(b)
Consolidated VIEs in the PRC

Applicable PRC laws and regulations prohibit or restrict entities with direct foreign ownership from engaging in certain businesses activities in the PRC. The Company established a series of contractual arrangements with Beijing ZX and Guangzhou ZX (defined as the “VIEs” in note 1(a)) and their shareholders (“Nominee Stockholders”) primarily for business development purposes where the Company’s business is currently not subject to any foreign ownership restrictions under the applicable PRC laws and regulations, it may expand its business operations into areas that are subject to foreign ownership restrictions through the existing VIEs and other VIEs to be established if necessary.
Historically and as of December 31, 2023, the Company, through Beijing HX and Guangzhou HX (“the WFOEs”), entered into the following contractual arrangements with the VIEs, and the Nominee Stockholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs are considered the primary beneficiaries of the VIEs, and the financial results of operations, assets and liabilities of the VIEs and their subsidiaries were included in the unaudited condensed consolidated financial statements.
In February 2024, the Company completed a series of transactions to restructure its organization and business operations (the “Reorganization”). Specifically, Beijing HX, Guangzhou HX, Beijing YX, the VIEs and Nominee Stockholders of the VIEs entered into a series of agreements (the “VIE Reorganization Agreements”), pursuant to which, Guangzhou HX and Beijing YX acquired 100% net assets of the VIEs, from the Nominee Stockholders, at a consideration of nil, which is a transaction under common control. Upon completion of the Reorganization, the Company’s operations in mainland China are conducted exclusively through its subsidiaries and the Company began to consolidate all the Group’s entities through its direct legal ownership.
Prior to the Reorganization, the WFOEs were considered the primary beneficiaries of the VIEs, and the financial results of operations of the VIEs and their subsidiaries were included in the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2024. From January 1, 2024 to the completion date of Reorganization in February 2024, the VIEs were engaged in research and development activities without any revenue generated, and the related results of operations and cash flows of the VIEs were not material.
(c)
Liquidity

The Group incurred net loss of $69.6 million and $51.8 million for the six months ended June 30, 2023 and 2024, respectively. Net cash used in operating activities was $62.8 million and $59.1 million for the six months ended June 30, 2023 and 2024, respectively. Accumulated deficit was $739.5 million and $790.9 million as of December 31, 2023 and June 30, 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities based on future commercialization of autonomous driving technology and attract investors’ investments.
Historically, the Group has relied principally on non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of convertible redeemable preferred shares (collectively “Preferred

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
1.
OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

(c)
Liquidity (continued)

Shares”). Refer to note 10 for details of the Group’s Preferred Shares financing activities and the amendment on Preferred Shares redemption rights. In addition, if each share of Preferred Shares automatically converts into Class A ordinary share upon the earlier of (i) the closing of a qualified initial public offering (“QIPO”) or (ii) the date specified by written consent or agreement of a majority of the holders of each series of Preferred Shares, it will eliminate the possibility of any future cash outflow that may result from the holders of Preferred Shares exercising their share redemption rights. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of December 31, 2023 and June 30, 2024, the Group had $426.0 million and $334.8 million of cash and cash equivalents, $163.6 million and $138.3 million of short-term investments, respectively. Based on the above considerations, the Group believes the cash and cash equivalents and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2022 and 2023.
In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2022 and 2023. The results of operations for the six months ended June 30, 2023 and 2024 are not necessarily indicative of the results for the full years.
The financial information as of December 31, 2023 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2023.
Significant accounting policies followed by the Company in the preparation of its accompanying unaudited condensed consolidated financial statements are summarized below.
(b)
Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries for which the Company are the primary beneficiary.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)
Principles of consolidation (continued)

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.
(c)
Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, and the reported amounts of income and expense during the reporting period. These management estimates include the fair value of share-based awards, fair value of debt investments in investees’ preferred shares, fair value of warrants liability, valuation allowance for deferred tax assets, useful lives of property and equipment, the discount rate for lease, the determination of the stand-alone selling price (“SSP”), and impairment of long-lived assets, investment in equity investees and investment securities. These estimates are based on information available as of the date of the unaudited condensed consolidated financial statements, therefore, actual results could differ from those estimates.
(d)
Investments in marketable debt securities

Investments in marketable debt securities are recorded as investments under short-term investments and long-term investments in the unaudited condensed consolidated balance sheets based on their remaining contractual maturities. Investments in marketable debt securities consist of asset-backed securities, corporate bonds, Yankee bonds as well as wealth management products. The Group determines the appropriate classification of investments at the time of purchase and reevaluates such determination at each unaudited condensed consolidated balance sheet date. Marketable debt securities are classified as available-for-sale as they do not meet the criteria of held-to-maturity or trading securities, and are carried at fair value in the unaudited condensed consolidated balance sheets with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sale of these securities are recognized under investment income in the unaudited condensed consolidated statements of operations and comprehensive loss.
The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the unaudited condensed consolidated balance sheets with corresponding adjustment in the unaudited condensed consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income (loss) as a component of shareholders’ deficit. As of December 31, 2023 and June 30, 2024, there were no investments held by the Group that had been in continuous unrealized loss position.
(e)
Long-term investments

Long-term investments are mainly comprised of investments in term deposits and certificate of deposits, marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values and equity method investment.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)
Long-term investments (continued)

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ deficit.
For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, as these equity security investments do not have readily determinable fair value, the Group measures these equity security investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other (expenses) income, net.
For investments in common stock or in-substance common stock of investee company, over which the Group can exercise significant influence, but does not have a controlling interest, the Group accounted for the investments using the equity method. Under the equity method, the Group initially records its investments at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss into the unaudited condensed consolidated statements of operations and comprehensive loss accordingly. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. In evaluating potential impairment of its equity method investments, the Group considers available quantitative and qualitative evidence. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.
(f)
Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, return allowances, and value-added taxes and surcharges.
The Group determines revenue recognition through the following steps:
•
identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

•
determination of the transaction price, including the constraint on variable consideration;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, the Group satisfies a performance obligation.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)
Revenue recognition (continued)

Revenues disaggregated by nature for the six months ended June 30, 2023 and 2024 consist of the following:
	Six months ended June 30,
	2023	2024
Virtual driver operation services	10,940	17,971
Engineering solution services	1,256	6,195
Sales of products	92	554
Total	12,288	24,720
The following is a description of the accounting policy for the principal revenues by nature of the Group.
i)
Engineering solution services

The Group derives revenues from providing integrated solutions in relation to autonomous driving to original equipment manufacturers and other industry participants. The Group’s engineering solution contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple deliverables, the Group identifies each performance obligation and evaluates whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are consolidated. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer.
The Group allocates the transaction price to each distinct performance obligation based on the estimated SSP for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where the SSP is not directly observable, such as when the Group does not sell the products or services separately, the Group estimates the SSP of each performance obligation based on an adjusted market assessment approach.
Revenues from engineering solution primarily consist of integrated retrofitting services, preparation assistance services for the autonomous driving test, road-testing services, fleet operation services, software licensing and development services. For the integrated retrofitting services, the Group may provide products as inputs to deliver the combined output of autonomous driving vehicles retrofitting services as specified by customers. The revenues from integrated retrofitting services, the preparation assistance services for the autonomous driving test, road-testing services and software development services are recognized when control of the services is transferred to customers, which generally occurs when the Group delivers the services and the substantive customer acceptance is received (“point in time”). Fleet operation service revenues are generally recognized over time as the customer simultaneously receives and consumes the benefits of the services as performed. Software licensing revenues are generally recognized over time as the functionality of the software is expected to substantively change, and the Group is obligated to update the software to latest version of the software during the service period.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)
Revenue recognition (continued)

ii)
Virtual driver operation services

The Group’s virtual driver operation service revenues are primarily generated from the operation of the driverless taxi services and robot truck logistics services. The revenues are recognized upon completion of the performance obligations of ride-hailing and logistics service.
iii)
Sales of products

The Group sells autonomous driving related products directly to customers. Revenues from the sales of products are recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers.
Contract balances
Contract assets relate to the Group’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract which is presented in accounts payable and other current liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets as of June 30, 2024. Revenues recognized for the six months ended June 30, 2023 and 2024 from performance obligations related to prior years were not material.
Practical expedients
The Group has used the following practical expedients as allowed under ASC 606:
(i)
The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(ii)
Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(g)
Cost of revenues

Cost of revenues consists of expenses relating to salaries and benefits of supporting engineers and other direct supporting personnel, materials and supplies, depreciation of fixed assets, and other costs incurred to directly support the fulfillment of the revenue contracts, such as rental expenses, bandwidth and data center expenditures.
(h)
Research and development expenses (“R&D expenses”)

R&D expenses consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for R&D personnel; (ii) direct input of materials and supplies expense in relation to R&D; and (iii) certain other expenses, such as office rental expenses, bandwidth and data center expenditures, utilities, depreciation of equipment and other expenses incurred in R&D.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)
Research and development expenses (“R&D expenses”) (continued)

The Group follows the provisions of ASC 985, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, which requires that software development costs incurred in conjunction with development be charged to R&D expenses until technological feasibility is established. The technological feasibility is established upon completion of a working model. The costs incurred by the Group between technological feasibility and general release to the public have been insignificant. Accordingly, all R&D costs have been expensed as incurred.
(i)
Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expenses are recognized (a) for the awards granted with only service condition, using the straight-line attribution method, net of actual forfeitures as they occur, over the vesting period; (b) for the awards granted with service condition and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an initial public offering (“IPO”) is a performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition should be recorded upon the occurrence of an IPO.
The Group selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for share options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the share option’s expected term, the price volatility of the underlying stock, risk-free interest rate and expected dividend yield.
(j)
Government subsidies

The government subsidies provided by the local government mainly included funding to support the growth of the Group. Government subsidies are mainly recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure, not subject to future return or not related to future performance obligation. For the six months ended June 30, 2023 and 2024, $1.6 million and $1.3 million were received and recognized as other (expenses) income, net in the unaudited condensed consolidated statements of operations and comprehensive loss, respectively.
(k)
Segment reporting

Based on the criteria established by ASC 280, operating segments are defined as components of an enterprise (business activity from which it earns revenues and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as its Chief Executive Officer, who reviews consolidated results when making decisions about resource allocation and performance evaluation of the Group as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting.
The assets of the Group are held in the PRC and the U.S. The long-lived assets as of December 31, 2023 and June 30, 2024, are as follows:

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)
Segment reporting (continued)

	As of December 31, 2023	As of June 30, 2024
The PRC	18,179	14,556
The U.S.	3,660	2,677
Total	21,839	17,233
For the six months ended June 30, 2023 and 2024, the Group’s total revenues by geographic area are as follows:
	Six months ended June 30,
	2023	2024
The PRC	12,090	24,527
The U.S.	198	193
Total	12,288	24,720

3.
CONCENTRATIONS AND RISKS

(a)
Concentration of customers and suppliers

One customer represented 88.4% of the total revenues for the six months ended June 30, 2023. One customer represented 49.9% of the total revenues for the six months ended June 30, 2024. One supplier represented 15.4% of the total purchases of the Group for the six months ended June 30, 2024, while there are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the six months ended June 30, 2023. Two customers accounted for 25.4% and 12.5%, respectively, of the total accounts receivable as of June 30, 2024. Four customers accounted for 24.5%, 16.5%, 16.1% and 13.3%, respectively, of the total accounts receivable as of December 31, 2023.
(b)
Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Group invests its excess cash in low-risk, high credit quality and highly liquid securities, and places its cash and cash equivalents and short-term investments in the financial institutions which the management believes are of high credit quality. Securities of any given issuer valued at cost at the time of purchase should not exceed 5% of the market value of the portfolio or $1.0 million, whichever is greater. For purposes of this diversification restriction, securities of a parent company, subsidiaries, and entities acquired or merged will be combined. Credit risk arises from cash and cash equivalents, short-term investments, as well as credit exposures to customers, including outstanding receivables. The carrying amount of these financial assets represents the maximum amount of loss due to credit risk. Accounts receivable are typically unsecured and are derived from revenues earned directly from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
3.
CONCENTRATIONS AND RISKS (continued)

(c)
Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to $166.8 million and $123.3 million as of December 31, 2023 and June 30, 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.
(d)
Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 4% and 1% for the six months ended June 30, 2023 and 2024, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4.
INVESTMENTS IN MARKETABLE DEBT SECURITIES

Investments in marketable debt securities are recorded as short-term investments and long-term investments in the unaudited condensed consolidated balance sheets. The following is a summary of the Group’s investments in marketable debt securities as of December 31, 2023 and June 30, 2024:
	As of December 31, 2023
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Asset backed securities	1,962	—	(29)	1,933
Corporate bonds	14,211	—	(82)	14,129
Yankee bonds	6,500	—	—	6,500
Wealth management products	66,272	97	—	66,369
Total	88,945	97	(111)	88,931
	As of June 30, 2024
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Asset backed securities	413	—	(3)	410
Wealth management products	68,760	152	—	68,912
Total	69,173	152	(3)	69,322

5.
LONG-TERM INVESTMENTS

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values, equity method investment and term deposits and certificate of deposits. The following is a summary of long-term investments:

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
5.
LONG-TERM INVESTMENTS (continued)

	As of December 31, 2023	As of June 30, 2024
Investments in marketable debt securities (note 6)	1,933	5,432
Debt investments in investees’ preferred shares (note 5a) and (note 6)	49,307	54,339
Equity investment without readily determinable fair values	472	469
Equity method investment (note 5b)	—	1,599
Term deposits and certificate of deposits (note 6)	—	27,445
Total	51,712	89,284

(a)
Debt investments in investees’ preferred shares

In January 2021, the Group invested in the convertible redeemable preferred shares of a private company which engaged in graphics processing unit (“GPU”) computing technology and service at the amount of $4.0 million. In July 2022 and April 2023, the Group invested in the convertible redeemable preferred shares of a company engaged in the app-based ride-hailing vehicle business at cash consideration of $15.0 million and $15.0 million, respectively. Considering the substantive redemption rights, the Group classified these investments as available-for-sale investments, recorded under long-term investments in the unaudited condensed consolidated balance sheets. For the six months ended June 30, 2023 and 2024, $1.2 million and $5.1 million of unrealized gain were recorded in other comprehensive income, respectively.
These available-for-sale debt investments are carried at fair value. The Group uses backsolve method with significant unobservable inputs to measure the fair value of the investments (Level 3), which primarily include the recent transaction price of the underlying private company’s securities and discount for lack of marketability (“DLOM”).
As of December 31, 2023 and June 30, 2024, no impairment indicator was identified associated with the available-for-sale debt investments.
The following table summarizes the activities related to fair value of the debt investments in investees’ preferred shares, which are recorded as available-for-sale investments:
	Year ended December 31, 2023	Six months ended June 30, 2024
Fair value of available-for-sale debt investments at the beginning of the year/period (Level 3)	29,702	49,307
Initial investment-additions	15,000	—
Change in fair value	4,828	5,128
Foreign currency translation adjustment	(223)	(96)
Fair value of available-for-sale debt investments at the end of the year/period (Level 3)	49,307	54,339

(b)
Equity method investment

On May 31, 2024, the Group paid $1.6 million in cash to a joint venture as initial investment, accounting for 50% equity rights of the investee, to advance the future mass production and large-scale deployment of

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
5.
LONG-TERM INVESTMENTS (continued)

(b)
Equity method investment (continued)

fully driverless vehicles. Since the Group can exercise significant influence over the joint venture, and does not have a controlling interest, this investment is accounted for using the equity method.
6.
FAIR VALUE MEASUREMENTS

Fair value measurements on a recurring basis
The fair value measurements of assets and liabilities that are measured or disclosed at fair value on a recurring basis as of December 31, 2023 and June 30, 2024, are as follows:
	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	77,370	—	77,370
Corporate bonds	—	4,749	—	4,749
Money market funds	117,492	—	—	117,492
Subtotal	117,492	82,119	—	199,611
Short-term investments:
Debt securities:
Corporate bonds	—	14,129	—	14,129
Yankee bonds	—	6,500	—	6,500
Wealth management products	—	66,369	—	66,369
Equity securities:
Equity investment with readily determinable fair values (note b)	5,273	—	—	5,273
Term deposits and certificate of deposits (note a)	—	71,323	—	71,323
Subtotal	5,273	158,321	—	163,594
Long-term investments (note 5):
Asset backed securities	—	1,933	—	1,933
Debt investments in investees’ preferred shares	—	—	49,307	49,307
Subtotal	—	1,933	49,307	51,240
Total assets in fair value	122,765	242,373	49,307	414,445
Warrants liability	—	—	5,617	5,617

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
6.
FAIR VALUE MEASUREMENTS (continued)

	As of June 30, 2024
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	77,155	—	77,155
Money market funds	155,878	—	—	155,878
Subtotal	155,878	77,155	—	233,033
Short-term investments:
Debt Securities:
Wealth management products	—	63,890	—	63,890
Equity Securities:
Equity investment with readily determinable fair values (note b)	10,669	—	—	10,669
Term deposits and certificate of deposits (note a)	—	63,701	—	63,701
Subtotal	10,669	127,591	—	138,260
Long-term investments (note 5):
Asset backed securities	—	410	—	410
Debt investments in investees’ preferred shares	—	—	54,339	54,339
Wealth management products	—	5,022	—	5,022
Term deposits and certificate of deposits (note a)	—	27,445	—	27,445
Subtotal	—	32,877	54,339	87,216
Total assets in fair value	166,547	237,623	54,339	458,509

Note a:
Term deposits and certificate of deposits are deposits of fixed interest rate with original maturities between three months and one year and above one year, which are recorded in short-term investments and long-term investments based on the maturities.

Note b:
The Company measured the fair value of its investment in common shares using the market approach based on the quoted stock price of its investees in the active market and classified it as Level 1 measurement. As of December 31, 2023, the balance of the investment was $5.3 million, with a decline of $4.7 million from fair value change recorded in other (expenses) income, net. As of June 30, 2024, the balance of the investment was $10.7 million, including a new investment of $3.6 million in the common shares of one listed company, which had a $2.0 million increase in fair value recorded in other (expenses) income, net.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
6.
FAIR VALUE MEASUREMENTS (continued)

The following table summarizes the activities related to fair value of warrants liability:
	Year ended December 31, 2023	Six months ended June 30, 2024
Balance at the beginning of the year/period	2,516	5,617
Issuance of warrants	—	—
Change in fair value	3,030	(5,617)
Exercise of the warrants	71	—
Balance at the end of the year/period (note 10)	5,617	—
The Group uses option-pricing model with significant unobservable inputs to measure the fair value of the warrants liability (Level 3), which primarily include the fair value of the Series D Preferred Shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of fair value of shares, risk-free interest rates and expected dividends.
Fair value measurements on a non-recurring basis
The Group measures property, equipment and software, operating and finance lease right-of-use assets, operating and finance lease liabilities, at fair value on a non-recurring basis only if they were determined to be impaired. For equity investment without readily determinable fair values for which the Group elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.
7.
ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities as of December 31, 2023 and June 30, 2024 consist of the following:
	As of December 31, 2023	As of June 30, 2024
Payroll and related expenses	16,070	14,065
Payables and accrued expenses for goods or services	13,751	16,310
Contract liabilities	2,406	4,100
Tax payables	2,411	595
Warrants liability (note 10)	5,617	—
Finance lease liabilities	1,244	976
Amounts reimbursable to employees	734	686
Welfare payable	271	266
Others	1,795	1,891
Total	44,299	38,889

8.
LEASE

The Group leases office spaces and warehouses in several cities in the PRC and the U.S. under operating leases, and logistics vehicles and containers in the PRC under finance leases. The Group determines if an

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
8.
LEASE (continued)

arrangement is a lease at inception, and when lease agreements contain lease and non-lease components, the Group accounts for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2023 and June 30, 2024, the Group did not have additional operating leases or finance leases that have not yet commenced.
Total operating lease expenses for the six months ended June 30, 2023 and 2024 were $2.2 million and $2.1 million, respectively, which were recorded in cost of revenues, R&D expenses, and selling, general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Short-term lease expenses for the six months ended June 30, 2023 and 2024 were $0.4 million and $0.7 million, respectively.
Property and equipment acquired under finance leases were $2.6 million and $2.4 million as of December 31, 2023 and June 30, 2024, respectively, recorded in “Property, equipment and software, net”, and corresponding current and non-current finance lease liabilities were $1.2 million and $1.2 million, respectively, as of December 31, 2023, and $1.0 million and $1.2 million, respectively, as of June 30, 2024, recorded in “Accounts payable and other current liabilities” and “Other non-current liabilities”.
Total amortization expenses for the finance lease right-of-use assets and the interest expenses on the finance lease liabilities for the six months ended June 30, 2024 was $0.7 million and $0.1 million, which were included in cost of revenues and under other (expenses) income, net in the unaudited condensed consolidated statements of operations and comprehensive loss, respectively.
	As of December 31, 2023	As of June 30, 2024
Operating leases
Right-of-use assets	6,419	4,407
Lease liabilities, current	3,866	2,598
Lease liabilities, non-current	2,246	1,408
Finance leases
Right-of-use assets	2,636	2,385
Lease liabilities, current	1,244	976
Lease liabilities, non-current	1,187	1,221
	Six months ended June 30,
	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash used in operating leases	2,166	2,185
Operating cash used in finance leases	50	61
Financing cash used in finance leases	620	710
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	537	—
Finance leases	—	432

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
8.
LEASE (continued)

	Six months ended June 30,
	2023	2024
Weighted average remaining lease term
Operating leases	1.8	1.2
Finance leases	2.3	3.4
Weighted average discount rate
Operating leases	3.9%	5.4%
Finance leases	4.8%	4.8%
The following is a maturity analysis of the annual undiscounted cash flows for operating lease and finance lease liabilities as of June 30, 2024 is as follows:
Year ending December 31,
Remaining of 2024	3,043
2025	2,120
2026	1,208
2027	385
2028	291
2029 and thereafter	50
Less: imputed interest	(894)
Total	6,203

9.
COMMITMENTS AND CONTINGENCIES

Legal proceedings
From time to time, the Group may become involved in litigation, claims, and proceedings. The Group evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. As of December 31, 2023 and June 30, 2024, based on the information currently available, the Group believes that the loss contingencies that may arise as a result of currently pending legal proceedings are not reasonably possible to have a material adverse effect on the Group’s business, results of operations, financial condition, and cash flows.
Purchase commitments
In December 2022, the Group entered into a purchase agreement with a third party to purchase sensors to be delivered in 2023 and 2024 with consideration of $12.0 million. As of June 30, 2024, the Group had a future minimum purchase commitment for the purchase of sensors amounted to $6.0 million.
Investment commitments
In August 2023, the Group entered into an agreement with Toyota Motor (China) Investment Co., Ltd. and GAC Toyota Motor Co., Ltd. to establish a joint venture and jointly advance the future mass production

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
9.
COMMITMENTS AND CONTINGENCIES (continued)

Investment commitments (continued)
and large-scale deployment of fully driverless vehicles. As of June 30, 2024, the Group had a future investment commitment of $2.6 million (equivalent to RMB 18.6 million) in cash payable before September 30, 2024, and of $52.1 million (equivalent to RMB 369.0 million) in cash payable before September 30, 2025.
In February 2024, the Group entered into an agreement with PonyLink to establish a joint venture and jointly advance deployment and operation of fully driverless vehicle fleet in South Korea. As of June 30, 2024, the Group had a future investment commitment of $3.6 million (equivalent to Korean Won 5.0 billion) in cash payable within 10 days after the formation of the joint venture.
10.
CONVERTIBLE REDEEMABLE PREFERRED SHARES

The following table summarizes the Preferred Shares authorized, issued, and outstanding as of June 30, 2024:
	Date of Issuance	Total Number of Shares Outstanding	Original Issue Price per Share	Accretion of convertible redeemable preferred shares(6)	Carrying Value
Series A(1)	2017/3/3	34,362,468	0.4323	508	15,172
Series B(2)	2017/12/28	44,758,365	1.7319	3,075	79,915
Series B+(3)	2018/6/27, 2019/11/22	27,428,047	3.6673	3,990	111,125
Series B2	2019/4/11	10,478,885	6.5196	2,710	70,848
Series C(4)	2020/3/13, 2021/6/22	57,896,414	9.4220	21,641	580,728
Series C+	2020/11/16, 2021/1/13	16,161,021	15.4687	9,917	259,801
Series D(5)	2022/2/23, 2022/3/4, 2022/12/29, 2023/8/3, 2023/8/15, 2023/11/15	11,614,287	25.0446	11,539	297,069
Total as of June 30, 2024		202,699,487		53,380	1,414,658

(1)
In March 2023, the Company entered into a share purchase agreement with IWAY LLC, a company wholly owned by Mr. Tiancheng Lou, to repurchase 355,292 Series A Preferred Shares of the Company at fair value of $4.8 million. Upon the completion of this transaction, all of the shares repurchased were cancelled. The repurchase of Preferred Shares is accounted for under the cost method whereby the entire cost of the acquired Series A Preferred Shares is recorded as reduction of Series A Preferred Shares under mezzanine equity and additional paid-in capital. The additional paid-in capital is recorded as the excess of proceeds over the original issuance price of these Series A Preferred Shares. The repurchase resulted in a reduction of mezzanine equity by $0.2 million, and a reduction of additional paid-in capital by $4.6 million.

(2)
545,365 Series B Preferred Shares were issued and repurchased in June 2018.

(3)
Including 3,431,995 Series B+ Preferred Shares issued in November 2019.

(4)
Including 2,122,692 Series C Preferred Shares issued in June 2021 upon the exercise of warrants as discussed in Accounting of Preferred Shares.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
10.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

(5)
Including 199,644 and 168,039 Series D Preferred Shares issued in December 2022 and August 2023 upon the exercise of warrants as discussed in Accounting of Preferred Shares, and newly issued of 3,992,877 Series D Preferred Shares to an investor in November 2023.

(6)
Refer to Note 10 convertible redeemable Preferred Shares — Accounting of Preferred Shares

The key terms of the Preferred Shares are as follows:
Conversion right
The Preferred Shares are convertible at any time, at the option of the holders, into Class A ordinary shares at the applicable conversion ratio by dividing the original issuance price by the conversion price, as adjusted. Each share of Preferred Shares automatically converts into Class A ordinary share upon the earlier of (i) the closing of a QIPO or (ii) the date specified by written consent or agreement of a majority of the holders of each series of Preferred Shares. A QIPO means a firm commitment underwritten public offering of the ordinary shares of the Company in the U.S. (or another jurisdiction) pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, that values the Company at $4.0 billlion or more and that results in gross proceeds to the Company of at least $200.0 million, based on the amendment of Memorandum and Articles of Association of the Company in September 2024. Refer to note 13 subsequent events.
Redemption right
Based on the amendment of Memorandum and Articles of Association of the Company in September 2024, refer to note 13 subsequent events, all Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) a QIPO has occurred prior to December 28, 2027; (ii) the unilateral termination of either the chief executive officer or the chief technology officer of his employment before December 28, 2024 and occurrence of a QIPO; or (iii) breaches by the Company that have not been cured, upon receipt of a written request from any holder of the then-outstanding Preferred Shares, the Company shall redeem all, or part, of the outstanding Preferred Shares.
The redemption price of Series A Preferred Shares shall be one hundred percent (100%) of the issue price of Series A Preferred Shares plus interest calculated at a five percent (5%) compound interest rate. The redemption price of Series B, B+, B2, C, C+, D Preferred Shares shall be one hundred percent (100%) of the issue price of Preferred Shares plus interest calculated at an eight percent (8%) simple interest rate.
Voting rights
The holders of the Preferred Shares are entitled to vote on all matters and are entitled to the number of votes equal to the number of Class A ordinary shares into which each share of the Preferred Shares is then convertible.
Dividend rights
Each holder of the Preferred Shares is entitled to receive noncumulative dividends at a simple rate of 8% of the Preferred Shares issue price per annum when, as, and if declared by the Board, prior and in preference to any dividend on the ordinary shares. Any remaining dividends shall be paid to the holders of the Preferred Shares and the ordinary shares on an as-converted basis. To date, the Board has not declared any such dividends.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
10.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

Liquidation rights
In the event of any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, all assets and funds of the Company shall be distributed to the shareholders in the following manner and order:
Each holder of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution to the holders of any previous Preferred Shares and ordinary shares, the amount equal to the greater of (i) an amount equal to 150% of the Preferred Shares issue price, plus all declared but unpaid dividends or (ii) the pro rata share of all the liquidation proceeds calculated based on an as-converted basis as if all of the Preferred Shares converted into ordinary shares immediately prior to such liquidation. After distributing in full the liquidation preference amount to all the holders of the Preferred Shares, the remaining funds, if any, shall be distributed to the holders of the ordinary shares.
Accounting of Preferred Shares
The Company classified the Preferred Shares in the mezzanine equity in the unaudited condensed consolidated balance sheets as they are contingently redeemable at the options of the holders. Each issuance of the Preferred Shares is recorded at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series B+, Series B2, Series C, Series C+ and Series D Preferred Shares were $0.2 million, $0.4 million, $0.4 million, $0.2 million, $2.0 million, $0.1 million and $0.5 million, respectively.
The Company determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account of independent valuations.
The Company recorded accretion on the Preferred Shares to the redemption value from the date that it becomes probable that the instrument will become redeemable to the earliest redemption dates. The accretion calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.
Warrants issued to would-be investors
The freestanding warrants to purchase the Preferred Shares at a future date were determined to be freestanding instruments that were accounted for as liabilities. At initial recognition, the Company recorded the warrants liability in the unaudited condensed consolidated balance sheets at their estimated fair value and changes in estimated fair values were included in the changes in fair value of warrants liability in the unaudited condensed consolidated statements of operations and comprehensive loss. The warrants liability is subject to remeasurement at each reporting period and the Company adjusted the carrying value of the warrants liability to fair value at the end of each reporting period utilizing an option-pricing model, with changes in estimated fair value of warrants liability disclosed in the unaudited condensed consolidated statements of operations and comprehensive loss.
Series D Warrants
The Company made Series D financing in March 2022, and three PRC onshore investment funds expressed intent to invest in Series D Preferred Shares. However, the PRC onshore investment funds were

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
10.
CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

Accounting of Preferred Shares (continued)
required to obtain Outbound Direct Investment (“ODI”) approvals from relevant PRC government authorities and complete foreign currency exchange procedures before conducting an outbound direct investment pursuant to the PRC laws. To facilitate the PRC onshore investment funds to invest in Series D Preferred Shares with the same preference and rights as other offshore investment funds, a series of agreements were entered into by the Group and the PRC onshore investment funds.
In March 2022, as below, the Group entered into the loan agreements with the PRC onshore investment funds to borrow loans at the amount of RMB equivalent of $3.9 million. The Company also entered into warrants purchase agreements with the PRC onshore investment funds, which entitle the PRC onshore investment funds to purchase 173,024 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share. Such Preferred Shares shall be issuable upon the exercise of the warrants once the investor obtained the government approval and completed the exchange procedures for the ODI. The warrants are classified as a liability and recorded at fair value with changes in fair value recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. The proceeds are first allocated to the warrants based on their fair value as a loan discount, with residual being allocated to the loans, which are recorded in accounts payable and other current liabilities. The loan discount is amortized over the contractual life of the loan, using the straight-line method. In August 2023, certain warrants were exercised to purchase 168,039 Series D Preferred Shares at $25.0446 per share with the total consideration of $4.2 million in cash.
The Company and investor also agreed to terminate 4,985 unexercised warrants. Meanwhile, the Group fully repaid the loans associated with the issuance of the warrants.
The Company also granted warrant to a PRC onshore investment fund with no consideration, which is also a holder of Class A ordinary shares and Preferred Shares, to purchase 199,644 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share. The warrant valued at $828 granted is considered as a deemed dividend to the holder of Series A Preferred Shares. In December 2022, the holder exercised the warrant to purchase 199,644 shares of Series D Preferred Shares with the total consideration of $5.0 million in cash.
In March 2022, the Company also entered into share and warrant purchase agreements with an investment fund, under which the investment fund shall have the right to purchase 998,219 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share, with an aggregate exercise price of $25.0 million. The warrant is classified as a liability and recorded at fair value with changes in fair value recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. The proceeds are first allocated to the warrant based on its fair value, with residual being allocated to the carrying amounts of Series D Preferred Shares. The warrant was expired on March 4, 2024.
11.
SHARE-BASED COMPENSATION

(a)
Description of the share incentive plan

Share-based awards include share options related to Class A ordinary shares granted to employees, RSUs for Class A ordinary shares granted to employees, and restricted stock awards (“RSAs”) for Class B ordinary shares granted to two founders, under the share incentive plan since the inception of the Company.
In November 2016, the Group adopted the Pony AI Inc. 2016 Share Plan (the “Plan”) pursuant to which the Board may grant share-based awards as an incentive. After several share splits and amendments,

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
11.
SHARE-BASED COMPENSATION (continued)

(a)
Description of the share incentive plan (continued)

the number of ordinary shares reserved for issuance under the Plan has been updated to 58,427,257 ordinary shares since January 2020.
Share options generally have a 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. The share options will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 2 to 5 years. In addition to the above service condition, certain share options and RSUs also include performance vesting condition which is contingent on the completion of an IPO or a sale event.
In November 2022, the Group amended the terms of 1,429,000 RSUs and 140,000 share options by eliminating the performance condition that requires the RSUs be vested and the share options be exercised until the completion of the Company’s an IPO or a sale event, respectively. In accordance with ASC 718, “Compensation — Stock Compensation”, the modification is an improbable-to-probable (Type III) modification as an IPO or a sale event is a performance condition that the Company anticipates will not be satisfied until occurrence. The Group remeasured the fair value of the modified RSUs and share options on the modification date and recorded the compensation expenses for the modified awards over the remaining requisite service period.
On March 24, 2022, the Board of the Company approved a share buyback plan (the “Buyback Plan”). Pursuant to the Buyback Plan, the Company plans to repurchase certain issued and outstanding Class A ordinary shares of the Company and/or settle certain share options and the RSUs granted under the Plan, at a per share purchase price of $11.57 (or for the share options, a settlement price at $11.57 minus exercise price as applicable, collectively the “Repurchase/Settlement Price”) and for the aggregate purchase not exceed $10.0 million, from employees who joined the Company or its subsidiaries before April 30, 2018 and/or senior engineers and platform leaders who joined the Company or its subsidiaries no later than December 31, 2018 (the “Eligible Employees”).
Under the Buyback Plan, in April 2023, the Company agreed to buy back from certain Eligible Employees all or a portion of their RSUs and share options, including 232,608 RSUs and 75,275 share options, respectively. For awards vested before the settlement date, the Company paid cash $3.1 million to settle the vested awards and recorded a reduction to additional paid-in capital of $3.1 million. For certain awards with performance vesting condition which is contingent on the completion of an IPO or a sale event, such awards were considered not probable of vesting as of the settlement date, accordingly, the entire settlement price paid was charged to compensation expenses amounted to $0.5 million, which is included in R&D and selling, general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss.
In addition, in March 2023 and 2024, the Company and certain optionees reached an agreement to exchange their share options with RSUs, at the fixed fair value basis of these share options on the exchange date. As a result, 3,028,913 RSUs and 2,195,928 RSUs were newly granted for the exchange of 3,104,234 and 2,223,175 share options, respectively. As the terms and the fair value of the awards are identical before and after the exchange, there is no impact on the unaudited condensed consolidated financial statements.

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
11.
SHARE-BASED COMPENSATION (continued)

(b)
Share option activities

A summary of the Company’s share option activities for the six months ended June 30, 2024 is as follows:
	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	11,052,896	0.47	4.14	161,965
Forfeited or expired	(47,272)	0.46
Exchanged for RSUs	(2,223,175)	0.19
Outstanding as of June 30, 2024	8,782,449	0.53	3.84	135,678
Exercisable as of June 30, 2024	640,601	0.89	4.85	9,670
The weighted average grant date fair value of share options vested during the six months ended June 30, 2024, was $1.78. The total grant date fair value of the share options vested for the six months ended June 30, 2024 was $0.07 million.
Cash received from share option exercises under the Plan for the six months ended June 30, 2024 was nil.
As of June 30, 2024, there were 8,139,349 share options of which the vesting or exercisability is conditioned on the occurrence of an IPO or a sale event.
(c)
RSUs and RSAs activities

A summary of the Company’s RSUs and RSAs activities for the six months ended June 30, 2024 is as follows:
	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	22,498,884	5.45
Granted	1,331,842	15.81
Vested	(100,777)	13.21
Forfeited	(112,686)	13.18
Exchanged from share options	2,195,928	0.10
Unvested as of June 30, 2024	25,813,191	5.47
	Number of RSAs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	937,500	0.07
Vested	(937,500)	0.07
Unvested as of June 30, 2024	—	—

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
11.
SHARE-BASED COMPENSATION (continued)

(c)
RSUs and RSAs activities (continued)

As of June 30, 2024, the weighted average remaining contractual life of outstanding RSUs is 5.21 years. As of June 30, 2024, there were 4,014,668 RSUs that have been vested but not settled.
(d)
Valuation

The Group estimates the fair value of the share options on the grant date using the Black-Scholes option- pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each share option.
The assumptions used to estimate the fair value of the share options with modifications during the six months ended June 30, 2024, are as follows:
For the six months ended June 30, 2024
Expected term (in years)	1.25
Expected volatility	50.56% – 55.18%
Risk-free interest rate	3.85% – 4.03%
Expected dividend yield	0.00%
Expected Term — The expected term represents the period that the share-based awards are expected to be outstanding.
Expected Volatility — Since the Group’s shares are not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose share or share option prices are publicly available after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies.
Risk-Free Interest Rate — The risk-free interest rate used is the constant maturity U.S. Treasury rate corresponding to the applicable time to liquidity.
Expected Dividend Yield — The expected dividend assumption is based on the Group’s current expectations about its anticipated dividend policy after considering the Group’s dividend-paying capacity, its history of paying dividends, and the amount of its prior dividends.
For the six months ended June 30, 2023 and 2024, the share-based compensation expenses were $2.2 million and $1.5 million, respectively, of which $1.2 million and $0.6 million, respectively, were included in R&D expenses and $1.0 million and $0.9 million, respectively, were included in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Of such amounts, $0.1 million and $0.1 million for the six months ended June 30, 2023 and 2024, respectively, relate to granted RSAs.
As of June 30, 2024, the unrecognized share-based compensation expenses related to outstanding unvested non-performance share options and RSUs for employees that are expected to vest were approximately $3.1 thousand and $4.1 million, respectively. The unrecognized share-based compensation expenses are expected to be recognized over a weighted-average period of approximately 0.3 years and 1.7 years for share options and RSUs, respectively.
As of June 30, 2024, the unrecognized compensation expenses related to the performance share options were approximately $13.6 million. The Company will record cumulative share-based compensation expenses

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
11.
SHARE-BASED COMPENSATION (continued)

(d)
Valuation (continued)

related to the performance share options in the period when an IPO or a sale event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expenses recognized over the remaining service period.
As of June 30, 2024, the unrecognized share-based compensation expenses related to the performance RSUs were approximately $137.1 million. The Company will record cumulative share-based compensation expenses related to the performance RSUs in the period when an IPO or a sale event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expenses recognized over the remaining service period.
As of June 30, 2024, the unrecognized share-based compensation expenses related to the granted RSAs were nil.
There were no share options granted to nonemployees during the six months ended June 30, 2024.
12.
RELATED-PARTY BALANCES AND TRANSACTIONS

(a)
Related parties

Name of related parties	Relationship with the Group
Toyota Motor Corporation (“TMC”)	Shareholder of the Group
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron Logistics
Mr. Tiancheng Lou	The founder, shareholder and CTO of the Group

(b)
The Group had the following balances and transactions with major related parties:

Amounts due from related parties	As of December 31, 2023	As of June 30, 2024
TMC	165	—
Sinotrans	5,485	10,542
Total	5,650	10,542
	Six months ended June 30,
Revenues	2023	2024
TMC	250	—
Sinotrans	10,868	12,330
Total	11,118	12,330

PONY AI INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (continued)
(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE AND PER SHARE DATA OR OTHERWISE NOTED)
12.
RELATED-PARTY BALANCES AND TRANSACTIONS (continued)

(b)
The Group had the following balances and transactions with major related parties: (continued)

Operating and finance lease	As of December 31, 2023	As of June 30, 2024
Operating lease liabilities
Sinotrans	108	72
Finance lease liabilities
Sinotrans	2,431	2,197
	Six months ended June 30,
Operating and finance lease	2023	2024
Cost:
Sinotrans	554	711
Selling, general and administrative expenses:
Sinotrans	19	19
Interest expense:
Sinotrans	47	61
	Six months ended June 30,
Interest income	2023	2024
Mr. Tiancheng Lou (note)	21	—

Note:
During 2018, the Group offered a promissory note to the founder to cover the income taxes resulting from the RSAs granted. The promissory note has been repaid in March 2023.

13.
SUBSEQUENT EVENTS

The Group evaluated its subsequent events through September 9, 2024, the date the unaudited condensed consolidated financial statements were available to be issued.
In September 2024, the Company held an Extraordinary General Meeting to approve the eighth amended and restated Memorandum and Articles of Association, through which the Company modified terms of the outstanding Preferred Shares by:
•
revising the minimum QIPO valuation from $8.5 billion to $4.0 billion, and minimum QIPO gross proceeds from $425.0 million to $200.0 million;

•
extending the QIPO date provided in the terms on Preferred Shares redemption rights from prior to December 28, 2024 to prior to December 28, 2027;

•
revising initial conversion price of Series C+ and Series D Preferred Shares from the Series C+’s and Series D’s issuance price to $10.7134 per share.

The Company is in the process of assessing the accounting impact of such modification.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company.
Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.
The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.
Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
			(US$)
Class A ordinary shares
Francisco Javier Rovira de la Torre	April 23, 2022	16,250	10,237.50
George Chu Luo	April 23, 2022	38,750	24,412.50
Michael Wu	April 23, 2022	15,000	12,300.00
Philip Hawzen Mao	April 23, 2022	3,541	5,842.65
Jian Peng	May 31, 2023	37,500	Nil
Series D Preferred shares
ClearVue Pony AI Plus Holdings, Ltd.	February 23, 2022	199,644	5,000,000
China-UAE Investment Cooperation Fund, L.P.	March 4, 2022	3,992,877	100,000,000
Raumier Limited	March 4, 2022	1,597,151	40,000,000
Morningside China TMT Fund IV Co-Investment, L.P.	March 4, 2022	18,149	454,545
Morningside China TMT Fund IV, L.P.	March 4, 2022	181,495	4,545,455
Evodia Investments	March 4, 2022	266,192	6,666,672.16
2774719 Ontario Limited	March 4, 2022	998,219	25,000,000
Assets Key Limited	December 29, 2022	199,644	5,000,000

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
			(US$)
Hainan Kaibeixin Investment Limited Partnership	August 3, 2023	133,096	3,333,336.08
Shenzhen ZY Venture Investment Limited	August 15, 2023	34,943	875,152.97
NEOM Company	November 15, 2023	3,992,877	100,000,000
Options and restricted share units
Certain employees	During the past three years	hold 7,085,781 restricted share units to purchase 7,085,781 Class A ordinary shares	Past and future services provided by these individuals to us
Item 8.   Exhibits and Financial Statement Schedules
(a)   Exhibits:
See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.
(b)   Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.
Item 9.   Undertakings
The undersigned hereby undertakes:
(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(c)   The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

PONY AI INC.
EXHIBIT INDEX
Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1*	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
5.1*	Opinion of Walkers (Hong Kong) regarding the validity of the ordinary shares being registered
8.1*	Opinion of Walkers (Hong Kong) regarding certain Cayman Island tax matters (included in Exhibit 5.1)
8.2*	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)
10.1†*	2016 Share Plan
10.2*	Form of Indemnification Agreement with each of the Registrant’s directors and executive officers
10.3*	Form of Employment Agreement with each of the Registrant’s executive officers
10.4*	Form of Director Agreement with each of the Registrant’s non-executive directors
10.5*	English translation of Exclusive Business Cooperation Agreement dated June 1, 2020 among Beijing (HX) Pony, Hongkong Pony AI and Beijing (ZX) Pony
10.6†*
English translation of Share Pledge Agreement dated June 1, 2020 among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony, shareholders of Beijing (ZX) Pony, Bocong Liu and Jing Zhai
English translation of Supplementary Agreement to Share Pledge Agreement dated February 1, 2021 among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony, shareholders of Beijing (ZX) Pony, Bocong Liu and Jing Zhai
English translation of Supplementary Agreement to Share Pledge Agreement dated July 1, 2021 among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony, shareholders of Beijing (ZX) Pony and Jing Zhai

10.7†*	English translation of Exclusive Option Agreement dated June 1, 2020 among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony, shareholders of Beijing (ZX) Pony, Bocong Liu and Jing Zhai
10.8†*	English translation of executed form of Power of Attorney granted by each shareholder of Beijing (ZX) Pony and a schedule of all executed Powers of Attorney adopting the same form
10.9†*
English translation of executed form of Spousal Consent granted by the spouse of each individual shareholder of Beijing (ZX) Pony and Guangzhou (ZX) Pony, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form

10.10†*
English translation of Supplementary Agreement to Control Agreements dated January 30, 2023 among Beijing (HX) Pony, Hongkong Pony AI, Beijing (ZX) Pony, shareholders of Beijing (ZX) Pony, Bocong Liu and Jing Zhai

10.11*	English translation of Exclusive Business Cooperation Agreement dated June 1, 2020 among Guangzhou (HX) Pony, Hongkong Pony AI and Guangzhou (ZX) Pony

Exhibit Number	Description of Document
10.12†*	English translation of Share Pledge Agreement dated September 14, 2020 among Guangzhou (HX) Pony, Hongkong Pony AI, Guangzhou (ZX) Pony and shareholders of Guangzhou (ZX) Pony
10.13†*	English translation of Exclusive Option Agreement dated September 14, 2020 among Guangzhou (HX) Pony, Hongkong Pony AI, Guangzhou (ZX) Pony and shareholders of Guangzhou (ZX) Pony
10.14†*
English translation of executed form of Power of Attorney granted by each shareholder of Guangzhou (ZX) Pony, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.15†*	English translation of Supplementary Agreement to Control Agreements dated January 30, 2023 among Guangzhou (HX) Pony, Hongkong Pony AI, Guangzhou (ZX) Pony and shareholders of Guangzhou (ZX) Pony
10.16*	English translation of the lease agreement of our headquarters (12th Floor) located in Guangzhou by and among Guangzhou (ZX) Pony AI Technology Co., Ltd. and certain landlord dated May 2, 2018
10.17*	English translation of the lease agreement of our headquarters (13th Floor) located in Guangzhou by and among Guangzhou (ZX) Pony AI Technology Co., Ltd. and certain landlord dated September 12, 2019
10.18†	Share Purchase Agreement between the Registrant and JSC International Investment Fund SPC dated November 4, 2024
10.19†	Share Purchase Agreement between the Registrant and Guangzhou Nansha Chicheng Future Industry Investment Fund Partnership (Limited Partnership) dated October 21, 2024
10.20†	Share Purchase Agreement between the Registrant and Guangqipony Holdings Limited dated October 24, 2024
10.21†	Share Purchase Agreement between the Registrant and Kechuangzhihang Holdings Limited dated October 21, 2024
16.1*	Letter from Deloitte & Touche LLP to the SEC, dated March 24, 2023
21.1*	Principal Subsidiaries of the Registrant
23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Walkers (Hong Kong) (included in Exhibit 5.1)
23.3*	Consent of Haiwen & Partners (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Haiwen & Partners regarding certain PRC law matters
99.3*	Consent of Frost & Sullivan
99.4*	Consent of Mr. Jackson Tai
99.5*	Consent of Dr. Mark Qiu
99.6	Consent of Ms. Asmau Ahmed
107*	Filing Fee Table

†
Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of the exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the company if publicly disclosed.

*
Previously filed.

**
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, the People’s Republic of China, on November 7, 2024.
Pony AI Inc.
By:
/s/ Jun Peng

Name:
Dr. Jun Peng

Title:
Chairman of the Board, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on November 7, 2024 in the capacities indicated:
Signature	Title
/s/ Jun Peng Dr. Jun Peng	Chairman of the Board, Chief Executive Officer (principal executive officer)
* Dr. Tiancheng Lou	Director, Chief Technology Officer
* Mr. Fei Zhang	Director
* Mr. Takeo Hamada	Director
* Dr. Haojun Wang	Chief Financial Officer (principal financial officer and principal accounting officer)

* By:
/s/ Jun Peng

Name: Jun Peng
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Pony AI Inc., has signed this registration statement or amendment thereto in New York on November 7, 2024.
Cogency Global Inc.
Authorized U.S. Representative
By:
/s/ Colleen A. De Vries

Name:
Colleen A. De Vries

Title:
Senior Vice President